

Eastman Kodak Company 2022 Annual Report on Form 10-K and Notice of 2023 Annual Meeting and Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2022 or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 1-00087

EASTMAN KODAK COMPANY
(Exact name of Registrant as specified in its Charter)

New Jersey	**16-0417150**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
343 State Street, Rochester, New York	**14650**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (585) 724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	KODK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on June 30, 2022, was approximately $294 million.

The number of shares of Registrant's Common Stock outstanding as of March 8, 2023 was 79,140,439.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's Annual Meeting of Shareholders to be held on May 17, 2023 have been incorporated by reference into Part III of this Annual Report on Form 10-K.

Eastman Kodak Company
Form 10-K
December 31, 2022

Table of Contents

PART I

ITEM 1. **BUSINESS**

When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to the consolidated company on the basis of consolidation described in Note 1 to the consolidated financial statements in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K Report.

Kodak is a global manufacturer focused on commercial print and advanced materials and chemicals. Kodak provides industry-leading hardware, software, consumables and services primarily to customers in commercial print, packaging, publishing, manufacturing and entertainment. With 31,000 patents earned over 130 years of R&D, we believe in the power of technology and science to enhance what the world sees and creates. Our innovative, award-winning products, combined with our customer-first approach, allow us to attract customers worldwide. Kodak is committed to environmental stewardship, including industry leadership in developing sustainable solutions for print.

The Company was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. Kodak is headquartered in Rochester, New York.

DESCRIPTION OF THE BUSINESS
Kodak's operations are classified into four reportable segments: Traditional Printing, Digital Printing, Advanced Materials and Chemicals and Brand. The balance of Kodak's continuing operations, which do not meet the criteria of a reportable segment, are reported in All Other and primarily represent the Eastman Business Park ("EBP") operations.

Traditional Printing
The Traditional Printing segment is comprised of Prepress Solutions, which includes Kodak's digital offset plate offerings and computer-to-plate ("CTP") imaging solutions. The Traditional Printing segment provides digital and traditional product and service offerings to a variety of commercial industries, including commercial print, direct mail, book publishing, newspapers and magazines and packaging.

This segment is experiencing challenges from higher raw material and other supply chain costs, digital substitution and competitive pricing pressures. Refer to the Business Overview and Strategy section of Item 7, "Management's Discussion and Analysis" for additional information on the opportunities and challenges related to Traditional Printing.

The goal of Prepress Solutions is to pursue a contract-based, stable and recurring cash flow-generative business model. The average duration of customer contracts is two years. These contracts generate recurring revenue. The core of the business is the manufacturing of aluminum digital printing plates of varying sizes. These plates can be as small as 23cm x 27cm and as large as 126cm x 287cm. Unexposed plates are sold to commercial printing companies for use in the offset printing process. Kodak also manufactures equipment, known as CTP equipment, which images the plates with a laser. The plates are used in the offset printing process, which transfers ink from the plate onto a rubber blanket and then onto the substrate to be printed. Due to the nature of the imaging and printing process, a new plate must be used for each printing run. As a result, there is a recurring revenue stream from the sale of these plates.

The Traditional Printing products and services are sold globally to customers through both a direct sales team as well as indirectly through dealers and channel partners.

Kodak's primary competitors are Fuji and Agfa. Kodak expects to benefit from current industry trends, including customers' increasing focus on sustainability initiatives, which may strengthen demand for Kodak's process-free solutions.

Digital offset plate offerings include KODAK SONORA Process Free Plates. Instead of the traditional process in which a plate is run through processing equipment containing a solution of developer, chemicals and water to set the image, KODAK SONORA Process Free Plates enable printers to set the image on the platesetter, then go directly to press. There's also no processing variability, so process-free plate users benefit from more consistent and stable plates. It's designed to be a much more environmentally friendly approach that could eliminate all processing chemicals, water and excess energy and waste from the plate-making process. These plates are designed to deliver cost savings and efficiency for customers and promote environmental sustainability practices.

Net sales for Traditional Printing accounted for 59%, 57% and 58% of Kodak's total net revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

The Traditional Printing segment also provides service and support related to these products.

On September 1, 2019 Kodak established a strategic relationship with Lucky HuaGuang Graphics Co. Ltd ("HuaGuang") in the People's Republic of China. The relationship is comprised of an agreement under which Kodak sold its shares of the Kodak (China) Graphic Communication Co. Ltd. entity, which included the offset printing plates facility in Xiamen, China, and related assets and liabilities, to HuaGuang; a supply agreement for HuaGuang to help Kodak fulfill customer demand; and a license agreement under which Kodak licensed its plates technology, including its Sonora Process Free plates technology, to HuaGuang with the intent of expanding the plates market in China. As part of the arrangement, Kodak established an escrow in China to secure minimum payments required under the supply agreement. The escrow balance as of December 31, 2022 approximated $5 million.

Digital Printing
The Digital Printing segment contains PROSPER, Software, Electrophotographic Printing Solutions and Versamark. Digital Printing products include high-quality digital printing solutions using electrically charged toner-based technology, production press systems, consumables (primarily ink), inkjet components, software and services. Digital Printing products are distributed directly by Kodak and indirectly through dealers. The markets that the Digital Printing segment serves are highly competitive in variable printing applications like direct mail, newspapers, books, and packaging/labels. Key competitors are HP, Canon, Ricoh and Screen. Products and services included in Kodak's offerings are described below.

- *Prosper:*

  - The PROSPER business product offerings, including the PROSPER Press systems and PROSPER Components, feature ultrafast inkjet droplet generation. This includes the PROSPER 6000 Press, which delivers a continuous flow of ink that enables constant and consistent operation, with uniform ink droplet size and accurate placement, even at very high print speeds. Applications of the PROSPER Press include publishing, commercial print, direct mail and packaging on a variety of substrates. PROSPER System Components are integrated into original equipment manufacturer ("OEM") partner products and systems. Sales of equipment that incorporate the PROSPER Writing Systems result in recurring revenue from sales of ink and other consumables and equipment service. The level of recurring revenue depends on the application for which the equipment is used, which drives the total number of pages printed and, therefore, the amount of ink usage. The business model is further supplemented by consumption of other consumables including refurbished jetting modules and service.

  - The focus of the PROSPER business is on developing innovative solutions for customers which includes Kodak's next generation inkjet platform, Ultrastream, with solutions that place writing systems in OEM products and systems as well as direct sale press products that widens its reach into applications for packaging and décor and expands the substrate range to include plastics.

- *Software:*

  - The Software business offers a leading suite of solutions for print production workflow, including the PRINERGY workflow production software, by providing customer value through automation, web integration and integration with other Kodak products and third-party offerings. Production workflow software is used by customers to manage digital and conventional print content from file creation to output. Production workflow software manages content and color, reduces manual errors and helps customers manage the collaborative creative process. Kodak believes it is a leader in production workflow solutions for the commercial print and packaging industries with over 15,000 systems installed in some of the largest printing and packaging establishments around the world. Kodak added its cloud-based PRINERGY On Demand Platform to its PRINERGY offerings in 2022.

  - The Software business includes digital front-end controllers which manage the delivery of personalized content to digital presses while controlling color and print consistency.

- *Electrophotographic Printing Solutions:*

  - NEXFINITY printers produce high-quality, differentiated printing of short-run, personalized print applications, such as direct mail, books, marketing collateral and photo products.

  - The ASCEND printer is a new electrophotographic press aimed at the retail, point of purchase and packaging markets. ASCEND printers enable customers to print and embellish on heavyweight stocks and are designed for customers looking to create short-run packaging, displays and signage.

  - Kodak has ceased manufacturing of NEXFINITY and ASCEND printers effective December 2022. Kodak will continue to offer ink and other consumables as well as provide service to its installed base of printers.

- *Versamark:*

  - The KODAK VERSAMARK products are the predecessor products to the PROSPER business. Kodak has ceased manufacturing VERSAMARK Press Systems. Users of KODAK VERSAMARK products continue to purchase ink and other consumables as well as service from Kodak. Applications of the VERSAMARK products include publishing, transactional, commercial print and direct mail.

Net sales for Digital Printing accounted for 19%, 22% and 23% of Kodak's total net revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Advanced Materials and Chemicals

The Advanced Materials and Chemicals segment is comprised of three lines of business: Industrial Film and Chemicals, Motion Picture and Advanced Materials and Functional Printing. Kodak Services for Business ("KSB"), which provided business process outsourcing services, was sold to Swiss Post Solutions in December 2020. Kodak's Advanced Materials and Chemicals products are distributed directly by Kodak and indirectly through dealers. Kodak Alaris, a professional and consumer still photographic film and chemicals customer, represented approximately 32% of total Advanced Materials and Chemicals segment revenues in both 2022 and 2021 and 30% in 2020. Products and services included in Kodak's offerings are described below.

The Advanced Materials and Chemicals segment includes the Kodak Research Laboratories which conduct research, develop new product or new business opportunities such as Kodak's growth initiatives of printed electronics, light blocking treatment for fabrics and diagnostic test reagents and file patent applications for its inventions and innovations.

The Advanced Materials and Chemicals segment also manages licensing of its intellectual property to third parties and is a supporting participant for any licensing of Kodak intellectual property to a third party. Kodak maintains a large worldwide portfolio of pending applications and issued patents.

- *Industrial Film and Chemicals*:

  - Offers professional and consumer still photographic film, as well as industrial film, including films used by the electronics industry to produce printed circuit boards.

- Includes related component businesses: Specialty Chemicals; Solvent Recovery; and Polyester Film. Specialty Chemicals include unregulated key starting materials ("KSMs") for pharmaceuticals. Kodak intends to continue organic expansion of its KSM production and is exploring opportunities to further expand its pharmaceutical offerings. Specialty Chemicals also includes specialty materials for batteries (e.g., electric vehicles ("EV") and others) and specific functional materials for personal care products.

- Offers specialty inks and dispersions to third parties.

- Offers coating and product commercialization services: offerings include both pilot-scale and production scale roll-to-roll coating capabilities utilizing Kodak's assets and know-how to commercialize and manufacture third-party products.

- *Motion Picture:*

    - Includes the motion picture film business serving the entertainment industry. Motion picture products are sold directly to studios, external laboratories and independent filmmakers.

    - Kodak motion picture film processing laboratories offer onsite processing services at strategic locations in the U.S. and Europe.

- *Advanced Materials and Functional Printing:*

    - Advanced Materials develops solutions for component smart materials based on the materials science inventions and innovations from the research laboratories. There are multiple applications that Kodak contemplates addressing in this category. Currently, the primary focus is on light blocking particles (Kodalux) for the textile market. In addition, a specialty material is manufactured by this group for use by a 3D printing customer.

    - Functional Printing concentrates on contract manufacturing, development partnerships, and/or licensing opportunities in very high-resolution micro-3D printing solutions such as printed electronics and printed transparent antennas. Development partnerships may include non-recurring engineering payments for Kodak's efforts to further develop such technologies into products. Also, a portfolio of products is offered to enable others to utilize functional printing.

- *IP Licensing and Analytical Services*:

    - Kodak actively seeks opportunities to leverage its patents and associated technology in licensing and/or cross-licensing deals to support both revenue growth and its ongoing businesses. While revenues from these licensing activities tend to be unpredictable in nature, this segment carries the potential for revenue generation from intellectual property licensing and new materials businesses. Kodak also provides a wide range of analytical services to external clients at competitive rates.

Refer to the Business Overview and Strategy section of Item 7, "Management's Discussion and Analysis" for additional information on the opportunities related to Advanced Materials and Chemicals growth initiatives.

Net sales for Industrial Film and Chemicals accounted for 15%, 14% and 13% of Kodak's total net revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Brand
The Brand segment includes licensing of the Kodak brand to third parties. Kodak currently licenses its brand for use with a range of products including digital, instant print and 35mm film cameras, printing and scanning consumer use devices, batteries, apparel and eyewear. Kodak intends to continue efforts to grow its portfolio of brand licenses to generate both ongoing royalty streams and upfront payments. Brand licensees use the Kodak brand on their products and use their own distribution channels.

RAW MATERIALS

The raw materials used by Kodak are many and varied and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. Kodak procures lithographic aluminum coils from several suppliers with pricing based on prevailing market prices for aluminum. Lithographic aluminum is experiencing significantly increased prices and demand. Electronic components are used in the manufacturing of commercial printers and other electronic devices. The film and chemicals business uses many raw materials, including silver, from a broad range of suppliers. While most raw materials are generally available from multiple sources, certain key electronic components, other components and specialty chemicals included in the finished goods manufactured by Kodak and manufactured by and purchased from Kodak's third-party suppliers are obtained from single or limited sources, which subjects Kodak to supply risks. Refer to the Executive Overview section of Item 7, "Management's Discussion and Analysis" for a discussion of the impact of the COVID-19 pandemic and other global events for additional information.

SEASONALITY OF BUSINESS

Printing equipment and plate unit sales generally are higher in the fourth quarter, resulting from customer or industry budgeting practices and buying patterns.

RESEARCH AND DEVELOPMENT

Kodak's general practice is to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to Kodak's ability to provide industry-leading products. Kodak holds portfolios of patents in several areas important to its business, including specific technologies such as lithographic printing plates and related equipment systems; digital printing workflow and color management proofing systems; color and black-and-white electrophotographic printing systems including key press components and toners; commercial inkjet writing systems and components, presses and inks; custom and specialty materials for 3D printing, functional printing materials, material formulations, and deposition modalities; engineered microparticles for specific functions; security materials; and embedded information. Each of these areas is important to existing and emerging business opportunities that bear directly on Kodak's overall business performance.

In addition to patents, Kodak's intellectual property includes know-how in many of the areas noted above, but in other businesses as well, such as color negative films, processing and print films and manufacturing of KSMs for the pharmaceutical industry.

Kodak's major products are not dependent upon one single, material patent. Rather, the technologies that underlie Kodak's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent, or group of patents, whose expiration is expected to have a material impact on Kodak's results of operations.

ENVIRONMENTAL MATTERS

Kodak is subject to a wide variety of increasingly stringent federal, state, local, and foreign environmental laws and regulations, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. It is Kodak's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. Kodak continues to engage in programs for environmental, health and safety protection and control.

A liability for environmental remediation and other environmental costs is accrued when it is considered probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental costs and accruals are presently not material to Kodak's operations, cash flows or financial position. Although there is no assurance that existing or future environmental laws applicable to operations or products will not have a material adverse effect on operations, cash flows or financial condition, Kodak does not currently anticipate material expenditures to comply with environmental laws and regulations.

Kodak is focused on developing and delivering products and technologies that can drive sustainability performance by increasing operational efficiency, minimizing resource use, reducing costs over time and empowering customers to meet their own sustainability objectives.

The opportunity to reduce the environmental impact of its products and services is especially great for print products, as commercial printing has historically been a significant source of waste and pollution. Kodak is developing in-house life cycle assessment and carbon foot printing capabilities, which will help identify where the environmental footprint of Kodak's products can be further reduced.

HUMAN CAPITAL

As of January 1, 2023, Kodak employed approximately 4,200 employees across 35 countries. Kodak's success greatly depends on identifying, attracting, engaging, developing, and retaining a highly skilled workforce in multiple areas within Kodak. Outside the U.S. there are employees in certain countries that are represented by unions or similar organizations, such as works councils, or are covered by collective bargaining agreements .

Kodak utilizes temporary staffing programs to develop a pipeline of talent and provide additional support during peak periods. This includes working closely with local schools to provide apprentice and intern programs. Approximately 2% of its workforce is temporary.

Diversity, Equality and Inclusion

Kodak is focused on creating an inclusive and creative environment globally. Kodak strives to create a culture of inclusion, reduce bias in its talent practices, and invest in and engage with its communities. Kodak conducts diversity and code of conduct trainings with employees and managers to promote an inclusive and diverse workplace, where all individuals feel respected and part of a team regardless of their race, national origin, ethnicity, gender, age, religion, disability, sexual orientation or gender identity.

Kodak has achieved a score of 100% on the Human Rights Campaign Foundation's Corporate Equality Index for over two decades and is included on its list of "Best Places to Work for LGBTQ+ Equality".

Health, Wellness and Safety

Kodak is dedicated to driving continuous safety improvement across its operations. Kodak's approach includes identifying and mitigating risk, targeted training, information sharing on safe work practices, and thorough analysis of incidents and near misses.

The COVID-19 pandemic magnified the importance of keeping employees safe and healthy. In response to the pandemic, Kodak has taken actions consistent with government mandates and continues to track active cases. The Executive Leadership Team reviews the impact of and responds to COVID-10 on a regular basis. Kodak will continue to emphasize the health and safety of its employees going forward.

AVAILABLE INFORMATION

Kodak files many reports with the Securities and Exchange Commission ("SEC") (www.sec.gov), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through Kodak's website at www.Kodak.com. To reach the SEC filings, follow the links to Company, About Us, Investor Center, Financials and then SEC Filings.

ITEM 1A.   RISK FACTORS

Kodak operates in rapidly changing economic and technological environments which present numerous risks and uncertainties. The risk factors described below, if realized, could have a material adverse effect on Kodak's business, financial condition, and results of operations and make an investment in our securities risky. You should carefully consider these risks and uncertainties in addition to other information contained in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section and the consolidated financial statements and related notes.

Summary of Risk Factors

The following is a summary of the risk factors Kodak faces. The list is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks Kodak faces include:

Summary of Risks Related to Kodak's Business and Operations

- *Kodak's business, financial condition and results of operations have been and may continue to be adversely affected by global economic and geopolitical conditions, including the impact of the COVID-19 pandemic, the war in Ukraine, inflation, rising interest rates, and slowdowns in customer demand.*

- *The ability to generate positive operating cash flows will be necessary for Kodak to continue to operate our business.*

- *If Kodak is unable to continue successful development, funding, and commercialization of products in businesses upon which we are focused or do so within an acceptable timeframe, Kodak's financial performance could be adversely affected.*

- *If Kodak is unable to successfully or timely implement cost structure reductions, Kodak's business, financial condition and results of operations could be negatively affected.*

- *The loss of one or more of Kodak's key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.*

- *If Kodak cannot effectively anticipate or rapidly respond to technology trends and develop and market new products to respond to changing customer needs and preferences, our revenue, earnings and cash flow could be adversely affected.*

- *Kodak's investment in new products and services may not achieve expected returns.*

- *If Kodak does not manage product reliability, yield and quality, our product launch plans may be delayed, our financial results may be adversely impacted, and our reputation may be harmed.*

- *Aging manufacturing facilities and equipment could lead to failures of equipment and systems.*

- *Cyber-attacks or other data security incidents that disrupt Kodak's operations or result in the breach or other compromise of proprietary of confidential information about our workforce, our customers, or other third parties could disrupt our business, harm our reputation, cause us to lose customers, and expose us to costly regulatory enforcement and litigation, any of which could lead to material adverse effects on Kodak's results of operations, business and financial condition.*

- *If Kodak fails to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.*

- *Kodak's inability to effectively complete and manage strategic transactions could adversely impact our business performance, including our financial results.*

- *Failure to successfully manage the development and improvement of IT systems could diminish or delay any anticipated efficiencies and operational improvements, and our operations and business could be disrupted.*

- *If Kodak cannot protect the intellectual property rights on which our business depends, or if third parties assert that we violate their intellectual property rights, our revenue, earnings, expenses and liquidity may be adversely impacted.*

- *If the reputation of Kodak or its brand erodes significantly, it could have a material impact on our financial results.*

- *Increased competition, including price competition, could have a material adverse impact on Kodak's revenue, gross margins, cash flow and market share.*

- *Business disruptions could seriously harm Kodak's future revenue and financial condition.*

- *Kodak relies on third-party suppliers and service providers to support our manufacturing, logistics, and business operations and faces the risks associated with reliance on external business partners.*

- *Due to the nature of the products we sell and Kodak's worldwide distribution, Kodak is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity costs which, together with tariffs that may be imposed, may adversely impact our results of operations and financial position.*

- *Kodak faces additional costs and risks associated with our worldwide business operations.*

- *An inability to provide competitive financing arrangements to Kodak's customers or extension of credit to customers whose creditworthiness deteriorates could adversely impact our revenue, profitability and financial position.*

Summary of Risks Related to Kodak's Indebtedness and Access to Capital Markets

- *The Company's substantial monetary obligations require a portion of our cash flow be used to fund other obligations rather than be invested in the business and could adversely affect our ability to fund our operations.*

- *The availability of borrowings and letters of credit under the ABL Credit Agreement and LC Credit Agreement is limited by the amount of various types of assets and, under certain circumstances, the administrative agent under the ABL Credit Agreement will have greater control over Kodak's cash.*

- *Kodak may desire additional capital funding and such capital may not be available to us and/or may be limited.*

- *There can be no assurance the Company will be able to comply with the terms of our various credit facilities.*

- *The current non-investment grade status and Kodak's financial condition may adversely impact Kodak's commercial operations, increase our liquidity requirements and increase the cost of refinancing opportunities. We may not have adequate liquidity to post required amounts of additional collateral.*

Summary of Legal, Regulatory and Compliance Risks

- *Legal proceedings and governmental investigations associated with the U.S. International Development Finance Corporation announcement or in general could have a material adverse effect on our business operations and prospects, reputation, financial condition, results of operations and stock price.*

- *Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic and trade sanctions, and similar laws could have a materially adverse effect on Kodak's reputation, results of operations or financial condition, or have other adverse consequences.*

- *Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on Kodak's reputation, results of operations or financial condition.*

- *Kodak is subject to environmental laws and regulations. Failure to comply with such laws and regulations or liabilities imposed as a result of such laws and regulations could have an adverse effect on our business, results of operations and financial condition.*

- *If Kodak fails to maintain effective internal controls over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on Kodak's operations, investor confidence in our business and the trading prices of our securities.*

- *Kodak may have additional tax liabilities.*

- *Kodak's future pension and other postretirement benefit plan costs and required level of contributions could be unfavorably impacted by changes in actuarial assumptions, market performance of plan assets and obligations imposed by legislation or pension authorities which could adversely affect our financial position, results of operations, and cash flow.*

- *Kodak may be required to recognize impairments in the value of our goodwill and/or other long-lived assets which could adversely affect our results of operations.*

Summary of Risks Related to the Company's Common Stock

- *The conversion of the Series B Preferred Stock, Series C Preferred Stock and 2021 Convertible Notes into shares of the Company's common stock may dilute the value for the current holders of the Company's common stock.*

- *The holder of the Series C Preferred Stock owns a large portion of the voting power of the Company's outstanding securities, and the holders of the Series C Preferred Stock and 2021 Convertible Notes each have the right to nominate one member for election to the Company's Board. As a result, these holders may influence the composition of the Board and future actions taken by the Board.*

- *The Company has registered, and has a duty to register, the resale of a large portion of our outstanding securities. The resale of the Company's common stock, or the perception that such resale may occur, may adversely affect the price of our common stock.*

- *The resale of a significant portion of the Company's securities or certain accumulations or transfers of the Company's securities could result in a change of control of the Company and the loss of favorable tax attributes.*

- *The Company's stock price has been and may continue to be volatile.*

Risks Related to Kodak's Business and Operations

Kodak's business, financial condition and results of operations have been and may continue to be adversely affected by global economic and geopolitical conditions, including the impact of the COVID-19 pandemic, the war in Ukraine, inflation, rising interest rates, and slowdowns in customer demand.

Worsening global economic conditions, including those associated with the COVID-19 pandemic, the war in Ukraine, and rising interest rates, could have material adverse impacts on Kodak's business, cash flows, employees, suppliers, customers, and others' ability to conduct business, including increased operational costs, extended business shutdowns, reduced operations, restrictions or interruptions in shipping, manufacturing or installing products, reduced consumer demand and the reduced ability of our customers to make payments. Accounts receivable and past due accounts could increase due to a decline in our customers' ability to pay, and our liquidity, including our ability to use credit lines, could be negatively impacted by failures of financial instrument counterparties, including banks and other financial institutions.

Due to the global economic impact of the COVID-19 pandemic and the war in Ukraine, we have and may continue to experience additional operating costs due to increased cost of energy, shipping, raw materials and labor, limited availability of raw materials and component products, delays in shipping and transportation and a decline in customer demand. Kodak's products contain aluminum, silver, petroleum-based or other commodity-based raw materials, the prices of which have significantly increased, and could continue to increase. Ongoing disruptions in our supply chain could affect our ability to continue to meet customer demand for our products and services. Continued or worsening operational and global economic conditions could materially affect our business, financial condition or results of operations. The extent to which the global economic conditions affect our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and variants, the actions taken in response to the pandemic, the continued impact of the war in Ukraine, any escalation thereof, and the impact of the international response thereto. For additional discussion regarding known impacts of the COVID-19 pandemic, the war in Ukraine and the global economic environment, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

The ability to generate positive operating cash flows will be necessary for Kodak to continue to operate our business.

Continued investment, capital needs, restructuring payments, dividends and servicing Kodak's debt require a significant amount of cash and we may not be able to generate sufficient cash to fund these activities, which could adversely affect our business, financial condition, and results of operations. Kodak has not generated positive operating cash flows without supplementing such cash flow from operations with financing and monetization transactions over the past several years. Kodak's businesses may not grow or continue to generate the same or enough cash flow.

It may take Kodak longer than planned to generate positive cash flow from operations, which would have a material adverse effect on our liquidity and financial position. If Kodak is unable to generate positive cash flow from operations for an extended period in the future or to adequately supplement such cash flow from operations, our ability to continue as a going concern could be impaired or limited.

Kodak's ability to generate cash is subject to general economic, financial, competitive, legal, regulatory and other factors beyond our control. There are no assurances:

- Kodak's businesses will generate sufficient cash flow from operations;
- Kodak will be able to repatriate or move cash to locations where and when it is needed;
- Kodak will meet all conditions associated with borrowings or issuing letters of credit under the ABL Credit Agreement;
- Kodak will realize cost savings, earnings growth or operating improvements resulting from the execution of our business and restructuring plan;
- Kodak will not have to expend cash defending lawsuits regardless of the merits of any claims raised; or
- Future sources of funding will be available in amounts sufficient to enable funding of our liquidity needs.

Kodak's business may not generate cash flow in an amount sufficient to enable us to pay the principal or mandatory redemption price of, or interest and dividends on, the senior secured first lien term loans (the "Term Loans") borrowed under the Credit Agreement, dated February 26, 2021, by and among the Company, the lenders party thereto (the "Term Loan Lenders"), and Alter Domus (US) LLC, as Administrative Agent (the "Term Loan Credit Agreement"), the 5.0% unsecured convertible notes held by the Term Loan Lenders (the "2021 Convertible Notes"), the 4.0% Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock"), and the 5.0% Series C Convertible Preferred Stock of the Company (the "Series C Preferred Stock"), or to fund Kodak's other liquidity needs, including working capital, capital expenditures, product development efforts, restructuring actions, collateral requirements, strategic acquisitions, investments and alliances and other general corporate requirements.

If Kodak cannot fund our liquidity needs, we will have to take actions, such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, and investments and alliances; selling additional assets; restructuring or refinancing the Company's debt; or seeking additional equity capital. Such actions could increase the Company's debt, negatively impact customer confidence in our ability to provide products and services, reduce our ability to raise additional capital and delay sustained profitability. There are no assurances any of these actions could, if necessary, be taken on commercially reasonable terms, or at all, or they would satisfy Kodak's liquidity needs.

If Kodak is unable to continue successful development, funding, and commercialization of products in businesses upon which we are focused or do so within an acceptable timeframe, Kodak's financial performance could be adversely affected.

Kodak has focused our investments in print, advanced materials, and chemicals. These investment areas include offset plates and CTP devices, digital printing using commercial inkjet, high resolution functional printing for electronic and optical solutions, specialty chemicals (including pharmaceutical products), coated materials used in electric vehicle/energy storage batteries and smart materials for light control and 3D printing. Each of these businesses requires additional investment and may not be successful. The introduction of successful innovative products at market competitive prices and the achievement of scale are necessary for Kodak to grow these businesses, improve margins and achieve our financial objectives. Additionally, Kodak's strategy is based on a number of factors and assumptions, some of which are not within our control, such as the actions of third parties. There can be no assurance that we will be able to successfully execute all or any elements of our strategy, or that Kodak's ability to successfully execute our strategy will be unaffected by external factors. If Kodak is unsuccessful in growing our investment businesses as planned, or perceiving the needs of our target customers, Kodak's results of operations, financial condition and liquidity could be adversely affected.

If Kodak is unable to successfully or timely implement cost structure reductions, Kodak's business, financial condition and results of operations could be negatively affected.

Kodak continues to rationalize our workforce and streamline operations to a leaner and more focused organization aligned with our business initiatives. There are no assurances that workforce reductions, restructuring efforts and other cost-saving measures will be successful or the cost savings or other beneficial results will be consistent with expectations. The extent of change across our organizational structure, senior leadership, culture, functional alignment, outsourcing and other areas poses risks in the form of personnel capacity constraints and institutional knowledge loss that could lead to diminished results, compliance issues, and harm to our reputation. If workforce reductions, restructuring efforts and other cost-saving measures are not effectively managed, Kodak may also experience lost sales, harm to our business and customer relationships, adverse effects on employee morale, loss of key employees or other retention issues, product delays and increased costs.

Finally, the timing and implementation of workforce reductions may require compliance with laws and regulations, including local labor laws, and the failure to comply with such requirements may result in damages, fines and penalties. Any of these outcomes could negatively impact Kodak's business, financial condition, and results of operations.

The loss of one or more of Kodak's key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

In order to be successful, Kodak must continue to attract, retain and motivate executives and other key employees across the Company. Hiring and retaining qualified executives, research and engineering professionals, and qualified sales representatives, particularly in Kodak's targeted growth markets, is critical to our future. The impact of the COVID-19 pandemic has resulted in increased attrition and significant shifts in the labor market and employee expectations. Given that our business is highly technical and specialized, it would be difficult to replace the loss of any of our key employees. Kodak may be unable to attract and retain highly qualified management and employees, particularly if we do not offer employment terms competitive with the rest of the market. Failure to attract and retain qualified individuals, key leaders, executives and employees, or failure to develop and implement a viable succession plan, could result in inadequate depth of institutional knowledge or skill sets, which could adversely affect Kodak's business and results of operations.

If Kodak cannot effectively anticipate or rapidly respond to technology trends and develop and market new products to respond to changing customer needs and preferences, our revenue, earnings and cash flow could be adversely affected.

Kodak generally sells our products in industries which are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. Kodak's success depends on our ability to offer differentiated solutions and technologies to capture market share and grow scale. To do so, Kodak must continually develop and introduce new products and services in a timely manner to keep pace with technological developments and achieve customer acceptance. In addition, the services and products we provide to customers may not or may no longer meet the needs of our customers as the business models of our customers evolve. Kodak's customers may decide to outsource their imaging and printing needs or may purchase imaging and printing services and needs from other suppliers. In addition, it is difficult to predict successfully the products and services our customers will demand. The success of Kodak's business depends in part on our ability to identify and respond promptly to changes in customer preferences, expectations and needs. If Kodak does not timely assess and respond to changing customer expectations, preferences and needs, our financial condition, results of operations or cash flows could be adversely affected.

If Kodak is unable to timely anticipate new technology trends, develop improvements to our current technology to address changing customer preferences, and effectively communicate our businesses, products, and the markets we serve, our revenue, earnings and cash flow could be adversely affected.

The success of Kodak's technology development efforts may be affected by the development efforts of our competitors, which may have more financial and other resources to better ascertain technology trends, changing customer preferences, and changing business expectations or models. Kodak's assessment and response may as a result be incomplete or inferior when compared to our competitors, which could adversely affect our product roadmaps and associated revenue streams.

Kodak has reduced the scope of our corporate-focused research and development activities. If our investment in research and product development is inadequate, our response to changing customer needs and changing market dynamics may be too slow and this may adversely affect revenue streams from new products and services.

Kodak's investment in new products and services may not achieve expected returns.

Commercial success depends on many factors, including innovativeness, developer support, and effective distribution and marketing. If customers do not perceive Kodak's latest offerings as providing significant new functionality or other value, they may reduce their purchases of new products or upgrades, unfavorably affecting our revenue. Kodak may not achieve significant revenue from new product, service, and distribution channel investments for several years, if at all.

New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins Kodak has experienced historically. Developing new technologies is complex. It can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or services could adversely affect Kodak's revenue.

If Kodak does not manage product reliability, yield and quality, our product launch plans may be delayed, our financial results may be adversely impacted, and our reputation may be harmed.

In developing, commercializing, manufacturing and servicing our products and services, Kodak must adequately address reliability and prevent yield and other quality issues, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products.

Because Kodak's products are sophisticated and complicated to develop and commercialize with rapid advances in technologies, the occurrence of defects may increase, particularly with the introduction of new product lines.

Unanticipated issues with product performance may delay product launch plans which could result in additional expenses, lost revenue and earnings. Although Kodak has established internal procedures to minimize risks which may arise from product quality issues, there can be no assurance we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. Product reliability, yield and quality issues can impair our relationships with new or existing customers and adversely affect our brand image; product quality issues can result in recalls, warranty, or other service obligations and litigation; and our reputation as a producer of high quality products could suffer, all of which could adversely affect our business as well as our financial results.

Aging manufacturing facilities and equipment could lead to failures of equipment and systems.

Kodak's manufacturing facilities are aged, and without significant updates to equipment and systems, will be more prone to failure. Capital improvements to manufacturing facilities are planned but there is risk to manufacturing operations especially due to the complexity of the processes and technology and the loss of knowledge as employees leave who are familiar with the processes and technology. The longer these updates are delayed the higher the risk due to equipment failures, further obsolescence and additional loss of employees with the specific knowledge base. If Kodak's equipment and systems experience a critical failure, we could experience an interruption of operations, manufacturing delays, increased costs associated with repairs or redesigns of systems and products, loss of sales and customers and damage to Kodak's reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Cyber-attacks or other data security incidents that disrupt Kodak's operations or result in the breach or other compromise of proprietary of confidential information about our workforce, our customers, or other third parties could disrupt our business, harm our reputation, cause us to lose customers, and expose us to costly regulatory enforcement and litigation, any of which could lead to material adverse effects on Kodak's results of operations, business and financial condition.

To effectively manage our global business, Kodak depends on secure and reliable information technology systems with accurate data. These systems and their underlying infrastructure are provided by a combination of Kodak and third parties, and if unavailable or unreliable, could disrupt Kodak's operations, causing delays or cancellation of customer orders, impeding the manufacturing or delivery of products, delaying the reporting of financial results, or impacting other business processes critical to running our business.

Attacks on IT systems continue to grow in frequency, complexity and sophistication, and Kodak is regularly targeted by unauthorized parties using malicious tactics, code and viruses. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, are increasingly more complex and sophisticated and may be difficult to detect for long periods of time. Therefore, the system controls and security measures Kodak and other third parties use to prevent, detect and respond to data or cyber security incidents may not be sufficient to anticipate and identify these techniques or implement adequate or timely preventive or responsive measures.

Kodak's IT systems contain critical information about our business, including intellectual property and confidential information of our customers, business partners, and employees. Cyber-attacks, breaches or defects in our systems or those of third parties could result in unauthorized access to and misuse of our information, corruption of data, or disruption of operations, any of which could have a material adverse impact on Kodak's business and reputation. The speed to closure of significant cyber security incidents may be influenced by the cooperation of governmental or law enforcement agencies, which is outside of our control.

Kodak also provides IT-based products and services to our customers and operates services used by our customers and hosted by Kodak. A breach of our security or reliability measures, or those of our third-party service providers, could negatively impact our customers' operations or data privacy, which could expose Kodak to liability and reputational harm.

We may be required to incur significant costs to protect against damage caused by cyber-attacks or data security incidents in the future. Such events may expose us to unexpected liability, litigation, regulatory investigation and penalties, loss of customers' business, unfavorable impact to business reputation, any of which could lead to a material adverse effect on our business, financial condition and results of operations.

If Kodak fails to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.

Kodak uses a variety of distribution methods to sell and deliver our products and services, including direct sales, third-party resellers, channel partners and distributors. Successfully managing the interaction of direct and indirect channels across customer segments for our products and services is complex. Since each distribution method has distinct risks and financial implications, Kodak's failure to achieve the most advantageous delivery model for our products and services could adversely affect our revenue and earnings.

Kodak's inability to effectively complete and manage strategic transactions could adversely impact our business performance, including our financial results.

From time to time, Kodak may be engaged in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures, asset sales, spin-offs and outsourcing transactions and may enter into agreements relating to such transactions in order to further our business objectives.

In order to successfully pursue strategic transactions, Kodak must identify suitable sellers, buyers and partners and successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the elimination of any remaining post-sale costs related to divested businesses. Transaction risk can be more pronounced for larger and more complicated transactions or when multiple transactions are pursued simultaneously. Strategic transactions may involve the following risks and challenges that could negatively impact our results of operations:

- the need to obtain required regulatory and other approvals;
- the need to integrate acquired or combined operations with our business;
- potential loss of key employees;
- difficulty in evaluating operating costs, infrastructure requirements, environmental and other liabilities, and other factors beyond our control;
- wrong, inaccurate, or changing business assumptions on which such acquisitions or combinations are predicated;
- potential lack of operating experience in new business or geographic areas;
- an increase in our expenses and working capital requirements;
- competition for strategic transactions, which may increase transaction costs and the ability to identify opportunities;
- management's attention may be temporarily diverted; and
- the possibility we may be required to issue a substantial amount of additional equity or debt securities or assume additional debt in connection with any such transactions.

There are no assurances Kodak will be able to consummate any strategic transactions which we undertake or, if consummated, Kodak will achieve the anticipated levels of cash flows or realize synergies or other anticipated benefits from a strategic transaction. If Kodak fails to identify and successfully complete transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions. Any of these factors could have an adverse effect on Kodak's revenue, gross margins and profitability.

Failure to successfully manage the development and improvement of IT systems could diminish or delay any anticipated efficiencies and operational improvements, and our operations and business could be disrupted.

Kodak is implementing improvements to IT systems to more effectively manage our global business and implement our strategic plans. If Kodak is unable to successfully manage the development, improvement and transition of IT systems, anticipated efficiencies and operational improvements may be delayed or diminished, and we may experience cost overruns, disruption in our operations, or other business or reputational harm, any of which could have a material adverse effect on Kodak's results of operations, business and financial condition.

If Kodak cannot protect the intellectual property rights on which our business depends, or if third parties assert that we violate their intellectual property rights, our revenue, earnings, expenses and liquidity may be adversely impacted.

A key differentiator for Kodak in many of our businesses is our technological advantage over competitors' products and solutions. Our technological advantage is supported by Kodak's intellectual property rights. Patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and non-disclosure, confidentiality and other types of agreements with Kodak's employees, customers, suppliers and other parties, may not be effective in establishing, maintaining, protecting and enforcing Kodak's intellectual property rights.

Any of Kodak's direct or indirect intellectual property rights could be challenged, invalidated, circumvented, infringed, diluted, disclosed or misappropriated, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same degree as the laws of the United States.

Therefore, in certain jurisdictions, Kodak may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. Also, some of Kodak's businesses and some of our products rely on key technologies developed or licensed by third parties and, because of the rapid pace of technological change in the information technology industry, we may not be able to obtain or continue to obtain licenses and technologies from relevant third parties on reasonable terms, or at all.

Kodak also licenses third parties to use our trademarks. In an effort to preserve our trademark rights, Kodak enters into license agreements with these third parties which govern the use of our trademarks and requires our licensees to abide by quality control standards with respect to the goods and services they provide under the trademarks. Although Kodak makes efforts to police the use of our trademarks by our licensees, there can be no assurance these efforts will be sufficient to ensure the licensees abide by the terms of their licenses. In the event Kodak's licensees fail to do so, our trademark rights could be diluted and our reputation harmed by our licensees' activities. Also, failure by Kodak and our licensees to sufficiently exploit any of Kodak's trademarks in any markets could erode Kodak's trademark rights with respect to the relevant trademarks. Because the laws and enforcement regimes of certain countries do not protect proprietary rights to the same degree as those in the United States, in certain jurisdictions Kodak may be unable to adequately prevent such unauthorized uses, which could result in impairment of our trademark rights.

Kodak has made substantial investments in new, proprietary technologies and has filed patent applications and obtained patents to protect our intellectual property rights in these technologies as well as the interests of our licensees. There can be no assurance Kodak's patent applications will be approved, any patents issued will be of sufficient scope or strength to provide us with meaningful protection, or such patents will not be challenged by third parties. Furthermore, Kodak may fail to accurately predict all of the countries where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patents issuing may vary in scope of coverage depending on the country in which such patents issue.

In addition, the intellectual property rights of others could inhibit Kodak's ability to conduct our business. Other companies may hold patents on technologies used in Kodak's industries and some of these companies may be aggressively seeking to expand, enforce or license their patent portfolios. Third parties may claim Kodak and our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights.

Such claims may be made by competitors seeking to block or limit Kodak's access to certain markets. Additionally, certain individuals and groups have purchased intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like Kodak. Even if we believe the claims are without merit, these claims may have the following negative impacts on our business:

- claims can be time consuming and costly to defend and may distract management's attention and resources;
- claims of intellectual property infringement may require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products;
- even if we have an agreement with a third party to indemnify us against such costs, the indemnifying party may be unable to uphold such party's contractual obligations; and
- if we cannot or do not license the infringed technology at all, license the technology on reasonable terms or substitute similar technology from another source, Kodak's revenue and earnings could be adversely impacted.

Finally, Kodak uses open source software in connection with some of our products and services. Companies which incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, Kodak could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose Kodak's source code or pay damages for breach of contract could be harmful to our business results of operations and financial condition.

If the reputation of Kodak or its brand erodes significantly, it could have a material impact on our financial results.

Kodak's products and brand have worldwide recognition. Kodak's reputation, and the reputation of our brand, form the foundation of our relationships with key stakeholders and other constituencies, including customers, suppliers, distributors, channel partners, consumers and investors. Any harm to the reputation of Kodak or our brand could have a material adverse impact on our results of operations, business and financial condition. The value of Kodak's brand is reflected, in part, in our Brand segment, which licenses the Kodak brand for use by third parties in a wide range of products. Consumers and the public may view the products and activities of brand licensees as the products and activities of Kodak. The measures Kodak undertakes to research and manage licensee relationships and assess the quality of their products may not be sufficient to protect against legal proceedings and reputational harm in the event that licensed products and services do not meet consumer expectations for quality and safety. Other factors that could dilute or damage the reputation of Kodak and our brand include the failure of products and services to meet customer expectations, litigation and government investigations, negative or inaccurate comments in the media, including social media, and failure to meet and manage customer and industry expectations regarding the impact of our business on matters of social responsibility and environmental sustainability.

Increased competition, including price competition, could have a material adverse impact on Kodak's revenue, gross margins, cash flow and market share.

The markets in which Kodak does business are highly competitive with large, entrenched, and well financed industry participants, many of which are larger than Kodak. In addition, we encounter aggressive price competition for many of our products and services from numerous companies globally. Any of our competitors may:

- foresee the course of market developments more accurately than Kodak does;
- sell superior products and provide superior services or offer a broader variety of products and services;
- have the ability to produce or supply similar products and services at a lower cost;
- have better access to materials and supplies and the ability to acquire materials and supplies at a lower cost;
- develop stronger relationships with our suppliers or customers;
- adapt more quickly to new technologies or evolving customer requirements; or
- have access to capital markets or other financing sources on more favorable terms.

As a result, Kodak may not be able to compete successfully with our competitors. Finally, we may not be able to maintain our operating costs or prices at levels which would allow us to compete effectively. Kodak's results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures. If our products, services and pricing are not sufficiently competitive with current and future competitors, we could also lose market share, adversely affecting our revenue, gross margins and cash flow.

Business disruptions could seriously harm Kodak's future revenue and financial condition.

Worldwide operations could be subject to earthquakes, power shortages or outages, internet, systems and telecommunications failures, cyber-attacks, terrorism and other physical security threats, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, failure of critical infrastructure, medical epidemics, including the COVID-19 pandemic, political or economic instability, including war and protests, and other natural or manmade disasters or business interruptions, for which Kodak is predominantly self-insured. The occurrence of any of these business disruptions could cause disruptions to Kodak's operations or the operations of our suppliers, distributors and resellers, or customers and have a material adverse effect on Kodak's results of operations and financial condition.

Certain of Kodak's critical business functions, including our manufacturing and field service operations, cannot be performed remotely, and an inability of Kodak's employees to physically work at our or our customers' locations due to disruptions in service could harm Kodak's operations, perhaps significantly.

The impact of these risks is greater in areas where products are manufactured at a sole or limited number of location(s), and where the sourcing of materials is limited to a sole or limited base of suppliers, since any material interruption in operations in such locations or suppliers could impact Kodak's ability to provide a particular product or service for a period of time.

If our systems are disrupted or fail for any reason, both Kodak and our customers could experience data loss, financial loss, harm to reputation, or significant business interruption. Any delays or failures caused by network outages, software or hardware failures, or other data processing disruptions, could result in our inability to provide services in a timely fashion or at all. We may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose us to unexpected liability, litigation, regulatory investigation and penalties, loss of customers' business, and unfavorable impact to business reputation, as a result of which there could be a material adverse effect on our business and results of operations.

Kodak relies on third-party suppliers and service providers to support our manufacturing, logistics, and business operations and faces the risks associated with reliance on external business partners.

Kodak relies on third-party suppliers for goods and services to support our manufacturing, logistics, and business operations. To the extent we rely on third parties, we face the risks that those third parties may not be able to:

• Obtain supplies and materials necessary to deliver goods or services to Kodak;
• Mitigate the impact of labor shortages and/or other disruptions;
• Develop manufacturing methods appropriate to Kodak's products;
• Maintain an adequate control environment; and
• Quickly respond to changes in customer demand for Kodak's products.

Suppliers may choose to unilaterally withhold products, components or services. In addition, Kodak may experience shortages in supply and disruptions in service and supply as a result of unexpected demand, transportation and logistical limitations, and/or disruptions or production difficulties at our suppliers, such as disruptions due to fires, medical epidemics, other natural disasters or events outside of a supplier's control. In addition, disruptions could result from a reduction in the number of our suppliers due to their own financial difficulties or a reduction in the products offered by such suppliers. As a result of the loss of any supplier, or a substantial decrease in the availability of products from our suppliers, Kodak may be unable to meet our customer commitments, our costs could be higher than planned, and our cash flows and the reliability of our products could be negatively impacted. Kodak will vigorously enforce our contractual rights under such circumstances, but there is no guarantee we will be successful in preventing or mitigating the effects of unilateral actions by our suppliers.

Other supplier problems that Kodak could encounter include electronic component shortages, interruption of IT services, risks related to the duration and termination of our contracts with suppliers for components and materials, non-competitive pricing due to tariffs, and risks related to the ability to obtain products, components or services from single source suppliers on favorable terms or at all. Hardware, applications and services, including cloud-based services, that we develop or procure from third-party suppliers may contain defects in design or other problems that could compromise the integrity and availability of our services. The realization of any of these risks, should alternative third-party relationships not be available or established, could cause interruptions in supply or increases in costs which might result in Kodak's inability to meet customer demand for our products, damage to our relationships with our customers, and reduced market share, all of which could adversely affect Kodak's results of operations and financial condition.

Any significant negative change in the payment terms that Kodak has with our suppliers could adversely affect our liquidity. There is a risk that Kodak's key suppliers could respond to any actual or apparent decrease in or any concern with our financial results or liquidity by requiring or conditioning their sale of goods or services to Kodak on more stringent or more costly payment terms, such as by requiring standby letters of credit, earlier or advance payment of invoices, payment upon delivery, or shorter payment terms. Kodak's need for additional liquidity could significantly increase and our supply could be materially disrupted if a significant portion of our key suppliers took one or more of the actions described above, which could have a material adverse effect on our sales, customer satisfaction, cash flows, liquidity and financial position.

Due to the nature of the products we sell and Kodak's worldwide distribution, Kodak is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity costs which, together with tariffs that may be imposed, may adversely impact our results of operations and financial position.

As a result of Kodak's global operating and financing activities, we are exposed to changes in currency exchange rates and interest rates, which may adversely affect our results of operations and financial position.

Exchange rates and interest rates in markets in which we do business tend to be volatile and, at times, our sales and profitability can be negatively impacted across all of our segments depending upon the value of the U.S. dollar and other major currencies such as the euro, the Japanese yen, the British pound and the Chinese yuan. Tariffs or duties may also be imposed on exported products produced by Kodak, making such products less competitive in jurisdictions imposing such tariffs or duties. If the global economic situation remains uncertain or worsens, there could be further volatility in changes in currency exchange rates, interest rates and commodity prices, which could have negative effects on Kodak's business, financial condition and results of operations.

Kodak faces additional costs and risks associated with our worldwide business operations.

Kodak's business is subject to additional costs and risks associated with doing business internationally, such as:

- support of multiple languages;
- recruitment of sales and technical support personnel with the skills to design, manufacture, sell and supply products;
- compliance with governmental regulation of imports and exports, including obtaining required import or export approval for our products;
- complexity of managing international operations;
- exposure to foreign currency exchange rate fluctuations;
- commercial laws and business practices which may favor local competition and the imposition of tariffs on products or raw materials imported into or exported from the U.S.;
- multiple, potentially conflicting, and changing governmental laws, regulations and practices, including differing export, import, tax, anti-corruption, anti-dumping, economic sanction, labor, and employment laws;
- difficulties in collecting accounts receivable;
- limitations or restrictions on the repatriation of cash and the potential obligation to move cash to locations limiting or restricting repatriation;
- limitations or reductions in protection of intellectual property rights;
- complications in logistics and distribution arrangements; and
- political or economic instability.

As a global company, Kodak is subject to regulatory requirements and laws in the jurisdictions in which we operate, and any alleged non-compliance with these requirements or laws could result in an adverse financial or reputational impact.

An inability to provide competitive financing arrangements to Kodak's customers or extension of credit to customers whose creditworthiness deteriorates could adversely impact our revenue, profitability and financial position.

The competitive environment in which Kodak operates may require us to facilitate or provide financing to our customers. Customer financing arrangements may cover all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. Tightening of credit in the global financial markets can adversely affect the ability of Kodak's customers to obtain financing for significant purchases, which may result in a decrease in, or cancellation of, orders for our products and services. If Kodak is unable to provide competitive financing solutions to our customers or if we extend credit to customers whose creditworthiness deteriorates, our revenues, profitability and financial position could be adversely impacted.

Risks Related to Kodak's Indebtedness and Access to Capital Markets

The Company's substantial monetary obligations require a portion of our cash flow be used to fund other obligations rather than be invested in the business and could adversely affect our ability to fund our operations.

The Company has obligations for borrowed money or in connection with letters of credit under the Term Loan Credit Agreement, the Asset Based Revolving Credit Agreement (the "ABL Credit Agreement"), the cash collateralized Letter of Credit Facility Agreement (the "LC Credit Agreement"), and the 2021 Convertible Notes (together, the "Credit Agreements").

The Company's indebtedness under the Credit Agreements and our other obligations could have important negative consequences to the Company and investors in our securities. These include the following:
* Kodak may not be able to satisfy all of our obligations, including, but not limited to, our obligations under the Credit Agreements, which may cause a cross-default or cross-acceleration on other debt Kodak may have incurred;
* We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, collateral requirements, refinancing or other purposes;
* We will have to use a significant part of our cash flow or cash balances to make payments on our debt and Series B Preferred Stock and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion; and
* adverse economic or industry conditions may have more of a negative impact.

The Company cannot be sure cash generated from our businesses will be as high as we expect, or our expenses will not be higher than we expect. Because a portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent on revenues, which are largely driven by customer demand. A lower amount of cash generated from our businesses or higher expenses than expected, when coupled with our debt obligations, could adversely affect Kodak's ability to fund our operations.

The availability of borrowings and letters of credit under the ABL Credit Agreement and LC Credit Agreement is limited by the amount of various types of assets and, under certain circumstances, the administrative agent under the ABL Credit Agreement will have greater control over Kodak's cash.

Availability under the Company's ABL Credit Agreement is based on the amount of Eligible Receivables, Eligible Inventory and Eligible Equipment (as defined in the ABL Credit Agreement) less specified reserves as described in Note 9, "Debt and Finance Leases" to the consolidated financial statements. With the exception of the years ending December 31, 2020 and December 31, 2022, Kodak's U.S. Accounts Receivable and Inventory levels have been declining over the last several years, and Machinery and Equipment for purposes of the ABL Credit Agreement amortizes down by $1 million per quarter.

Availability under the Company's LC Credit Agreement is based on cash collateral in an amount greater than or equal to 103% of the aggregate amount of letters of credit issued and outstanding at any given time (the "LC Cash Collateral").

If Eligible Receivables, Eligible Inventory and Eligible Machinery and Equipment continue to decline and an asset base cannot be maintained to support the $58 million of letters of credit outstanding under the ABL Credit Agreement and the $11.25 million of Excess Availability required under the ABL Credit Agreement, or if LC Cash Collateral is not maintained to support the 103% of the $43 million of letters of credit outstanding under the LC Credit Agreement, the Company would be required to remain in compliance with the ABL Credit Agreement's Fixed Charge Coverage Ratio and operate under cash dominion by the administrative agent under the ABL Credit Agreement.

Additional LC Cash Collateral would be classified as restricted cash and would not be available to support ongoing working capital and investment needs.

If the administrative agent under the ABL Credit Agreement executed cash dominion, that would increase operational complexities for the Company. An event of default would occur under these circumstances if the Company is unable to remain in compliance with the ABL Credit Agreement's Fixed Charge Coverage Ratio and operate under cash dominion by the administrative agent under the ABL Credit Agreement.

Kodak may desire additional capital funding and such capital may not be available to us and/or may be limited.

Kodak may desire to raise additional capital, including to pursue additional growth opportunities, strategic transactions or additional reorganization initiatives or refinance or redeem outstanding debt or preferred stock. Because of Kodak's current non-investment grade credit rating and financial condition, and/or the current volatility and tightening in the financial and credit markets, Kodak's access to the capital markets may be limited.

Kodak's ability to obtain capital and the costs of such capital are dependent on numerous factors, including:

- Covenants in the Credit Agreements;
- Obtaining a consent from the holders of Series B and C Preferred Stock for the issuance of additional preferred shares which rank senior or *pari passu* to the Series B and C Preferred Stock;
- Investor confidence in Kodak and the markets in which we operate;
- Our financial performance and projected financial performance and the financial performance and projected financial performance of our subsidiaries;
- Our levels of debt and redemption obligations;
- Our ability to generate positive cash flow;
- Our ability to consummate monetization transactions including asset sales;
- Our requirements for posting collateral under various commercial agreements;
- Our current non-investment grade credit rating;
- Our long-term business prospects; and
- General economic and capital market conditions.

Kodak may not be successful in obtaining additional capital for these or other reasons. An inability to access capital may limit our ability to capitalize on growth or efficiency opportunities or refinancings we would otherwise like to pursue.

There can be no assurance the Company will be able to comply with the terms of our various credit facilities.

A breach of any of the financial or other covenants contained in the Credit Agreements, including the Minimum US Liquidity requirements in the ABL Credit Agreement and the LC Credit Agreement, could result in an event of default under these facilities.

The maturity for our 2023 Amended ABL Credit Agreement is June 12, 2024. If we are unable to extend the maturity date or refinance this facility, we would need to have sufficient cash, securities or other collateral to post in place of the letters of credit supported by these facilities. If the 2023 Amended ABL Credit Agreement is not extended or refinanced by February 26, 2024, we may need to address a $9 million reduction in commitments that would take effect on that date.

If any default or event of default occurs under the LC Credit Agreement or ABL Credit Agreement and the Company is not able to either cure it or obtain a waiver from the requisite lenders under the LC Credit Agreement and ABL Credit Agreement, the administrative agent under the LC Credit Agreement and ABL Credit Agreement may, and at the request of the requisite lenders for that facility must, declare all of the Company's outstanding obligations under the LC Credit Agreement and ABL Credit Agreement, together with accrued interest and fees, to be immediately due and payable. In addition, the agent under the LC Credit Agreement and ABL Credit Agreement may, and at the request of the requisite lenders must, terminate the lenders' commitments under that facility and cease making further loans. If any default or event of default occurs under the Term Loan Credit Agreement or 2021 Convertible Notes and the Company is not able to either cure it or obtain a waiver from the holders of the Term Loan Credit Agreement or 2021 Convertible Notes, such holders may declare all of the Company's outstanding obligations under the Term Loan Credit Agreement and 2021 Convertible Notes, together with accrued interest and fees, to be immediately due and payable. If applicable, the administrative agent under the LC Credit Agreement, ABL Credit Agreement and Term Loan Credit Agreement and the collateral agent for the 2021 Convertible Notes could institute foreclosure proceedings against the pledged assets. Any of these outcomes would likely have an adverse effect on the Company's operations and our ability to satisfy our obligations as they come due.

The current non-investment grade status and Kodak's financial condition may adversely impact Kodak's commercial operations, increase our liquidity requirements and increase the cost of refinancing opportunities. We may not have adequate liquidity to post required amounts of additional collateral.

The Company's corporate family credit rating is currently below investment grade and there are no assurances our credit ratings will improve, or they will not decline, in the future. In addition, the Company may not continue to maintain credit ratings from the recognized rating agencies.

Our credit ratings and financial condition may affect the evaluation of our creditworthiness by trading counterparties and lenders, which could put us at a disadvantage to competitors with higher or investment grade ratings.

In carrying out our commercial business strategy, the current non-investment grade credit ratings have resulted and will likely continue to result in requirements that Kodak either prepay obligations or post significant amounts of collateral to support our business.

Should our ratings continue at their current levels, or should our ratings be further downgraded, we would expect these negative effects to continue and, in the case of a downgrade, become more pronounced. In particular, given the Company's current credit ratings we may be required to post additional collateral to secure workers' compensation-related obligations.

Legal, Regulatory and Compliance Risks

Legal proceedings and governmental investigations associated with the U.S. International Development Finance Corporation announcement or in general could have a material adverse effect on our business operations and prospects, reputation, financial condition, results of operations and stock price.

On July 28, 2020, the U.S. International Development Finance Corporation (the "DFC") announced (the "DFC Announcement") the signing of a non-binding letter of interest to provide a subsidiary of the Company with a potential $765 million loan (the "DFC Loan") to support the launch of Kodak Pharmaceuticals, an initiative that would manufacture pharmaceutical ingredients for essential generic drugs (the "DFC Pharmaceutical Project").

The DFC Announcement and circumstances surrounding it prompted congressional investigations, an SEC investigation and a New York Attorney General's investigation. In addition, lawsuits have been filed or threatened alleging various securities law violations and breaches of fiduciary duties based on circumstances surrounding the DFC Announcement. For further information on these investigations and lawsuits, see Note 12, "Commitments and Contingencies" in the Notes to Financial Statements.

Legal proceedings in general, and securities and class action litigation and regulatory investigations in particular, can be expensive and disruptive. The investigations and lawsuits associated with the DFC announcement have diverted, and may continue to divert, the attention of Kodak's employees, management and board of directors. In addition, the response to the DFC related investigations and lawsuits has resulted in, and may continue to result in, increased legal expense and related costs. Kodak's insurance, to the extent maintained, is not expected to cover all costs associated with the investigations and legal proceedings. We are unable to predict how much longer the legal proceedings and investigations to which we are currently subject will continue. An unfavorable outcome of any governmental investigation or legal proceeding may have an adverse impact on our reputation, business, financial condition and results of operations, prospects, or stock price.

Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic and trade sanctions, and similar laws could have a materially adverse effect on Kodak's reputation, results of operations or financial condition, or have other adverse consequences.

Regulators worldwide are exercising heightened scrutiny with respect to anti-corruption, economic and trade sanctions, and anti-money laundering laws and regulations. Such heightened scrutiny has resulted in more aggressive investigations and enforcement of such laws and more burdensome regulations, any of which could adversely impact Kodak's business. Kodak has a global operating presence, including in numerous developing economies where companies and government officials are more likely to engage in business practices that are prohibited by domestic and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and the U.K. Bribery Act.

Such laws generally prohibit improper payments or offers of payments to foreign government officials and leaders of political parties, and in some cases, to other persons, for the purpose of obtaining or retaining business. Kodak is also subject to economic and trade sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control, which prohibit or restrict transactions or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated, including narcotics traffickers and terrorists or terrorist organizations, among others. In addition, Kodak is subject to anti-money laundering laws and regulations.

Kodak has implemented policies and procedures to monitor and address compliance with applicable anti-corruption, economic and trade sanctions and anti-money laundering laws and regulations, and Kodak periodically reviews, upgrades and enhances certain of our policies and procedures. However, there can be no assurance that our employees, consultants or agents will not take actions in violation of our policies for which we may be ultimately responsible, or that our policies and procedures will be adequate or will be determined to be adequate by regulators. Any violations of applicable anti-corruption, economic and trade sanctions or anti-money laundering laws or regulations could limit certain of Kodak's business activities until they are satisfactorily remediated and could result in civil and criminal penalties, including fines, which could damage our reputation and have a materially adverse effect on Kodak's results of operation or financial condition.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on Kodak's reputation, results of operations or financial condition.

Kodak receives, processes, transmits and stores information relating to identifiable individuals (personal information), both in our role as a technology provider and as an employer. As a result, Kodak is subject to numerous U.S. federal and state and foreign laws and regulations relating to personal information.

These laws have been subject to frequent changes, and new legislation in this area may be enacted at any time. More recent examples of data privacy laws include (but are not limited to) the EU's General Data Protection Regulation ("GDPR") and ePrivacy laws, California's Consumer Privacy Act ("CCPA") and Privacy Rights Act ("CPRA"), China's Personal Information Protection Law ("PIPL"), and Brazil's General Data Protection Law ("LGPD").

Recently enacted laws and regulations, as well as any other change to existing laws, the introduction of new laws and regulations in this area, or the failure to comply with existing laws that are applicable, may subject Kodak to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to obtain and process information and allegations by our customers and clients that we have not performed our contractual obligations.

Recent developments in the regulation of cross-border data transfers from the European Economic Area and countries with similar regimes, including enforcement decisions and regulatory guidance issued by key supervisory authorities, creates uncertainty as to our and our customers' ability to use platforms and processing services located in the U.S. and other non-adequate jurisdictions. While existing data transfer mechanisms, such as Standard Contractual Clauses, remain valid, Kodak's use of these transfer mechanisms is subject to legal, regulatory and political pressure. Kodak anticipates spending additional time and expense to enable continued cross-border transfers as needed to operate our business, which may have a material adverse effect on our business and results of operations.

This environment demands Kodak continuously improve our design and coordination of security controls and contractual arrangements across our businesses and geographies. While Kodak has taken steps to comply with the GDPR, other applicable data protection laws, and the regulations and guidance published by applicable regulators, our efforts to achieve and remain in compliance may not be fully successful. Despite Kodak's security controls over personal data, Kodak, may not prevent the improper disclosure of personal information. Improper disclosure of this information could harm our reputation or subject us to liability under laws which protect personal data, resulting in increased costs or loss of revenue.

Kodak is subject to environmental laws and regulations. Failure to comply with such laws and regulations or liabilities imposed as a result of such laws and regulations could have an adverse effect on our business, results of operations and financial condition.

Kodak is subject to environmental laws and regulations world-wide that govern, for example, the discharge of pollutants, the management of hazardous materials, the cleanup of contaminated sites, and the composition and end-of-life management of our products. Changes to such laws and regulations could limit the sale of certain of our products in certain jurisdictions or require modifications to our products that may be costly, time consuming or infeasible.

Non-compliance with applicable laws or liability incurred without regard to fault could have a material adverse effect on our business, results of operations and financial condition. The cost of complying with such laws could have a material adverse effect on our business, results of operations and financial condition. Any uncertainties related to environmental conditions or obligations at Kodak's properties may impact our ability to further develop or sell such properties.

If Kodak fails to maintain effective internal controls over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on Kodak's operations, investor confidence in our business and the trading prices of our securities.

Kodak is required to maintain disclosure controls and procedures and internal controls over financial reporting that are effective for the purposes described in Item 9A, "Controls and Procedures". The existence of a material weakness in Kodak's internal controls may adversely affect our ability to record, process, summarize and report financial information timely and accurately and, as a result, our financial statements may contain material misstatements or omissions, which could result in regulatory scrutiny, cause investors to lose confidence in our reported financial condition and otherwise have a material adverse effect on Kodak's business, financial condition, cash flow results of operations or the trading price of Kodak's stock.

Kodak may have additional tax liabilities.

Kodak is subject to income and other taxes in the United States and many other countries, and we are subject to routine corporate income tax audits in these jurisdictions. We believe that the positions taken on our tax returns are fully supported, but tax authorities may challenge these positions, and our positions may not be fully sustained on examination by the relevant tax authorities. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision, and we believe we have provided adequate reserves for all tax deficiencies or reductions in tax benefits that could reasonably result from an audit. We adjust our uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular audit. Determining the appropriate provision for potential deficiencies or reductions in tax benefits that could reasonably result from an audit requires management judgments and estimates, and income tax audits are inherently unpredictable. We may not accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our income tax provision, net income and cash flows.

Kodak's future pension and other postretirement benefit plan costs and required level of contributions could be unfavorably impacted by changes in actuarial assumptions, market performance of plan assets and obligations imposed by legislation or pension authorities which could adversely affect our financial position, results of operations, and cash flow.

Kodak has significant defined benefit pension and other postretirement benefit obligations.

The funded status of our U.S. and non-U.S. defined benefit pension plans (and other postretirement benefit plans), and the related cost reflected in our financial statements, are affected by various factors subject to an inherent degree of uncertainty. Key assumptions used to value these benefit obligations, funded status and expense recognition include the discount rate for future payment obligations, the long term expected rate of return on plan assets, salary growth, mortality trends, and other economic and demographic factors. Significant differences in actual experience, or significant changes in future assumptions or obligations imposed by legislation or pension authorities, could lead to a potential future need to contribute cash or assets to Kodak's plans in excess of currently estimated contributions and benefit payments and could have an adverse effect on Kodak's consolidated results of operations, financial position or liquidity.

In past years, Kodak has experienced variability in the costs of these defined benefit pension and postretirement benefit obligations as a result of macro-economic factors beyond our control, including variability in investment returns on pension plan assets, and changes in discount rates and mortality rates used to calculate pension and related liabilities. At least some of these macro-economic factors may again put pressure on the cost of providing pension and benefits. There can be no assurance we will succeed in limiting cost increases.

Kodak may be required to recognize impairments in the value of our goodwill and/or other long-lived assets which could adversely affect our results of operations.

Kodak tests goodwill and indefinite lived intangible assets for impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Kodak evaluates other long-lived assets for impairments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairments could occur in the future if Kodak's expected future cash flows or market capitalization decline, market or interest rate environments deteriorate, or if carrying values change materially compared with changes in their respective fair values.

Risks Related to the Company's Common Stock

The conversion of the Series B Preferred Stock, Series C Preferred Stock and 2021 Convertible Notes into shares of the Company's common stock may dilute the value for the current holders of the Company's common stock.

The 1,000,000 outstanding shares of the Company's Series B Preferred Stock are convertible into shares of the Company's common stock at a conversion rate of 9.5238 shares of common stock per share of Series B Preferred Stock, the 1,096,797 outstanding shares of the Company's Series C Preferred Stock are convertible into shares of the Company's common stock at a conversion rate of 10 shares of common stock per share of Series C Preferred Stock, and the 2021 Convertible Notes are convertible into shares of the Company's common stock at a conversion rate of 100 shares of common stock per $1,000 principal amount of 2021 Convertible Notes. The outstanding shares of Series C Preferred Stock and outstanding principal amount of the 2021 Convertible Notes are expected to increase as a result of the payment of dividends and interest in kind at a rate of 5.0% per annum. As a result of the conversion of any issued and outstanding Series B Preferred Stock, Series C Preferred Stock or 2021 Convertible Notes (collectively, the "Convertible Securities"), the Company's existing shareholders will own a smaller percentage of our outstanding common stock. Based on the capitalization of the Company as of December 31, 2022, the conversion of all Convertible Securities would result in the issuance to holders thereof of approximately 23% of the outstanding common stock after giving effect to such conversion. Further, additional shares of common stock may be issuable pursuant to certain other features of the Convertible Securities, with such issuances being further dilutive to existing holders of common stock.

If Convertible Securities are converted into common stock, holders of such converted common stock will be entitled to the same dividend and distribution rights as holders of the common stock currently authorized and outstanding. As such, another dilutive effect resulting from the conversion of any issued and outstanding Convertible Securities will be a dilution to dividends and distributions.

Holders of the Company's common stock will not realize any dilution in their ownership, dividend or distribution rights solely as a result of the reservation of any shares of common stock for issuance upon conversion of the Convertible Securities or for issuance of additional shares of common stock pursuant to certain other features of the Convertible Securities, but will experience such dilution to the extent additional shares of common stock are issued in the future as described above.

The holder of the Series C Preferred Stock owns a large portion of the voting power of the Company's outstanding securities, and the holders of the Series C Preferred Stock and 2021 Convertible Notes each have the right to nominate one member for election to the Company's Board. As a result, these holders may influence the composition of the Board and future actions taken by the Board.

The holder of the Company's Series C Preferred Stock is entitled to vote upon all matters upon which holders of the Company's common stock have the right to vote and is entitled to the number of votes equal to the number of full shares of common stock into which such shares of Series C Preferred Stock could be converted at the then applicable conversion rate.

The holder of the Series C Preferred Stock holds approximately 12% of the voting power of the Company on an as-converted basis. As a result, this holder may have the ability to influence future actions by the Company requiring shareholder approval.

The holder of the Series C Preferred Stock also has the right to nominate one member for election to the Company's board of directors (the "Board"). This nomination right expires upon the earlier to occur of the third anniversary of the initial issuance of the Series C Preferred Stock or the holder ceasing to directly or indirectly hold at least a majority of the shares of Series C Preferred Stock purchased or the common stock received upon the conversion of such shares and is exclusive to the initial holder and does not transfer with the Series C Preferred Stock.

Also, an affiliate of the Term Loan Lenders has the right to nominate one member for election to the Board until the third anniversary of the initial issuance of the Term Loans or until the Term Loan Lenders cease to hold at least 50% of the original principal amount of the Term Loans and commitments under the Credit Agreement, whichever is earlier. Until the Term Loan Lenders cease to hold at least 50% of the original principal amount of the Term Loans and commitments under the Credit Agreement, at any time that the director nominated by the affiliate of the Term Loan Lenders is not serving on the Board, such affiliate will have the right to designate a non-voting observer to the Board.

Also, if dividends on the Series B Preferred Stock are in arrears for six or more consecutive or non-consecutive dividend periods, the holders of the Series B Preferred Stock will be entitled to nominate one director at the next annual shareholder meeting and all subsequent shareholder meetings until all accumulated dividends on the Series B Preferred Stock have been paid or set aside. As a result, the presence of directors on the Board nominated by the current holder of Series C Preferred Stock or an affiliate of the Term Loan Lenders or nominated in the future by the holders of Series B Preferred Stock would enable such holders and lenders to influence the composition of the Board and, in turn, potentially influence and impact future actions taken by the Board.

The Company has registered, and has a duty to register, the resale of a large portion of our outstanding securities. The resale of the Company's common stock, or the perception that such resale may occur, may adversely affect the price of our common stock.

In compliance with certain agreements to which the Company is a party, we have registered the resale of an aggregate of up to 44,490,032 shares of common stock that are either outstanding or issuable upon conversion of Preferred Stock or convertible notes. The resale of a substantial number of shares of common stock in the public market, or the perception that such resale might occur, could cause the market price of the Company's common stock to decline. Under the terms of the certain agreements to which the Company is subject, certain of the counterparties to such agreements can, in certain circumstances, require the Company to participate in an underwritten public offering of the registered securities. Any shares sold in a registered resale will be freely tradable without restriction under the Securities Act. While the Company cannot predict the size of future resales or distributions of our common stock, if there is a perception that such resales or distributions could occur, or if the holders of the Company's securities registered for resale sell a large number of the registered securities, the market price for the Company's common stock could be adversely affected.

The resale of a significant portion of the Company's securities or certain accumulations or transfers of the Company's securities could result in a change of control of the Company and the loss of favorable tax attributes.

Holders of the Convertible Securities and holders of large blocks of the Company's common stock collectively have a significant influence over matters presented to the Company's shareholders for approval, including election of members to the Board and change of control transactions. In addition, the holders of such securities collectively would be able to cause a significant change in the ownership of the Company by selling a sufficient portion of the Company's securities held by them. If such a transaction, in combination with other transactions in securities of the Company which have already occurred or future issuances of securities by the Company, were to result in an "ownership change" as determined under Section 382 of the Internal Revenue Code of 1986, as amended, then the Company's ability to offset taxable income with tax attributes generated prior to the ownership change date could be limited, possibly substantially. Certain accumulations or transfers of the Company's outstanding securities not involving these holders, could also cause such an "ownership change". For more information on the Company's tax attributes refer to Note 18, "Income Taxes". The interests of the holders of the Convertible Securities and holders of large blocks of the Company's common stock may not always coincide with the interests of the other holders of our common stock.

The Company's stock price has been and may continue to be volatile.

The market price of the Company's common stock experienced extreme volatility in the context of the DFC Announcement and has declined significantly since that time. Future announcements or disclosures concerning the Company, our strategic initiatives, our sales and profitability, quarterly variations in actual or anticipated operating results or comparable sales, any failure to meet analysts' expectations, sales of large blocks of our common stock and developments concerning the investigations, lawsuits and claims relating to the DFC Announcement, among other factors, could cause the market price of our common stock to fluctuate substantially.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Kodak's worldwide headquarters is located in Rochester, New York.

Kodak owns 11 million square feet and leases, as a lessee, approximately 4 million square feet of space that includes administrative, research and development, manufacturing and marketing facilities in several worldwide locations. Out of the owned space, Kodak leases out approximately 1 million square feet to third-party tenants. The leases are for various periods and are generally renewable.

Kodak's principal manufacturing facilities, by segment, are listed below. Properties in a location may be shared by all segments operating in that location.

Digital Printing	*Traditional Printing*	*Advanced Materials and Chemicals*
Rochester, New York, USA	Rochester, New York, USA	Rochester, New York, USA
Dayton, Ohio, USA	Columbus, Georgia, USA	Xiamen, China
Vancouver, Canada	Osterode, Germany	Vancouver, Canada
(software development)	Gunma, Japan	
Shanghai, China	Shanghai, China	
(software development)	Vancouver, Canada	

Regional distribution centers are located in various places within and outside of the United States.

Research and development is headquartered at the Kodak Research Laboratories which is part of the Eastman Business Park in Rochester, New York, where Kodak conducts research and files patent applications for fundamental inventions. Eastman Business Park is a more than 1,200-acre innovation and manufacturing hub, which features a comprehensive set of technology, transportation and utility infrastructure assets. The complex features an on-site rail and wastewater treatment facility and manufacturing, distribution, lab and office space. Kodak uses and leases out space at Eastman Business Park as part of its strategy of adaptive and effective reuse of infrastructure, services, buildings and land.

Other U.S. research and development groups are located in Dayton, Ohio and Columbus, Georgia. Outside the U.S., research and development groups are located in Canada, Israel, Germany, Japan and China. The research and development groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

Kodak has excess capacity in some locations. Kodak is pursuing the monetization of its excess capacity by selling or leasing the associated properties.

ITEM 3.   LEGAL PROCEEDINGS

See Note 12, "Commitments and Contingencies" in the Notes to the Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" for information regarding certain legal proceedings in which Kodak is involved.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

Name	Age	Positions Held
James V. Continenza	60	Executive Chairman and Chief Executive Officer
David E. Bullwinkle	48	Chief Financial Officer, Senior Vice President and President of Eastman Business Park
Roger W. Byrd	57	General Counsel, Secretary and Senior Vice President
Richard T. Michaels	49	Chief Accounting Officer and Corporate Controller
Terry R. Taber	68	Chief Technical Officer, Vice President, Senior Vice President Advanced Materials and Chemicals

The executive officers' biographies follow:

James V. Continenza

James V. Continenza leads the transformation of Kodak as Executive Chairman and Chief Executive Officer. He was appointed by the Board as Executive Chairman in February 2019 and as Chief Executive Officer in July 2020. Continenza joined the Board of Kodak in April 2013 and became Chairman of the Board in September 2013. Continenza served as the Chairman and Chief Executive Officer of Vivial Inc., a privately held marketing technology and communications company from September 2012 through June 2021, and served as Chairman and Chief Executive Officer of Vivial Media LLC, a portion of Vivial Inc. remaining after a partial sale, from June 2021 to January 2022. He has also held leadership roles at STi Prepaid, LLC, a telecommunications company; Anchor Glass Container Corp., a leading manufacturer of glass containers; Teligent, Inc., a provider of communications services including voice, data, and internet access; Lucent Technologies Product Finance, a global leader in telecom equipment; and AT&T Inc., a telecommunications company.

In addition to his management experience, Continenza serves and has served on the boards of directors of a number of public and private companies. Continenza served on the board of directors of NII Holdings, Inc. (Nasdaq: NIHD), the holding company for Nextel Brazil, a wireless communication services provider, from August 2015 to August 2019. Among other private company boards, Continenza currently serves on the board of directors of Wildcat Discovery Technologies, Inc. ("Wildcat"), a private technology company that uses proprietary methods to research and develop new battery materials. Continenza was appointed to the board of Wildcat as the Company's designee in connection with the Company's purchase of preferred securities of Wildcat.

Previously, Continenza served on the boards of directors of Datasite LLC (formerly known as Merrill Corporation) from July 2013 to December 2020 and Cenveo Corporation, an industry leader in transformative publishing solutions, from September 2018 to September 2022.

David E. Bullwinkle

Dave Bullwinkle has been the Chief Financial Officer and Senior Vice President of Kodak since July 2016 and the President of Eastman Business Park since November 2018. Bullwinkle is responsible for advancing the growth strategy for Eastman Business Park and leading Kodak's worldwide treasury, internal audit, controller and tax teams. Bullwinkle joined Kodak in 2004 and has worked in several financial management roles at Kodak including Worldwide BU Controller, Assistant Corporate Controller and External Reporting Manager. He served as the Director of Corporate Financial Planning and Analysis and Vice President, Finance at Kodak from November 2010 to June 2016, and Director of Investor Relations from August 2013 to June 2016.

Prior to joining Kodak, Bullwinkle worked as the Manager of Financial Reporting at Birds Eye Foods, Inc. and previously at PricewaterhouseCoopers from 1996 to 2002 in various roles including serving as an Assurance Manager. Bullwinkle is a Certified Public Accountant in the State of New York.

Roger W. Byrd

Roger Byrd was appointed General Counsel, Secretary and Senior Vice President of Kodak in January 2019. He is responsible for leading the Company's global legal function and for providing legal guidance to senior leadership and the Board of Directors. Byrd also supports the Company with credit agreement compliance, securities reporting, corporate governance, M&A and financing transactions, joint ventures, and other strategic initiatives. Byrd joined Kodak in 2015 as Assistant General Counsel and Vice President, Legal Department.

Prior to joining Kodak, Byrd was a Partner at Nixon Peabody LLP. During his 23-year career at Nixon Peabody, he represented a broad range of clients in connection with a variety of M&A, financing and other corporate transactions. Byrd also served as General Counsel at Choice One Communications, Inc., a competitive local exchange carrier from 2005 – 2006.

Richard T. Michaels

Richard Michaels was appointed Chief Accounting Officer and Corporate Controller of Kodak in April 2021. From 2011 until April 2021 Michaels served as the Kodak's Assistant Corporate Controller. Michaels joined Kodak in 2004 as Controller for the Graphics Communications Group and held several other controller positions at the Company prior to becoming the Assistant Corporate Controller.

Prior to joining Kodak, Michaels held various positions at PricewaterhouseCoopers from 1995 to 2004. Michaels is a Certified Public Accountant in the State of New York.

Terry R. Taber, PhD

Terry Taber has served as Kodak's Chief Technical Officer since January 2009. Effective January 2020, he is a Senior Vice President of Advanced Materials and Chemicals.

From May 1, 2017 to January 2020, Taber was named President of the Advanced Materials and 3D Printing Technology Division, which contained the research laboratories and included licensing as well as new business development activities related to Kodak's patents and proprietary technology, and focused on opportunities in smart material applications, printed electronics markets and 3D printing materials.

From January 1, 2015 to May 1, 2017, Taber was President of the Intellectual Property Solutions Division. From January 2007 to December 2008 he was the Chief Operating Officer of Kodak's Image Sensor Solutions ("ISS") business, a leading developer of advanced CCD and CMOS sensors serving imaging and industrial markets. Prior to Taber's role with ISS, he held a series of senior positions in Kodak's research and development and product organizations. Taber has served as a corporate vice president since December 2008, including as a senior vice president from December 2010 through February 2020.

During his more than 40 years at Kodak, Taber has been involved in new materials research, product development and commercialization, manufacturing, and executive positions in R&D and business management.

Taber's early responsibilities included research on new synthetic materials, an area in which he holds several patents, program manager for several film products, worldwide consumer film business product manager, Associate Director of R&D and Director of Materials & Media R&D.

In past board service, he was a founding Board Member of the Innovation & Material Sciences Institute and served on the Executive Advisory Board of FIRST Rochester (For Inspiration and Recognition of Science and Technology). Taber currently serves on the George Eastman Museum Board, effective June 2018. He also serves on the Executive Committee of the Greater Rochester Chamber of Commerce and on the Board of Trustees for Roberts Wesleyan College and Northeastern Seminary.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "KODK".

There were 770 shareholders of record of common stock on December 31, 2022.

Information regarding securities authorized for issuance under equity compensation plans is included in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report under the caption "Equity Compensation Plan Information."

DIVIDEND INFORMATION

No dividends on common stock were declared or paid during 2022 or 2021.

Dividends for common shareholders may be restricted under Kodak's Term Loan Credit Agreement, Amended ABL Credit Agreement, Letter of Credit Facility Agreement, the Series B Preferred Stock Agreement and the Series C Preferred Stock Agreement.

The graph below matches Eastman Kodak Company's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the Russell 2000 index and the S&P Small Cap 600 Information Technology index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2017 to 12/31/2022.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Eastman Kodak Company, the Russell 2000 Index, and S&P Small Cap 600 Information Technology

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2023 Russell Investment Group. All rights reserved.

ISSUER PURCHASES OF EQUITY SECURITIES DURING THE QUARTER ENDED DECEMBER 31, 2022

There were no issuer purchases of equity securities in the quarter ended December 31, 2022.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak and should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8. "Financial Statements and Supplementary Data" ("Item 8") of this Annual Report on Form 10-K. All references to Notes relate to Notes to the Financial Statements in Item 8.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report on Form 10-K includes "forward–looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995.

Forward–looking statements include statements concerning Kodak's plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, liquidity, investments, financing needs and business trends and other information that is not historical information. When used in this document, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "predicts," "forecasts," "strategy," "continues," "goals," "targets" or future or conditional verbs, such as "will," "should," "could," or "may," and similar words and expressions, as well as statements that do not relate strictly to historical or current facts, are intended to identify forward–looking statements. All forward–looking statements, including management's examination of historical operating trends and data, are based upon Kodak's current expectations and assumptions. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or those expressed in or implied by such forward-looking statements. Important factors that could cause actual events or results to differ materially from the forward-looking statements include, among others, the risks and uncertainties described in more detail in this report on Form 10–K under the headings "Business," "Risk Factors," "Legal Proceedings" and/or "Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources," and in other filings the Company makes with the SEC from time to time, as well as the following:

- Continued sufficient availability of borrowings and letters of credit under the Amended ABL Credit Agreement and L/C Facility Agreement, Kodak's ability to obtain additional or alternate financing if and as needed, Kodak's continued ability to manage world-wide cash through inter-company loans, distributions and other mechanisms, and Kodak's ability to provide or facilitate financing for its customers;

- Kodak's ability to improve and sustain its operating structure, cash flow, profitability and other financial results;

- Kodak's ability to achieve strategic objectives, cash forecasts, financial projections, and projected growth;

- Kodak's ability to achieve the financial and operational results contained in its business plans;

- Kodak's ability to comply with the covenants in its various credit facilities;

- Kodak's ability to fund continued investments, capital needs, collateral requirements and restructuring payments and service its debt and Series B Preferred Stock and Series C Preferred Stock;

- Changes in foreign currency exchange rates, commodity prices, interest rates and tariff rates;

- The impact of the global economic environment, including inflationary pressures, medical epidemics such as the COVID-19 pandemic, geopolitical issues such as the war in Ukraine, and Kodak's ability to effectively mitigate the associated increased costs of aluminum and other raw materials, energy, labor, shipping, delays in shipment and production times, and fluctuations in demand;

- The performance by third parties of their obligations to supply products, components or services to Kodak and Kodak's ability to address supply chain disruptions and continue to obtain raw materials and components available from single or limited sources of supply, which may be adversely affected by the COVID-19 pandemic and the war in Ukraine;

- Kodak's ability to effectively anticipate technology and industry trends and develop and market new products, solutions and technologies, including products based on its technology and expertise that relate to industries in which it does not currently conduct material business;

- Kodak's ability to effectively compete with large, well-financed industry participants;

- Kodak's ability to effect strategic transactions, such as investments, acquisitions, strategic alliances, divestitures and similar transactions, or to achieve the benefits sought to be achieved from such strategic transactions;

- Kodak's ability to discontinue, sell or spin-off certain non-core businesses or operations, or otherwise monetize assets;

- The impact of the investigations, litigation and claims arising out of the circumstances surrounding the announcement on July 28, 2020, by the U.S. International Development Finance Corporation of the signing of a non-binding letter of interest to provide a subsidiary of Kodak with a potential loan to support the launch of an initiative for the manufacture of pharmaceutical ingredients for essential generic drugs; and

- The potential impact of force majeure events, cyber-attacks or other data security incidents that could disrupt or otherwise harm Kodak's operations.

Future events and other factors may cause Kodak's actual results to differ materially from the forward–looking statements. All forward–looking statements attributable to Kodak or persons acting on its behalf apply only as of the date of this report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this document. Kodak undertakes no obligation to update or revise forward–looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by law.

The following Management's Discussion and Analysis ("MD&A") provides a historical and prospective narrative on the Company's financial condition and results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Cross references to Notes in this MD&A are to the Notes in the Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data". The discussion of the Company's financial condition and results of operations for the year ended December 31, 2021 compared to the same period in 2020 is included in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10–K for the year ended December 31, 2021.

EXECUTIVE OVERVIEW

Consolidated revenues in the year ended December 31, 2022 were $1.205 billion, an improvement of $55 million (5%) from 2021. Currency impacted revenue unfavorably in 2022 compared to 2021 ($70 million).

Traditional Printing's revenues, which accounted for 59% of Kodak's total revenues in 2022, improved by $52 million (8%) compared to 2021. Volume for SONORA Process Free Plates improved by 2% compared to the prior year period or 9% when including volume under a licensing agreement pursuant to which Kodak received approximately $1 million in royalties in 2022. Digital Printing revenues declined $22 million (9%) and Advanced Materials and Chemicals revenue improved $22 million (10%) from 2021 to 2022.

Impact of COVID-19 and Other Global Events*:*
Kodak's products are sold and serviced in numerous countries across the globe with more than half of sales generated outside the U.S. Current global economic conditions remain highly volatile due to the ongoing impacts from the COVID-19 pandemic, heightened levels of inflation, unfavorable foreign exchange rates, the war in Ukraine, and other global events which impacted Kodak's operations. Kodak is experiencing supply chain disruptions, shortages in materials and labor, and increased labor, material and distribution costs as well as volume declines for certain businesses.

Kodak has implemented numerous measures to mitigate the challenges associated with supply chain disruptions and shortages in materials, including increasing safety stock on certain materials, increasing lead-times, providing suppliers with longer forecasts of future demand and certifying additional sources or substitute materials where possible. These measures have enabled Kodak to largely meet current demand.

The Advanced Materials and Chemicals segment has also experienced labor shortages in certain manufacturing areas. Increased demand for consumer film products along with manufacturing equipment limitations and labor shortages have contributed to increased backorders. Kodak has increased headcount in this segment to better meet demand, but supply will continue to be constrained by manufacturing equipment limitations without further capital improvements.

Kodak has implemented various pricing actions in response to increased labor, material and distribution costs primarily within its Traditional Printing segment. In order to mitigate the impact of higher aluminum, energy and packaging costs, the segment implemented surcharges on purchases of plates largely beginning in the latter part of the second quarter of 2021 that continue to be periodically reviewed and adjusted for accordingly.

Due to current global economic conditions and pricing actions, the Traditional Printing segment is experiencing a slowdown in customer demand that negatively impacted volume in 2022. Kodak has implemented various actions in response, including supply chain and workforce optimization, productivity improvements and other cost savings that are projected to mitigate the impact of lower volumes. However, the potential worsening of economic conditions and the negative impact on customer demand due to further pricing actions could unfavorably impact this segment's operating results.

Kodak continues to work closely with government and health officials in the jurisdictions where it operates to protect employees worldwide, with particular measures in place for those working in plants and distribution facilities. Kodak closed its manufacturing facility located in Shanghai, China in April 2022 in response to a mandatory government lockdown. The mandatory government lockdown ended on June 1, 2022 and Kodak's Shanghai, China manufacturing facility has resumed operations. The temporary closure did not have a material impact on Kodak's financial statements. None of Kodak's other manufacturing facilities have been ordered to close by governmental authorities.

Kodak also continues to monitor the rapidly evolving events surrounding the war in Ukraine and the various sanctions imposed in response to the war. Kodak is in compliance with all sanctions. Kodak is experiencing worldwide supply constraints for aluminum and electronic components, and increased energy and transportation costs due in part to the war in Ukraine. The extent to which the military conflict in Ukraine will impact the global economy and Kodak's business and operations remains uncertain.

The war in Ukraine and the international response have disrupted Kodak's ability to operate its Russian subsidiary in the ordinary course, affecting its ability to pay vendors and employees, receive amounts owed from customers in Russia and deliver product. Kodak is in the process of an orderly winding down of its Russian subsidiary and direct Russian operations. The direct operations of Kodak's Russian subsidiary are not material to the Company's financial statements (less than 1% of total consolidated revenues and assets for 2021 and 2022), and there were no material impacts to the consolidated results as of and for the year ended December 31, 2022.

The ongoing impact of the COVID-19 pandemic, the war in Ukraine, changes in global economic conditions and other global events on Kodak's operations and financial performance remains uncertain and will depend on several factors such as the duration of supply chain disruptions and slowdown in customer demand, the ability to secure raw materials and components, the ability to offset higher labor, material and distribution costs through pricing actions and the duration and further evolution of the COVID-19 pandemic and governmental responses thereto.

Business Overview and Strategy:

Segments within the print industry and the film industry face competition from digital substitution. Kodak's strategy is to:

- Focus product investment in core competency areas of print, advanced materials and chemicals, leveraging Kodak's proprietary technologies to deliver technologically advanced products in the product goods packaging, graphic communications and functional printing markets;

- Grow revenues through a focus on customers across Kodak's print divisions, increasing overall share and profitability;

- Promote the use of film and expand the applications of Kodak's film and chemicals to best utilize the existing infrastructure; and

- Continue to streamline processes to drive cost reductions and improve operating leverage.

A discussion of opportunities and challenges related to Kodak's strategy follows:

- Traditional Printing's digital plate products include traditional digital plates and KODAK SONORA Process Free Plates. SONORA Process Free Plates allow Kodak customers to skip the plate processing step prior to mounting plates on a printing press. This improvement in the printing process is intended to save time and costs for customers. Also, SONORA Process Free Plates reduce the environmental impact of the printing process because they eliminate the use of chemicals (including solvents), water and power that is otherwise required to process a traditional plate. The segment is experiencing challenges from higher prices and availability of raw materials, digital substitution and competitive pricing pressures. Kodak seeks to mitigate the impact of increases in manufacturing costs, including aluminum prices, through a combination of surcharges and price increases, improved production efficiency and cost reduction initiatives. In addition, Kodak seeks to offset the impact of short-term and long-term market dynamics on pricing and volume pressures through innovations in Kodak product lines, including investing in digital print technologies.

- In Digital Printing, the PROSPER business is expected to grow as the legacy VERSAMARK business continues to decline as a percentage of the segment's total revenue. The Prosper Inkjet Systems business is expected to continue to build profitability. Kodak launched the PROSPER 7000 Turbo Press in June 2022. The PROSPER 7000 Turbo Press enables commercial, publishing and newspaper printers to compete more effectively with offset and to shift more long run jobs from conventional printing processes to inkjet. Investment in the next generation technology, ULTRASTREAM, is focused on the ability to place ULTRASTREAM writing systems in Kodak branded presses and in various original equipment manufacturers in applications ranging from commercial print to packaging. The first flexible packaging printing system utilizing Kodak's ULTRASTREAM inkjet technology was placed during the second quarter of 2022. In addition, Kodak officially launched the KODAK PROSPER ULTRA 520 Digital Press utilizing Kodak's ULTRASTREAM inkjet technology, which offers offset print quality in a smaller footprint.

- Advanced Materials and Chemicals segment is using Kodak's deep expertise in chemistry and strengths in deposition and coating processes that come from decades of experience in film manufacturing to work on new initiatives:

o EV/Energy Storage Battery Material Manufacturing - Coating of substrates is a critical aspect of manufacturing materials for batteries and Kodak plans to capitalize on its expertise in coating technology to develop opportunities in this area. Kodak is currently in the process of expanding its pilot coating facility. On July 13, 2022, Kodak invested $25 million to acquire a minority preferred equity interest in Wildcat Discovery Technologies, Inc. ("Wildcat"), a private technology company that uses proprietary methods to research and develop new battery materials, including an EV battery. Kodak has also entered into an agreement to provide coating and engineering services in collaboration with Wildcat to develop and scale film coating technologies. Wildcat has granted Kodak certain rights to negotiate a production or licensing arrangement with Wildcat when and if Wildcat's technology reaches commercial readiness.

o Light-Blocking Technology - Kodak plans to leverage a proprietary technology initially developed for electrophotographic toners to commercialize a carbon-less fabric coating designed to offer superior light management, from complete blackout to selective light filtering, and coating compatibility with an unmatched range of fabrics. Kodak is installing and commissioning a production-scale coating machine to coat fabrics in Eastman Business Park, located in Rochester, NY.

o Transparent Antennas - Kodak plans to leverage its proprietary copper micro-wire technologies and high-resolution printing expertise to contract-manufacture custom transparent antennas for automotive, commercial construction, and other applications requiring excellent radio frequency ("RF") and optical performance. The integration of antennas is growing worldwide due to the rapid expansion of 5G and an overall increase in RF communications, and the ubiquity of glass surfaces makes transparent antennas attractive for multiple end-use markets.

o Reagent Manufacturing - Kodak plans to capitalize on its existing chemical manufacturing expertise, including current production of unregulated Key Starting Materials for pharmaceuticals, to implement an expansion into manufacturing Diagnostic Test Reagent solutions. Kodak has started construction of a lab and manufacturing facility to manufacture reagents for healthcare applications within an existing building located at Eastman Business Park.

- Film and related component manufacturing operations and Kodak Research Laboratories utilize capacity at EBP, which helps cost absorption for both Kodak operations and tenants at Eastman Business Park.

- Kodak plans to capitalize on its intellectual property through new business or licensing opportunities, focusing on opportunities in smart material applications and printed electronics markets and also pursuing certain opportunities in 3D printing materials.

RESULTS OF OPERATIONS

	Year Ended December 31, 2022	% of Sales	Year Ended December 31, 2021	% of Sales	$ Change vs. 2021
Revenues	$ 1,205		$ 1,150		$ 55
Cost of revenues	1,035		986		49
Gross profit	170	14%	164	14%	6
Selling, general and administrative expenses	153	13%	177	15%	(24)
Research and development costs	34	3%	33	3%	1
Restructuring costs and other	10	1%	6	1%	4
Other operating income, net	(1)	0%	(6)	-1%	5
Loss from continuing operations before interest expense, pension income excluding service cost component, other charges (income), net and income taxes	(26)	(2%)	(46)	(4%)	20
Interest expense	40	3%	33	3%	7
Pension income excluding service cost component	(98)	(8%)	(102)	(9%)	4
Other charges (income), net	1	0%	(5)	(0%)	6
Earnings from continuing operations before income taxes	31	3%	28	2%	3
Provision for income taxes	5	0%	4	0%	1
NET EARNINGS	$ 26	2%	$ 24	2%	$ 2

Revenues

For the year ended December 31, 2022, revenues improved approximately $55 million compared with the same period in 2021 primarily due to improved pricing within Traditional Printing ($151 million), improved pricing and product mix as well as increased volume within Advanced Materials and Chemicals ($15 million and $11 million, respectively), improved product mix in Digital Printing ($5 million) and improved volume in Brand ($2 million). Partially offsetting these favorable impacts was lower volume in Traditional Printing and Digital Printing ($46 million and $13 million, respectively) and unfavorable foreign currency ($70 million). See segment discussions for additional details.

Gross Profit

Gross profit for 2022 improved approximately $6 million compared with the same period in 2021, primarily due to improved pricing and product mix in Traditional Printing ($153 million), improved pricing and product mix as well as higher volume in Advanced Materials and Chemicals ($13 million and $5 million, respectively), improved volume in Brand ($2 million) and a reduction in employee benefit reserves ($6 million) and depreciation ($2 million). Partially offsetting these favorable impacts was higher aluminum costs in Traditional Printing ($69 million), higher manufacturing costs and lower volumes in Traditional Printing ($63 million) and Digital Printing ($9 million), higher manufacturing costs in Advanced Materials and Chemicals ($12 million), an increase in restructuring costs reported in Cost of revenues ($3 million) and unfavorable foreign currency ($16 million). See segment discussions for additional details.

Selling, General and Administrative Expenses

Consolidated SG&A for 2022 decreased $24 million in 2022 primarily due to lower consulting and other costs ($21 million) primarily associated with lower spend on investigations and litigation and insurance reimbursement. SG&A includes $10 million of income in the year ended December 31, 2022 representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters. Also contributing to the decrease in Consolidated SG&A was a decrease in employee benefit reserves ($4 million), lower equity-based compensation ($2 million) and favorable foreign currency ($6 million) partially offset by an increase in selling and administrative costs ($2 million).

Research and Development Costs
Consolidated R&D expenses decreased $1 million in 2022.

Restructuring Costs and Other
These costs, as well as restructuring costs reported in Cost of revenues, are discussed under the "Restructuring Costs and Other" section in this MD&A and Note 19, "Restructuring Costs and Other".

Interest Expense
The increase in interest expense in 2022 of $7 million primarily reflects the impact of the Delayed Draw Term Loan entered into during the second quarter of 2022 combined with a full year of interest expense associated with the financing transactions entered into during the first quarter of 2021. Refer to Note 9, "Debt and Finance Leases" for further information.

Other Operating Income, Net
For details, refer to Note 16, "Other Operating Income, Net."

Pension Income
For details, refer to Note 20, "Retirement Plans."

Other Charges (Income), Net
For details, refer to Note 17, "Other Charges (Income), Net."

Provision for Income Taxes
For details, refer to Note 18, "Income Taxes."

DETAILED RESULTS OF OPERATIONS

Net Revenues from Continuing Operations by Reportable Segment

	Year Ended December 31,	
	2022	**2021**
(in millions)		
Traditional Printing	$ 711	$ 659
Digital Printing	227	249
Advanced Materials and Chemicals	234	212
Brand	17	15
Total of reportable segments	1,189	1,135
Other	16	15
Consolidated total	$ 1,205	$ 1,150

Kodak's segment measure of profit and loss is an adjusted earnings before interest, taxes, depreciation and amortization ("Operational EBITDA"). As demonstrated in the table below, Operational EBITDA represents the earnings from continuing operations before income taxes excluding non-service cost components of pension and other postemployment benefits income; depreciation and amortization expense; restructuring costs and other; stock-based compensation expense; consulting and other costs; idle costs; other operating income, net; interest expense and other (charges) income, net.

Kodak's segments are measured using Operational EBITDA both before and after allocation of corporate selling, general and administrative expenses ("SG&A"). The segment earnings measure reported is after allocation of corporate SG&A as this most closely aligns with U.S. GAAP. Research and development activities not directly related to the other segments are reported within the Advanced Materials and Chemicals segment.

Segment Operational EBITDA and Consolidated Income from Continuing Operations Before Income Taxes

(in millions)	Year Ended December 31,			
		2022		**2021**
Traditional Printing	$	27	$	9
Digital Printing		(22)		(5)
Advanced Materials and Chemicals		(1)		(6)
Brand		14		13
Other		3		2
Depreciation and amortization		(29)		(31)
Restructuring costs and other		(13)		(6)
Stock-based compensation		(5)		(7)
Consulting and other costs (1)		2		(19)
Idle costs (2)		(3)		(2)
Other operating income, net, (3)		1		6
Interest expense (3)		(40)		(33)
Pension income excluding service cost component (3)		98		102
Other (charges) income, net (3)		(1)		5
Consolidated earnings from continuing operations before income taxes	$	31	$	28

(1) Consulting and other costs are primarily professional services and internal costs associated with certain corporate strategic initiatives, investigations and litigation. Consulting and other costs include $10 million of income in the year ended December 31, 2022 representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters.

(2) Consists of third-party costs such as security, maintenance and utilities required to maintain land and buildings in certain locations not used in any Kodak operations and the costs, net of any rental income received, of underutilized portions of certain properties.

(3) As reported in the Consolidated Statement of Operations.

In 2022, Kodak decreased employee benefit reserves by $15 million composed of a reduction in workers' compensation reserves of approximately $13 million driven by changes in discount rates and a decrease in other employee benefit reserves of approximately $2 million, driven by both changes in discount rates and favorable experience. The decrease in reserves in 2022 impacted gross profit by approximately $9 million, R&D by approximately $1 and SG&A by approximately $5 million.

Kodak decreased workers' compensation reserves by approximately $4 million in 2021 driven by changes in discount rates. The decrease in reserves in 2021 impacted gross profit by approximately $3 million and SG&A by approximately $1 million.

2023 Segments

Change in Segments
Effective February 2023 Kodak changed its organizational structure. The Traditional Printing segment and the Digital Printing segment were combined into one segment, named the Print segment. No changes were made to Kodak's other segments.

TRADITIONAL PRINTING SEGMENT

Revenues

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Revenues	$ 711	$ 659	$ 52
Operational EBITDA	27	9	18
Operational EBITDA as a % of revenues	4%	1%	

Revenues
The increase in Traditional Printing revenues of approximately $52 million primarily reflected improved pricing in Prepress Solutions consumables ($151 million), partially offset by reduced volumes in Prepress Solutions consumables ($47 million) and unfavorable foreign currency ($53 million).

Operational EBITDA
Traditional Printing Operational EBITDA improved approximately $18 million primarily due to improved pricing in Prepress Solutions consumables ($151 million), improved product mix in Prepress Solutions equipment ($2 million) and a reduction in employee benefit reserves ($2 million) partially offset by higher aluminum costs ($69 million), increased manufacturing costs and lower volume ($63 million) driven by increases in other costs such as utilities, transportation and supplies, and higher selling and administrative costs ($4 million) as well as unfavorable foreign currency ($3 million).

DIGITAL PRINTING SEGMENT

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Revenues	$ 227	$ 249	$ (22)
Operational EBITDA	(22)	(5)	(17)
Operational EBITDA as a % of revenues	-10%	-2%	

Revenues
The decrease in Digital Printing revenues of approximately $22 million primarily reflected volume declines in Electrophotographic Printing Solutions equipment as well as consumables and service ($3 million each), volume declines in PROSPER components, Software and VERSAMARK consumables and service ($2 million each) and unfavorable foreign currency ($14 million). The unfavorable impacts were partially offset by improved pricing and product mix in PROSPER annuities and Electrophotographic Printing Solutions equipment ($2 million each).

Operational EBITDA
The decline in Digital Printing Operational EBITDA of $17 million was driven by increased manufacturing costs ($9 million), increased spending on R&D projects and selling and administrative costs (each $2 million) unfavorable product mix in Electrophotographic Printing Solutions consumables and service ($1 million) and unfavorable foreign currency ($4 million), partially offset by higher margins on Electrophotographic Printing Solutions equipment ($1 million) and a reduction in employee benefit reserves ($4 million).

ADVANCED MATERIALS AND CHEMICALS SEGMENT

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Revenues	$ 234	$ 212	$ 22
Operational EBITDA	(1)	(6)	5
Operational EBITDA as a % of revenues	0%	-3%	

Revenues

The improvement in Advanced Materials and Chemicals revenues of approximately $22 million is the result of pricing and product mix improvements in Industrial Film and Chemicals ($14 million) and improved volume in Industrial Film and Chemicals and Motion Picture ($3 million and $9 million, respectively) partially offset by unfavorable foreign currency ($3 million).

Operational EBITDA

Advanced Materials and Chemicals Operational EBITDA improved approximately $5 million reflecting improved pricing and product mix and increased volume in Industrial Film and Chemicals ($12 million and $3 million, respectively), higher Motion Picture volumes ($3 million) and a reduction in employee benefit reserves ($4 million). The favorable impacts were partially offset by increased manufacturing costs for Industrial Film and Chemicals ($11 million), increased SG&A and R&D spending ($2 million and $1 million, respectively) and unfavorable foreign currency ($2 million).

BRAND SEGMENT

	Year Ended December 31,		
	2022	**2021**	**$ Change**
Revenues	$ 17	$ 15	$ 2
Operational EBITDA	14	13	1
Operational EBITDA as a % of revenues	82%	87%	

Brand revenues and Operational EBITDA improved approximately $2 million and $1 million, respectively, reflecting higher volumes in 2022.

RESTRUCTURING COSTS AND OTHER

2022

Restructuring actions taken in 2022 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included ceasing manufacturing of the Electrophotographic Printing Solutions equipment products as well as various targeted reductions in manufacturing, service, sales, research and development and administrative functions.

As a result of these actions, for the year ended December 31, 2022 Kodak recorded $13 million of charges of which $10 million were reported as Restructuring costs and other and $3 million were reported as Cost of revenues in the accompanying Consolidated Statement of Operations.

Kodak made cash payments related to restructuring of approximately $6 million for the year ended December 31, 2022.

The restructuring actions implemented in 2022 are expected to generate future annual cash savings of approximately $12 million. These savings are expected to reduce future annual Cost of revenues, SG&A and R&D expenses by $2 million, $7 million and $3 million, respectively. Kodak expects the majority of the annual savings to be in effect by the end of the second quarter of 2023 as actions are completed. See Note 19, "Restructuring Costs and Other" for additional information on Kodak's restructuring actions.

LIQUIDITY AND CAPITAL RESOURCES

Management's Assessment of Liquidity

Kodak ended the year with a cash balance of $217 million, a decrease of $145 million from December 31, 2021. On June 15, 2022, Kodak exercised its right to draw down in full an additional $50 million in aggregate principal pursuant to the Term Loan Credit Agreement and received net proceeds of $49 million. On July 13, 2022, Kodak invested $25 million of the proceeds received from the Delayed Draw Term Loans to acquire a minority preferred equity interest in Wildcat.

The financing transactions entered into during the first quarter of 2021 and the full draw down of the Delayed Draw Term Loans in the second quarter of 2022 provided additional liquidity for the Company to fund on-going operations and obligations, invest in growth opportunities in Kodak's businesses of print and advanced materials and chemicals and for corporate infrastructure investments expected to contribute to improvements in cash flow.

Available liquidity includes cash balances and the Excess Availability under the 2023 Amended ABL Credit Agreement (see below for the definition of Excess Availability). The amount of available liquidity is subject to fluctuations and includes cash balances held by various entities worldwide. At December 31, 2022 and 2021 approximately $152 million and $250 million, respectively, of cash and cash equivalents were held within the U.S. and approximately $65 million and $112 million, respectively, of cash and cash equivalents were held outside the U.S. Cash balances held outside the U.S. are generally required to support local country operations and may have high tax costs or other limitations that delay the ability to repatriate, and therefore may not be readily available for transfer to other jurisdictions. Kodak utilizes cash balances outside the U.S. to fund needs in the U.S. through the use of inter-company loans.

As of December 31, 2022 and 2021, outstanding inter-company loans to the U.S. were $399 million and $418 million, respectively, which includes short-term inter-company loans from Kodak's international finance center of $109 million and $119 million, respectively**.** In China, where approximately $24 million and $42 million of cash and cash equivalents was held as of December 31, 2022 and 2021, respectively, there are limitations related to net asset balances that may impact the ability to make cash available to other jurisdictions in the world. Under the terms of the Amended ABL Credit Agreement, the Company is permitted to invest up to $75 million in Restricted Subsidiaries that are not Loan Parties and in joint ventures or Unrestricted Subsidiaries that are not party to the Amended ABL Credit Agreement.

The Company's Hong Kong subsidiary has an $80 million inter-company loan from one of the Company's Chinese subsidiaries with a maturity date of November 16, 2024, the proceeds of which were in turn loaned to the Company. The inter-company loan is required to be repaid in the next two years in four equal installments, with the first $20 million installment due by November 16, 2023 and the remaining installments due in 2024. The amounts repaid to the Chinese subsidiary may not be able to be loaned, repatriated or otherwise moved back to the U.S., in which case the Company's U.S. liquidity would be reduced. If the inter-company loan is not extended, refinanced or amended and the Hong Kong subsidiary does not pay any of the installments by the end of the 30-day grace period following notice by the Chinese subsidiary after a failure to pay on the due date of such installment, the Hong Kong subsidiary would default on the inter-company loan. Such a default may cause a cross-default under the Company's other credit facilities unless requisite waivers are obtained. The Company intends to pursue alternatives that will allow it and its subsidiaries to perform their obligations to each other while minimizing the impact on U.S. liquidity.

On March 14, 2023, the Company entered into an amendment to the Amended ABL Credit Agreement (the "2023 Amended ABL Credit Agreement") and Letter of Credit Facility Agreement (the "2023 Amended L/C Facility Agreement) to, among other things: (i) extend the maturity date from February 26, 2024 to the earliest of June 12, 2024, the termination of the 2023 Amended L/C Facility Agreement or the 2023 Amended ABL Credit Agreement, as applicable, or the date that is 91 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, 2021 Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancings of any of the foregoing; (ii) maintain daily Minimum Liquidity of $50 million, subject to certain cure rights, in addition to maintaining the existing quarterly Minimum Liquidity of $80 million, and (iii) on February 26, 2024 decrease the aggregate amount of commitments from $90 million to $81 million.

The maturity date of the Amended ABL Credit Agreement prior to the 2023 Amended ABL Credit Agreement was February 26, 2024 or the date that is 91 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, 2021 Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancings of any of the foregoing. Upon the occurrence of the termination date under the Amended ABL Credit Agreement the obligations thereunder will become due, and the Company will need to provide alternate collateral in place for the $9 million of letters of credit issued under the Amended ABL Credit Agreement.

Under both the Amended ABL Credit Agreement and the L/C Facility Agreement the Company is required to maintain Minimum Liquidity of at least $80 million, which is tested at the end of each quarter. Minimum Liquidity was $150 million and $250 million at December 31, 2022 and 2021. If Minimum Liquidity falls below $80 million an Event of Default would occur and the Agent has the right to declare the obligation of each Lender to make Revolving Loans and of the Issuing Banks to issue Letters of Credit to be immediately terminated, and declare the Revolving Loans, all interest thereon and all other amounts payable under the Amended ABL Credit Agreement to be immediately due and payable. The 2023 Amended ABL Credit Agreement and 2023 Amended L/C Facility Agreement added a requirement that the Company maintain a daily Minimum Liquidity of $50 million, subject to certain cure rights, in addition to the quarterly Minimum Liquidity requirement of $80 million.

Kodak is experiencing negative cash flows due to supply chain disruptions, shortages in materials and labor, increased labor, commodity and distribution costs and slowdown in customer demand related to global economic conditions. The economic uncertainty surrounding the COVID-19 pandemic, the war in Ukraine, the current inflationary environment, and other global events represents an additional element of complexity in Kodak's plans to return to sustainable positive cash flow. The Company cannot predict the duration and scope of the COVID-19 pandemic, the war in Ukraine, as well as other factors such as the ability to continue to secure raw materials and components, the impact of rising costs of labor, commodity and distribution costs, or how quickly and to what extent normal economic and operating conditions can resume.

Kodak's plans to return to sustainable positive cash flow include growing revenues profitably through pricing actions, implementing effective working capital utilization, reducing operating expenses, continuing to simplify the organizational structure, generating cash from selling and leasing underutilized assets and implementing ways to reduce cash collateral needs.

Kodak believes that its liquidity position is adequate to fund its operating and investing needs for the next twelve months, to maintain compliance with the Minimum Liquidity provisions under the credit agreements and to provide the flexibility to respond as necessary to ordinary changes in the business and economic environment. Kodak's ability to adequately fund its long-term liquidity and capital requirements will be dependent on amending, refinancing or extending the maturity date of the 2023 Amended ABL Credit Agreement and 2023 Amended L/C Facility Agreement, or finding alternative collateral in place of the letters of credit issued such facilities, managing world-wide cash through intercompany loans, distributions or other mechanisms while minimizing the impact on U.S. liquidity, generating positive cash flows from operations or obtaining additional financing to fund its growth investments.

Amended and Restated ABL Credit Agreement
On February 26, 2021, the Company entered into an amendment to the ABL Credit Agreement (as amended in 2021, the "Amended ABL Credit Agreement"). The Amended ABL Credit Agreement amended the ABL Credit Agreement to, among other things, (i) extend the maturity date to February 26, 2024 or the date that is 90 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, 2021 Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancings of any of the foregoing and (ii) decrease the aggregate amount of commitments from $110 million to $90 million.

Commitments under the Amended ABL Credit Agreement continue to be able to be used in the form of revolving loans or letters of credit. The Company had issued approximately $58 million and $46 million letters of credit under the Amended ABL Credit Agreement as of December 31, 2022 and 2021, respectively.

Letter of Credit Facility Agreement
On February 26, 2021, the Company entered into a Letter of Credit Facility Agreement (the "L/C Facility Agreement", and together with the Term Loan Credit Agreement and the Amended ABL Credit Agreement the "Credit Agreements"). Pursuant to the L/C Facility Agreement, the L/C Lenders committed to issue letters of credit on the Company's behalf in an aggregate amount of up to $50 million, provided the Company posts cash collateral in an amount greater than or equal to 103% of the aggregate amount of letters of credit issued and outstanding at any given time (the "L/C Cash Collateral").

The term of the L/C Facility Agreement is three years, subject to the same automatic springing maturity as the Amended ABL Credit Agreement. The Company had issued approximately $43 million and $44 million letters of credit under the L/C Facility Agreement as of December 31, 2022 and 2021, respectively. The letters of credit under the L/C Facility Agreement are collateralized by cash collateral (L/C Cash Collateral). The balance on deposit in the L/C Cash Collateral account as of December 31, 2022 and 2021 is approximately $44 million and $45 million, respectively.

Under the Amended ABL Credit Agreement and the L/C Facility Agreement the Company is required to maintain Excess Availability above 12.5% of lender commitments ($11.25 million at December 31, 2022 and 2021), which is tested at the end of each month. Excess Availability was $21 million and $27 million as of December 31, 2022 and 2021, respectively. If Excess Availability falls below 12.5% of lender commitments a Fixed Charge Coverage Ratio Trigger Event would occur. During any Fixed Charge Coverage Ratio Trigger Event, the Company would be required to maintain a Fixed Charge Coverage Ratio of greater than or equal to 1.0 to 1.0.

If Excess Availability falls below 12.5% of lender commitments, Kodak may, in addition to the requirement to be in compliance with the minimum Fixed Charge Coverage Ratio, become subject to cash dominion control. Since Excess Availability was greater than 12.5% of lender commitments at December 31, 2022 and 2021, Kodak was not required to have a minimum Fixed Charge Coverage Ratio of 1.0 to 1.0.

Kodak intends to continue to maintain Excess Availability above the minimum threshold. The borrowing base is supported by Eligible Receivables, Eligible Inventory and Eligible Equipment. As noted above, since Excess Availability was greater than 12.5% of lender commitments Kodak was not required to have a minimum Fixed Charge Coverage Ratio of 1.0 to 1.0. As of December 31, 2022 Fixed Charges (as defined in the ABL Credit Agreement) exceeded EBITDA by approximately $39 million, therefore the Fixed Charges Coverage Ratio was less than 1.0 to 1.0.

Cash Flow:
Cash, cash equivalents and restricted cash balances were as follows:

(in millions)	As of December 31,	
	2022	**2021**
Cash, cash equivalents and restricted cash	$ 286	$ 423

Cash Flow Activity

(in millions)	Year Ended December 31,		Year-Over-Year Change
	2022	**2021**	
Cash flows from operating activities:			
Net cash used in operating activities	$ (116)	$ (47)	$ (69)
Cash flows from investing activities:			
Net cash used in investing activities	(56)	(20)	(36)
Cash flows from financing activities:			
Net cash provided by financing activities	43	238	(195)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	(4)	(4)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (137)	$ 167	$ (304)

Operating Activities

Net cash used in operating activities increased $69 million for the year ended December 31, 2022 as compared with the prior year primarily due to an increase in cash used for accounts payable, an increased investment in inventory to strengthen the ability to supply customers and lower reductions of accounts receivable driven by revenue growth.

Investing Activities

Net cash used in investing activities increased $36 million for the year ended December 31, 2022 as compared to the prior year due to the investment in Wildcat and an increase in capital expenditures driven by investments in growth initiatives and back-office automation.

Financing Activities

The change in net cash provided by financing activities of $195 million in the year ended December 31, 2022 compared to the corresponding period in 2021 was primarily driven by net proceeds of $247 million received in the prior year from refinancing transactions partially offset by proceeds of $49 million received in the second quarter of 2022 from the Delayed Draw Term Loans as well as lower preferred stock cash dividend payments in the current year period.

Excess Cash Flow

On an annual basis, the Company will prepay, within 10 business days following the filing of annual Form 10-K, outstanding Loans in an amount equal to Excess Cash Flow ("ECF") as defined in the Term Loan Credit Agreement provided no such prepayment is required if such prepayment would cause U.S. liquidity to be less than $85 million. For the year ended December 31, 2022 ECF was a negative amount, therefore no prepayment is required in 2023.

Other Collateral Requirements

The New York State Workers' Compensation Board ("NYSWCB") requires security deposits related to self-insured workers' compensation obligations, which security deposits are recalculated annually. Due to changes in 2019 to the manner in which the required security deposit is determined, the Company has been required to post additional collateral over the last several years. At December 31, 2022, the Company had posted $75.0 million of collateral, representing 107% of the Company's undiscounted actuarial workers' compensation obligations. Based on informal communications with representatives of the NYSWCB, the Company understands the NYSWCB may adopt a financial contingency requirement based on the self-insured's credit rating that could obligate the Company to post up to an additional $38 million of collateral as early as December 2023. The Company believes no financial contingency is appropriate where the security deposit is already 107% of the undiscounted actuarial liability; however, the Company cannot predict the financial contingency methodology that will be adopted by the NYSWCB, if any. Any additional security deposit required based on a financial contingency concept adopted by the NYSWCB would reduce the Company's liquidity to the extent the Company is unable to obtain some form of relief from such requirement.

Based on the legacy nature of the Company's workers' compensation obligations, the undiscounted actuarial obligation has been declining and the Company expects it to continue to decline. While it may not be indicative of the rate of future declines, the undiscounted actuarial liability declined by an average of $5.5 million per year between 2014 and 2022. Accordingly, subject to the possibility of being required to post additional collateral based on a financial contingency methodology adopted by the NYSWCB or other changes to the calculation of required security deposits by the NYSWCB, the Company expects the amount of the required security deposit to decline over time and gradually return the capital used to support the security deposits that have been made.

As a result of the Company's credit ratings, during the second quarter of 2020 two surety bond holders notified the Company they required approximately $9 million of incremental collateral. The Company reduced the surety bond value by approximately $9 million in July 2020 with an equivalent increase to an existing letter of credit with the New York Workers' Compensation Board. The Company could be required to provide up to an additional $4 million of letters of credit to the issuers of certain surety bonds in the future to fully collateralize the bonds.

Other Sources/Uses of Cash Related to Financing Transactions and Stock Options
The holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4% per annum. All dividends have been declared and paid when due. Due to exercises of stock options primarily by ex-employees, the Company received approximately $33 million, net of tax payments, in 2020.

Defined Benefit Pension and Postretirement Plans
Kodak made contributions (funded plans) or paid net benefits (unfunded plans) totaling approximately $14 million relating to its non-U.S. defined benefit pension and postretirement benefit plans in 2022. For 2023, the forecasted contribution (funded plans) and net benefit payment (unfunded plans) requirements for its non-U.S. defined benefit pension and postretirement plans are approximately $12 million. Kodak does not expect to make any cash contributions to its major U.S. pension plan in 2023, and expects benefit payments (unfunded plans) related to its non-major U.S. plans to be less than $1 million.

Capital Expenditures
Cash flows from investing activities included $31 million for capital expenditures for the year ended December 31, 2022. Kodak expects approximately $30 million to $40 million of cash flows for investing activities from capital expenditures for the year ending December 31, 2023.

U.S. International Development Finance Corporation Non-Binding Letter of Interest
On July 28, 2020, the U.S. International Development Finance Corporation signed a non-binding letter of interest to provide a subsidiary of the Company with a potential $765 million loan to support the launch of Kodak Pharmaceuticals, an initiative that would manufacture pharmaceutical ingredients for essential generic drugs. The DFC Loan would have been for facility upgrades and construction, provide working capital, and finance other necessary direct expenditures supporting the launch of Kodak Pharmaceuticals. As previously reported, on April 22, 2022 the Company received a letter from the DFC advising the Company that the authority conferred on the DFC by Executive Order 13922 expired on March 27, 2022 and that, consequently, the DFC is unable to consider the project further and the Company's application has been closed.

The Company remains interested in working with governmental agencies to leverage its assets and technology to on-shore manufacturing of pharmaceutical and other healthcare materials. As described under "Overview" above, the Company is also continuing to explore expanding further into the pharmaceutical space on a smaller scale than contemplated by the DFC Loan using other sources of capital, including a portion of the capital raised by the Company on February 26, 2021.

Contractual Obligations

The impact that contractual obligations are expected to have on Kodak's cash flow in future periods is as follows:

(in millions)	Total		2023		2024		2025		2026		2027		2028+
						As of December 31, 2022							
Long-term debt (1)	$	379	$	1	$	2	$	1	$	366	$	1	$	8
Interest payments on debt (2)		99		31		29		29		6		1		3
Operating lease obligations		68		20		12		7		6		5		18
Purchase obligations (3)		50		25		19		4		1		1		—
Convertible preferred stock cash dividends (7)		13		4		4		4		1		—		—
Total (4) (5) (6)	$	609	$	81	$	66	$	45	$	380	$	8	$	29

(1) Primarily represents the maturity values of Kodak's long-term debt obligations as of December 31, 2022. The loans made under the Term Credit Agreement become due on February 26, 2026. The 2021 Convertible Notes become due on May 28, 2026. The loans made under the Term Credit Agreement receive 4% paid-in-kind interest at maturity. The 2021 Convertible Notes receive 5% paid-in-kind interest at maturity. The paid-in-kind interest for both the Term Credit Agreement and the 2021 Convertible Notes is included in the principal amount due. The contractual obligations do not reflect any contingent mandatory annual principal prepayments that may be required to be made upon achieving certain excess cash flow targets, as defined in the Term Credit Agreement. Refer to Note 9, "Debt and Finance Leases" .

(2) Includes cash interest payments on the Term Credit Agreement, the RED-Rochester LLC debt and commitment fees for the Amended ABL Credit Agreement and the L/C Facility Agreement.

(3) Purchase obligations include agreements related to raw materials, supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on Kodak and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(4) Due to uncertainty regarding the completion of tax audits and possible outcomes, an estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 18, "Income Taxes," for additional information regarding Kodak's uncertain tax positions.

(5) For 2023, the Company is forecasting $12 million in contributions and net benefit payments for its Non-U.S. major defined benefit retirement plans and other postretirement benefit plans. Expected contributions are excluded from the contractual obligations table because they do not represent contractual cash outflows, as they are dependent on numerous factors which may result in a wide range of outcomes.

(6) Because timing of their future cash outflows are uncertain, the other long-term liabilities presented in Note 8, "Other Long-Term Liabilities," are excluded from this table.

(7) On February 26, 2021, the Company issued 1,000,000 shares of 4% Series B Convertible Preferred Stock, no par value per share (the "Series B Preferred Stock") and 1,000,000 shares of 5% Series C Convertible Preferred Stock, no par value per share (the "Series C Preferred Stock"). The Series B and Series C Preferred Stock have a liquidation preference of $100 per share. The holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4% per annum. The holder of Series C Preferred Stock is entitled to cumulative dividends payable quarterly in additional shares of Series C Preferred Stock. If holders of the Series B and Series C Preferred stock convert their shares into common stock, dividends will decrease. The Company is required to redeem all shares not converted prior to May 28, 2026 at $100 per share plus the amount of any accrued and unpaid dividends. Due to uncertainty regarding the number of shares that will be redeemed, the redemption amount has not been included in the above table. Refer to Note 10, "Redeemable, Convertible Preferred Stock".

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are more fully described in Note 1, "Basis of Presentation and Significant Accounting Policies". The accounting policies most critical to the preparation of the consolidated financial statements and require the most difficult, subjective or complex judgments are described below.

Revenue Recognition

Kodak's revenue transactions include sales of products, equipment, software, services, integrated solutions, intellectual property and brand licensing and commercial real estate management activities. Complex multiple element arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including the allocation of transaction price to the various performance obligations and determination of the stand-alone selling price of each performance obligation. When the stand-alone selling price is not directly observable, it is estimated based on management judgment considering available data such as internal margin objectives, pricing strategies, market/competitive conditions, historical profitability data, as well as other observable inputs.

For equipment sales, revenue recognition may depend on completion of installation based on the type of equipment, level of customer specific customization and other contractual terms. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive.

At the time revenue is recognized, Kodak also records reductions to revenue for customer incentive programs such as volume rebates and promotional allowances. For those incentives that require estimation, such as for volume rebates, Kodak uses historical experience and both internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals are recorded. Future market conditions and product transitions may require Kodak to increase customer incentive offers, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Valuation and Useful Lives of Long-Lived Assets, Including Goodwill and Intangible Assets

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) annually and whenever events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its' carrying amount. As of December 31, 2022, goodwill is only recorded in the Brand and Software reporting units.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Kodak estimates the fair value of its reporting units using the guideline public company method and discounted cash flow method. To estimate fair value utilizing the guideline public company method, Kodak applies valuation multiples, derived from the operating data of publicly-traded benchmark companies, to the same operating data of the reporting units. The valuation multiples are based on earnings before interest, taxes, depreciation and amortization ("EBITDA"). To estimate fair value utilizing the discounted cash flow method, Kodak establishes an estimate of future cash flows for each reporting unit and discounts those estimated future cash flows to present value.

Kodak performed a quantitative test of impairment for all reporting units for its annual goodwill impairment test as of December 31, 2022. Kodak utilized the discounted cash flow method and guideline public company method to estimate the fair value of reporting units with goodwill.

For these reporting units, Kodak selected equal weighting of the guideline public company method and the discounted cash flow method as the valuation approaches produced comparable ranges of fair value. Fair values for the reporting units without goodwill were estimated using the discounted cash flow method only.

To estimate fair value utilizing the discounted cash flow method, Kodak established an estimate of future cash flows for the period January 1, 2023 to December 31, 2027 and discounted the estimated future cash flows to present value. The expected cash flows were derived from earnings forecasts and assumptions regarding growth and margin projections, as applicable. The discount rates are estimated based on an after-tax weighted average cost of capital ("WACC") for each reporting unit reflecting the rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium for each reporting unit reflecting the risk associated with the overall uncertainty of the financial projections. Discount rates of 16% to 35% were utilized in the valuation based on Kodak's best estimates of the after-tax WACC of each reporting unit.

A terminal value was included for all reporting units at the end of the cash flow projection period to reflect the remaining value that the reporting unit is expected to generate. The terminal value was calculated using either the constant growth method ("CGM") based on the cash flows of the final year of the discrete period or the H-model, which assumes the growth during the terminal period starts at a higher rate and declines in a linear manner over a specified transition period toward a stable growth rate.

Based upon the results of Kodak's December 31, 2022 analysis, Kodak concluded that the fair value of the reporting units substantially exceeded their carrying values, therefore no impairment of goodwill was indicated. Impairment of goodwill could occur in the future if a reporting unit's fair value changes significantly, if Kodak's market capitalization significantly declines, if a reporting unit's carrying value changes materially compared with changes in its fair values, or as a result of changes in operating segments or reporting units.

The carrying value of the indefinite-lived intangible asset related to the Kodak trade name is evaluated for potential impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Kodak performed its annual test of impairment for the Kodak trade name as of December 31, 2022. The fair value of the Kodak trade name was valued using the income approach, specifically the relief from royalty method based on the following significant assumptions: (a) forecasted revenues for the period January 1, 2023 to December 31, 2027, including a terminal year with growth rates ranging from -0.5% to 2.5%; (b) an after-tax royalty rate of 0.4% of expected net sales determined with regard to comparable market transactions and profitability analysis; and (c) discount rates ranging from 17% to 29%, which were based on the after-tax WACC.

Based on the results of Kodak's December 31, 2022 annual impairment test, the carrying value of the Kodak trade name exceeded its fair value and Kodak recorded a pre-tax impairment charge of $1 million driven by lower forecasted revenues primarily associated with decision to cease manufacturing of the Electrophotographic Printing Solutions equipment products. Impairment of the Kodak trade name could occur in the future if expected revenues decline or if there are significant changes in the discount rates or royalty rates. A one percent increase in the discount rate and a 10% miss in expected revenues would impact the fair value of the Kodak trade name by $2 million.

Long-lived assets other than goodwill and indefinite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When evaluating long-lived assets for impairment, the carrying value of an asset group is compared to its estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset group. The impairment is the excess of the carrying value over the fair value of the long-lived asset group. Kodak updated its estimate of undiscounted cash flows for each asset group as of December 31, 2022. Based on the results of the impairment tests, no impairments were recorded.

The value of property, plant, and equipment is depreciated over its expected useful life in such a way as to allocate it as equitably as possible to the periods during which services are obtained from their use, which aims to distribute the value over the remaining estimated useful life of the unit in a systematic and rational manner. An estimate of useful life not only considers the economic life of the asset, but also the remaining life of the asset to the entity. Impairment of long-lived assets other than goodwill and indefinite lived intangible assets could occur in the future if expected future cash flows decline or if there are significant changes in the estimated useful life of the assets.

Convertible Notes Embedded Conversion Features

The 2021 Convertible Notes are considered more akin to debt-type instruments. The economic characteristics and risks of the embedded conversion features in the 2021 Convertible Notes were not considered clearly and closely related to the 2021 Convertible Notes. Accordingly, these embedded features were bifurcated from the 2021 Convertible Notes and separately accounted for at fair value as a single derivative, which reduced the carrying value of the 2021 Convertible Notes. The derivative is being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations.

The fair value of the embedded conversion features derivative is calculated using unobservable inputs (Level 3 fair measurements). The binomial model is used to estimate the fair value of the embedded derivative which requires the input of highly subjective assumptions, including the expected volatility of Kodak's common stock. If factors change and different assumptions are used, the fair value of the embedded derivative liability could be materially different in the future. Refer to Note 14, "Financial Instruments" for additional information regarding the key inputs in the determination of fair value for the embedded conversion features.

The table below summarizes the expected stock price volatility and the closing stock price used as of December 31, 2022 and 2021:

	2021 Convertible Notes As of December 31,	
	2022	**2021**
Value of embedded derivative liability at December 31, 2022 (in millions)	$ 2	$ 4
Expected stock price volatility as of December 31, 2022	50%	36%
Closing stock price as of December 31, 2022	$ 3.05	$ 4.68

Taxes

Kodak recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carry-forwards and temporary differences between the carrying amounts and tax basis of Kodak's assets and liabilities.

Kodak records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. Kodak has considered forecasted earnings, future taxable income, the geographical mix of earnings in the jurisdictions in which Kodak operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. As of December 31, 2022, Kodak has net deferred tax assets before valuation allowances of approximately $799 million and a valuation allowance related to those net deferred tax assets of approximately $826 million, resulting in net deferred tax liabilities of approximately $27 million.

Kodak considers both positive and negative evidence, in determining whether a valuation allowance is needed by territory, including, but not limited to, whether particular entities are in three-year cumulative income positions. As of March 31, 2020, Kodak determined that it was more likely than not that deferred tax assets outside the U.S. which were not offset with valuation allowances as of March 31, 2020 would not be realized due to reductions in estimates of future profitability as a result of the COVID-19 pandemic in locations outside the U.S. Accordingly, Kodak recorded a provision of $167 million associated with the establishment of a valuation allowance on those deferred tax assets.

Kodak may be able to make the determination that the realization of deferred tax assets in certain foreign jurisdictions is more likely than not in the future. Kodak will continue to evaluate whether valuation allowances are needed, at a jurisdictional level, in future reporting periods.

It is possible that sufficient positive evidence, including sustained profitability, may become available in future periods with respect to one or more jurisdictions to reach a conclusion that all or part of the valuation allowance with respect to such jurisdictions could be reversed.

Utilization of net operating losses ("NOL") and tax credits may be subject to limitations in the event of significant changes in stock ownership of the Company in the future. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of NOL carryforwards, other tax carryforwards, and certain built-in losses as defined under that Section, upon an ownership change. In general terms, an ownership change may result from transactions that increase the aggregate ownership of five percent stockholders in Kodak's stock by more than 50 percentage points over a three-year testing period. The Company has a relatively high concentration of stockholders that hold 5% or more of the outstanding stock. Future transactions, when combined with reported transactions within the testing period could aggregate an ownership change during the testing period in excess of 50 percentage points.

A Section 382 ownership change would significantly impair Kodak's ability to utilize NOLs and tax credits in the U.S. As of December 31, 2022, Kodak had available U.S. NOL carry-forwards for income tax purposes of approximately $1,486 million and unused foreign tax credits of $358 million. Any impairment of these tax attributes would be fully offset by a corresponding decrease in Kodak's U.S. valuation allowance, which would result in no net tax provision.

Kodak has deferred tax liabilities of $17 million and $20 million for potential taxes on undistributed earnings, primarily attributable to foreign withholding taxes, as of December 31, 2022 and 2021, respectively.

Kodak operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Management's ongoing assessments of the outcomes of these issues and related tax positions require judgment, and although management believes that adequate provisions have been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of Kodak. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Pension and Other Postretirement Benefits

Kodak's defined benefit pension and other postretirement benefit costs and obligations are estimated using several key assumptions. The assumptions that have the most significant effect on the Company's consolidated financial position and results of operations are the expected long-term rate of return on plan assets ("EROA") and discount rates. Actual results that differ from Kodak's assumptions are recorded as unrecognized gains and losses as a component of accumulated other comprehensive income in shareholders' equity and are amortized to earnings over the estimated future service period of the active participants in the plan or, if the plan is almost entirely inactive, the average remaining lifetime expectancy of inactive participants, to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the calculated value of plan assets. Significant differences in actual experience or significant changes in future assumptions would affect Kodak's pension and other postretirement benefit costs and obligations.

Return on Plan Assets

EROA is a long-term assumption, which Kodak reviews annually. Kodak utilizes asset and liability modeling studies to adjust asset exposures to conform to its investment strategy, and to review its liability hedging program. These studies generate forward-looking estimates of correlation, risk and return which are used in the development of the EROA. The EROA is estimated utilizing a forward-looking building block model which factors in the expected risk of each asset category, return, and correlation over a five to seven-year horizon, and weighs the exposures by the strategic asset allocation.

Historical inputs are utilized in the forecasting model, including historical asset returns with adjustments based on the forward-looking view. Kodak aggregates investments into major asset categories based on the underlying benchmark of the strategy. Each allocation to these major asset categories is determined to accomplish unique objectives, including enhancing portfolio return, providing portfolio diversification, or hedging plan liabilities, in accordance with the overall investment strategy.

The EROA, once set, is applied to the calculated value of plan assets in the determination of the expected return component of Kodak's pension expense. Kodak uses a calculated value of plan assets, which recognizes gains and losses in the fair value of assets over a four-year period, to calculate expected return on assets.

At December 31, 2022, the calculated value of the assets of Kodak's major U.S. and non-U.S. defined benefit pension plans was approximately $4.1 billion and the fair value of the assets of Kodak's major U.S. and non-U.S. defined benefit pension plans was approximately $4.2 billion. Asset gains and losses that are not yet reflected in the calculated value of plan assets are not included in amortization of unrecognized gains and losses.

Kodak's major U.S. defined benefit pension plan accounts for substantially all of Kodak's net pension income and represents approximately 87% of the total fair value of major plan assets as of December 31, 2022. The following table presents actual and expected return on plan assets, as well as the corresponding percentages for Kodak's major U.S. defined benefit pension plan:

	Year Ended December 31,		
(in millions)	**2022**	**2021**	**2020**
Actual return on plan assets	$ (152)	$ 716	$ 495
Expected return on plan assets	178	167	196
Actual rate of return on plan assets	(6.1%)	17.7%	14.9%
Expected rate of return on plan assets	5.3%	5.2%	6.0%

The actual rate of return on Kodak's major U.S. defined benefit pension plan for 2022 was (6.1%), lower than the expected rate of return of 5.3%, driven by lower than expected bond performance due to rising interest rates. For 2021 the actual rate of return exceeded the expected rate of return driven by higher returns for the U.S. Plan's private equity and hedge fund portfolio. For 2020 the actual rate of return exceeded the expected rate of return driven by strong stock and bond market performance as well as realized gains recorded from derivative investments held by the U.S. Plan. The expected average rate of return on plan assets is a long-term, forward-looking assumption and will likely differ from the actual return in any specific year.

Gains or losses from direct investments in derivative instruments by Kodak's major U.S defined benefit pension plan can be volatile from year to year and could materially affect the fair value of plan assets. The total net realized (losses) gains from these derivative investments that were included in the actual return on plan assets balance in the table above for the years ending December 31, 2022, 2021 and 2020 were approximately ($128) million, $(23) million and $159 million, respectively. Refer to the Derivative Instruments discussion below for additional information.

Approximately $2.6 billion and $3.4 billion of the total fair value of Kodak's major U.S. defined pension plan as of December 31, 2022 and 2021, respectively, represents plan assets where the fair market value is not readily determinable and are measured using the net asset value ("NAV") per share expedient. Except for investments in private equity funds and real estate funds, the remaining investments have redemption rights and can be, and historically have been, redeemed by the U.S. Plan at NAV. For private equity funds and real estate funds, the investors do not have an option to redeem their interest in these funds but rather receive distributions from time to time through the liquidation of the underlying investments in the funds. Secondary sales of a material portion of the investments in these funds are infrequent and historically, immaterial portions of these funds were sold for values not significantly different from NAV.

Discount Rates:

Generally, Kodak bases the discount rate assumption for its significant plans on high quality corporate bond yields in the respective countries as of the measurement date. Specifically, for its U.S., Canadian, Euro-zone and UK plans, Kodak determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and an AA-rated corporate bond yield curve. For Kodak's U.S. Plan, the Citigroup Above Median Pension Discount Curve is used. For Kodak's non-U.S. plans, discount rates are determined by comparison to published local high-quality bond yields or indices considering estimated plan duration and removing any outlying bonds, as warranted.

Changes in discount rates for Kodak's major U.S. defined benefit plan has the most significant effect on the total projected benefit obligations for Kodak.

The table below shows the discount rates for Kodak's major U.S. pension plan for the years shown:

	Year Ended December 31,		
	2022	**2021**	**2020**
Discount Rates - Projected Benefit Obligation:			
U.S. Plan	5.13%	2.54%	2.09%

As discount rates reflect the market rate on the measurement date, the rates can be volatile from year to year. The increase in the discount rate for Kodak's major U.S. defined benefit pension plan from December 31, 2021 to December 31, 2022 resulted in a decrease in the projected benefit obligation of approximately $582 million at December 31, 2022. The increase in the discount rate for the U.S. Plan from December 31, 2020 to December 31, 2021 resulted in a decrease in the projected benefit obligation of approximately $105 million at December 31, 2021.

Sensitivity Analysis:

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2023 and the projected benefit obligation ("PBO") at December 31, 2022 for Kodak's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	Impact on 2023 Pre-Tax Pension Expense Increase (Decrease)		Impact on PBO December 31, 2022 Increase (Decrease)	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Change in assumption:				
25 basis point decrease in discount rate	$ 6	$ —	$ 46	$ 12
25 basis point increase in discount rate	(6)	—	(44)	(12)
25 basis point decrease in EROA	9	1	N/A	N/A
25 basis point increase in EROA	(9)	(1)	N/A	N/A

Total pension income from continuing operations before special termination benefits, curtailments and settlements for the major U.S. defined benefit pension plan was $88 million for 2022 and is expected to be approximately $148 million in 2023. The increase in pension income for 2023 is driven by an anticipated higher expected rate of return on plan assets than experienced in 2022. Pension expense from continuing operations before special termination benefits, curtailments and settlements for the major non-U.S. defined benefit pension plans was $8 million for 2022 and is projected to be $3 million in 2023.

Derivative Instruments:

Kodak's major U.S. defined benefit plan utilizes derivative investments primarily to hedge liability interest rate risk to U.S. government bonds. Kodak's major U.S. defined benefit pension plan's derivative portfolio consists of exchange traded futures contracts. As of December 31, 2022 and 2021 the notional amount of these derivative instruments approximated $389 million and $1.0 billion, respectively. Daily variation margin payments are made to or received from the counterparty for changes in the market value of futures contracts and are recorded as realized gains and losses in the Gain on Plan Assets balance. As these futures contracts have short-term maturities, the fair value of these derivative instruments at December 31, 2022 and 2021 was $0 million and $10 million, respectively, which represents the unrealized gains and losses on these contracts. Refer to Note 20, "Retirement Plans" in the Notes to Financial Statements for additional information.

An increase in interest rates is the primary factor that could precipitate material losses in the U.S. Plan's existing derivatives portfolio. A 25-basis point increase in interest rates would cause a loss from the government bond derivatives of approximately $7 million. However, as illustrated in the above table, a 25-basis point increase in the discount rate used to measure the PBO of the U.S. Plan would cause a $44 million decrease in the PBO. Accordingly, while an increase in interest rates would expose the U.S. Plan's derivative investments to losses, it would also likely result in an offsetting decrease the U.S. Plan's PBO.

Kodak's major U.S. defined benefit plan invests in a diversified portfolio of hedge funds that utilize a variety of investment strategies. The total net asset value of these hedge funds was approximately $1.5 billion and $1.8 billion as of December 31, 2022 and 2021 respectively. Separate from the U.S. Plan's direct investments in exchange traded futures contracts, hedge funds may utilize derivative instruments to execute their investment strategy.

Any gains or losses, as well as changes in the fair value of derivative investments held by the hedge fund, are included in the hedge fund's net asset value. Losses could occur in the future from hedge fund investments which may result in part from the use of derivative investments by the hedge funds. However, the maximum potential loss on any individual fund would be limited to the U.S. Plan's investment in that fund.

Workers' Compensation

The estimated liability for workers' compensation is based on actuarially estimated discounted cost of claims, including claims incurred but not reported. Historical loss development factors are utilized to project the future development of incurred losses, and the amounts are adjusted based on actual claim experience, settlements, claim development trends, changes in state regulations and judicial interpretations.

Changes in discount rates is the primary driver for changes in workers' compensation reserves. Kodak decreased workers' compensation reserves by approximately $13 million and $4 million in 2022 and 2021, respectively, driven by changes in discount rates. A 25 basis-point change in the discount rate would have had a $1 million impact on the expense and net liability as of December 31, 2022.

Stock Compensation

Kodak recorded stock compensation expense of $5 million, $7 million and $15 million for the years ended December 31, 2022, 2021 and 2020, respectively. Compensation expense is recognized over the service or performance period for each separately vesting tranche of the award and is adjusted for actual forfeitures before vesting.

Compensation cost related to restricted stock units and restricted stock awards was $4 million, $5 million and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The fair value of restricted stock units and restricted stock awards is based on the closing market price of the Company's stock on the grant date. Changes in the fair value of restricted stock units and restricted stock awards is driven by the volatility of the Company's stock price and the number of awards issued.

Compensation cost related to stock options for the years ended December 31, 2022, 2021 and 2020 was $1 million, $2 million and $14 million, respectively. Except for the awards granted on July 27, 2020, which resulted in approximately $12.6 million of compensation expense being recognized in the year ended December 31, 2020, Kodak utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. Changes in the fair value of stock options is primarily driven by the volatility of the Company's stock price.

Inventories

Inventories are stated at the lower of average cost or net realizable value. Judgment is required to assess the ultimate demand for and realizable value of inventory. The analysis of inventory carrying values considers several factors including length of time inventory is on hand, historical sales, product shelf life, product life cycle, product category, and product obsolescence.

New Accounting Pronouncements

A description of new accounting pronouncements is contained in Note 1, "Basis of Presentation & Summary of Significant Accounting Policies".

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Kodak, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, Kodak may enter into derivative contracts. Kodak does not utilize financial instruments for trading or other speculative purposes. Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of Kodak's international finance center, as well as forecasted foreign currency denominated intercompany sales.

Kodak's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2022 and 2021, the fair value of open forward contracts would have decreased $11 million and $14 million, respectively. Such changes in fair value would be substantially offset by the revaluation or settlement of the underlying positions hedged.

The majority of the Company's debt is fixed rate debt. The fair market value of fixed-rate debt is sensitive to changes in interest rates. At December 31, 2022 and 2021, a 10% change in market interest rates would change the fair value of the Company's debt by approximately $1 million in each period.

Kodak's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. Kodak manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. Kodak has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2022 was not significant to Kodak.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastman Kodak Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Eastman Kodak Company (the Company) as of December 31, 2022 and 2021, the related consolidated statement of operations, comprehensive income (loss), equity (deficit) and cash flow for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

	Retirement Benefits – Valuation of Private Equity Investment
Description of the Matter	As described in Note 20 to the consolidated financial statements, at December 31, 2022 the Company's U.S Plan holds $1,095 million in private equity investments. The private equity investments are valued primarily based on independent appraisals, discounted cash flow models, cost and comparable market transactions. These investments are valued by the U.S. Plan using the net asset value (NAV) per share expedient. For investments with lagged pricing, the Company uses the latest available net asset values, and also considers expected return and other relevant material events for the year-end valuation of these investments.
	Auditing the net asset value of these private equity investments is challenging because of the higher estimation uncertainty associated with the inputs to the underlying net asset values and estimated returns used in determining year-end valuations for investments with lagged pricing. Additionally, certain information regarding the net asset value of these private equity investments is based on unaudited information available to management at the time of valuation.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the valuation of plan assets. This included testing management's controls over private equity investment valuation, which included a look-back analysis to identify if there were significant changes in the private equity fund valuations subsequent to year-end, inspecting responses to questionnaires sent to asset managers and evaluating the fourth quarter returns of benchmark indices to assess whether the valuations of the U.S. Plan's private equity investments with lagged pricing should be adjusted.
	Our audit procedures included, among others, comparing private equity investment returns to selected relevant benchmark indices to test the fourth quarter market activity for investments with lagged pricing, obtaining the latest audited financial statements for a sample of investments and comparing to the Company's recorded values and understanding any significant differences. We also inquired of management about changes to the investment portfolio and/or related investment strategies and considerations. We assessed the historical accuracy of management's estimates by comparing actual activity to previous estimates. We evaluated for contrary evidence by confirming the net asset values of the investments and ownership interests directly with the trustees and a sample of managers at year end. We also assessed the appropriateness of the disclosures in the consolidated financial statements.

We have served as the Company's auditor since 2020.

/s/ Ernst & Young LLP
Rochester, New York
March 16, 2023

# of Firm Id   EY-42;   Auditor Name: Ernst & Young   Auditor Location: Rochester, New York, USA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Eastman Kodak Company

Opinion on Internal Control over Financial Reporting

We have audited Eastman Kodak Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Eastman Kodak Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statement of operations, comprehensive income (loss), equity (deficit) and cash flow for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated March 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Rochester, New York
March 16, 2023

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)	Year Ended December 31,					
		2022		**2021**		**2020**
Revenues						
Sales	$	983	$	925	$	806
Services		222		225		223
Total net revenues		1,205		1,150		1,029
Cost of revenues						
Sales		885		830		743
Services		150		156		151
Total cost of revenues		1,035		986		894
Gross profit		170		164		135
Selling, general and administrative expenses		153		177		172
Research and development costs		34		33		34
Restructuring costs and other		10		6		17
Other operating income, net		(1)		(6)		(14)
Loss from continuing operations before interest expense, pension income excluding service cost component, loss on early extinguishment of debt, other charges (income), net and income taxes		(26)		(46)		(74)
Interest expense		40		33		12
Pension income excluding service cost component		(98)		(102)		(98)
Loss on early extinguishment of debt		—		—		2
Other charges (income), net		1		(5)		386
Earnings (loss) from continuing operations before income taxes		31		28		(376)
Provision for income taxes		5		4		168
Earnings (loss) from continuing operations		26		24		(544)
Earnings from discontinued operations, net of income taxes		—		—		3
NET EARNINGS (LOSS)	$	26	$	24	$	(541)
Basic earnings (loss) per share attributable to Eastman Kodak Company common shareholders:						
Continuing operations	$	0.16	$	0.28	$	(9.83)
Discontinued operations		—		—		0.06
Total	$	0.16	$	0.28	$	(9.77)
Diluted earnings (loss) per share attributable to Eastman Kodak Company common shareholders:						
Continuing operations	$	0.16	$	0.27	$	(9.83)
Discontinued operations		—		—		0.06
Total	$	0.16	$	0.27	$	(9.77)
Number of common shares used in basic and diluted earnings (loss) per share:						
Basic		78.9		78.4		57.4
Diluted		80.6		80.5		57.4

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended December 31,					
	2022		**2021**		**2020**	
NET EARNINGS (LOSS)	$	26	$	24	$	(541)
Other comprehensive income (loss), net:						
Currency translation adjustments and other		(12)		6		(16)
Pension and other postretirement benefit plan obligation activity, net of tax		253		661		(13)
Other comprehensive income (loss), net attributable to Eastman Kodak Company		241		667		(29)
COMPREHENSIVE INCOME (LOSS), NET	$	267	$	691	$	(570)

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions)

		As of December 31,		
		2022		**2021**
ASSETS				
Cash and cash equivalents	$	217	$	362
Trade receivables, net of allowances of $7 and $7		177		175
Inventories, net		237		219
Other current assets		48		49
Current assets held for sale		2		2
Total current assets		681		807
Property, plant and equipment, net		154		140
Goodwill		12		12
Intangible assets, net		28		34
Operating lease right-of-use assets		39		47
Restricted cash		62		54
Pension and other postretirement assets		1,233		1,022
Other long-term assets		76		55
TOTAL ASSETS	$	2,285	$	2,171
LIABILITIES, REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND EQUITY				
Accounts payable, trade	$	134	$	153
Short-term borrowings and current portion of long-term debt		1		1
Current portion of operating leases		15		13
Other current liabilities		143		142
Total current liabilities		293		309
Long-term debt, net of current portion		316		253
Pension and other postretirement liabilities		230		382
Operating leases, net of current portion		31		45
Other long-term liabilities		171		205
Total liabilities		1,041		1,194
Commitments and contingencies (Note 12)				
Redeemable, convertible preferred stock, no par value, $100 per share liquidation preference		203		196
Equity				
Common stock, $0.01 par value		—		—
Additional paid in capital		1,160		1,166
Treasury stock, at cost		(11)		(10)
Accumulated deficit		(570)		(596)
Accumulated other comprehensive income		462		221
Total equity		1,041		781
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY	$	2,285	$	2,171

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT)

(in millions, except share data)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total	Redeemable Convertible Preferred Stock (1)
Equity (deficit) as of December 31, 2020	$ —	$ 1,152	$ (620)	$ (446)	$ (9)	$ 77	$ 191
Net earnings	—	—	24	—	—	24	—
Other comprehensive income (loss) (net of tax):							
Currency translation adjustments	—	—	—	6	—	6	—
Pension and other postretirement liability adjustments	—	—	—	661	—	661	—
Repurchase of Series A Preferred Stock	—	—	—	—	—	—	(100)
Exchange of Series A Preferred Stock	—	92	—	—	—	92	(92)
Expiration of Series A embedded derivative	—	11	—	—	—	11	—
Issuance of convertible, redeemable Series B Preferred Stock, net	—	(95)	—	—	—	(95)	93
Issuance of common stock	—	10	—	—	—	10	—
Issuance of convertible, redeemable Series C Preferred Stock, net	—	—	—	—	—	—	97
Preferred stock cash and accrued dividends	—	(4)	—	—	—	(4)	—
Preferred stock in-kind dividends	—	(4)	—	—	—	(4)	4
Preferred stock deemed dividends	—	(3)	—	—	—	(3)	3
Treasury stock purchases (2)	—	—	—	—	(1)	(1)	—
Stock-based compensation	—	7	—	—	—	7	—
Equity (deficit) as of December 31, 2021	$ —	$ 1,166	$ (596)	$ 221	$ (10)	$ 781	$ 196
Net earnings	—	—	26	—	—	26	—
Other comprehensive income (loss) (net of tax):							
Currency translation adjustments	—	—	—	(12)	—	(12)	—
Pension and other postretirement liability adjustments	—	—	—	253	—	253	—
Preferred stock cash and accrued dividends	—	(4)	—	—	—	(4)	—
Preferred stock in-kind dividends	—	(5)	—	—	—	(5)	5
Preferred stock deemed dividends	—	(2)	—	—	—	(2)	2
Treasury stock purchases (2)	—	—	—	—	(1)	(1)	—
Stock-based compensation	—	5	—	—	—	5	—
Equity (deficit) as of December 31, 2022	$ —	$ 1,160	$ (570)	$ 462	$ (11)	$ 1,041	$ 203

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT) (Continued)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total	Redeemable Convertible Preferred Stock (1)
Equity (deficit) as of December 31, 2019	$ —	$ 604	$ (79)	$ (417)	$ (9)	$ 99	$ 182
Net loss	—	—	(541)	—	—	(541)	—
Other comprehensive loss (net of tax):							
Currency translation adjustments	—	—	—	(16)	—	(16)	—
Pension and other postretirement liability adjustments	—	—	—	(13)	—	(13)	—
Series A preferred stock cash and accrued dividends	—	(11)	—	—	—	(11)	—
Series A Preferred Stock deemed dividends	—	(9)	—	—	—	(9)	9
Conversion of 2019 Convertible Notes	—	520	—	—	—	520	—
Stock option exercises	—	29	—	—	—	29	—
Stock-based compensation	—	19	—	—	—	19	—
Equity (deficit) as of December 31, 2020	$ —	$ 1,152	$ (620)	$ (446)	$ (9)	$ 77	$ 191

(1) There are 60 million shares of no-par value preferred stock authorized, 2.1 million of which are issued and outstanding at December 31, 2022. 2.0 million shares of preferred stock were issued and outstanding at December 31, 2021 and 2020.

(2) Represents purchases of common stock to satisfy tax withholding obligations.

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF CASH FLOW

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net earnings (loss)	$ 26	$ 24	$ (541)
Adjustments to reconcile to net cash used in operating activities:			
Depreciation and amortization	29	31	37
Pension and other postretirement income	(77)	(83)	(77)
Change in fair value of the Preferred Stock and Convertible Notes embedded derivatives	(3)	(7)	382
Asset impairments	1	—	3
Stock based compensation	5	7	15
Non-cash changes in workers' compensation and other employee benefit reserves	(15)	(4)	4
Net losses (gains) on sales of businesses/assets	—	1	(10)
Loss on early extinguishment of debt	—	—	2
(Benefit) provision for deferred income taxes	(3)	(1)	160
(Increase) decrease in trade receivables	(12)	(5)	33
(Increase) decrease in inventories	(31)	(19)	12
(Decrease) increase in trade accounts payable	(12)	38	(36)
Decrease in liabilities excluding borrowings	(36)	(29)	(26)
Other items, net	12	—	7
Total adjustments	(142)	(71)	506
Net cash used in operating activities	(116)	(47)	(35)
Cash flows from investing activities:			
Additions to properties	(31)	(21)	(17)
Purchase of preferred equity interest	(25)	—	—
Net proceeds from sales of businesses/assets, net	—	1	2
Net proceeds from return of equity investment	—	—	2
Net cash used in investing activities	(56)	(20)	(13)
Cash flows from financing activities:			
Net proceeds from the Term Loan Credit Agreement	49	215	—
Proceeds from issuance of Convertible Notes	—	25	—
Net proceeds from Series C Preferred Stock	—	99	—
Net proceeds from the sale of common stock	—	10	—
Repurchase of Series A Preferred Stock	—	(100)	—
Debt issuance costs	—	(2)	—
Proceeds from stock option exercises	—	—	33
Preferred stock dividend payments	(4)	(7)	(22)
Treasury stock purchases	(1)	(1)	—
Finance lease payments	(1)	(1)	(1)
Net cash provided by financing activities	43	238	10
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	(4)	4
Net (decrease) increase in cash, cash equivalents and restricted cash	(137)	167	(34)
Cash, cash equivalents and restricted cash, beginning of period	423	256	290
Cash, cash equivalents and restricted cash, end of period (1)	$ 286	$ 423	$ 256

(1)   Refer to Note 2, "Cash, Cash Equivalents and Restricted Cash" for the components of cash, cash equivalents and restricted cash.

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
CONSOLIDATED STATEMENT OF CASH FLOW (Continued)

(in millions)

SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash paid for interest and income taxes was:			
Interest (net of portion capitalized of $3 million in 2022 and $0 in both 2021 and 2020)	$ 23	$ 14	$ 8
Income taxes (net of refunds)	$ 6	$ 2	$ 8

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a description of the significant accounting policies of Kodak.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of EKC and all companies directly or indirectly controlled by EKC, either through majority ownership or otherwise. Kodak consolidates variable interest entities if Kodak has a controlling financial interest and is determined to be the primary beneficiary of the entity.

RECLASSIFICATIONS

Certain amounts for prior periods have been reclassified to conform to the current period classification in the disaggregated revenue information for the Digital Printing segment in Note 15, "Revenue".

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at year end and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from these estimates.

FOREIGN CURRENCY

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; revenue, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of Accumulated other comprehensive income in the accompanying Consolidated Statement of Financial Position.

For certain other subsidiaries and branches outside the U.S., operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities are remeasured at historical exchange rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in Other charges (income), net in the accompanying Consolidated Statement of Operations.

The effects of foreign currency transactions, including related hedging activities, are included in Other charges (income), net, in the accompanying Consolidated Statement of Operations.

CASH EQUIVALENTS

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined by the average cost method, which approximates current cost. Kodak provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Kodak capitalizes additions and improvements while maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to Other operating income, net in the Consolidated Statement of Operations.

Kodak calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Estimated Useful Lives
Buildings and building improvements	5-40
Land improvements	4-20
Leasehold improvements	3-20
Equipment	3-20
Tooling	1-3
Furniture and fixtures	5-10

Kodak depreciates leasehold improvements over the shorter of the lease term or the assets' estimated useful life.

INTERNAL USE SOFTWARE

Expenditures for software purchases and software developed for internal use are capitalized and depreciated on a straight-line basis over the estimated useful lives, generally 3 to 10 years. For software developed for internal use, certain costs are capitalized, including external direct costs of materials and services associated with developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with internal-use software projects. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Costs associated with preliminary project stage activities, training, maintenance, and other post-implementation stage activities are expensed as incurred. The carrying value of owned software and development costs is recorded in Property, plant and equipment, net while the carrying value of cloud-based software and development costs is recorded in Other current assets and Other long-term assets. The carrying value of software and development costs is reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

GOODWILL

Goodwill is not amortized but is required to be assessed for impairment at least annually and whenever events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

When testing goodwill for impairment, Kodak may assess qualitative factors for some or all of its reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. If Kodak determines based on this qualitative test of impairment that it is more likely than not that a reporting unit's fair value is less than its carrying amount or elects to bypass the qualitative assessment for some or all of its reporting units, then a quantitative goodwill impairment test is performed. The amount of goodwill impairment, if any, is calculated as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Refer to Note 6, "Goodwill and Other Intangible Assets".

WORKERS' COMPENSATION

Kodak self-insures and participates in high-deductible insurance programs with retention and per occurrence deductible levels for claims related to workers' compensation. The estimated liability for workers' compensation is based on actuarially estimated, discounted cost of claims, including claims incurred but not reported. Historical loss development factors are utilized to project the future development of incurred losses, and the amounts are adjusted based on actual claim experience, settlements, claim development trends, changes in state regulations and judicial interpretations. Refer to Note 7, "Other Current Liabilities" and Note 8, "Other Long-Term Liabilities" for the estimated liabilities. Amounts recoverable from insurance companies or third parties are estimated using historical experience and estimates of future recoveries. Estimated recoveries are not offset against the related accrual. The amount recorded for the estimated recoveries at December 31, 2022 and 2021 was $15 million and $20 million, respectively, of which $12 million and $18 million are reported in Other long-term assets in the Consolidated Statement of Financial Position, respectively. The remaining $3 million and $2 million, respectively, is reported in Other current assets in the Consolidated Statement of Financial Position.

LEASES

Kodak as lessee
Kodak determines if an arrangement is a lease at inception. The primary criteria used to classify transactions as operating or finance leases are: (1) whether the ownership transfers at the end of the lease, (2) whether the lease term is equal to or greater than 75% of the economic life of the asset, and (3) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair value of the asset at inception of the lease. Kodak does not have leases that include assets of a specialized nature, generally does not provide residual value guarantees or have any leases for which the exercise of end-of-lease purchase options is reasonably assured at lease inception.

Operating lease right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the operating lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The ROU assets are adjusted for prepayments and lease incentives. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in expense in the period in which the obligation for those payments is incurred. Lease agreements may include options to extend or terminate the lease at Kodak's discretion, which are included in the determination of the lease term when they are reasonably certain to be exercised.

Kodak's lease agreements are primarily for real estate space and vehicles. Arrangements for goods and services are assessed to determine if the arrangement contains a lease at its inception. Operating leases are included within Operating lease right-of-use assets, Current portion of operating leases and Operating leases, net of current portion in the Consolidated Statement of Financial Position. Finance leases are included in Property, plant and equipment, net, Short-term borrowings and current portion of long-term debt and Long-term debt, net of current portion in the Consolidated Statement of Financial Position.

When available, the rate implicit in the lease is used to discount lease payments to present value; however, many leases do not provide a readily determinable implicit rate. Therefore, Kodak applies its incremental borrowing rate to discount the lease payments at lease commencement. The incremental borrowing rate is the rate of interest that EKC would have to pay to borrow, on a collateralized basis, over a similar term. Renewal options and/or termination options are factored into the determination of lease payments if considered probable.

Rental expense related to operating leases is recognized on a straight-line basis over the lease term. The lease agreements may include both lease and non-lease components. Kodak does not separate lease and non-lease components for real estate leases but does separate lease and non-lease components for equipment leases.

Kodak as Lessor

Kodak places its own equipment at customer sites under sales-type and operating lease arrangements. Arrangements classified as sales-type leases with revenue recognition at inception generally transfer title to the equipment by the end of the lease term or have a lease term that is for a major part of the remaining economic life of the equipment; and collectability is considered probable. Leases meeting the sales-type lease criteria with variable lease payments that do not depend upon a reference rate or index are classified as operating leases if they would otherwise result in a day-one loss. If the arrangement meets the criteria for a sales-type lease but collectability is not considered probable, Kodak will not derecognize the asset and will record all payments received as a liability until the earlier of collectability becoming probable or the termination of the lease. Arrangements that do not meet the sales-type lease criteria are classified as operating leases with revenue recognized over the term. Contracts with customers may include multiple performance obligations including equipment, optional software licenses and service agreements. For such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Equipment subject to operating leases is included in Property, plant and equipment, net in the Consolidated Statement of Financial Position and is depreciated to estimated residual value over its expected useful life. Equipment operating lease terms and depreciable lives generally vary from 3 to 7 years.

The Eastman Business Park segment's core operations are commercial real estate management activities including real estate leasing and related facility management services. Kodak also leases underutilized portions of its other real estate properties to third parties under both operating lease and sublease agreements. Payments received under operating lease agreements as part of the Eastman Business Park segment are recognized on a straight-line basis over the term and are reported in Revenues in the Consolidated Statement of Operations. Payments received under lease and sublease agreements for other underutilized space are recognized on a straight-line basis and reported as cost reductions in Cost of revenues, Selling, general and administrative ("SG&A") expenses, research and development ("R&D") costs and Other charges (income), net.

Renewal options and/or termination options are factored into the determination of lease payments if considered probable. Kodak does not separate lease and non-lease components of contracts for real estate leases but does separate lease and non-lease components for equipment leases.

REVENUE

Kodak's revenue transactions include sales of products (such as components and consumables for use in Kodak and other manufacturers' equipment, film-based products and specialty materials and chemicals), equipment, software, services (such as equipment and software maintenance, engineering, coating and contract manufacturing services), integrated solutions, intellectual property and brand licensing, and commercial real estate management activities. Revenue from services includes extended warranty, customer support and maintenance agreements, consulting, training and education.

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration Kodak expects to be entitled to in exchange for those goods or services.

For product sales (such as plates, film, inks, specialty materials and chemicals and other consumables) revenue is recognized when control has transferred from Kodak to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in certain jurisdictions. Equipment and software related service revenue is recognized using the time-based method ratably over the contractual period as it best depicts when the customer receives the benefit from the service. Service revenue for time and materials-based agreements is recognized as services are performed.

Equipment is generally dependent on, and interrelated with, the underlying operating system (firmware) and cannot function without the operating system. In these cases, the hardware and software licenses are accounted for as a single performance obligation. Contracts with customers may include multiple performance obligations including equipment and optional software licenses and service agreements. Service agreements generally have a one-year initial term subject to annual renewals and may be prepaid or paid over-time. For such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Kodak applies the residual allocation method for sales of certain complex, highly customized equipment due to significant variability in pricing. Standalone selling prices are based on the observable prices of the products or services when sold separately or by using expected cost-plus margin when directly observable prices are not available. The Company reassesses its standalone selling prices at least annually.

For non-complex equipment installations and software sales revenue is recognized when control of each distinct performance obligation has transferred from Kodak to the buyer, which is generally met when the equipment or software is delivered and installed at the customer site as delivery and installation generally occur within the same period. For complex equipment installations or integrated software solutions revenue is deferred until receipt of customer acceptance and control has transferred to the buyer.

Software licenses are sold both in bundled equipment arrangements as discussed above or on a stand-alone basis. Perpetual licenses are usually sold with post-contract support services ("PCS") which are considered distinct performance obligations as the customer's use of the existing software is not dependent upon future upgrades. Kodak recognizes software revenue at the time that the customer obtains control over the software which generally occurs upon installation while revenue allocated to the PCS is recognized over the service period. The Company also sells SaaS arrangements with revenue recognized over the contract term.

In service arrangements such as consulting where final acceptance by the customer is required, revenue is deferred until all acceptance criteria have been met and Kodak has a legal right to payment.

Kodak's licensing revenue is comprised of software licenses as discussed above, licenses to use functional intellectual property (e.g. patents and technical know-how) and licenses to use symbolic intellectual property (e.g. brand names and trademarks). The timing and the amount of revenue recognized from the licensing of intellectual property depends upon a variety of factors, including the nature of the performance obligations (functional vs. symbolic licenses), specific terms of each agreement, and the payment terms. Aside from software licenses discussed above, Kodak's functional licenses generally provide the right to use functional intellectual property; therefore, non-sales/usage-based revenue is recognized when the customer has the right to use the intellectual property while sales and usage-based royalties are recognized in the period the related sales and usage occurs. Revenue for symbolic licenses such as brand licenses are recognized over time.

Real estate management revenue consists primarily of income from tenant leases, including rent and utilities, as well as facility management services and hosting onsite events. Usage based revenue is recognized as earned while tenant lease income is recognized on a straight-line basis over the lease term (Refer to Leases; Kodak as Lessor above).

Deferred revenue is recorded when cash payments are received in advance of satisfying performance obligations such as deposits required in advance on equipment orders, prepaid service contracts, prepaid tenant lease income or prepaid royalties on intellectual property arrangements. Interest expense is imputed for payments received greater than one year in advance of performance.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. Kodak applies the practical expedient with respect to implied financial components and only imputes interest for payment terms greater than one year.

Sales and usage-based taxes are excluded from revenues.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. At the time revenue is recognized, Kodak records reductions to revenue for customer incentive programs, rebates and promotional allowances. For those incentives that require estimation, such as for volume rebates, Kodak uses historical experience and both internal and customer data to estimate the sales incentive at the time revenue is recognized.

Incremental direct costs of obtaining a contract consist of sales commissions. Kodak expenses sales commissions when incurred if the amortization period would be one year or less. Capitalized sales commissions are amortized on a straight-line basis over the life of the contract. These costs are recorded in SG&A expenses in the Consolidated Statement of Operations. Kodak accrues the estimated cost of post-sale obligations, including basic product warranties, at the time of revenue recognition.

Kodak does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less or for which revenue is recognized at the amount to which Kodak has the right to invoice for services performed.

Performance obligations with an original expected length of greater than one year generally consist of deferred service contracts, operating leases and licensing arrangements. As of December 31, 2022, there was approximately $55 million of unrecognized revenue from unsatisfied performance obligations. Approximately 35% of the revenue from unsatisfied performance obligations is expected to be recognized in 2023, 20% in 2024, 15% in 2025 and 30% thereafter.

RESEARCH AND DEVELOPMENT COSTS

R&D costs, which include costs incurred in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are expensed in the period in which they are incurred.

ADVERTISING

Advertising costs are expensed as incurred and are included in SG&A expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $3 million in the year ended 2022 and $2 million for each of the years ended 2021 and 2020.

SHIPPING AND HANDLING COSTS

Amounts charged to customers and costs incurred by Kodak related to shipping and handling are included in Net revenue and Cost of revenues, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

The carrying values of long-lived assets, other than goodwill and intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group). If the sum of the expected undiscounted cash flows from the use of and eventual disposition of such asset group is less than the carrying value of the asset group a loss is recognized to the extent the carrying value of the asset group exceeds its fair value. Kodak determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows.

The remaining useful lives of long-lived assets are reviewed in connection with the assessment of recoverability of long-lived assets and the ongoing strategic review of the business and operations. If the review indicates that the remaining useful life of the long-lived asset has changed significantly, the depreciation on that asset is adjusted to facilitate full cost recovery over its revised estimated remaining useful life.

The carrying values of indefinite-lived intangible assets are evaluated for potential impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Refer to Note 6, "Goodwill and Other Intangible Assets."

INCOME TAXES

Kodak recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carry-forwards and temporary differences between the carrying amounts and tax basis of Kodak's assets and liabilities. Kodak records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2022 and 2021, refer to Note 18, "Income Taxes."

The undistributed earnings of Kodak's foreign subsidiaries are not considered permanently reinvested. Kodak has recognized a deferred tax liability (net of related foreign tax credits) on the foreign subsidiaries' undistributed earnings.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

No accounting pronouncements were adopted in 2022.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 (as amended by ASUs 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, 2020-03 and 2022-02) requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. In addition, the ASU requires credit losses relating to available-for-sale debt securities to be recorded through an allowance for credit losses. The amendments in this ASU broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The ASU is effective for Kodak for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 (January 1, 2023 for Kodak). Kodak adopted the new standard on January 1, 2023 and it did not have a material impact on Kodak's consolidated financial statements.

NOTE 2: CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Position that sums to the total of such amounts shown in the Statement of Cash Flows:

(in millions)	As of December 31,	
	2022	**2021**
Cash and cash equivalents	$ 217	$ 362
Restricted cash reported in Other current assets	7	7
Restricted cash	62	54
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$ 286	$ 423

Restricted cash reported in Other current assets on the Consolidated Statement of Financial Position primarily represents amounts that support hedging activities.

Restricted cash includes $44 million and $45 million as of December 31, 2022 and 2021, respectively, representing the cash collateral required to be posted by the Company under the Letter of Credit Facility ("L/C Cash Collateral") (Refer to Note 9, "Debt and Finance Leases" for information on the Restricted cash supporting the L/C Cash Collateral). In addition, Restricted cash as of December 31, 2022 and 2021 includes an escrow of $5 million and $4 million, respectively, in China to secure various ongoing obligations under the agreements for the strategic relationship with Lucky HuaGuang Graphics Co. Ltd. Long-term restricted cash also includes $6 million and $3 million of security posted related to Brazilian legal contingencies as of December 31, 2022 and 2021, respectively and $5 million of cash collateral posted for a letter of credit for aluminum purchases as of December 31, 2022 in the United Kingdom.

NOTE 3: INVENTORIES, NET

(in millions)	As of December 31,	
	2022	**2021**
Finished goods	$ 98	$ 94
Work in process	64	65
Raw materials	75	60
Total	$ 237	$ 219

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	As of December 31, 2022		As of December 31, 2021
Land	$	51	$	49
Buildings and building improvements		134		130
Machinery and equipment		390		387
Construction in progress		29		15
		604		581
Accumulated depreciation		(450)		(441)
Property, plant and equipment, net	$	154	$	140

Depreciation expense was $24 million, $26 million and $32 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 5: OTHER LONG-TERM ASSETS

(in millions)	As of December 31, 2022		As of December 31, 2021
Preferred equity investment	$	25	$	—
Estimated workers' compensation recoveries		12		18
Long-term receivables		9		11
Other		30		26
Total	$	76	$	55

The Other component above consists of other miscellaneous long-term assets that, individually, were less than 5% of the total assets component in the accompanying Consolidated Statement of Financial Position, and therefore have been aggregated in accordance with Regulation S-X.

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying value of goodwill by reportable segment.

(in millions)	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Consolidated Total
As of December 31, 2020					
Goodwill	$ 56	$ 6	$ 14	$ —	$ 76
Accumulated impairment losses	(56)	—	(8)	—	(64)
Goodwill reallocation	—	—	(6)	6	—
Balance as of December 31, 2020	—	6	—	6	12
Impairment	—	—	—	—	—
As of December 31, 2021	—	6	—	6	12
Impairment	—	—	—	—	—
As of December 31, 2022	$ —	$ 6	$ —	$ 6	$ 12
Goodwill	$ 56	$ 6	$ 8	$ 6	$ 76
Accumulated impairment losses	(56)	—	(8)	—	(64)
Balance as of December 31, 2022	$ —	$ 6	$ —	$ 6	$ 12

The Digital Printing segment has three goodwill reporting units: Electrophotographic Printing Solutions; Prosper and Versamark; and Software. The Advanced Materials and Chemicals segment has two goodwill reporting units: Motion Picture and Industrial Films and Chemicals; and Advanced Materials and Functional Printing. The Traditional Printing segment and Brand segment each have one goodwill reporting unit. As of December 31, 2022, goodwill is only recorded in the Brand and Software reporting units.

Kodak performed interim tests of impairment for goodwill as of June 30, 2020 due to the uncertainty regarding the negative impact of the COVID-19 pandemic on its operations, and as of March 31, 2020, due to the decline in market capitalization as of that date since the last goodwill impairment test (December 31, 2019) and the uncertainty regarding the negative impact of the COVID-19 pandemic at that time.

Based on the results of the June 30, 2020 and March 31, 2020 analyses, no impairment of goodwill was indicated. No interim impairment tests for goodwill were required to be performed for any other interim periods in the years ended December 31, 2022, 2021 or 2020.

Based upon the results of Kodak's December 31, 2022 and 2021 annual impairment tests, no impairment of goodwill is indicated. As of December 31, 2022 and 2021 the Brand reporting unit had negative carrying value.

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2022 and 2021 were as follows:

(in millions)		Gross Carrying Amount		Accumulated Amortization		Net	Weighted Average Remaining Amortization Period (in years)
				As of December 31, 2022			
Technology-based	$	99	$	88	$	11	3 years
Kodak trade name		17		—		17	Indefinite life
Customer-related		9		9		—	1 year
Total	$	125	$	97	$	28	

(in millions)		Gross Carrying Amount		Accumulated Amortization		Net	Weighted Average Remaining Amortization Period (in years)
				As of December 31, 2021			
Technology-based	$	99	$	84	$	15	4 years
Kodak trade name		18		—		18	Indefinite life
Customer-related		9		8		1	2 years
Total	$	126	$	92	$	34	

In the first quarter of 2020, due to the uncertainty regarding the negative impact of the COVID-19 pandemic at that time, Kodak performed an interim test of impairment for the Kodak trade name. Based on the result of the interim impairment test, Kodak concluded the carrying value of the Kodak trade name exceeded its fair value. Pre-tax impairment charges of $3 million are included in Other operating income, net for the year ended December 31, 2020 in the Consolidated Statement of Operations. Kodak also performed an interim test of impairment for the Kodak trade name as of June 30, 2020 due to the uncertainty regarding the negative impact of the COVID-19 pandemic.   Based on the result of the interim impairment test as of June 30, 2020, Kodak concluded the fair value of the Kodak trade name exceeded its carrying value resulting in no additional impairment. No interim impairment tests for the Kodak tradename were required to be performed for any other interim periods in the years ended December 31, 2022, 2021 or 2020.

The annual and interim impairment tests of the Kodak trade name use the income approach, specifically the relief from royalty method.

Based on the results of Kodak's December 31, 2022 annual impairment test, the carrying value of the Kodak trade name exceeded its fair value and Kodak recorded a pre-tax impairment charge of $1 million driven by lower forecasted revenues primarily associated with the decision to cease manufacturing of the Electrophotographic Printing Solutions equipment products. The $1 million impairment charge is included in Other operating income, net for the year ended December 31, 2022 in the Consolidated Statement of Operations. No impairment of the Kodak trade name was indicated as of December 31, 2021.

Amortization expense related to intangible assets was $5 million for each of the years ended December 31, 2022, 2021 and 2020.

Estimated future amortization expense related to intangible assets that are currently being amortized as of December 31, 2022 was as follows:

(in millions)		
2023	$	4
2024		4
2025		3
Total	$	11

NOTE 7: OTHER CURRENT LIABILITIES

(in millions)	As of December 31,			
		2022		2021
Deferred revenue and customer deposits	$	40	$	43
Employment-related liabilities		35		34
Customer rebates		18		21
Workers' compensation		9		7
Restructuring liabilities		7		5
Accrued interest		6		5
Preferred Stock dividends payable		1		1
Other		27		26
Total	$	143	$	142

The customer rebate amounts will potentially be settled through customer deductions applied to outstanding trade receivables in lieu of cash payments.

The Other component above consists of other miscellaneous current liabilities that, individually, were less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position and therefore have been aggregated in accordance with Regulation S-X.

NOTE 8: OTHER LONG-TERM LIABILITIES

(in millions)	As of December 31,			
		2022		2021
Workers' compensation	$	59	$	83
Asset retirement obligations		43		42
Deferred taxes		27		29
Deferred brand licensing revenue		11		14
Environmental liabilities		8		9
Embedded conversion option derivative liabilities		4		7
Other		19		21
Total	$	171	$	205

The Other component above consists of other miscellaneous long-term liabilities that, individually, were less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position and therefore have been aggregated in accordance with Regulation S-X.

NOTE 9: DEBT AND FINANCE LEASES

Debt and finance leases and related maturities and interest rates were as follows at December 31, 2022 and 2021:

(in millions)	Type	Maturity	Weighted-Average Effective Interest Rate	As of December 31, 2022 Carrying Value	2021 Carrying Value
Current portion:					
	RED-Rochester, LLC		11.45%	$ 1	$ 1
				1	1
Non-current portion:					
	Term notes	2026	13.74%	286	224
	Convertible debt	2026	17.24%	18	15
	RED-Rochester, LLC	2033	11.45%	11	12
	Finance leases	Various	Various	1	1
	Other debt	Various	Various	—	1
				316	253
				$ 317	$ 254

Annual maturities of debt and finance leases outstanding at December 31, 2022 were as follows:

(in millions)	Carrying Value	Maturity Value
2023	$ 1	$ 1
2024	2	2
2025	1	1
2026	304	366
2027	1	1
2028 and thereafter	8	8
Total	$ 317	$ 379

Term Loan Credit Agreement

On February 26, 2021, the Company entered into a Credit Agreement (the "Term Loan Credit Agreement") with certain funds affiliated with Kennedy Lewis Investment Management LLC ("KLIM") as lenders (the "Term Loan Lenders") and Alter Domus (US) LLC, as administrative agent. Pursuant to the Term Loan Credit Agreement, the Term Loan Lenders provided the Company with (i) an initial term loan in the amount of $225 million, which was drawn in full on the same date, and (ii) a commitment to provide delayed draw term loans in an aggregate principal amount of up to $50 million on or before February 26, 2023 (collectively, the "Term Loans"). Net proceeds from the Term Loan Credit Agreement were $215 million ($225 million aggregate principal less $10 million in debt transaction costs). The delayed draw term loans were drawn down in full on June 15, 2022. Net proceeds received on June 15, 2022 were $49 million ($50 million of aggregate principal less $1 million in debt transaction costs). The maturity date of the Term Loans is February 26, 2026 and the Term Loans are non-amortizing.

The Term Loans bear interest at a rate of 8.5% per annum payable quarterly in cash and 4.0% per annum Paid-In-Kind interest ("PIK") or in cash, at the Company's option, for an aggregate interest rate of 12.5% per annum. The Company elected the 4.0% per annum in PIK which is added to the carrying value of the debt through the term. Interest expense is recorded using the effective interest method.

The Term Loans are guaranteed by the Company and certain of its domestic subsidiaries (the "Subsidiary Guarantors"), and are secured by (i) a first priority lien on substantially all assets of the Company and the Subsidiary Guarantors (subject to certain exceptions) not constituting ABL Priority Collateral or L/C Cash Collateral (see below for definitions of ABL Priority Collateral and L/C Cash Collateral), including 100% of the stock of material U.S. subsidiaries and 65% of the stock of material foreign subsidiaries (the "Term Loan Priority Collateral") and (ii) a third priority lien on the ABL Priority Collateral and L/C Cash Collateral. The aggregate carrying value of the Term Loan Priority Collateral, ABL Priority Collateral and L/C Cash Collateral as of December 31, 2022 was $2,457 million.

The Term Loan Credit Agreement limits, among other things, the ability of the Company and its Restricted Subsidiaries (as defined in the Term Loan Credit Agreement) to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) make restricted payments (including dividend payments, et al.) and (v) make investments. The Term Loan Credit Agreement does not include a financial maintenance covenant or any subjective acceleration clauses. The Term Loan Credit Agreement does contain customary affirmative covenants including delivery of certain of the Company's financial statements and customary event of default provisions, including a cross-default provision that would give rise to an event of default if there is a default under or acceleration of "Material Indebtedness". Material Indebtedness includes obligations having a principal amount of at least $25 million and obligations under the ABL Facility or Letter of Credit Facility.

On an annual basis, the Company will prepay, within 10 business days following the filing of annual Form 10-K, outstanding Loans in an amount equal to Excess Cash Flow ("ECF") as defined in the Term Loan Credit Agreement provided no such prepayment is required if such prepayment would cause U.S. liquidity to be less than $85 million. For the year ended December 31, 2022 ECF was a negative amount, therefore no prepayment is required in 2023.

Board Rights Agreement

On February 26, 2021, in connection with the execution of the Term Loan Credit Agreement, the Company entered into a letter agreement with KLIM (the "Board Rights Agreement"). Pursuant to the Board Rights Agreement, the Company's Board of Directors ("Board") appointed an individual designated by KLIM as a member of the Board effective April 1, 2021. The individual appointed was elected to serve one-year terms at the annual meetings on May 19, 2021 and May 18, 2022. KLIM has the right to nominate one director at each annual or special meeting of the Company's shareholders until the third anniversary of the execution of the Board Rights Agreement or until KLIM ceases to hold at least 50% of the original principal amount of the Term Loans and commitments under the Term Loan Credit Agreement, whichever is earlier.

Until KLIM ceases to hold at least 50% of the original principal amount of the Term Loans and commitments under the Term Loan Credit Agreement, at any time that KLIM's designated director is not serving on the Board, KLIM will have the right to designate a non-voting observer to the Board. Such observer will have the right to attend meetings of the Board and, under certain circumstances, committees and subcommittees of the Board and to receive information and materials made available to the Board, in each case, subject to certain restrictions and exceptions.

Securities Purchase Agreement

On February 26, 2021, the Company and the Term Loan Lenders (the "Buyers"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which the Company sold to the Buyers (i) an aggregate of 1,000,000 shares (the "Purchased Shares") of the Company's common stock, par value $0.01 per share ("Common Stock") for a purchase price of $10.00 in cash per share for an aggregate purchase price of $10 million and (ii) $25 million aggregate principal amount of the Company's newly issued 5.0% unsecured convertible promissory notes due May 28, 2026 (the "2021 Convertible Notes") in a private placement transaction. The issuance and sale of the Purchased Shares and 2021 Convertible Notes were consummated on February 26, 2021.

2021 Convertible Notes

The 2021 Convertible Notes bear interest at a rate of 5.0% per annum, which will be payable in cash on the maturity date and in additional shares of Common Stock on any conversion date. The payment of interest only at the maturity date has the same effect as delivering additional debt instruments to the Holders of the 2021 Convertible Notes and therefore is considered PIK. Therefore, PIK will be added to the carrying value of the debt through the term and interest expense will be recorded using the effective interest method. The maturity date of the 2021 Convertible Notes is May 28, 2026.

Conversion Features

The Buyers have the right to elect at any time to convert the 2021 Convertible Notes into shares of Common Stock at an initial conversion rate equal to 100 shares of Common Stock per each $1,000 principal amount of the 2021 Convertible Notes (based on an initial conversion price equal to $10.00 per share of Common Stock). The conversion rate and conversion price is subject to certain customary anti-dilution adjustments. If the closing price of the Common Stock equals or exceeds $14.50 (subject to adjustment in the same manner as the conversion price) for 45 trading days within any period of 60 consecutive trading days, the Company has the right to cause the mandatory conversion of the 2021 Convertible Notes into shares of Common Stock.

In the event of certain fundamental transactions, the Buyers have the right, within a period of 30 days following the occurrence of such transaction ("Holder Fundamental Transaction Election Period"), to elect to either require prepayment of the 2021 Convertible Notes at par plus accrued and unpaid interest or convert all or a portion of the 2021 Convertible Notes into shares of Common Stock at the conversion rate then in effect plus any additional shares based on the price per share of Common Stock in connection with the fundamental transaction, or to receive the shares of a successor entity, if any.

Embedded Derivatives

The 2021 Convertible Notes were considered more akin to a debt-type instrument and the economic characteristics and risks of the embedded conversion features are not considered clearly and closely related to the 2021 Convertible Notes. Accordingly, these embedded features were bifurcated from the 2021 Convertible Notes and separately accounted for on a combined basis at fair value as a single derivative liability. Kodak allocated $12 million of the net proceeds received to a derivative liability based on the aggregate fair value of the embedded features on the date of issuance which reduced the net carrying value of the 2021 Convertible Notes. The derivative is being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations. The fair value of the Convertible Notes embedded derivative as of December 31, 2022 and 2021 was a liability of $2 million and $4 million, respectively, and is included in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. Refer to Note 14, "Financial Instruments" for information on the valuation of the derivative.

The carrying value of the 2021 Convertible Notes at December 31, 2022 and 2021 was $18 million and $15 million, respectively. The estimated fair value of the 2021 Convertible Notes as of December 31, 2022 and 2021 was $16 million and $18 million, respectively (Level 3). The carrying value is being accreted to the aggregate principal amount using the effective interest method from the date of issuance through the maturity date.

Securities Registration Rights Agreement

On February 26, 2021, the Company and the Buyers entered into a Registration Rights Agreement (the "Securities Registration Rights Agreement") providing the Buyers with registration rights in respect of the Purchased Shares and the Common Stock issuable upon conversion of the 2021 Convertible Notes. The Securities Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations; however, the Securities Registration Rights Agreement does not obligate the Company to facilitate an underwritten offering of the registered Common Stock by the Buyers.

Amended and Restated ABL Credit Agreement

On September 3, 2013, the Company entered into an Asset Based Revolving Credit Agreement (the "Original ABL Credit Agreement"). On May 26, 2016, the Company and the subsidiaries of the Company that are guarantors (the "Subsidiary Guarantors") entered into an Amended and Restated Credit Agreement (the "ABL Credit Agreement") with the lenders party thereto, Bank of America, N.A., as administrative and collateral agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint bookrunners, which amended and restated the Original ABL Credit Agreement.

The ABL Credit Agreement provided that the Lenders make available asset-based revolving loans (the "ABL Loans") and letters of credit in an aggregate amount of up to $150 million, subject to the Borrowing Base.

On January 27, 2020 Kodak exercised its right under the ABL Credit Agreement to permanently reduce lender commitments from $150 million to $120 million. As a result, the minimum Excess Availability decreased to $15 million from the previous minimum of $18.75 million.

On March 27, 2020, the Company and the Subsidiary Guarantors entered into Amendment No. 3 to the ABL Credit Agreement (the "Amendment") with the lenders party thereto (the "Lenders"), Bank of America, N.A., as administrative and collateral agent, and Bank of America, N.A. and each of the parties to the ABL Credit Agreement as lenders.

Each of the capitalized but undefined terms used in the context of describing the ABL Credit Agreement and the Amendment has the meaning ascribed to such term in the ABL Credit Agreement and the Amendment.

The Amendment decreased the available ABL Loans and letters of credit from an aggregate amount of up to $120 million to $110 million, subject to the Borrowing Base. As a result of the additional reduction in lender commitments, the minimum Excess Availability decreased to $13.75 million from the previous amount of $15 million.

The Amendment also changed Equipment Availability from (i) the lesser of 75% of Net Orderly Liquidation Value of Eligible Equipment or $6 million to (ii) the lesser of 70% of Net Orderly Liquidation Value of Eligible Equipment or $14.75 million as of March 31, 2020. The $14.75 million amount decreases by $1 million per quarter starting on July 1, 2020 until maturity or the amount is decreased to $0, whichever comes first.

On February 26, 2021, the Company and the Subsidiary Guarantors entered into a fourth amendment to the ABL Credit Agreement (as amended in 2021, the "Amended ABL Credit Agreement"), among the Company, the Subsidiary Guarantors, the lenders party thereto, Bank of America, N.A., as agent (the "Agent"), and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as arrangers, with the Agent and the Required Lenders. Each of the capitalized but undefined terms used in the context of describing the Amended ABL Credit Agreement has the meaning ascribed to such term in the Amended ABL Credit Agreement.

The Amended ABL Credit Agreement amends the ABL Credit Agreement to, among other things, (i) extend the maturity date to February 26, 2024 or the date that is 90 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, 2021 Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancings of any of the foregoing and (ii) decrease the aggregate amount of commitments from $110 million to $90 million, which decreased the minimum Excess Availability to $11.25 million from the previous amount of $13.75 million. Commitments under the Amended ABL Credit Agreement continue to be able to be used in the form of revolving loans or letters of credit. The Company issued approximately $58 million and $46 million letters of credit under the Amended ABL Credit Agreement as of December 31, 2022 and 2021, respectively.

The revolving loans bear interest at the rate of LIBOR plus 3.50%-4.00% per annum (subject to provisions providing for a replacement benchmark rate upon the discontinuation of LIBOR) or a floating Base Rate (as defined in the Amended ABL Credit Agreement) plus 2.50%-3.00% per annum, based on Excess Availability (as defined in the Amended ABL Credit Agreement). The Company will pay an unused line fee of 37.5-50 basis points per annum, depending on whether the unused portion of the maximum amount available is less than or equal to 50% or greater than 50%, respectively. The Company will pay a letter of credit fee of 3.50%-4.00% per annum, based on Excess Availability, on issued and outstanding letters of credit, in addition to a fronting fee of 25 basis points on such letters of credit.

Obligations under the Amended ABL Credit Agreement continue to be secured by: (i) a first priority lien on assets of the Company and the Subsidiary Guarantors constituting cash (other than L/C Cash Collateral, as defined below), accounts receivable, inventory, machinery and equipment and certain other assets (the "ABL Priority Collateral") and (ii) a second priority lien on substantially all assets of the Company and the Subsidiary Guarantors (subject to certain exceptions) other than the ABL Priority Collateral, including the L/C cash collateral and 100% of the stock of material U.S. subsidiaries and 65% of the stock of material foreign subsidiaries.

The Amended ABL Credit Agreement continues to limit, among other things, the ability of the Company and its Restricted Subsidiaries (as defined in the Amended ABL Credit Agreement) to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) make restricted payments and (v) make investments. The Amended ABL Credit Agreement leaves in place customary affirmative covenants, including delivery of certain of the Company's financial statements set forth therein.

Under the Amended ABL Credit Agreement the Company is required to maintain Minimum Liquidity of at least $80 million, which is tested at the end of each quarter. Minimum Liquidity was $150 million and $250 million at December 31, 2022 and 2021, respectively. If Minimum Liquidity falls below $80 million an Event of Default would occur, in which case the Agent would have the right to declare the obligation of each Lender to make Revolving Loans and of the Issuing Banks to issue Letters of Credit to be terminated, and declare the Revolving Loans, all interest thereon and all other amounts payable under the Amended ABL Credit Agreement to be due and payable.

Under both the Amended ABL Credit Agreement and the ABL Credit Agreement the Company is required to maintain Excess Availability above 12.5% of lender commitments ($11.25 million at both December 31, 2022 and 2021), which is tested at the end of each month. Excess Availability was $21 million and $27 million as of December 31, 2022 and 2021, respectively.

If Excess Availability falls below 12.5% of lender commitments a Fixed Charge Coverage Ratio Trigger Event would occur. During any Fixed Charge Coverage Ratio Trigger Event, the Company would be required to maintain a Fixed Charge Coverage Ratio of greater than or equal to 1.0 to 1.0. If Excess Availability falls below 12.5% of lender commitments, Kodak may, in addition to the requirement to be in compliance with the minimum Fixed Charge Coverage Ratio, become subject to cash dominion control. Since Excess Availability was greater than 12.5% of lender commitments at December 31, 2022 and 2021, Kodak was not required to have a minimum Fixed Charge Coverage Ratio of 1.0 to 1.0.

If Excess Availability falls below 12.5% of lender commitments and the Fixed Charge Coverage Ratio is less than 1.0 to 1.0, an Event of Default would occur and the Agent would have the right to declare the obligation of each Lender to make Revolving Loans and of the Issuing Banks to issue Letters of Credit to be terminated, and declare the Revolving Loans, all interest thereon and all other amounts payable under the Amended ABL Credit Agreement to be due and payable.

Each existing direct or indirect U.S. subsidiary of the Company (other than Immaterial Subsidiaries, Unrestricted Subsidiaries and certain other subsidiaries) has provided an unconditional guarantee (and any such future subsidiaries must provide an unconditional guarantee) of the obligations of the Company under the Credit Agreements.

Under the terms of the ABL Credit Agreement, the Company may designate Restricted Subsidiaries as Unrestricted Subsidiaries provided the aggregate sales of all Unrestricted Subsidiaries are less than 7.5% of the consolidated sales of Kodak and the aggregate assets of all Unrestricted Subsidiaries are less than 7.5% of Kodak's consolidated assets. Further, on a pro forma basis at the time of designation and immediately after giving effect thereto, Excess Availability must be at least $30 million and the pro forma Fixed Charge Coverage Ratio must be no less than 1.0 to 1.0. Upon designation of Unrestricted Subsidiaries, the Company is required to provide to the Lenders reconciling statements to eliminate all financial information pertaining to Unrestricted Subsidiaries which is included in its annual and quarterly consolidated financial statements.

In March 2018, the Company designated five subsidiaries as Unrestricted Subsidiaries: Kodak PE Tech, LLC, Kodak LB Tech, LLC, Kodak Realty, Inc, Kodakit Singapore Pte. Limited and KP Services (Jersey) Ltd. This action allowed the Company to better position assets which may be monetized in the future and address costs related to underutilized properties. In 2020 Kodak discontinued the operation of Kodakit Singapore Pte. Limited and sold the assets and liabilities of Kodak LB Tech, LLC in an intercompany transaction.

Under the Amended ABL Credit Agreement the Company designated three subsidiaries as Unrestricted Subsidiaries: Kodak PE Tech, LLC, Kodak Realty, Inc, and KP Services (Jersey) Ltd. Collectively, the Unrestricted Subsidiaries had sales of approximately $6 million, $7 million and $6 million for the years ended December 31, 2022, 2021 and 2020, respectively, which represented 1% of Kodak's consolidated sales for each period. These subsidiaries had assets of $12 million and $13 million as of December 31, 2022 and 2021, respectively, which represented 1% of Kodak's consolidated assets as of such dates.

The Amended ABL Credit Agreement limits, among other things, the Company's and the Subsidiary Guarantors' ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) make restricted payments (including dividend payments, et al.) and (v) make investments. In addition to other customary affirmative covenants, the Amended ABL Credit Agreement provides for a periodic delivery by the Company of its various financial statements as set forth in the Amended ABL Credit Agreement. Events of default under the ABL Credit Agreement include, among others, failure to pay any principal, interest or other amount due under the applicable agreement, breach of specific covenants and a change of control of the Company. Upon an event of default, the lenders may declare the outstanding obligations under the Amended ABL Credit Agreement to be immediately due and payable and exercise other rights and remedies provided for in the agreement.

On March 14, 2023, the Company entered into an amendment to the Amended ABL Credit Agreement (the "2023 Amended ABL Credit Agreement") and Letter of Credit Facility Agreement (the "2023 Amended L/C Facility Agreement) to, among other things: (i) extend the maturity date from February 26, 2024 to the earliest of June 12, 2024, the termination of the 2023 Amended L/C Facility Agreement or the 2023 Amended ABL Credit Agreement, as applicable, or the date that is 91 days prior to the earliest scheduled maturity date or mandatory redemption date of any of the Company's Term Loans, 2021 Convertible Notes, Series B Preferred Stock, Series C Preferred Stock or any refinancings of any of the foregoing; (ii) maintain daily Minimum Liquidity of $50 million, subject to certain cure rights, in addition to maintaining the existing quarterly Minimum Liquidity of $80 million, and (iii) on February 26, 2024, decrease the aggregate amount of commitments from $90 million to $81 million.

Letter of Credit Facility Agreement

On February 26, 2021, the Company and the Subsidiary Guarantors entered into a Letter of Credit Facility Agreement (the "L/C Facility Agreement", and together with the Term Loan Credit Agreement and the Amended ABL Credit Agreement the "Credit Agreements") among the Company, the Subsidiary Guarantors, the lenders party thereto (the "L/C Lenders"), Bank of America, N.A., as agent, and Bank of America, N.A., as issuing bank. Pursuant to the L/C Facility Agreement, the L/C Lenders committed to issue letters of credit on the Company's behalf in an aggregate amount of up to $50 million, provided that the Company posts cash collateral in an amount greater than or equal to 103% of the aggregate amount of letters of credit issued and outstanding at any given time (the "L/C Cash Collateral").

The term of the L/C Facility Agreement is three years, subject to the same automatic springing maturity as the Amended ABL Credit Agreement. The Company issued approximately $43 million and $44 million letters of credit under the L/C Facility Agreement as of December 31, 2022 and 2021, respectively. The balance on deposit in the L/C Cash Collateral account as of December 31, 2022 and 2021 is approximately $44 million and $45 million, respectively, of which $14 million was deposited into the L/C Cash Collateral account from proceeds of the financing transactions described herein and the remainder of which was cash collateral previously used to secure letters of credit under the ABL Credit Agreement. The L/C Facility Agreement has the same requirement to maintain Minimum Liquidity of $80 million as is contained in the Amended ABL Credit Agreement.

The Company will pay an unused line fee of 37.5-50 basis points per annum, depending on whether the unused portion of the maximum commitments is less than or equal to 50% or greater than 50% of such commitments, respectively. The Company will pay a letter of credit fee of 3.75% per annum on issued and outstanding letters of credit, in addition to a fronting fee of 25 basis points on such letters of credit. Amounts drawn under any letter of credit will be reimbursed from the L/C Cash Collateral. If not so reimbursed, and not otherwise repaid by the Company to the applicable L/C Lenders, such amounts will accrue interest, to be paid monthly, at a floating Base Rate (as defined in the L/C Facility Agreement) plus 2.75% per annum until repaid.

As with the Amended ABL Credit Agreement and the ABL Credit Agreement, the L/C Facility Agreement also requires the Company to maintain Excess Availability above 12.5% of lender commitments. If Excess Availability falls below 12.5% of lender commitments a Fixed Charge Coverage Ratio Trigger Event would occur under the L/C Facility Agreement as well as the Amended ABL Credit Agreement and the ABL Credit Agreement. During any Fixed Charge Coverage Ratio Trigger Event, the Company would be required to maintain a Fixed Charge Coverage Ratio of greater than or equal to 1.0 to 1.0.

The Company's obligations under the L/C Facility Agreement are guaranteed by the Subsidiary Guarantors and are secured by (i) a first priority lien on the L/C Cash Collateral, (ii) a second priority lien on the ABL Priority Collateral and (iii) a third priority lien on the Term Loan Priority Collateral.

RED-Rochester, LLC

In January 2019 Kodak entered into a series of agreements with RED-Rochester, LLC ("RED"), which provides utilities to Eastman Business Park. Kodak received a payment of $14 million from RED. Kodak is required to pay a minimum annual payment to RED of approximately $2 million regardless of utility usage. Kodak is accounting for the $14 million payment from RED as debt. The minimum payments required under the agreement from Kodak to RED are reported as a reduction of the debt and interest expense using the effective interest method. The debt payments to RED continue until August 2033.

2019 Convertible Notes

On May 20, 2019, the Company and Longleaf Partners Small Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, which are investment funds managed by Southeastern Asset Management, Inc. (the "2019 Notes Purchasers"), entered into a Notes Purchase Agreement pursuant to which the Company agreed to issue and sell to the Notes Purchasers, and the Notes Purchasers agreed to purchase from the Company, $100 million aggregate principal amount of the Company's 2019 Convertible Notes due 2021.

The transaction closed on May 24, 2019. The proceeds were used to repay the remaining first lien term loans outstanding ($83 million) under the Company's term credit agreement, which was terminated with the repayment. The remaining proceeds were used for general corporate purposes. The maturity date of the 2019 Convertible Notes was November 1, 2021.

The 2019 Convertible Notes interest rate was 5.00% per annum, payable in cash on their maturity date (PIK interest) and, at the option of the Company, in either cash or additional shares of Common Stock on any conversion date. Therefore, PIK was added to the carrying value of the debt through the term and interest expense was recorded using the effective interest method.

On July 29, 2020, the Company received conversion notices from holders of the 2019 Convertible Notes exercising their rights to convert an aggregate of $95 million of principal amount of the 2019 Convertible Notes (the "Initial Converted Notes") into shares of Common Stock. Under the terms of the 2019 Convertible Notes, the conversion date of the Initial Converted Notes was July 29, 2020 (the "Initial Conversion Date") and the Company was obligated to deliver an aggregate of 29,922,956 shares of Common Stock (the "Initial Conversion Shares") to the holders of the Initial Converted Notes within five trading days after the Initial Conversion Date. The Company issued the Initial Conversion Shares on August 3, 2020 and paid the $5.6 million of accumulated interest on the Initial Converted Notes in cash. As a result, the Company's obligations under the Initial Converted Notes were fully discharged and the remaining outstanding principal amount of the 2019 Convertible Notes was $5 million.

On September 30, 2020, the Company announced its election to mandatorily convert the remaining $5 million outstanding principal amount of the 2019 Convertible Notes (the "Mandatory Converted Notes") into shares of Common Stock. The conversion of the Mandatory Converted Notes was effective on September 30, 2020 (the "Mandatory Conversion Date"). The Company issued 1,574,892 shares of Common Stock to the holder of the Mandatory Converted Notes on September 30, 2020 (the "Mandatory Conversion Shares"). The Company paid the accrued interest on the Mandatory Converted Notes in the form of cash and interest ceased to accrue on the Mandatory Converted Notes on the Mandatory Conversion Date. As a result of the conversion of all the 2019 Convertible Notes, the lien granted by the Company on certain of its assets to secure the 2019 Convertible Notes was released.

Embedded Derivatives

The 2019 Convertible Notes were considered more akin to a debt-type instrument and the economic characteristics and risks of the embedded conversion features and term extension at the Company's option were not considered clearly and closely related to the 2019 Convertible Notes. Accordingly, these embedded features were bifurcated from the 2019 Convertible Notes and separately accounted for on a combined basis at fair value as a single derivative liability. Kodak allocated $14 million of the net proceeds received to a derivative liability based on the aggregate fair value of the embedded features and term extension on the date of issuance which reduced the net carrying value of the 2019 Convertible Notes. The derivative was being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations.

The carrying value of the 2019 Convertible Notes at the time of issuance, $84 million ($100 million aggregate gross proceeds less $14 million allocated to the derivative liability and $2 million in transaction costs), was being accreted to the face amount using the effective interest method from the date of issuance through the maturity date.

Loss on Early Extinguishment

The calculation of the loss on early extinguishment of debt for the 2019 Convertible Notes when converted in 2020 is shown below:

(in millions)	
Fair value of Initial Conversion Shares	$ 506
Fair value of Mandatory Conversion Shares	13
Carrying value of 2019 Convertible Notes	(92)
Fair value of pro-rata share of embedded derivatives at Initial Conversion Date	(416)
Fair value of pro-rata share of embedded derivatives at Mandatory Conversion Date	(9)
Total	$ 2

NOTE 10: REDEEMABLE, CONVERTIBLE PREFERRED STOCK

Redeemable convertible preferred stock was as follows:

(in millions)	December 31, 2022		December 31, 2021	
Series B preferred stock	$	95	$	94
Series C preferred stock		108		102
Total	$	203	$	196

Series A Preferred Stock

On November 15, 2016, the Company issued 2,000,000 shares of 5.50% Series A Preferred Stock, no par value per share, for an aggregate purchase price of $200 million, or $100 per share pursuant to a Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") with Southeastern Asset Management, Inc. ("Southeastern") and Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, which are investment funds managed by Southeastern (such investment funds, collectively, the "Series A Purchasers"), dated November 7, 2016. The Company received net proceeds of $198 million after issuance costs.

The Company classified the Series A Preferred Stock as temporary equity in the Consolidated Statement of Financial Position.

Redemption Features

If any shares of Series A Preferred Stock had not been converted prior to the fifth anniversary of the initial issuance of the Series A Preferred Stock, the Company would have been required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends. As the Company concluded that the Series A Preferred Stock was considered more akin to a debt-type instrument, the redemption feature was considered to be clearly and closely related to the host contract and therefore was not required to be separated from the Series A Preferred Stock.

Repurchase and Exchange Agreement

On February 26, 2021 the Company entered into a Series A Preferred Stock Repurchase and Exchange Agreement (the "Repurchase and Exchange Agreement") with Southeastern and the Purchasers. The Company repurchased one million shares of the Series A Preferred Stock under the terms of the Repurchase and Exchange Agreement for $100,641,667, representing the liquidation value of the Series A Preferred Stock plus accrued and unpaid dividends. In addition, the Company and the Purchasers agreed to exchange the remaining one million shares of Series A Preferred Stock held by the Purchasers for shares of the Company's newly created 4.0% Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock") on a one-for-one basis plus accrued and unpaid dividends of $641,667. The exchange of shares of Series A Preferred Stock for shares of Series B Preferred Stock was a noncash financing activity.

Embedded Conversion Features

Each share of Series A Preferred Stock was convertible, at the option of each holder at any time, into shares of Common Stock at the initial conversion rate of 5.7471 (equivalent to an initial conversion price of $17.40 per share of Common Stock). If a holder elected to convert any shares of Series A Preferred Stock during a specified period in connection with a fundamental change (as defined in the Certificate of Designations), the conversion rate would have been adjusted under certain circumstances and such holder would also have been entitled to a payment in respect of accumulated dividends. If a holder elected to convert any shares of Series A Preferred Stock during a specified period following a reorganization event (as defined in the Certificate of Designations), such holder could have elected to have the conversion rate adjusted. In addition, the Company had the right to require holders to convert any shares of Series A Preferred Stock in connection with certain reorganization events, in which case the conversion rate would have been adjusted under certain circumstances. If shares of Series A Preferred Stock were not converted in connection with a reorganization event, such shares would have become convertible into the exchanged property from the reorganization event.

The Company had the right to convert Series A Preferred Stock into Common Stock at any time after the second anniversary of the initial issuance if the closing price of the Common Stock equaled or exceeded 125 percent of the then-effective conversion price for 45 trading days within a period of 60 consecutive trading days, with the last trading day of such 60 day period ending on the trading day immediately preceding the business day on which the Company issues a press release announcing the mandatory conversion.

Kodak allocated $43 million of the net proceeds from the issuance of the Series A Stock to a derivative liability based on the aggregate fair value of the embedded conversion features on the date of issuance, which reduced the net carrying value of the Series A Preferred Stock. The carrying value of the Series A Preferred Stock at the time of issuance, $155 million ($200 million aggregate gross proceeds less $43 million allocated to the derivative liability and $2 million in transaction costs), was being accreted to the mandatory redemption amount using the effective interest method to Additional paid in capital in the Consolidated Statement of Financial Position as a deemed dividend from the date of issuance through the mandatory redemption date, November 15, 2021.

Extinguishment of Series A Preferred Stock
The carrying value, including the fair value of the embedded derivative liability, of the Series A Preferred Stock prior to extinguishment approximated $203 million. Upon repurchase and exchange of the Series A Preferred Stock, Kodak recorded $8 million as a deemed dividend to Additional paid in capital in the Consolidated Statement of Financial Position, representing the difference between the fair value of consideration transferred and the carrying value of the Series A Preferred Stock.

Dividend and Other Rights
The holders of Series A Preferred Stock were entitled to cumulative dividends payable quarterly in cash at a rate of 5.50% per annum. Until the third quarter of 2018 all dividends owed on the Series A Preferred Stock were declared and paid when due. No quarterly dividend was declared in the third or fourth quarters of 2018 or the first and second quarters of 2019. After the second quarter of 2019, quarterly cash dividends were declared each quarter and were paid when due. In July 2020, the Company declared and paid the four quarterly dividends that were in arrears. The total amount of dividends in arrears was $11 million.

Series B Preferred Stock
The fair value of the Series B Preferred Stock at the time of issuance approximated $95 million. The Company has classified the Series B Preferred Stock as temporary equity in the Consolidated Statement of Financial Position.

Dividend and Other Rights
On February 25, 2021, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the "Series B Certificate of Designations") which established the designation, number of shares, rights, preferences and limitations of the Series B Preferred Stock which became effective upon filing. The Series B Preferred Stock ranks senior to the Common Stock and pari passu with the Series C Preferred Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series B Preferred Stock has a liquidation preference of $100 per share, and the holders of Series B Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 4.0% per annum. If dividends on any Series B Preferred Stock are in arrears for six or more consecutive or non-consecutive dividend periods, the holders of the Series B Preferred Stock will be entitled to nominate one director at the next annual shareholder meeting and all subsequent shareholder meetings until all accumulated dividends on such Series B Preferred Stock have been paid or set aside. Dividends owed on the Series B Preferred Stock have been declared and paid when due. Holders of Series B Preferred Stock will have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

Conversion Features
Each share of Series B Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at the initial conversion rate of 9.5238 shares of Common Stock for each share of Series B Preferred Stock (equivalent to an initial conversion price of $10.50 per share of Common Stock). The initial conversion rate and the corresponding conversion price are subject to certain customary anti-dilution adjustments. If a holder elects to convert any shares of Series B Preferred Stock during a specified period in connection with a fundamental change (as defined in the Series B Certificate of Designations), such holder can elect to have the conversion rate adjusted and can elect to receive a cash payment in lieu of shares for a portion of the shares. Such holder will also be entitled to a payment in respect of accumulated dividends. In addition, the Company will have the right to require holders to convert any shares of Series B Preferred Stock in connection with certain reorganization events in which case the conversion rate will be adjusted, subject to certain limitations.

The Company has the right to cause the mandatory conversion of the Series B Preferred Stock into shares of Common Stock if the closing price of the Common Stock has equaled or exceeded $14.50 (subject to adjustment in the same manner as the conversion price) for 45 trading days within a period of 60 consecutive trading days.

Embedded Conversion Features
The Company concluded that the Series B Preferred Stock was more akin to a debt-type instrument and that the economic characteristics and risks of the conversion option upon a fundamental change by the holder was not considered clearly and closely related to the Series B Preferred Stock. Accordingly, this embedded conversion feature was bifurcated from the Series B Preferred Stock and is being separately accounted for as a derivative. The Company allocated $1 million to the derivative liability based on the aggregate fair value of the embedded conversion feature on the date of issuance which reduced the original carrying value of the Series B Preferred Stock.

The derivative is being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations. The fair value of the Series B Preferred Stock embedded derivative as of both December 31, 2022 and 2021 was a liability of $1 million and is included in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. Refer to Note 14, "Financial Instruments" for information on the valuation of the derivative.

The carrying value of the Series B Preferred Stock at the time of issuance, $93 million ($95 million fair value of Series B Preferred Stock on February 26, 2021 less $1 million allocated to the derivative liability and $1 million of transaction costs) is being accreted to the mandatory redemption amount using the effective interest method to Additional paid in capital in the Consolidated Statement of Financial Position as a deemed dividend from the date of issuance through the mandatory redemption date, May 28, 2026.

Redemption Features
If any shares of Series B Preferred Stock have not been converted prior to May 28, 2026 (the "Redemption Date"), the Company is required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends. As the Company concluded that the Series B Preferred Stock is considered more akin to a debt-type instrument, the redemption feature is considered to be clearly and closely related to the host contract and therefore was not required to be separated from the Series B Preferred Stock.

Series B Registration Rights Agreement
On November 15, 2016, the Company and the Series A Purchasers entered into a Registration Rights Agreement (the "Series A Registration Rights Agreement") which provided the Series A Purchasers with customary registration rights in respect of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The Series A Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations. The Repurchase and Exchange Agreement extended the registration rights provided under the Series A Registration Rights Agreement to shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

Series C Preferred Stock

Purchase Agreement
On February 26, 2021, the Company and GO EK Ventures IV, LLC (the "Investor") entered into a Series C Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, an aggregate of 1,000,000 shares of the Company's newly created 5.0% Series C Convertible Preferred Stock, no par value per share (the "Series C Preferred Stock"), for a purchase price of $100 per share, representing $100 million of gross proceeds to the Company. The initial issuance and sale of 750,000 shares ($75 million gross proceeds) closed on February 26, 2021. The final issuance and sale of the remaining 250,000 shares ($25 million gross proceeds) closed on March 30, 2021 after expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The Investor is a fund managed by Grand Oaks Capital. The Company used the proceeds from the sale of the Series C Preferred Stock for general corporate purposes including the funding of growth initiatives. The Company has classified the Series C Preferred Stock as temporary equity in the Consolidated Statement of Financial Position.

Dividend and Other Rights

On February 25, 2021, the Company filed with the Department of Treasury of the State of New Jersey a Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the "Series C Certificate of Designations") which established the designation, number of shares, rights, preferences and limitations of the Series C Preferred Stock and became effective upon filing. The Series C Preferred Stock ranks senior to the Common Stock and pari passu with the Series B Preferred Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series C Preferred Stock has an initial liquidation preference of $100 per share, and holders of Series C Preferred Stock are entitled to cumulative dividends payable quarterly "in-kind" in the form of additional shares of Series C Preferred Stock at a rate of 5.0% per annum. If dividends on the Series C Preferred Stock are not declared and paid for any given fiscal quarter, the liquidation preference is automatically increased by the amount of such unpaid dividends. Holders of the Series C Preferred Stock are also entitled to participate in any dividends paid on the Common Stock (other than stock dividends) on an as-converted basis, with such dividends on any shares of the Series C Preferred Stock being payable upon conversion of such shares of Series C Preferred Stock to Common Stock. Dividends owed on the Series C Preferred Stock have been declared and additional Series C shares issued when due.

Holders of Series C Preferred Stock are entitled to vote together with the holders of the Common Stock as a single class, in each case, on an as-converted basis, except where a separate class vote is required by law. Holders of Series C Preferred Stock have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

Pursuant to the Purchase Agreement, the Investor has the right to nominate one director at each annual or special meeting of the Company's shareholders until the earlier of the third anniversary of the execution of the Purchase Agreement and such time as the Investor and its Affiliates (as defined in the Purchase Agreement) do not hold at least a majority of the Series C Preferred Stock purchased under the Purchase Agreement. The Investor's nominee pursuant to this right was elected to serve one-year terms at the annual meetings on May 19, 2021 and May 18, 2022.

Conversion Features

Each share of Series C Preferred Stock is convertible, at the option of each holder at any time, into shares of Common Stock at the initial conversion price of $10 per share of Common Stock. The initial conversion price and the corresponding conversion rate are subject to certain customary anti-dilution adjustments and to proportional increase in the event the liquidation preference of the Series C Preferred Stock is automatically increased as described above. If a holder elects to convert any shares of Series C Preferred Stock during a specified period in connection with a fundamental change (as defined in the Series C Certificate of Designations), such holder can elect to have the conversion rate adjusted and can elect to receive a cash payment in lieu of shares for a portion of the shares of Common Stock. Such holder will also be entitled to a payment in respect of accumulated dividends and a payment based on the present value of all required remaining dividend payments through May 28, 2026, the mandatory redemption date. Such additional payments will be payable at the Company's option in cash or in additional shares of Common Stock. In addition, the Company will have the right to require holders to convert any shares of Series C Preferred Stock in connection with certain reorganization events in which case the conversion rate will be adjusted, subject to certain limitations.

The Company has the right to cause the mandatory conversion of the Series C Preferred Stock into shares of Common Stock (i) at any time after February 26, 2023 if the closing price of the Common Stock has equaled or exceeded 200% of the then-effective conversion price for 45 trading days within a period of 60 consecutive trading days, or (ii) at any time after February 26, 2024 if the closing price of the Common Stock has equaled or exceeded 150% of the then-effective conversion price for 45 trading days within a period of 60 consecutive trading days.

Embedded Conversion Features

The Company concluded that the Series C Preferred Stock is more akin to a debt-type instrument and that the economic characteristics and risks of the conversion option upon a fundamental change by the holder is not considered clearly and closely related to the Series C Preferred Stock. Accordingly, this embedded conversion feature was bifurcated from the Series C Preferred Stock and separately accounted for as a derivative. The Company allocated $2 million of the net proceeds received to the derivative liability based on the aggregate fair value of the embedded conversion features on the dates of issuance which reduced the original carrying value of the Series C Preferred Stock. The derivative is being accounted for at fair value with subsequent changes in the fair value being reported as part of Other charges (income), net in the Consolidated Statement of Operations. The fair value of the Series C Preferred Stock derivative as of December 31, 2022 and 2021 was a liability of $1 million and $2 million, respectively, and is included in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. Refer to Note 14, "Financial Instruments" for information on the valuation of the derivative.

The carrying value of the Series C Preferred Stock at the time of issuance, $97 million ($100 million aggregate gross proceeds less $2 million allocated to the derivative liability and $1 million in transaction costs) is being accreted to the mandatory redemption amount using the effective interest method to Additional paid in capital in the Consolidated Statement of Financial Position as a deemed dividend from the date of issuance through the mandatory redemption date.

Redemption Features

If any shares of Series C Preferred Stock have not been converted prior to the Redemption Date, the Company is required to redeem such shares at $100 per share plus the amount of accrued and unpaid dividends thereon; provided that the holders of the Series C Preferred Stock have the right to extend such redemption date by up to two years. As the Company concluded that the Series C Preferred Stock is more akin to a debt-type instrument, the redemption feature is considered to be clearly and closely related to the host contract and therefore was not required to be separated from the Series C Preferred Stock.

Series C Registration Rights Agreement

On February 26, 2021, the Company and the Investor entered into a Registration Rights Agreement (the "Series C Registration Rights Agreement") which provides the Investor with customary registration rights in respect of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock. The Series C Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations.

NOTE 11: LEASES

Kodak as lessee
The table below presents the lease-related assets and liabilities on the balance sheet:

(in millions)	Classification in the Consolidated Statement of Financial Position	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Operating lease right-of-use assets	$ 39	$ 47
Finance lease assets	Property, plant and equipment, net	1	1
Total lease assets		$ 40	$ 48
Liabilities			
Current			
Operating	Current portion of operating leases	$ 15	$ 13
Noncurrent			
Operating	Operating leases, net of current portion	31	45
Finance	Long-term debt, net of current portion	1	1
Total lease liabilities		$ 47	$ 59
Weighted-average remaining lease term (in years)			
Operating			5
Finance			3
Weighted-average discount rate			
Operating			12.17%
Finance			5.18%

Lease Costs
The table below presents certain information related to the lease expense for finance and operating leases. Lease expense is presented gross of sublease income. See "Kodak as Lessor" section below for income from subleases.

(in millions)	Year Ended December 31, 2022	2021	2020
Finance lease expense			
Amortization of leased assets	$ 1	$ 1	$ 1
Interest on lease liabilities	—	—	—
Operating lease expense	17	19	21
Variable lease expense (1)	7	9	9
Total lease expense	$ 25	$ 29	$ 31

(1) Variable lease expense is related to real estate leases and primarily includes taxes, insurance and operating costs.

Other Information

The table below presents supplemental cash flow information related to leases.

(in millions)	Year Ended December 31,					
		2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows for operating leases	$	19	$	21	$	22
Operating cash flow for finance leases		—		—		—
Financing cash flow for finance leases		1		1		1
	$	20	$	22	$	23

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for the next five years and thereafter to the finance lease liabilities and operating lease liabilities recorded on the balance sheet.

Undiscounted future cash flows:

(in millions)	Operating Leases		Finance Leases
2023	$	20	$ —
2024		12	1
2025		7	—
2026		6	—
2027		5	—
Thereafter		18	—
Total minimum lease payments		68	1
Less: amount of lease payments representing interest		(22)	—
Present value of future minimum lease payments		46	1
Less: current obligations under leases		15	—
Long-term lease obligations	$	31	$ 1

At December 31, 2022 leases that had not yet commenced were not significant.

Kodak as Lessor

Kodak's net investment in sales-type leases as of December 31, 2022 and 2021 was $4 million and $6 million, respectively. The current portion of the net investment in sales-type leases is included in Other current assets in the Consolidated Statement of Financial Position. The portion of the net investment in sales-type leases due after one year is included in Other long-term assets.

The table below reconciles the undiscounted cash flows to be received for the next five years and thereafter to the net investment in sales-type leases recorded in the Consolidated Statement of Financial Position:

(in millions)		
2023	$	2
2024		1
2025		1
2026 and thereafter		1
Total minimum lease payments		5
Less: unearned interest		(1)
Net investment in sales-type leases	$	4

Undiscounted cash flows to be received for the next five years and thereafter for operating leases and subleases are:

(in millions)		
2022	$	8
2023		6
2024		2
2025		2
2026		1
Thereafter		5
Total minimum lease payments	$	24

Income recognized on lease arrangements for the years ended December 31, 2022, 2021 and 2020 is presented below:

		Year Ended December 31,				
(in millions)		**2022**		**2021**		**2020**
Lease income - sales-type leases	$	1	$	3	$	1
Lease income - operating leases		8		8		8
Sublease income		—		—		2
Variable lease income (1)		5		5		5
Total lease income	$	14	$	16	$	16

(1) Variable lease income primarily represents operating costs under real estate leases and incremental variable income based on usage under equipment leases.

Equipment subject to operating leases and the related accumulated depreciation were as follows:

		As of December 31,		
(in millions)		**2022**		**2021**
Equipment subject to operating leases	$	19	$	21
Accumulated depreciation		(16)		(18)
Equipment subject to operating leases, net	$	3	$	3

Equipment subject to operating leases, net is included in Property, plant and equipment, net in the Consolidated Statement of Financial Position.

NOTE 12: COMMITMENTS AND CONTINGENCIES

Asset Retirement Obligations
Kodak's asset retirement obligations primarily relate to asbestos contained in buildings that Kodak owns. In many of the countries in which Kodak operates, environmental regulations exist that require Kodak to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, Kodak is not required to remove the asbestos from its buildings. Kodak records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. Kodak does not have a liability recorded related to every building that contains asbestos because Kodak cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity (in millions):

	For the Year Ended December 31,	
	2022	2021
Asset Retirement Obligations at start of period	$ 42	$ 41
Liabilities incurred in the current period	1	—
Liabilities settled in the current period	(2)	—
Revision in estimated cash flows	2	1
Asset Retirement Obligations at end of period	$ 43	$ 42

Other Commitments and Contingencies

As of December 31, 2022 the Company had outstanding letters of credit of $58 million and $43 million issued under the Amended ABL Credit Agreement and the L/C Facility Agreement, respectively, as well as bank guarantees and letters of credit of $1 million, surety bonds in the amount of $29 million, and restricted cash of $69 million, primarily related to cash collateral for the outstanding letters of credit under the L/C Facility Agreement, to ensure the payment of possible casualty and workers compensation claims, environmental liabilities, legal contingencies, rental payments, and to support various customs, hedging, tax and trade activities. The restricted cash is recorded in Current assets and Restricted cash in the Consolidated Statement of Financial Position.

Kodak's Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes in various stages of litigation, as well as civil litigation and disputes associated with former employees and contract labor. The tax matters, which comprise the majority of the litigation matters, are primarily related to federal and state value-added taxes and income taxes. Kodak's Brazilian operations are disputing these matters and intend to vigorously defend their position. Kodak routinely assesses these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable. As of December 31, 2022, Kodak's Brazilian Operations maintained accruals of approximately $2 million for claims aggregating approximately $114 million inclusive of interest and penalties where appropriate. The unreserved portion of the indirect taxes, civil litigation and disputes involving former employees and contract labor claims, inclusive of any related interest and penalties, for which there was at least a reasonable possibility that a loss may be incurred, amounted to approximately $6 million.

In connection with assessments in Brazil, local regulations require Kodak to post security for a portion of the amounts in dispute. As of December 31, 2022, Kodak has posted security composed of $6 million of pledged cash reported within Restricted cash in the Consolidated Statement of Financial Position and liens on certain Brazilian assets with a net book value of approximately $41 million. Generally, any encumbrances on the Brazilian assets would be removed to the extent the matter is resolved in Kodak's favor.

On August 13, 2020 Tiandong Tang commenced a class action lawsuit against the Company, its Executive Chairman and Chief Executive Officer and its Chief Financial Officer in Federal District Court in the District of New Jersey, and on August 26, 2020 Jimmie A. McAdams and Judy P. McAdams commenced a class action lawsuit against the Company and its Executive Chairman and Chief Executive Officer in Federal District Court in the Southern District of New York (collectively, the "Securities Class Actions"). The Securities Class Actions seek damages and other relief based on alleged violations of federal securities laws in the context of the U.S. International Development Finance Corporation (the "DFC") announcement (the "DFC Announcement") of the signing of a non-binding letter of interest to provide a subsidiary of the Company with a potential $765 million loan (the "DFC Loan") to support the launch of Kodak Pharmaceuticals, an initiative that would manufacture pharmaceutical ingredients for essential generic drugs (the "DFC Pharmaceutical Project") on July 28, 2020. The Securities Class Actions were transferred to the Federal District Court for the Western District of New York and were consolidated into a single proceeding (the "Consolidated Securities Class Action") on June 22, 2021. Les Investissements Kiz Inc. and UAT Trading Service, Inc. were appointed by the court to serve as lead plaintiff for the Consolidated Securities Class Action on August 2, 2021, and the lead plaintiff filed an amended consolidated complaint on October 1, 2021 which added Kodak's General Counsel and current and former members of its Board of Directors as additional defendants. The Company and individual defendants filed a joint motion to dismiss the Consolidated Securities Class Action on December 14, 2021. The lead plaintiff filed an opposition to the motion to dismiss on February 28, 2022, and the Company and the individual defendants filed responses to the plaintiff's opposition on April 6, 2022. A hearing with respect to the motion to dismiss was held on August 3, 2022, and the lawsuit was dismissed with prejudice on September 28, 2022. The plaintiffs filed a notice of appeal of the dismissal on October 27, 2022 but withdrew the appeal on January 25, 2023 as a result of which the lawsuit is concluded.

The Company has also received five requests under New Jersey law demanding, among other things, that the Company take certain actions in response to alleged breaches of fiduciary duty relating to option grants and securities transactions in the context of the DFC Announcement and alleged proxy statement disclosure deficiencies (each a "Derivative Demand", and collectively the "Derivative Demands"). On May 19, 2021 Louis Peters, one of the persons making a Derivative Demand ("Peters"), commenced a derivative lawsuit on behalf of the Company against certain officers and current and former directors of the Company and the Company as a nominal defendant in the Supreme Court of the State of New York in Monroe County seeking damages and equitable relief based on alleged breaches of fiduciary duty and unjust enrichment resulting from stock trades, option grants and a charitable contribution in the context of the DFC Announcement of the potential DFC Loan and DFC Pharmaceutical Project (the "State Derivative Lawsuit"). The plaintiff filed an amended complaint in the State Derivative Lawsuit on August 23, 2021, and the Company and individual defendants filed motions to dismiss (or alternatively, in the case of the Company, a motion for summary judgment) in the State Derivative Lawsuit on October 22, 2021. On March 17, 2022, the Court issued an order staying the State Derivative Lawsuit pending the resolution of the Federal Derivative Lawsuit described below.

On September 2, 2021 Herbert Silverberg, another person making a Derivative Demand ("Silverberg"), commenced a derivative lawsuit on behalf of the Company against one current and one former director of the Company and the Company as a nominal defendant in the Federal District Court for the Western District of New York seeking damages and equitable relief on a basis overlapping with the State Derivative Lawsuit and alleged proxy statement misrepresentations and omissions. On October 4, 2021 Peters commenced a derivative lawsuit on behalf of the Company against the same parties named in the State Derivative Lawsuit in the Federal District Court for the Western District of New York seeking damages and equitable relief on a basis overlapping with the State Derivative Lawsuit and alleged violations of Section 10(b) of the Exchange Act. The Federal derivative lawsuits filed by Silverberg and Peters were consolidated into a single proceeding (the "Federal Derivative Lawsuit") on January 18, 2022, and Peters was appointed as lead plaintiff in the Federal Derivative Lawsuit. An amended consolidated complaint combining the allegations contained in the Federal derivative lawsuits filed by Silverberg and Peters was filed in the Federal Derivative Lawsuit on February 16, 2022, and the Company and individual defendants served motions to dismiss or, in the alternative in the case of the Company, for summary judgment on April 15, 2022. Threshold discovery in the case has been completed, and the Company and individual defendants formally filed their motions to dismiss on September 30, 2022. The plaintiffs filed an opposition to the motions to dismiss/for summary judgment on November 14, 2022, and the Company and the individual defendants filed responses to the plaintiffs' opposition on December 27, 2022 and December 23, 2022, respectively.

Additional shareholder derivative lawsuits may be brought based on the other Derivative Demands (any such lawsuits, collectively with the State Derivative Lawsuit, the Federal Derivative Lawsuit and the Fiduciary Class Action, the "Fiduciary Matters"). The Company, acting through a Special Committee of Independent Directors, previously determined that there was no merit to the claims alleged by the Derivative Demands made through the time of its determination (except with respect to the charitable contribution, which was not fully considered by the Special Committee). See the Company's Current Report on Form 8-K filed with the SEC on September 16, 2020. The Company, acting through a separate Special Litigation Committee of Independent Directors, concurred with the first Special Committee's findings and further concluded it is not in the Company's interest to bring or allow any other shareholder to assert any of the claims alleged by the State Derivative Lawsuit or Federal Derivative Lawsuit (with the exception of the Peters claim purportedly arising under Section 10(b) of the Exchange Act, which was not addressed as no demand was made with respect to such claim). The second Special Litigation Committee will carefully review any other additional complaints constituting Fiduciary Matters which may be filed.

The DFC Announcement has also prompted investigations by several congressional committees, the SEC and the New York Attorney General's office. The Company has cooperated in those investigations.

As previously reported, the Attorney General of the State of New York (the "NYAG") has threatened to file a lawsuit against the Company and its Chief Executive Officer alleging violations of New York State's Martin Act (the "Threatened Claim"). In connection with the Threatened Claim, on June 15, 2021 the Supreme Court of the State of New York in New York County issued an order providing for additional document production by the Company to the NYAG and the taking by the NYAG of investigative testimony of the Company's Chief Executive Officer and General Counsel. The Company has completed its document production and its officers provided the testimony as contemplated by such order on October 8, 2021 and October 1, 2021, respectively. The Company had discussions with the NYAG regarding a potential resolution of the Threatened Claim in the spring of 2022, but those discussions did not result in a resolution. If the Threatened Claim is ultimately brought by the NYAG, the Company intends to vigorously defend itself against the Threatened Claim.

In addition, Kodak is involved in various lawsuits, claims, investigations, remediations and proceedings, including, from time to time, commercial, customs, employment, environmental, tort and health and safety matters, which are being handled and defended in the ordinary course of business. Kodak is also subject, from time to time, to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of Kodak's products. These matters are in various stages of investigation and litigation and are being vigorously defended. Based on information currently available, Kodak does not believe that it is probable that the outcomes in these various matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations. Litigation is inherently unpredictable, and judgments could be rendered or settlements entered that could adversely affect Kodak's operating results or cash flows in a particular period. Kodak routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

NOTE 13: GUARANTEES

In accordance with the terms of a settlement agreement concerning certain of the Company's historical environmental liabilities at EBP, in the event the historical liabilities exceed $99 million, the Company will become liable for 50% of the portion above $99 million with no limitation to the maximum potential future payments. There is no liability recorded related to this guarantee.

Indemnifications

Kodak may, in certain instances, indemnify third parties when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Additionally, Kodak indemnifies officers and directors who are, or were, serving at Kodak's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to Kodak's financial position, results of operations or cash flows. Further, the fair value of any right to indemnification granted during the year ended December 31, 2022 was not material to Kodak's financial position, results of operations or cash flows.

Extended Warranty Arrangements

Kodak offers its customers extended warranty arrangements that are generally one year, but may range from three months to six years after the original warranty period. Kodak provides repair services and routine maintenance under these arrangements. Kodak has not separated the extended warranty costs from the routine maintenance service costs, as it is not practicable to do so. Therefore, these costs have been aggregated in the discussion that follows. The change in Kodak's deferred revenue balance in relation to these extended warranty and maintenance arrangements, which is reflected in Other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)		
Deferred revenue on extended warranties as of December 31, 2020	$	19
New extended warranty and maintenance arrangements		90
Recognition of extended warranty and maintenance arrangement revenue		(90)
Deferred revenue on extended warranties as of December 31, 2021		19
New extended warranty and maintenance arrangements		89
Recognition of extended warranty and maintenance arrangement revenue		(89)
Deferred revenue on extended warranties as of December 31, 2022	$	19

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2022, 2021 and 2020 amounted to $78 million, $82 million and $88 million, respectively.

NOTE 14: FINANCIAL INSTRUMENTS

Kodak, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates and interest rates, which may adversely affect its results of operations and financial position. Kodak manages such exposures, in part, with derivative financial instruments. Foreign currency forward contracts are used to mitigate currency risk related to foreign currency denominated assets and liabilities, as well as forecasted foreign currency denominated intercompany assets.

Kodak's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Kodak does not utilize financial instruments for trading or other speculative purposes.

Kodak's foreign currency forward contracts are not designated as hedges and are marked to market through net earnings (loss) at the same time that the exposed assets and liabilities are re-measured through net earnings (loss) (both in Other charges (income), net in the Consolidated Statement of Operations). The notional amount of such contracts open at December 31, 2022 and 2021 was approximately $308 million and $322 million, respectively. The majority of the contracts of this type held by Kodak at December 31, 2022 and 2021 were denominated in euros, Chinese renminbi and Japanese yen. The net effect of foreign currency forward contracts in the results of operations is shown in the following table:

	Year Ended December 31,		
(in millions)	2022	2021	2020
Net loss (gain) from derivatives not designated as hedging instruments	$ 16	$ (1)	$ (11)

Kodak had no derivatives designated as hedging instruments for the years ended December 31, 2022 and 2021. Kodak's derivative counterparties are high-quality investment or commercial banks with significant experience with such instruments. Kodak manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. Kodak has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2022 was not significant to Kodak.

In the event of a default under the Company's Credit Agreements, or a default under any derivative contract or similar obligation of Kodak, subject to certain minimum thresholds, the derivative counterparties would have the right, although not the obligation, to require immediate settlement of some or all open derivative contracts at their then-current fair value, but with liability positions netted against asset positions with the same counterparty.

As discussed in Note 9, "Debt and Finance Leases", the Company concluded that the 2021 Convertible Notes are more akin to a debt-type instrument and that the economic characteristics and risks of the embedded conversion features are not considered clearly and closely related to the 2021 Convertible Notes. The embedded conversion features not considered clearly and closely related are the conversion at the option of the holder ("Optional Conversion"), the mandatory conversion by Kodak ("Mandatory Conversion") and the conversion in the event of a fundamental transaction by the holder at the then applicable conversion rate ("Fundamental Change Conversion"). Accordingly, these embedded conversion features were bifurcated from the 2021 Convertible Notes and separately accounted for on a combined basis as a single derivative asset or liability. The derivative was in a liability position at December 31, 2022 and 2021 and was reported in Other long-term liabilities in the Consolidated Statement of Financial Position. The derivative is being accounted for at fair value with changes in fair value included in Other charges (income), net in the Consolidated Statement of Operations.

As discussed in Note 10, "Redeemable, Convertible, Preferred Stock", the Company concluded that the Series B Preferred Stock and the Series C Preferred Stock are more akin to a debt-type instrument and that the economic characteristics and risks of the conversion in the event of a fundamental change ("Fundamental Change Conversion") is not considered clearly and closely related to the Series B and Series C Preferred Stock. Accordingly, this embedded conversion feature was bifurcated from both the Series B and Series C Preferred Stock and are separately accounted for as a derivative asset or liability. Both derivatives were in a liability position at December 31, 2022 and 2021 and were reported in Other long-term liabilities in the Consolidated Statement of Financial Position. The derivatives are being accounted for at fair value with changes in fair value included in Other charges (income), net in the Consolidated Statement of Operations.

The Company concluded that the Series A Preferred Stock was more akin to a debt-type instrument and that the economic characteristics and risks of the embedded conversion features, except where the conversion price was increased to the liquidation preference, were not considered clearly and closely related to the Series A Preferred Stock.

The embedded conversion features not considered clearly and closely related were the conversion at the option of the holder, the ability of Kodak to automatically convert the stock after the second anniversary of issuance and the conversion in the event of a fundamental change or reorganization ("Fundamental Change or Reorganization Conversion"). Accordingly, these embedded conversion features were bifurcated from the Series A Preferred Stock and separately accounted for on a combined basis as a single derivative asset or liability. The embedded conversion features were revalued as of February 26, 2021 when the Company repurchased one million shares of Series A Preferred Stock and exchanged the remaining one million shares of Series A Preferred Stock for Series B Preferred Stock. The revaluation as of February 26, 2021 resulted in the recognition of $2 million of net expense which was included in Other charges (income), net in the Consolidated Statement of Operations. With the repurchase and exchange of the shares of the Series A Preferred Stock the embedded conversion features derivative liability expired.

As discussed in Note 9, "Debt and Finance Leases", the Company concluded that the 2019 Convertible Notes were more akin to a debt-type instrument and that the economic characteristics and risks of the embedded conversion features and term extension option were not considered clearly and closely related to the 2019 Convertible Notes. The embedded conversion features not considered clearly and closely related are the conversion at the option of the holder ("Optional Conversion") and the conversion in the event of a fundamental change or reorganization ("Fundamental Change or Reorganization Conversion"). Accordingly, these embedded conversion features and the term extension option were bifurcated from the 2019 Convertible Notes and separately accounted for on a combined basis as a single derivative asset or liability. The embedded conversion features and term extension option were revalued as of August 3, 2020, when the Initial Conversion Shares were issued, resulting in the recognition of $407 million of expense for a pro-rata portion of the embedded conversion features and term extension option. The remaining embedded conversion features and term extension option were revalued again as of the Mandatory Conversion date, resulting in the recognition of $9 million of net expense. With the conversion of the 2019 Convertible Notes in the third quarter of 2020, the embedded conversion features and term extension option expired. The derivative was being accounted for at fair value with changes in fair value reported in Other charges (income), net in the Consolidated Statement of Operations.

The net effect of the Preferred Stock and Convertible Notes embedded derivatives in the results of operations is shown in the following table:

	Year Ended December 31,		
(in millions)	2022	2021	2020
Net (gain) loss from Preferred Stock and Convertible Notes embedded derivatives	$ (3)	$ (7)	$ 382

Fair Value
Fair values of Kodak's foreign currency forward contracts are determined using observable inputs (Level 2 fair value measurements) and are based on the present value of expected future cash flows (an income approach valuation technique) considering the risks involved and using discount rates appropriate for the duration of the contracts. The gross fair value of foreign currency forward contracts in an asset position are reported in Other current assets in the Consolidated Statement of Financial Position and the gross fair value of foreign currency contracts in a liability position are reported in Other current liabilities. The gross fair value of foreign currency forward contracts in an asset position as of December 31, 2022 and 2021 was $1 million and $0 million, respectively. The gross fair value of the foreign currency forward contracts in a liability position as of December 31, 2022 and 2021 was $1 million and $0 million, respectively.

The fair value of the embedded conversion features derivatives was calculated using unobservable inputs (Level 3 fair measurements). The value of the embedded derivatives associated with the 2021 Convertible Notes and Series A, Series B and Series C Preferred Stock was calculated using a binomial lattice model.

Except for the fair value determined at the time of conversion, the fair value of the embedded conversion features and term extension option for the 2019 Convertible Notes derivatives was calculated using unobservable inputs (Level 3 fair measurements). The value of the conversion features associated with the 2019 Convertible Notes was calculated using a binomial lattice model. The value of the term extension option reflected the probability weighted average value of the 2019 Convertible Notes using the original maturity date and a hypothetical extended maturity date, with all other contractual terms unchanged. The fair value of the embedded conversion features and term extension option for the 2019 Convertible Notes were revalued as of the conversion dates, August 3, 2020 and September 30, 2020. The fair value of the embedded derivative at each conversion date was calculated based on the fair value of the shares issued less the fair value of debt. The fair value of shares issued is based on the weighted average stock price at the time of day the shares were transferred for August 3, 2020, and the closing stock price as of September 30, 2020. The fair value of debt is based on pricing models based on the value of related cash flows discounted at current market interest rates.

The following tables present the key inputs in the determination of fair value for the embedded conversion features:

2021 Convertible Notes:

	Valuation Date	
	December 31, 2022	December 31, 2021
Total value of embedded derivative liability (in millions)	$ 2	$ 4
Kodak's closing stock price	$ 3.05	$ 4.68
Expected stock price volatility	50.00%	36.00%
Risk free rate	4.17%	1.17%
Implied credit spread on the 2021 Convertible Notes	26.19%	18.89%

Series B Preferred Stock:

	Valuation Date	
	December 31, 2022	December 31, 2021
Total value of embedded derivative liability (in millions)	$ 1	$ 1
Kodak's closing stock price	$ 3.05	$ 4.68
Expected stock price volatility	50.00%	36.00%
Risk free rate	4.17%	1.17%
Implied credit spread on the Series B Preferred Stock	27.19%	19.39%

Series C Preferred Stock:

	Valuation Date	
	December 31, 2022	December 31, 2021
Total value of embedded derivative liability (in millions)	$ 1	$ 2
Kodak's closing stock price	$ 3.05	$ 4.68
Expected stock price volatility	50.00%	36.00%
Risk free rate	4.17%	1.17%
Implied credit spread on the Series C Preferred Stock	29.19%	21.39%

2019 Convertible Notes:

	Valuation Date	
	September 30, 2020	August 3, 2020
Total value of embedded derivative liability immediately prior to extinguishment (in millions)	$ 9	$ 429
Total value of embedded derivative liability that expired (in millions)	$ 9	$ 416
Value of remaining embedded derivative liability (in millions)	$ —	$ 13
Kodak's closing stock price (1)	8.82	16.91
Risk free rate	0.12%	0.12%
Yield on the Series A Preferred Stock	8.93%	9.47%

(1) The closing stock price was used for the September 30, 2020 valuation. The weighted average stock price based on the time of day the shares were transferred was used for the August 3, 2020 valuation.

The Fundamental Change Conversion values at issuance were calculated as the difference between the total value of the 2021 Convertible Notes, Series B or Series C Preferred Stock, as applicable, and the sum of the net present value of the cash flows if the 2021 Convertible Notes are repaid at their maturity or the Series B and Series C Preferred Stock is redeemed on its redemption date and the values of the other embedded derivatives. The Fundamental Change Conversion value reduces the value of the embedded conversion features derivative liability. Other than events which alter the likelihood of a fundamental change, the value of the Fundamental Change Conversion reflects the value as of the issuance date, amortized for the passage of time.

The calculation of the Fundamental Change or Reorganization Conversion values for the 2019 Convertible Notes and Series A Preferred Stock was the same as the calculation described above for the Fundamental Change Conversion values for the 2021 Convertible Notes and Series B and C Preferred Stock.

The fair values of long-term borrowings were $271 million and $269 million at December 31, 2022 and 2021, respectively. Fair values of long-term borrowings (Level 2 fair value measurements) are determined by reference to quoted market prices, if available, or by pricing models based on the value of related cash flows discounted at current market interest rates.

Transfers between levels of the fair value hierarchy are recognized based on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2022.

The carrying values of cash and cash equivalents, restricted cash and the current portion of long-term borrowings approximate their fair values.

NOTE 15: REVENUE

Disaggregation of Revenue

The following tables present revenue disaggregated by major product, portfolio summary and geography.

Major product:

	Year Ended December 31, 2022					
	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Plates, inks and other consumables	$ 589	$ 63	$ 26	$ —	$ —	$ 678
Ongoing service arrangements (1)	75	130	14	—	—	219
Total Annuities	664	193	40	—	—	897
Equipment & Software	47	34	—	—	—	81
Film and chemicals	—	—	192	—	—	192
Other (2)	—	—	2	17	16	35
Total	$ 711	$ 227	$ 234	$ 17	$ 16	$ 1,205

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Plates, inks and other consumables	$ 530	$ 69	$ 24	$ —	$ —	$ 623
Ongoing service arrangements (1)	79	134	6	—	—	219
Total Annuities	609	203	30	—	—	842
Equipment & Software	50	46	—	—	—	96
Film and chemicals	—	—	180	—	—	180
Other (2)	—	—	2	15	15	32
Total	$ 659	$ 249	$ 212	$ 15	$ 15	$ 1,150

**Year Ended
December 31, 2020**

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Plates, inks and other consumables	$ 463	$ 64	$ 21	$ —	$ —	$ 548
Ongoing service arrangements (1)	80	131	3	—	—	214
Total Annuities	543	195	24	—	—	762
Equipment & Software	49	46	—	—	—	95
Film and chemicals	—	—	137	—	—	137
Other (2)	—	—	11	13	11	35
Total	$ 592	$ 241	$ 172	$ 13	$ 11	$ 1,029

(1) Service revenue in the Consolidated Statement of Operations includes the ongoing service revenue shown above as well as revenue from project-based document management and managed print services businesses, which is included in Other above.

(2) Other includes revenue from professional services, non-recurring engineering services, print and managed media services, tenant rent and related property management services and licensing.

Product Portfolio Summary:

Year Ended
December 31, 2022

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Growth engines (1)	$ 266	$ 129	$ 2	$ —	$ —	$ 397
Strategic other businesses (2)	445	55	232	17	16	765
Planned declining businesses (3)	—	43	—	—	—	43
	$ 711	$ 227	$ 234	$ 17	$ 16	$ 1,205

Year Ended
December 31, 2021

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Growth engines (1)	$ 217	$ 142	$ —	$ —	$ —	$ 359
Strategic other businesses (2)	442	58	211	15	15	741
Planned declining businesses (3)	—	49	1	—	—	50
	$ 659	$ 249	$ 212	$ 15	$ 15	$ 1,150

Year Ended
December 31, 2020

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
Growth engines (1)	$ 162	$ 135	$ 3	$ —	$ —	$ 300
Strategic other businesses (2)	430	52	159	13	11	665
Planned declining businesses (3)	—	54	10	—	—	64
	$ 592	$ 241	$ 172	$ 13	$ 11	$ 1,029

(1) Growth engines consist of Sonora in the Traditional Printing segment, PROSPER and Software in the Digital Printing segment and Advanced Materials and Functional Printing in the Advanced Materials and Chemicals segment, excluding intellectual property (IP) licensing.

(2) Strategic other businesses include plates and CTP equipment and related service in the Traditional Printing segment; brand licensing; Nexpress and related toner business in the Digital Printing segment; and Motion Picture and Industrial Film and Chemicals (including external inks) and IP licensing in the Advanced Materials and Chemicals segment.

(3) Planned declining businesses are product lines where the decision has been made to stop new product development and manage an orderly expected decline in the installed product and annuity base or are otherwise not strategic to Kodak. These product families consist of Consumer Inkjet, Kodak Services for Business ("KSB") and Kodakit in the Advanced Materials and Chemicals segment and Versamark and Digimaster in the Digital Printing segment.

Geography (1):

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
United States	$ 167	$ 109	$ 177	$ 17	$ 16	$ 486
Canada	12	8	2	—	—	22
North America	179	117	179	17	16	508
Europe, Middle East and Africa	336	74	19	—	—	429
Asia Pacific	166	33	35	—	—	234
Latin America	30	3	1	—	—	34
Total Sales	$ 711	$ 227	$ 234	$ 17	$ 16	$ 1,205

Year Ended
December 31, 2021

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
United States	$ 135	$ 109	$ 152	$ 15	$ 15	$ 426
Canada	12	8	2	—	—	22
North America	147	117	154	15	15	448
Europe, Middle East and Africa	302	85	17	—	—	404
Asia Pacific	181	43	41	—	—	265
Latin America	29	4	—	—	—	33
Total Sales	$ 659	$ 249	$ 212	$ 15	$ 15	$ 1,150

Year Ended
December 31, 2020

	Traditional Printing	Digital Printing	Advanced Materials and Chemicals	Brand	Other	Total
United States	$ 121	$ 106	$ 115	$ 13	$ 11	$ 366
Canada	14	8	1	—	—	23
North America	135	114	116	13	11	389
Europe, Middle East and Africa	257	86	12	—	—	355
Asia Pacific	171	37	43	—	—	251
Latin America	29	4	1	—	—	34
Total Sales	$ 592	$ 241	$ 172	$ 13	$ 11	$ 1,029

(1) Sales are reported in the geographic area in which they originate. No non-U.S. country generated more than 10% of net sales in the years ended December 31, 2022, 2021 and 2020.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed trade receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the Consolidated Statement of Financial Position. The contract assets are transferred to trade receivables when the rights to consideration become unconditional. The amounts recorded for contract assets are reported in Other current assets in the Consolidated Statement of Financial Position. The contract liabilities primarily relate to prepaid service contracts, upfront payments for certain equipment purchases or prepaid royalties on intellectual property arrangements. The amounts recorded for contract liabilities are reported in Other current liabilities and Other long-term liabilities in the Consolidated Statement of Financial Position. Contract assets and liabilities consisted of the following:

(in millions)	As of December 31, 2022	As of December 31, 2021
Contract assets	$ 1	$ 3
Contract liabilities - current	40	43
Contract liabilities - long-term	11	14
Total	$ 51	$ 57

Activity in deferred revenue accounts consisted of:

(in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Beginning liabilities recognized in revenue	$ 38	$ 37	$ 43
Cash payments received, net of revenue recognized	30	28	41

NOTE 16: OTHER OPERATING INCOME, NET

(in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Expense (income):			
Legal settlements	$ (1)	$ (7)	$ —
Loss (gain) related to the sales of assets (1)	—	1	(10)
Transition services agreement income	—	—	(6)
Asset impairments (2)	1	—	3
Other	(1)	—	(1)
Total	$ (1)	$ (6)	$ (14)

(1) In the first quarter of 2020, Kodak sold a property in the U.S. and recognized a gain of $9 million.

(2) In the fourth quarter of 2022 and first quarter of 2020, Kodak recorded impairment charges of $1 million and $3 million related to the Kodak trade name. Refer to Note 6, "Goodwill and Other Intangible Assets".

NOTE 17: OTHER CHARGES (INCOME), NET

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Change in fair value of embedded conversion features derivative (1)	$	(3)	$	(7)	$	382
Loss on foreign exchange transactions		4		2		5
Other		—		—		(1)
Total	$	1	$	(5)	$	386

(1) Refer to Note 14, "Financial Instruments".

NOTE 18: INCOME TAXES

The components of earnings (loss) from continuing operations before income taxes and the related provision for U.S. and other income taxes were as follows (in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
(Loss) earnings from continuing operations before income taxes:						
U.S.	$	(2)	$	(12)	$	(388)
Outside the U.S.		33		40		12
Total	$	31	$	28	$	(376)
U.S. income taxes:						
Current benefit	$	—	$	—	$	—
Deferred (benefit) provision		(3)		(1)		2
Income taxes outside the U.S.:						
Current provision (benefit)		7		4		(3)
Deferred provision		1		1		169
Total provision	$	5	$	4	$	168

The differences between income taxes computed using the U.S. federal income tax rate and the provision for income taxes for continuing operations were as follows (in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Amount computed using the statutory rate	$	7	$	6	$	(79)
Increase (reduction) in taxes resulting from:						
Unremitted foreign earnings		(2)		(1)		2
Operations outside the U.S.		4		8		3
Legislative tax law and rate changes		—		(28)		(11)
Valuation allowance		(9)		20		220
Tax settlements and adjustments, including interest		4		(1)		(43)
Embedded derivative liability		—		(1)		81
Other, net		1		1		(5)
Provision from income taxes	$	5	$	4	$	168

The significant components of deferred tax assets and liabilities were as follows (in millions):

		As of December 31,	
		2022	**2021**
Deferred tax assets			
Restructuring programs	$	2 $	1
Leasing		3	3
Foreign tax credit		358	358
Inventories		14	10
Investment tax credit		26	33
Employee deferred compensation		22	26
Depreciation		33	37
Research and development costs		42	42
Tax loss carryforwards		506	499
Other deferred revenue		2	2
Other		74	85
Total deferred tax assets before valuation allowances	$	1,082 $	1,096
Valuation allowances		(826)	(934)
Total net deferred tax assets	$	256 $	162
Deferred tax liabilities			
Pension and postretirement obligations	$	(258) $	(162)
Goodwill/intangibles		(8)	(9)
Unremitted foreign earnings		(17)	(20)
Total deferred tax liabilities		(283)	(191)
Net deferred tax liabilities	$	(27) $	(29)

Deferred tax liabilities are reported in the following component within the Consolidated Statement of Financial Position (in millions):

		As of December 31,	
		2022	**2021**
Other long-term liabilities	$	(27) $	(29)
Net deferred tax liabilities	$	(27) $	(29)

As of December 31, 2022, Kodak had available domestic and foreign NOL carry-forwards for income tax purposes of approximately $2,083 million, of which approximately $910 million have an indefinite carry-forward period. The remaining $1,173 million expire between the years 2023 and 2042. As of December 31, 2022, Kodak had unused foreign tax credits and investment tax credits of $358 million and $26 million, respectively, with various expiration dates through 2036.

Utilization of NOL carry-forwards and tax credits may be subject to limitations in the event of significant changes in stock ownership of the Company in the future. Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of NOL carryforwards, other tax carryforwards, and certain built-in losses as defined under that Section, upon an ownership change. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in Kodak's stock by more than 50 percentage points over a three-year testing period.

Kodak had deferred tax liabilities of $17 million and $20 million for potential taxes on the undistributed earnings, primarily attributed to foreign withholding taxes, as of December 31, 2022 and 2021, respectively.

Kodak's valuation allowance as of December 31, 2022 was $826 million. Of this amount, $285 million was attributable to Kodak's net deferred tax assets outside the U.S. of $275 million and $541 million related to Kodak's net deferred tax assets in the U.S. of $524 million, for which Kodak believes it is not more likely than not that the assets will be realized.

Kodak's valuation allowance as of December 31, 2021 was $934 million. Of this amount, $360 million was attributable to Kodak's net deferred tax assets outside the U.S. of $351 million, and $574 million related to Kodak's net deferred tax assets in the U.S. of $554 million, for which Kodak believes it is not more likely than not that the assets will be realized.

As of March 31, 2020, Kodak determined that it was more likely than not that deferred tax assets outside the U.S. which were not offset with valuation allowances as of March 31, 2020 would not be realized due to reductions in estimates of future profitability as a result of the COVID-19 pandemic in locations outside the U.S. Accordingly, Kodak recorded a provision of $167 million associated with the establishment of a valuation allowance on those deferred tax assets.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of Kodak's liability for income taxes associated with unrecognized tax benefits is as follows
(in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Balance as of January 1	$ 4	$ 8	$ 54
Tax positions related to the current year:			
Additions	—	—	—
Tax positions related to prior years:			
Additions	1	—	2
Reductions	(2)	(1)	(42)
Settlements with taxing jurisdictions	—	(3)	(6)
Balance as of December 31	$ 3	$ 4	$ 8

Kodak's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of provision for income taxes. Kodak had approximately $10 million and $11 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2022 and 2021, respectively.

Kodak had uncertain tax benefits of approximately $13 million and $15 million as of December 31, 2022 and 2021, respectively, that, if recognized, would affect the effective income tax rate. Kodak has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. The current liabilities are recorded in Other current liabilities in the Consolidated Statement of Financial Position. Noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with Kodak's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of settling ongoing audits or the expiration of statutes of limitations. Such changes to the unrecognized tax benefits could range from $0 million to $2 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of Kodak. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.

During 2022, Kodak agreed to terms with a taxing authority outside the U.S. and settled open tax audits for years 2015 through 2018. This settlement included a cash payment of $2 million which is reflected in the provision for taxes and a decrease in net deferred tax assets of $3 million which is fully offset by a reduction in the valuation allowance.

During 2021, Kodak agreed to terms with a taxing authority outside the U.S. and settled open tax audits for years through 2014. For these years Kodak originally recorded liabilities for unrecognized tax positions ("UTPs") totaling $3 million (plus interest of approximately $4 million) which were substantially offset by prepaid assets.

During 2020, Kodak agreed to terms with the IRS and settled the federal audit for calendar years 2013 and 2014. For these years, Kodak originally recorded a federal UTP totaling $41 million, which was fully offset by tax attributes. This settlement resulted in an increase in net deferred tax assets and was fully offset by a corresponding increase in Kodak's U.S. valuation allowance, resulting in no net tax benefit.

Kodak is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Kodak has substantially concluded all U.S. federal income tax matters for years through 2018 and state income tax matters for years through 2015 with the respective tax authorities. With respect to countries outside the U.S., Kodak has substantially concluded all material foreign income tax matters through 2013 with respective foreign tax jurisdiction authorities.

NOTE 19: RESTRUCTURING COSTS AND OTHER

Kodak recognizes the need to continually rationalize its workforce and streamline its operations in the face of ongoing business and economic changes. Charges for restructuring initiatives are recorded in the period in which Kodak commits to a formalized restructuring plan, or executes the specific actions contemplated by the plan and all criteria for liability recognition under the applicable accounting guidance have been met.

The activity incurred in relation to restructuring programs during the three years ended December 31, 2022 were as follows (in millions):

	Severance Reserve (1)	Exit Costs Reserve (1)	Inventory Write-downs (1)	Total
Balance as of December 31, 2019	$ 11	$ 1	$ —	$ 12
Charges	16	1	—	17
Utilization/cash payments	(14)	(1)	—	(15)
Other adjustments & reclasses (2)	(3)	—	—	(3)
Balance as of December 31, 2020	10	1	—	11
Charges	6	—	—	6
Utilization/cash payments	(10)	—	—	(10)
Other adjustments & reclasses (2)	(2)	—	—	(2)
Balance as of December 31, 2021	4	1	—	5
Charges	6	4	3	13
Utilization/cash payments	(6)	—	(3)	(9)
Other adjustments & reclasses (2)	(2)	—	—	(2)
Balance as of December 31, 2022	$ 2	$ 5	$ —	$ 7

(1) The severance and exit costs reserves require the outlay of cash. Inventory write-downs are non-cash items.

(2) The $2 million in 2022 and 2021 and the $3 million in 2020 represented severance charges funded from pension plan assets, which were reclassified to Pension and other postretirement liabilities.

2020 Activity

Restructuring actions taken in 2020 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included various targeted reductions in manufacturing, service, sales, research and development, and other administrative functions.

As a result of these actions, for the year ended December 31, 2020 Kodak recorded $17 million of charges which were reported as Restructuring costs and other in the accompanying Consolidated Statement of Operations.

The 2020 severance costs related to the elimination of approximately 250 positions, including approximately 160 administrative and 90 manufacturing/service. The geographic composition of these positions included approximately 140 in the U.S. and Canada and 110 throughout the rest of the world.

2021 Activity

Restructuring actions taken in 2021 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included various targeted reductions in manufacturing, service, sales, research and development, and other administrative functions.

As a result of these actions, for the year ended December 31, 2021 Kodak recorded $6 million of charges which were reported as Restructuring costs and other in the accompanying Consolidated Statement of Operations.

The 2021 severance costs related to the elimination of approximately 130 positions, including approximately 70 administrative and 60 manufacturing/service positions. The geographic composition of these positions included approximately 70 in the U.S. and Canada and 60 throughout the rest of the world.

2022 Activity

Restructuring actions taken in 2022 were initiated to reduce Kodak's cost structure as part of its commitment to drive sustainable profitability and included ceasing manufacturing of the Electrophotographic Printing Solutions equipment products as well as various targeted reductions in manufacturing, service, sales, research and development and administrative functions.

As a result of these actions, for the year ended December 31, 2022 Kodak recorded $13 million of charges of which $10 million were reported as Restructuring costs and other and $3 million were reported as Cost of revenues in the accompanying Consolidated Statement of Operations.

The 2022 severance costs related to the elimination of approximately 115 positions, including approximately 50 administrative, 40 manufacturing/service and 25 research and development positions. The geographic composition of these positions included approximately 65 in the U.S. and Canada and 50 throughout the rest of the world. The 2022 exit costs relate to the cessation of manufacturing of the Electrophotographic Printing Solutions equipment products and represent contractual obligations associated with open purchase orders as of December 31, 2022.

As a result of these initiatives, the majority of the severance and exit cost liabilities as of December 31, 2022 will be paid during periods through the end of the second quarter of 2023. Approximately $1 million of the exit cost reserve relates to a liability for which timing of the payment is uncertain.

NOTE 20: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan ("KRIP" or the "U.S. Plan"), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus any additional amounts the Company determines to be appropriate. Assets in the trust fund are held for the sole benefit of participating employees and retirees.

For U.S. employees hired prior to March 1999, KRIP's benefits were generally based on a formula recognizing length of service and final average earnings. KRIP included a separate cash balance formula for all U.S. employees hired after February 1999, as well as employees hired prior to that date who opted into the cash balance formula during a special election period. Effective January 1, 2015 the KRIP was amended to provide that all participants accrue benefits under a single, revised cash balance formula (the "Cash Balance Plan"). The Cash Balance Plan credits employees' hypothetical accounts with an amount equal to a specified percentage of their pay, plus interest based on the 30-year Treasury bond rate. In May 2022, the KRIP plan was amended to increase the employees' crediting rates from 9% or 10% of pay based on employee classification to 12% or 13% of pay, retroactive to January 1, 2022. The plan amendment also provided a one-time service credit to eligible employees' cash balance accounts.

Many subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by Kodak for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which Kodak operates.

Information on the major funded and unfunded U.S. and Non-U.S. defined benefit pension plans is presented below. The information for the U.S. for all years presented relates to KRIP. The composition of the major Non-U.S. plans may vary from year to year. If the major Non-U.S. plan composition changes, prior year data is conformed to ensure comparability.

Obligations and Funded Status:

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

(in millions)	Year Ended December 31, 2022		Year Ended December 31, 2021	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at beginning of period	$ 3,132	$ 816	$ 3,476	$ 912
Service cost	13	3	11	3
Interest cost	80	9	47	5
Benefit payments	(294)	(44)	(318)	(48)
Plan Amendments	28	—	—	—
Actuarial (gain) loss	(479)	(165)	(86)	21
Special termination benefits	2	—	2	—
Currency adjustments	—	(42)	—	(77)
Projected benefit obligation at end of period	$ 2,482	$ 577	$ 3,132	$ 816
Change in Plan Assets				
Fair value of plan assets at beginning of period	$ 4,105	$ 626	$ 3,707	$ 696
Actual Return on plan assets	(152)	(31)	716	32
Employer contributions	—	5	—	7
Benefit payments	(294)	(44)	(318)	(48)
Currency adjustments	—	(30)	—	(61)
Fair value of plan assets at end of period	$ 3,659	$ 526	$ 4,105	$ 626
Over (under) funded status at end of period	$ 1,177	$ (51)	$ 973	$ (190)
Accumulated benefit obligation at end of period	$ 2,482	$ 568	$ 3,130	$ 800

An actuarial gain of $479 million related to the U.S. Plan's projected benefit obligation ("PBO") was recognized in 2022, primarily driven by an increase in the discount rate ($582 million), partially offset by a loss associated with updated mortality assumptions ($105 million). Additionally, a prior service cost was recognized as a result of a plan amendment ($28 million). In 2021, a PBO actuarial gain of $86 million was recognized for the U.S. Plan driven primarily by an increase in the discount rate ($105 million). The Non-U.S. PBO actuarial gain of $165 million recognized in 2022 was driven primarily by an increase in the discount rates, whereas the loss in 2021 was driven primarily by changes in inflation and other demographic assumptions partially offset by an increase in discount rates.

The actual return on plan assets for the U.S. Plan was a loss of $152 million for the year ended December 31, 2022 and a gain of $716 million for the year ended December 31, 2021. The loss for 2022 reflects lower than expected bond performance due to rising interest rates, and the gain for 2021 reflects higher expected returns for the U.S. private equity and hedge fund portfolios. The total net realized losses from derivative investments for 2022 and 2021 were approximately ($128) million and ($23) million, respectively. Refer to discussion below on derivative instruments for further information.

The weighted-average assumptions used to determine the benefit obligation amounts for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

| | As of December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.13%	3.93%	2.54%	1.48%	2.09%	1.01%
Salary increase rate	1.00%	2.71%	1.00%	2.39%	3.50%	1.56%
Interest crediting rate for cash balance plan	4.00%	NA	2.00%	NA	1.75%	NA

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows (in millions):

| | As of December 31, | | | |
| | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Pension and other postretirement assets	$ 1,177	$ 42	$ 973	$ 36
Pension and other postretirement liabilities	—	(93)	—	(226)
Net amount recognized	$ 1,177	$ (51)	$ 973	$ (190)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with a projected benefit obligation in excess of the fair value of plan assets is as follows (in millions):

`

| | As of December 31, | | | |
| | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ —	$ 209	$ —	$ 575
Fair value of plan assets	—	116	—	349

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets is as follows (in millions):

| | As of December 31, | | | |
| | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation	$ —	$ 201	$ —	$ 560
Fair value of plan assets	—	116	—	349

Amounts recognized in accumulated other comprehensive income (loss) in shareholders' equity for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consist of (in millions):

| | As of December 31, | | | |
| | 2022 | | 2021 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Prior service credit	$ (25)	$ 2	$ 6	$ 2
Net actuarial gain (loss)	594	(43)	445	(177)
Total	$ 569	$ (41)	$ 451	$ (175)

Other changes in major plan assets and benefit obligations recognized in Other comprehensive income (loss) are as follows (in millions):

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Newly established gain (loss)	$ 149	$ 120	$ 635	$ (4)	$ —	$ (38)
Newly established prior service cost	$ (28)	$ —				
Amortization of:						
Prior service credit	(3)	—	(7)	—	(7)	—
Net actuarial loss	—	10	30	9	15	7
Net loss recognized in expense due to settlement	—	—	—	—	9	—
Total income (loss) recognized in Other comprehensive income	$ 118	$ 130	$ 658	$ 5	$ 17	$ (31)

For the year ended December 31, 2022, the U.S. gain consisted of the PBO actuarial gain of $479 million partially offset by asset actuarial losses of $330 million and the non-U.S. gain primarily consisted of the PBO actuarial gain of $165 million partially offset by asset actuarial losses of $45 million. For the year ended December 31, 2021, the U.S. gain consisted of asset actuarial gains of $549 million and the PBO actuarial gain of $86 million.

Pension Income:
Pension income for all defined benefit plans included (in millions):

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Major defined benefit plans:						
Service cost	$ 13	$ 3	$ 11	$ 3	$ 11	$ 3
Interest cost	80	9	47	5	86	9
Expected return on plan assets	(178)	(14)	(167)	(15)	(196)	(19)
Amortization of:						
Prior service credit	(3)	—	(7)	—	(7)	—
Actuarial loss	—	10	30	9	15	7
Pension income before special termination benefits	(88)	8	(86)	2	(91)	—
Special termination benefits	2	—	2	—	3	—
Settlement losses	—	—	—	—	9	—
Net pension income for major defined benefit plans	(86)	8	(84)	2	(79)	—
Other plans including unfunded plans	—	—	—	(2)	—	1
Net pension (income), expense	$ (86)	$ 8	$ (84)	$ —	$ (79)	$ 1

The $9 million settlement loss for the year ended December 31, 2020 was incurred as a result of lump sum payments from KRIP.

The special termination benefits for each of the years ended December 31, 2022, 2021 and 2020 were incurred as a result of Kodak's restructuring actions and, therefore, have been included in Restructuring costs and other in the Consolidated Statement of Operations for those periods.

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Effective rate for service cost	3.45%	1.60%	2.11%	1.17%	2.97%	1.48%
Effective rate for interest cost	2.97%	1.20%	1.42%	0.70%	2.58%	1.19%
Salary increase rate	1.00%	2.39%	3.50%	1.56%	3.50%	1.72%
Expected long-term rate of return on plan assets	5.30%	2.67%	5.20%	2.56%	6.00%	3.27%
Interest crediting rate for cash balance plan	2.58%	NA	1.75%	NA	2.50%	NA

The expected return on plan assets ("EROA") is a long-term rate of return which is based on a combination of formal asset and liability studies that include forward-looking return expectations given the current asset allocation.

Kodak uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.

Plan Asset Investment Strategy

The investment strategy underlying the asset allocation for the pension assets is to achieve an optimal return on assets with an acceptable level of risk while providing for the long-term liabilities and maintaining sufficient liquidity to pay current benefits and other cash obligations of the plans. This is primarily achieved by investing in a broad portfolio constructed of various asset classes including equity, debt, real estate, private equity, hedge funds and other assets and instruments. In addition, the U.S. Plan uses derivative investments primarily to hedge liability interest rate risk to U.S. government bonds. Other investment objectives include maintaining broad diversification between and within asset classes and investment managers and managing asset volatility relative to plan liabilities.

Every three years, or when market conditions have changed materially, each of Kodak's major pension plans will undertake an asset allocation or asset and liability modeling study. The asset allocation and expected return on the plans' assets are individually set to provide for benefits and other cash obligations within each country's legal investment constraints.

Actual allocations may vary from the target asset allocations due to market value fluctuations, the length of time it takes to implement changes in strategy, and the timing of cash contributions and cash requirements of the plans. The asset allocations are monitored and are rebalanced in accordance with the policy set forth for each plan.

Plan Asset Risk Management

Kodak evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of concentrations that are evaluated include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, individual fund and single investment manager. As of December 31, 2022 two investment management firms (Loomis Sayles and Income Research + Management) each managed 10% of plan assets. In 2021 there were no significant concentrations (defined as greater than 10% of plan assets) of risk in Kodak's defined benefit plan assets.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plan by asset category, are as follows:

	As of December 31,		2022 Target
	2022	**2021**	**2022 Target**
Asset Category			
Equity securities	0%	5%	0%
Debt securities	20%	11%	18-24%
Real estate	1%	1%	0%
Cash and cash equivalents	7%	5%	0-10%
Global balanced asset allocation funds	0%	8%	0%
Private equity	30%	26%	23-28%
Hedge funds (1)	42%	44%	46-58%
Total	100%	100%	

(1) The 2022 target for hedge funds includes a policy allocation to U.S. government bonds that is obtained via treasury futures contracts.

Kodak's weighted-average asset allocations for its major Non-U.S. defined benefit pension plans by asset category, are as follows:

	As of December 31,		2022 Target
	2022	**2021**	**2022 Target**
Asset Category			
Equity securities	6%	6%	0-10%
Debt securities	16%	17%	10-20%
Real estate	2%	2%	0-5%
Cash and cash equivalents	4%	2%	0-5%
Global balanced asset allocation funds	0%	0%	0%
Hedge Funds	4%	5%	0-10%
Private equity	8%	7%	0-10%
Insurance contracts	60%	61%	25-75%
Total	100%	100%	

Derivative Investments

The U.S. Plan derivative instruments consist of direct investments in exchange traded futures contracts. Government bond exposure is obtained via U.S. government bond futures. Foreign currency futures contracts are used to partially hedge foreign currency risk.

As of December 31, 2022 and 2021, the notional amount for exchange traded futures contracts approximated $389 million and $1.0 billion, respectively. Realized gains and losses from these derivative investments are included in the gain on plan assets balance. The total fair value of these derivative instruments at December 31, 2022 and 2021 was $0 million and $10 million, respectively, which represents the unrealized gains and losses on these contracts and is included in the derivative line items in the table of plan assets below. The U.S. defined benefit pension plan is required to maintain cash on deposit to collateralize its obligations under its futures contracts. As of December 31, 2022 and 2021, approximately $9 million and $17 million, respectively, were on deposit in cash and Treasury bills to fulfill these requirements and are included in the cash and cash equivalents asset class in the table below.

The U.S. Plan invests in a diversified portfolio of hedge funds that may utilize derivative instruments to execute their investment strategy. Any gains or losses, as well as changes in the fair value of derivative investments held by the hedge fund, are included in the hedge fund's net asset value.

Fair Value Measurements

Kodak's plan assets are accounted for at fair value and are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement, with the exception of investments for which fair value is measured using the net asset value ("NAV") per share expedient. Kodak's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels.

The fair value of Kodak's U.S. defined benefit pension plan assets at December 31, 2022 and 2021 by asset class are presented in the tables below:

U.S. Plan
December 31, 2022

| | U.S. | | | | |
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents	$ 251	$ —	$ —	$ —	$ 251
Debt Securities:					
Government bonds	—	39	—	—	39
Investment grade bonds	—	717	—	—	717
Real estate	—	—	—	29	29
Other:					
Hedge funds	—	—	—	1,528	1,528
Private Equity	—	—	3	1,092	1,095
	$ 251	$ 756	$ 3	$ 2,649	$ 3,659

U.S. Plan
December 31, 2021

	U.S.				
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents	$ 202	$ —	$ —	$ —	$ 202
Global equity securities funds	—	—	—	201	201
Debt Securities:					
Investment grade bonds	—	440	—	—	440
Real estate	—	—	—	36	36
Global balanced asset allocation funds	—	—	—	327	327
Other:					
Hedge funds	—	6	—	1,801	1,807
Private Equity	—	—		1,082	1,082
Derivatives with unrealized gains	10	—	—	—	10
	$ 212	$ 446	$ —	$ 3,447	$ 4,105

Assets not utilizing the NAV per share expedient are valued as follows:

(1) Cash and cash equivalents are primarily held in short term investment funds and are used for benefit and fee payments, as well as for margin and liquidity requirements associated with the U.S. Plan's derivative instrument contracts.

(2) Debt securities are traded on an active market and are valued using a market approach based on the closing price on the last business day of the year.

Investments Valued at NAV

Kodak performs an investment-by-investment analysis to determine if the investment meets the requirements to be measured at NAV. For investments with lagged pricing, Kodak uses the latest available net asset values and considers expected return and other relevant material events for the year-end valuation of these investments.

The total fair value, unfunded commitments and redemption provisions for the U.S defined benefit pension plan's investments valued at NAV are as follows:

Investments Valued at NAV at December 31, 2022

(in millions):	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Real estate	$ 29	$ —	N/A	N/A
Private equity	1,092	229	N/A	N/A
Hedge Funds	1,528	26	Bi-Monthly, Monthly, Quarterly, Semi-Annual, and Annual	5-365 days
Total	$ 2,649	$ 255		

Investments Valued at NAV at December 31, 2021

(in millions):	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Global equity securities fund	$ 201	$ —	Monthly, Quarterly	6-90 days
Real estate	36	—	N/A	N/A
Global balanced asset allocation funds	327	—	Monthly	6-15 days
Private equity	1,082	262	N/A	N/A
Hedge Funds	1,801	26	Bi-Monthly, Monthly, Quarterly, Semi-Annual, and Annual	5-365 days
Total	$ 3,447	$ 288		

Global Equity Securities Funds hold a broad diversified portfolio of U.S. equity, developed international equity, and emerging markets equity securities. These investments are primarily valued by the fund administrator based on a market or income valuation methodology depending on the specific type of security or instrument held. The U.S. Plan redeemed its investment in the Global Equity Securities Funds in 2022.

Real estate investments primarily include investments in limited partnerships that invest in office, industrial, retail and apartment properties. Investments are primarily valued by the fund manager based on independent appraisals, discounted cash flow models, cost and comparable market transactions. The term of each fund is typically 10 or more years and the fund's investors do not have an option to redeem their interest in the fund but receive distributions through the liquidation of the underlying investments.

The Global Balanced Asset Allocation Fund investments are commingled funds that hold a diversified portfolio of passive market exposures, including equities, debt, currencies and commodities that uses an equal risk parity allocation strategy. These investments are primarily valued by the fund manager based on a market or income valuation methodology depending on the specific type of security or instrument held. The U.S. Plan redeemed its investment in the Global Balanced Asset Allocation Funds in 2022.

Private equity investments are primarily comprised of direct limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyouts and special situations. Private equity investments are valued by the fund manager primarily based on independent appraisals, discounted cash flow models, cost, and comparable market transactions. The term of each fund is typically 10 or more years and the fund's investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund.

The U.S. Plan invests in a portfolio of hedge funds to supplement the return generated by its exchange traded futures contracts as well as in a separate portfolio of hedge funds where the objective is to seek a higher absolute return. Hedge fund investments are made through direct investments in individual hedge funds. The hedge fund investments substantially consist of a diversified portfolio of hedge funds that use equity, debt, commodity, currency strategies and derivative instruments. The U.S. defined benefit pension plan evaluates several factors for investing in hedge funds including investment strategy, return, risk, liquidity, correlation to other funds and the number of funds to achieve a diversified portfolio of hedge funds.

Hedge funds are typically valued by each fund's third-party fund administrator based upon the valuation of the underlying securities and instruments, primarily by applying a market or income valuation methodology as appropriate depending on the specific type of security or instrument held. The U.S. defined benefit pension plan maintains cash and Treasury bills as liquidity reserves that serve as variation margin for the U.S. Treasury futures contracts directly held by the U. S. Plan to hedge its liability duration. Approximately $90 million and $87 million of cash liquidity reserves associated with hedge funds as of December 31, 2022 and 2021, respectively, are included in the cash and cash equivalents asset class in the table above.

The tables below summarize Kodak's U.S. Plan investments in hedge funds by type for those investments valued at NAV:

U.S. Plan:
December 31, 2022

(in millions)	Net Asset Value	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge funds	$ 495	Quarterly	45-90 days
Relative value hedge funds	331	Bi-monthly, Quarterly	6-120 days
Directional hedge funds	167	Monthly	5 days
Equity long/short hedge funds	227	Quarterly	45-90 days
Sector specialist hedge funds	135	Quarterly, Semi-Annually	60-90 days
Long-biased hedge funds	159	Quarterly, Annually	60-90 days
Event driven hedge funds	14	Quarterly	90 days
	$ 1,528		

December 31, 2021

(in millions)	Net Asset Value	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge funds	$ 653	Monthly, Quarterly	15-90 days
Relative value hedge funds	354	Bi-monthly, Quarterly	6-365 days
Directional hedge funds	260	Bi-monthly, Quarterly	5-30 days
Equity long/short hedge funds	225	Quarterly	45-90 days
Sector specialist hedge funds	107	Quarterly	90 days
Long-biased hedge funds	138	Quarterly, Annually	60-75 days
Event driven hedge funds	64	Quarterly	90 days
	$ 1,801		

Hedge funds typically have the right to restrict redemption requests beyond Kodak's control. In these cases, redemptions may extend beyond the general redemption terms outlined in the table above. Certain hedge fund investments have no redemption rights and will become liquid only upon sale by the hedge fund managers. As of December 31, 2022 and 2021, these investments represented approximately 1% and 5% of the hedge funds investments valued at NAV, respectively.

Liquidity

Approximately 29% of total U.S. Plan assets as of December 31, 2022 are invested in real estate funds, private equity funds and other investments where the U.S. Plan receives distributions through the liquidation of the underlying investments. Liquidity of U.S. Plan assets is managed to minimize the likelihood that these investments would need to be sold to cover benefit payments, derivative losses, or any other short-term need.

The total unfunded commitments, if and when they are called over the term of each investment, are expected to be funded by the available liquidity in the U.S. Plan consistent with historical experience.

The fair value of Kodak's major non-U.S. defined benefit pension plans assets at December 31, 2022 and 2021 by asset class are presented in the tables below:

Major Non-U.S. Plans
December 31, 2022

	Non - U.S.				
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
Cash and cash equivalents	$ 21	$ —	$ —	$ —	$ 21
Equity securities	31	—	—	—	31
Debt securities:					
Investment grade bonds	35	45	—	—	80
Global high yield & emerging market debt	2	—	—	—	2
Real estate	—	—	—	11	11
Other:					
Hedge Funds	—	—	—	20	20
Private equity	—	—	—	43	43
Insurance contracts	—	29	289	—	318
	$ 89	$ 74	$ 289	$ 74	$ 526

Major Non-U.S. Plans
December 31, 2021

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Measured at NAV	Total
			Non - U.S.		
Cash and cash equivalents	$ 13	$ —	$ —	$ —	$ 13
Equity securities	38	—	—	—	38
Debt securities:					
Investment grade bonds	49	56	—	—	105
Global high yield & emerging market debt	2	—	—	—	2
Real estate	—	—	—	12	12
Other:					
Hedge funds	—	—	—	32	32
Private equity	—	—	—	42	42
Insurance contracts	—	40	342	—	382
	$ 102	$ 96	$ 342	$ 86	$ 626

For Kodak's major non-U.S. defined benefit pension plans, equity investments are invested broadly in local equity, developed international and emerging markets. Fixed income investments are comprised primarily of government and investment grade corporate bonds. Real estate investments primarily include investments in limited partnerships that invest in office, industrial, and retail properties. Global Balanced Asset Allocation investments are commingled funds that hold a diversified portfolio of passive market exposures, including equities, debt, currencies and commodities. Hedge fund investments are comprised of a diversified portfolio of hedge funds using equity, debt, commodity and currency instruments. Private equity investments are comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital and leveraged buyouts. Insurance contracts are typically annuities from life insurance companies covering specific pension obligations.

For investments in real estate and private equity funds, the investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund. There are no material unfunded commitments as of December 31, 2022 and 2021.

Of the December 31, 2022 and 2021 investments shown in the major Non-U.S. plans table above, there are no material derivative exposures.

The following is a reconciliation of the beginning and ending balances of level 3 assets of Kodak's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	U.S.				
		Net Realized and Unrealized Gains			
	Balance at January 1, 2022	**Relating to Assets Still Held**	**Relating to Assets Sold During the Period**	**Net Purchases, Sales and Settlements**	**Balance at December 31, 2022**
Private Equity	—	—	—	3	3
Total	$ —	$ —	$ —	$ 3	$ 3

(in millions)	U.S.				
		Net Realized and Unrealized Gains			
	Balance at January 1, 2021	**Relating to Assets Still Held**	**Relating to Assets Sold During the Period**	**Net Purchases, Sales and Settlements**	**Balance at December 31, 2021**
Private Equity	5	(5)	—	—	-
Total	$ 5	$ (5)	$ —	$ —	$ —

(in millions)	U.S.				
		Net Realized and Unrealized Gains			
	Balance at January 1, 2020	**Relating to Assets Still Held**	**Relating to Assets Sold During the Period**	**Net Purchases, Sales and Settlements**	**Balance at December 31, 2020**
Private Equity	7	(2)	—	—	5
Total	$ 7	$ (2)	$ —	$ —	$ 5

| | Non - U.S. | | | | |
| | Net Realized and Unrealized Gains | | | | |
	Balance at January 1, 2022	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2022
Insurance Contracts	342	(53)	—	—	289
Total	$ 342	$ (53)	$ —	$ —	$ 289

| | Non - U.S. | | | | |
| | Net Realized and Unrealized Gains | | | | |
	Balance at January 1, 2021	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2021
Insurance Contracts	291	(37)	—	88	342
Total	$ 291	$ (37)	$ —	$ 88	$ 342

| | Non - U.S. | | | | |
| | Net Realized and Unrealized Gains | | | | |
	Balance at January 1, 2020	Relating to Assets Still Held	Relating to Assets Sold During the Period	Net Purchases, Sales and Settlements	Balance at December 31, 2020
Insurance Contracts	273	18	—	—	291
Total	$ 273	$ 18	$ —	$ —	$ 291

The following pension benefit payments, which reflect expected future service, are expected to be paid (in millions):

	U.S.	Non-U.S.
2023	$ 290	$ 43
2024	258	42
2025	248	41
2026	237	40
2027	226	39
2028 - 2032	976	182

NOTE 21: OTHER POSTRETIREMENT BENEFITS

In Canada, Kodak provides medical, dental, life insurance, and survivor income benefits to eligible retirees. The plan is closed to new participants. Information on the Canada other postretirement benefit plan is presented below.

The measurement date used to determine the net benefit obligation for the Canada other postretirement benefit plan is December 31.

Changes in Kodak's benefit obligation and funded status were as follows (in millions):

| | Year Ended December 31, | |
	2022	2021
Net benefit obligation at beginning of period	$ 52	$ 58
Interest cost	1	1
Actuarial (gain) loss	(7)	(5)
Benefit payments	(3)	(2)
Net benefit obligation at end of period	43	52
Underfunded status at end of period	(43)	(52)

Amounts recognized in the Consolidated Statement of Financial Position consist of (in millions):

| | As of December 31, | |
	2022	2021
Other current liabilities	$ (3)	$ (3)
Pension and other postretirement liabilities	(40)	(49)
	$ (43)	$ (52)

Amounts recognized in Accumulated other comprehensive loss consist of (in millions):

| | As of December 31, | |
	2022	2021
Net actuarial gain	$ 11	$ 4

Changes in benefit obligations recognized in Other comprehensive loss (income) consist of (in millions):

| | Year Ended December 31, | |
	2022	2021
Newly established gain	$ 7	$ 5
Total gain recognized in Other comprehensive income	$ 7	$ 5

Other postretirement benefit cost included:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Components of net postretirement benefit cost:						
Service cost	$	—	$	—	$	—
Interest cost		1		1		1
Other postretirement benefit cost from continuing operations	$	1	$	1	$	1

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31,	
	2022	**2021**
Discount rate	5.15%	2.97%
Salary increase rate	2.10%	1.85%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Effective rate for interest cost	2.53%	1.81%	2.78%
Salary increase rate	1.85%	1.70%	1.80%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2022	**2021**
Healthcare cost trend	5.64%	5.34%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.57%	3.32%
Year that the rate reaches the ultimate trend rate	2043	2041

The following other postretirement benefits, which reflect expected future service, are expected to be paid (in millions):

2023	$	3
2024		3
2025		3
2026		3
2027		3
2028 - 2032		12

NOTE 22: EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. In periods with a net loss from continuing operations, diluted earnings per share are calculated using weighted-average basic shares for that period, as utilizing diluted shares would be anti-dilutive to loss per share.

A reconciliation of the amounts used to calculate basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 follows:

		Year Ended December 31,				
(in millions)		2022		2021		2020
Income (loss) from continuing operations attributable to Eastman Kodak Company	$	26	$	24	$	(544)
Less: Preferred Stock cash and accrued dividends		(4)		(4)		(11)
Less: Preferred Stock in-kind dividends		(5)		(4)		—
Less: Preferred Stock deemed dividends		(2)		(3)		(9)
Plus: Expiration of Series A embedded derivative		-		11		—
Less: Earnings attributable to Series C Preferred shareholders		(2)		(2)		—
Income (loss) from continuing operations available to common shareholders - basic and diluted	$	13	$	22	$	(564)

		Year Ended December 31,				
(in millions)		2022		2021		2020
Net income (loss) attributable to Eastman Kodak Company	$	26	$	24	$	(541)
Less: Preferred Stock cash and accrued dividends		(4)		(4)		(11)
Less: Preferred Stock in-kind dividends		(5)		(4)		—
Less: Preferred Stock deemed dividends		(2)		(3)		(9)
Plus: Expiration of Series A embedded derivative		—		11		—
Less: Earnings attributable to Series C Preferred shareholders		(2)		(2)		—
Net income (loss) available to common shareholders - basic and diluted	$	13	$	22	$	(561)

	Year Ended December 31,		
	2022	2021	2020
Weighted-average common shares outstanding - basic	78.9	78.4	57.4
Effect of dilutive securities:			
Unvested restricted stock units and awards	0.6	0.1	—
Stock options	1.1	2.0	—
Weighted-average common shares outstanding - diluted	80.6	80.5	57.4

The computation of diluted earnings per share for the year ended December 31, 2022 excluded the impact of (1) the assumed conversion of $25 million of 2021 Convertible Notes, (2) the assumed conversion of 1.0 million shares of Series B Preferred Stock, (3) the assumed conversion of 1.1 million shares of Series C Preferred Stock and (4) the assumed exercise of 3.3 million outstanding employee stock options in each case because they would have been anti-dilutive.

The computation of diluted earnings per share for the year ended December 31, 2021 excluded the impact of (1) the assumed conversion of $25 million of 2021 Convertible Notes, (2) the assumed conversion of 1.0 million shares of Series B Preferred Stock, (3) the assumed conversion of 1.0 million shares of Series C Preferred Stock and (4) the assumed exercise of 2.9 million outstanding employee stock options in each case because they would have been anti-dilutive.

As a result of the loss from continuing operations available to common shareholders for the year ended December 31, 2020, Kodak calculated diluted earnings per share using weighted-average basic shares outstanding. If Kodak reported earnings from continuing operations available to common shareholders for the year ended December 31, 2020 the calculation of diluted earnings per share would have included the assumed vesting of 0.6 million unvested restricted stock units and the exercise of 0.7 million stock options.

The computation of diluted earnings per share for the year ended December 31, 2020 excluded the impact of (1) the assumed conversion of 2.0 million shares of Series A Preferred Stock, and (2) the assumed exercise of 4.0 million outstanding employee stock options in each case because they would have been anti-dilutive.

NOTE 23: STOCK-BASED COMPENSATION

Kodak's stock incentive plan is the 2013 Omnibus Incentive Plan (as restated and further amended, the "2013 Plan"). The 2013 Plan is administered by the Compensation, Nominating and Governance Committee of the Board of Directors.

Officers, directors and employees of the Company and its consolidated subsidiaries are eligible to receive awards. Stock options are generally non-qualified, are at exercise prices equal to or greater than the closing price of Kodak's stock on the date of grant and expire seven years or ten years after the grant date. Stock-based compensation awards granted under Kodak's stock incentive plan are generally subject to a three-year vesting period from the date of grant, or a later date as determined by the Compensation, Nominating and Governance Committee. Awards are subject to settlement in newly-issued shares of common stock. Unless sooner terminated by the Compensation, Nominating and Governance Committee, no awards may be granted under the 2013 Plan after May 19, 2031.

The maximum number of shares of common stock available for grant under the 2013 Plan is 13.0 million. For stock option grants awarded on or prior to May 19, 2021, for the number of shares available for grant under the 2013 Plan, a stock option counted as a fraction of a share, based on the fair market value of the stock option relative to the closing stock price on the date of grant. For stock option awards granted after May 19, 2021, a stock option counts as one share. Each restricted stock unit and restricted stock award counts as one share. The total number of shares of common stock registered for issuance under the 2013 Plan is approximately 13.5 million. In addition, under the 2013 Plan, the maximum number of shares available for the grant of incentive stock options is 2.0 million shares. The maximum number of shares as to which stock options or stock appreciation rights may be granted to any one person under the 2013 Plan in any calendar year is 2.5 million shares.

The maximum number of awards that may be granted to any non-employee director under the 2013 Plan in any calendar year may not exceed a number of awards with a grant date fair value of $450,000, computed as of the grant date.

Compensation expense is recognized on a straight-line basis over the service or performance period for each separately vesting tranche of the award and is adjusted for actual forfeitures before vesting. Kodak assesses the likelihood that performance-based shares will be earned based on the probability of meeting the performance criteria. For those performance-based awards that are deemed probable of achievement, expense is recorded, and for those awards that are deemed not probable of achievement, no expense is recorded. Kodak assesses the probability of achievement each quarter.

Restricted Stock Units and Restricted Stock awards
Restricted stock units and restricted stock awards are payable in shares of the Company common stock upon vesting. The fair value is based on the closing market price of the Company's stock on the grant date. Compensation cost related to restricted stock units and restricted stock awards was $4 million, $5 million and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The weighted average grant date fair value of restricted stock units and awards granted for the years ended December 31, 2022, 2021 and 2020 was $4.60, $8.50 and $2.91, respectively. The total fair value of restricted stock units and awards that vested was $5 million, $6 million and $2 million for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, there was $3 million of unrecognized compensation cost related to restricted stock units. The cost is expected to be recognized over a weighted average period of 1.3 years.

The following table summarizes information about unvested restricted stock unit and award activity for the year ended December 31, 2022:

	Restricted Stock Units/Awards	Weighted- Average Grant Date Fair Values
Outstanding on December 31, 2021	872,877	$ 8.10
Granted	651,375	$ 4.60
Vested	361,708	$ 5.04
Forfeited	21,667	$ 5.52
Outstanding on December 31, 2022	1,140,877	$ 6.30

In addition to the outstanding unvested restricted stock units and awards per the above table, there are also 302,099 vested restricted stock units outstanding as of December 31, 2022 with a weighted average grant date fair value of $6.45.

Stock Options

The following table summarizes information about stock option activity for the year ended December 31, 2022:

	Shares Under Option	Weighted Exercise Price Per Share	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($ millions)
Outstanding on December 31, 2021	7,234,449	$ 7.29		
Expired	330,138	$ 14.24		
Exercised	20,000	$ 3.03		
Outstanding on December 31, 2022	6,884,311	$ 6.97	2.73	$ —
Exercisable on December 31, 2022	6,745,963	$ 6.99	2.72	$ —
Expected to vest December 31, 2022	138,348	$ 5.57	3.14	$ —

The aggregate intrinsic value represents the total pretax intrinsic value that option holders would have received had all option holders exercised their options on the last trading day of the year. The aggregate intrinsic value is the difference between the Kodak closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options. The intrinsic values of options outstanding, exercisable or expected to vest as of December 31, 2022 were each less than $1 million.

The weighted average grant date fair value of options granted for the year ended December 31, 2020 was $5.86. There were no options granted in the years ended December 31, 2022 and 2021. The total fair value of options that vested during both the years ended December 31, 2022 and 2021 was $2 million. The total value of the options that vested during the year ended December 31, 2020 was $13 million. Compensation cost related to stock options for the years ended December 31, 2022, 2021 and 2020 was $1 million, $2 million and $14 million, respectively.

As of December 31, 2022, there was less than $1 million of unrecognized compensation cost related to stock options, which will be recognized during 2023.

On February 26, 2021 James V. Continenza, Executive Chairman and Chief Executive Officer of Kodak, and the Company entered into an Executive Chairman and CEO Agreement, as amended on November 30, 2022 (the "Employment Agreement"). The Employment Agreement is effective for a three-year period beginning on February 26, 2021. Pursuant to the Employment Agreement, Mr. Continenza will not have the right to exercise any stock options granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the Company's common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). The Beneficial Ownership Limitation shall cease and be of no further force and effect upon a Change of Control (as such term is defined in the Company's Amended and Restated 2013 Omnibus Incentive Plan). The restrictions on the exercisability of previous stock option awards were a modification of the original awards. As the February 2019 and July 2020 stock options were fully vested prior to the modification date and there was no incremental value provided in the modification, no additional compensation expense was recognized. Also pursuant to the Employment Agreement, Mr. Continenza was granted 200,000 fully vested restricted stock units. The Company recognized $2 million of stock-based compensation expense associated with the grant of restricted stock units.

The Company issued stock-based compensation grants for 2.4 million stock options on July 27, 2020. The terms of 1.8 million of the options awarded on July 27, 2020 provided for immediate vesting or vesting upon conversion of the 2019 Convertible Notes. As 100% of the 2019 Convertible Notes were converted during the three months ended September 30, 2020, the 1.8 million options with accelerated vesting terms vested in that same period. The remaining 0.6 million options provide for vesting terms of between two and three years.

The valuation of the stock options granted on July 27, 2020 resulted in approximately $12.6 million of compensation expense being reported in Selling, general and administrative expenses in the Consolidated Statement of Operations in the year ended December 31, 2020.

There were less than 1 million options exercised in the years ended December 31, 2022 and 2021 and approximately 2.0 million options exercised in the year ended December 31, 2020. The options exercised in 2020 included 0.3 million options exercised by ex-employees of Kodak that had previously been forfeited. The Company issued shares to the ex-employees in exchange for proceeds based on the exercise prices of the forfeited options. The Company is accounting for the exercise of the forfeited options as a modification of the original awards.

The Company recovered $3.6 million during the three months ended December 31, 2020 from certain of the ex-employees and received a $2.0 million refund of withholding taxes on behalf of those ex-employees in the year ended December 31, 2021.

The Company recognized compensation expense of approximately $5.1 million in the three months ended September 30, 2020 related to the 0.3 million previously forfeited options, representing the fair value of the shares issued to the ex-employees less the exercise proceeds received from the ex-employees. Stock compensation expense, reported in Selling, general and administrative expenses in the Consolidated Statement of Operations, was reduced by $4.6 million in the three months ended December 31, 2020, representing the cash received for certain of the erroneous grants and the refund of withholding taxes due on behalf of the ex-employees. Income recognized in excess of the original stock compensation expense recorded for each individual grant (approximately $1.0 million) was recognized in Other operating income, net in the Consolidated Statement of Operations.

Other than for the awards granted on July 27, 2020, Kodak utilizes the Black-Scholes option valuation model to estimate the fair value of stock options.

The expected term of options granted is the period of time the options are expected to be outstanding and is calculated using a simplified method based on the option's vesting period and original contractual term. The Company uses the historical volatility of the Company's stock to estimate expected volatility. The risk-free rate was based on the yield on U.S. Treasury notes with a term equal to the option's expected term.

The following inputs were used for the valuation of option grants issued in the year ended December 31, 2020 (there were no stock option grants issued in the years ended December 31, 2022 and 2021):

	Year Ended December 31, 2020
Weighted-average fair value of options granted	$ 1.50
Weighted-average risk-free interest rate	2.43%
Expected option lives (in years)	3.7
Weighted-average volatility	98%
Expected dividend yield	0.00%

Given the volatility of the Company's stock price in the third quarter of 2020, the Company utilized a lattice-based valuation model to value the time-based vesting awards granted July 27, 2020 and a Monte Carlo simulation valuation model to value the options granted on July 27, 2020 which vested upon conversion of the 2019 Convertible Notes.

The following inputs were used in the lattice-based valuation of the July 27, 2020 option grants:

	July 27, 2020 Option Awards
Weighted-average fair value of options granted	$ 6.57
Range of risk-free interest rates	0.11% - 0.30%
Weighted-average term (in years)	5.57
Weighted-average volatility	98%
Weighted-average expected dividend yield	0.00%

NOTE 24: SHAREHOLDERS' EQUITY

The Company has 560 million shares of authorized stock, consisting of: (i) 500 million shares of common stock, par value $0.01 per share, and (ii) 60 million shares of preferred stock, no par value, issuable in one or more series. As of December 31, 2022 and 2021 there were 79.1 million and 78.7 million shares of common stock outstanding, respectively, 1.0 million shares of Series B preferred stock issued and outstanding, and 1.1 million and 1.0 million shares of Series C preferred stock issued and outstanding, respectively.

Treasury Stock
Treasury stock consisted of approximately 0.9 million shares and 0.8 million shares at December 31, 2022 and 2021, respectively.

Registration Statements
On August 10, 2021, the Company filed a Registration Statement on Form S-3 (Registration No. 254352) to register for possible resale from time to time of up to 44,490,032 shares of common stock, subject to adjustments for stock splits, stock dividends and reclassifications and similar transactions (the "Resale Shares"). The Company registered the Resale Shares to satisfy its obligations under the following agreements:

(1) A registration rights agreement (the "Backstop Registration Rights Agreement"), dated as of September 3, 2013, between the Company and GSO Capital Partners LP, on behalf of various managed funds, BlueMountain Capital Management, LLC, on behalf of various managed funds, George Karfunkel, United Equities Commodities Company, Momar Corporation and Contrarian Capital Management, LLC, on behalf of Contrarian Funds, LLC, which, prior to the expiration of the Backstop Registration Rights Agreement on October 16, 2021, required the registration of certain shares of common stock.

(2) A Series A Preferred Stock repurchase and exchange agreement, dated as of February 26, 2021, with Southeastern Asset Management, Inc. ("Southeastern") and Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, which are investment funds managed by Southeastern (such investment funds, collectively, the "Purchasers"), extending the registration rights provided under a registration rights agreement, dated as of November 15, 2016, with Southeastern and the Purchasers, to shares of the Company's common stock issuable upon conversion of 1,000,000 shares of Series B Preferred Stock (as defined herein) issued thereunder.

(3) A registration rights agreement, dated as of February 26, 2021, with GO EK Ventures IV, LLC (the "Investor"), a fund managed by Grand Oaks Capital, providing the Investor with registration rights in respect of shares of the Company's common stock issuable upon conversion of 1,000,000 shares of Series C Preferred Stock (as defined herein) issued pursuant to a Series C Preferred Stock purchase agreement, dated as of February 26, 2021, with the Investor; and

(4) A securities registration rights agreement, dated as of February 26, 2021, with certain funds affiliated with Kennedy Lewis Investment Management LLC (the "Buyers"), providing the Buyers with registration rights in respect of (i) 1,000,000 shares of the Company's common stock and (ii) shares of the Company's common stock issuable upon conversion of $25,000,000 aggregate principal amount of the Company's 5.0% unsecured convertible promissory notes due May 28, 2026, in each case, issued in a private placement transaction pursuant to a securities purchase agreement, dated as of February 26, 2021, with the Buyers.

On August 10, 2021, the Company filed a shelf Registration Statement on Form S-3 (Registration No. 254353) for the offer and sale of securities from time to time in one or more offerings of up to $500,000,000 of common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, guarantees and units. The Company would file a prospectus supplement to include the specific terms of any offering or sale under this shelf registration statement. At December 31, 2022 the Company had not made any offerings or sales of securities pursuant to this registration statement.

NOTE 25: OTHER COMPREHENSIVE INCOME (LOSS)

The changes in Other comprehensive income (loss) by component, were as follows:

		Year Ended December 31,		
(in millions)		2022	2021	2020
Currency translation adjustments				
Currency translation adjustments		$ (12)	$ 6	$ (16)
Pension and other postretirement benefit plan changes				
Newly established net actuarial gain (loss)		277	632	(34)
Newly established prior service cost		(28)		
Tax benefit		—	—	—
Newly established net actuarial loss, net of tax		249	632	(34)
Reclassification adjustments:				
Amortization of prior service credit	(a)	(4)	(7)	(7)
Amortization of actuarial losses	(a)	8	37	19
Recognition of gains (losses) due to settlements and curtailments	(a)	—	(1)	9
Total reclassification adjustments		4	29	21
Tax provision		—	—	—
Reclassification adjustments, net of tax		4	29	21
Pension and other postretirement benefit plan changes, net of tax		253	661	(13)
Other comprehensive loss		$ 241	$ 667	$ (29)

(a) Reclassified to Pension income - refer to Note 20, "Retirement Plans" and Note 21, "Other Postretirement Benefits" for additional information.

NOTE 26: ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) is composed of the following:

(in millions)	As of December 31,			
	2022		**2021**	
Currency translation adjustments	$	(112)	$	(100)
Pension and other postretirement benefit plan changes		574		321
Ending balance	$	462	$	221

NOTE 27: SEGMENT INFORMATION

Kodak has four reportable segments: Traditional Printing, Digital Printing, Advanced Materials and Chemicals and Brand. A description of Kodak's reportable segments follows.

Traditional Printing: The Traditional Printing segment is comprised of Prepress Solutions.

Digital Printing: The Digital Printing segment is comprised of four lines of business: the Electrophotographic Printing Solutions business, the Prosper business, the Versamark business and the Software business.

Advanced Materials and Chemicals: The Advanced Materials and Chemicals segment is comprised of four lines of business: Industrial Film and Chemicals, Motion Picture, Advanced Materials and Functional Printing and KSB. KSB was sold to Swiss Post Solutions in December 2020.

Brand: The Brand segment contains the brand licensing business.

All Other: All Other is comprised of the operations of the Eastman Business Park, a more than 1,200 acre technology center and industrial complex.

Segment financial information is shown below. Asset information by segment is not disclosed as this information is not separately identified and reported to the Chief Operating Decision Maker.

Net Revenues from Continuing Operations by Reportable Segment

(in millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Traditional Printing	$	711	$	659	$	592
Digital Printing		227		249		241
Advanced Materials and Chemicals		234		212		172
Brand		17		15		13
Total of reportable segments		1,189		1,135		1,018
Other		16		15		11
Consolidated total	$	1,205	$	1,150	$	1,029

Segment Measure of Profit and Loss
Kodak's segment measure of profit and loss is an adjusted earnings before interest, taxes, depreciation and amortization ("Operational EBITDA"). As demonstrated in the table below, Operational EBITDA represents the earnings (loss) from continuing operations before income taxes excluding non-service cost components of pension and other postemployment benefits income; depreciation and amortization expense; restructuring costs and other; stock-based compensation expense; consulting and other costs; idle costs; other operating income, net (unless otherwise indicated); interest expense; loss on early extinguishment of debt and other (charges) income, net.

Kodak's segments are measured using Operational EBITDA both before and after allocation of corporate selling, general and administrative expenses ("SG&A"). The segment earnings measure reported is after allocation of corporate SG&A as this most closely aligns with U.S. GAAP. Research and development activities not directly related to the other segments are reported within the Advanced Materials and Chemicals segment.

2023 Segments

Change in Segments
Effective February 2023 Kodak changed its organizational structure. The Traditional Printing segment and the Digital Printing segment were combined into one segment, named the Print segment. No changes were made to Kodak's other segments.

Segment Operational EBITDA and Consolidated Income (Loss) from Continuing Operations Before Income Taxes

(in millions)	Year Ended December 31,					
		2022		**2021**		**2020**
Traditional Printing	$	27	$	9	$	21
Digital Printing		(22)		(5)		(10)
Advanced Materials and Chemicals		(1)		(6)		(23)
Brand		14		13		11
Total of reportable segments		18		11		(1)
Other		3		2		1
Depreciation and amortization		(29)		(31)		(37)
Restructuring costs and other		(13)		(6)		(17)
Stock-based compensation		(5)		(7)		(15)
Consulting and other costs (1)		2		(19)		(9)
Idle costs (2)		(3)		(2)		(3)
Other operating income, net, excluding income from transition services agreement (3)		1		6		7
Interest expense (4)		(40)		(33)		(12)
Pension income excluding service cost component (4)		98		102		98
Loss on early extinguishment of debt (4)		—		—		(2)
Other (charges) income, net (4)		(1)		5		(386)
Consolidated earnings (loss) from continuing operations before income taxes	$	31	$	28	$	(376)

(1) Consulting and other costs are professional services and internal costs associated with corporate strategic initiatives, investigations and litigation. Consulting and other costs include $10 million of income in the year ended December 31, 2022 representing insurance reimbursement of legal costs previously paid by the Company associated with investigations and litigation matters. Kodak received $5 million of insurance reimbursement in the fourth quarter of 2022 and the remaining $5 million in January 2023.

(2) Consists of third-party costs such as security, maintenance, and utilities required to maintain land and buildings in certain locations not used in any Kodak operations and the costs, net of any rental income received, of underutilized portions of certain properties.

(3) $6 million of income from the transition services agreement with the purchaser of the Company's flexographic packaging business in 2019 was recognized in the year ended December 31, 2020. No income was recognized in the years ended December 31, 2022 and 2021. The income was reported in Other operating income, net in the Consolidated Statement of Operations. Other operating income, net is typically excluded from the segment measure. However, the income from the transition services agreement was included in the segment measure.

(4) As reported in the Consolidated Statement of Operations.

In 2022, Kodak decreased employee benefit reserves by $15 million composed of a reduction in workers' compensation reserves of approximately $13 million driven by changes in discount rates and a decrease in other employee benefit reserves of approximately $2 million, driven by both changes in discount rates and favorable experience. The decrease in reserves in 2022 impacted gross profit by approximately $9 million, R&D by approximately $1 and SG&A by approximately $5 million.

Kodak decreased workers' compensation reserves by approximately $4 million in 2021 driven by changes in discount rates. The decrease in reserves in 2021 impacted gross profit by approximately $3 million and SG&A by approximately $1 million.

Kodak increased employee benefit reserves by approximately $4 million in 2020 reflecting an increase in workers' compensation reserves ($7 million) partially offset by a decrease in postemployment benefit reserves ($3 million). The increase in reserves in 2020 impacted gross profit and SG&A each by approximately $2 million.

Amortization and depreciation expense by segment are not included in the segment measure of profit and loss but are regularly provided to the Chief Operating Decision Maker.

(in millions)	Year Ended December 31,					
Intangible asset amortization expense from continuing operations:		2022		2021		2020
Traditional Printing	$	—	$	—	$	1
Digital Printing		4		4		3
Brand		1		1		1
Consolidated total	$	5	$	5	$	5

(in millions)	Year Ended December 31,					
Depreciation expense from continuing operations:		2022		2021		2020
Traditional Printing	$	11	$	14	$	19
Digital Printing		6		6		7
Advanced Materials and 3D Printing		6		5		5
Other		1		1		1
Consolidated total	$	24	$	26	$	32

(in millions)	Year Ended December 31,			
Long-lived assets located in: (1)		2022		2021
The United States	$	95	$	81
Europe, Middle East and Africa		9		14
Asia Pacific		6		4
Canada and Latin America		44		41
Non-U.S. countries total (2)		59		59
Consolidated total	$	154	$	140

(1) Long-lived assets are comprised of property, plant and equipment, net.
(2) Of the total non-U.S. property, plant and equipment in 2022, $41 million was located in Brazil. Of the total non-U.S. property, plant and equipment in 2021, $39 million was located in Brazil.

Major Customers

No single customer represented 10% or more of Kodak's total net revenue in any year presented.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Kodak maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Kodak's reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Kodak's management, with participation of Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer, has evaluated the effectiveness of Kodak's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. Kodak's Executive Chairman and Chief Executive Officer and Kodak's Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, Kodak's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting
The management of Kodak is responsible for establishing and maintaining adequate internal control over financial reporting. Kodak's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Kodak's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Kodak; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of Kodak are being made only in accordance with authorizations of management and directors of Kodak; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kodak's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Kodak's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework" (2013). Based on management's assessment using the COSO criteria, management has concluded that Kodak's internal control over financial reporting was effective as of December 31, 2022. The effectiveness of Kodak's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, Kodak's independent registered public accounting firm, as stated in their report, refer to Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting
There was no change identified in Kodak's internal control over financial reporting that occurred during Kodak's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, Kodak's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board of Directors and Corporate Governance - Director Nominees" in the Company's Notice of 2023 Annual Meeting and Proxy Statement (the "Proxy Statement"), which will be filed within 120 days after December 31, 2022. The information required by Item 10 regarding audit committee composition and audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board of Directors and Corporate Governance - Committees of the Board - Audit and Finance Committee" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I of this report under the caption "Information About our Executive Officers". The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference, if necessary, from the information under the caption "Security Ownership of Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports" in the Proxy Statement.

We have adopted a Business Conduct Guide that applies to all of our officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions, as well as a Directors' Code of Conduct that applies to our directors. Our Business Conduct Guide and Directors' Code of Conduct are posted on our website located at http://investor.kodak.com/corporate-governance/supporting-documents. We intend to disclose future amendments to certain provisions of the Business Conduct Guide and waivers of the Business Conduct Guide granted to executive officers, on the website within four business days following the date of the amendment or waiver.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the information under the following captions in the Proxy Statement: "Executive Compensation", "CEO Pay Ratio", "Pay Versus Performance), "Director Compensation" and "Board of Directors and Corporate Governance – Compensation, Nominating and Governance Committee Interlocks and Insider Participation."

ITEM 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by Item 12 is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. "Securities Authorized for Issuance Under Equity Compensation Plans" is shown below.

EQUITY COMPENSATION PLAN INFORMATION

Information as of December 31, 2022, regarding the Company's equity compensation plans is summarized in the following table:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units and Restricted Stock Awards	Weighted-Average Exercise Price of Outstanding Options (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (3)	8,327,287	$ 6.97	4,579,397
Equity compensation plans not approved by security holders	—	—	—

(1) Represents the weighted-average exercise price of outstanding stock options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units and restricted stock awards under the Amended and Restated 2013 Omnibus Incentive Plan, as amended (the "Plan"), which do not have an exercise price.

(2) For the purposes of the number of shares available under the Plan, each outstanding stock option counts as a fraction of a share, based on the financial value of the stock option relative to a share.

(3) All shares covered by the Plan are now being treated as approved by shareholders based on the approval by shareholders of the amendment and restatement of the Plan on May 20, 2020, and the subsequent amendment of the Plan on May 19, 2021. The shares originally covered by the 2013 Omnibus Incentive Plan (the "Original Plan") were previously reported as not approved by shareholders because the Original Plan had been approved by the Bankruptcy Court pursuant to the Plan of Reorganization.

ITEM 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance – Director and Nominee Independence" in the Proxy Statement.

ITEM 14. **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by Item 14 is incorporated by reference from the information under the caption "Principal Accounting Fees and Services" in the Proxy Statement.

ITEM 15. FINANCIAL STATEMENT SCHEDULES, EXHIBITS

1. Valuation and qualifying accounts

Schedule II

Eastman Kodak Company
Valuation and Qualifying Accounts

(in millions)	Beginning Balance		Additions	Net Deductions and Other	Ending Balance	
Year ended December 31, 2022						
Reserve for doubtful accounts	$	7	2	2	$	7
Deferred tax valuation allowance	$	934	18	126	$	826
Year ended December 31, 2021						
Reserve for doubtful accounts	$	10	—	3	$	7
Deferred tax valuation allowance	$	1,112	33	211	$	934
Year ended December 31, 2020						
Reserve for doubtful accounts	$	8	7	5	$	10
Deferred tax valuation allowance	$	821	344	53	$	1,112

All other schedules have been omitted because they are not applicable, or the information required is shown in the financial statements or notes thereto.

Eastman Kodak Company
Index to Exhibits

**Exhibit
Number**

(3.1)   Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 as filed on September 3, 2013).

(3.2)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company. (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed November 16, 2016).

(3.3)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit (3.1) of the Company's Current Report on Form 8-K as filed September 12, 2019).

(3.4)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit (3.2) of the Company's Current Report on Form 8-K as filed September 12, 2019).

(3.5)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed December 29, 2020).

(3.6)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(3.7)   Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(3.8)   Fourth Amended and Restated By-Laws of Eastman Kodak Company (Incorporated by reference to Exhibit (3.5) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 as filed on May 12, 2020).

(4.1)   Registration Rights Agreement between Eastman Kodak Company and certain stockholders listed on Schedule 1 thereto, dated September 3, 2013. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A as filed on September 3, 2013).

(4.2)   Registration Rights Agreement by and among Eastman Kodak Company, Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust, dated November 15, 2016. (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K as filed November 16, 2016).

(4.3)   Shareholder Agreement, dated as of April 17, 2017, by and among Eastman Kodak Company, Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited, Deseret Mutual Pension Trust and Southeastern Asset Management, Inc. (Incorporated by reference to Exhibit 4.6 of the Company's Amendment No. 2 to Registration Statement on Form S-3 as filed on May 5, 2017).

(4.4)   Amendment No. 1 to Shareholder Agreement, dated as of May 20, 2019 by and among Eastman Kodak Company, Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust (Incorporated by reference to Exhibit (10.2) of the Company's Current Report on Form 8-K as filed May 21, 2019).

(4.5)   Registration Rights Agreement, dated as of May 24, 2019, by and among Eastman Kodak Company, Longleaf Partners SmallCap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust (Incorporated by reference to Exhibit (4.3) of the Company's Current Report on Form 8-K as filed May 24, 2019).

(4.6)   Registration Rights Agreement, dated as of February 26, 2021, by and between Eastman Kodak Company and GO EK Ventures IV, LLC (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(4.7)   Registration Rights Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, Kennedy Lewis Capital Partners Master Fund LP and Kennedy Lewis Capital Partners Master Fund II LP. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(4.8)   Board Rights Agreement, dated as of February 26, 2021, by and between Eastman Kodak Company and Kennedy Lewis Investment Management LLC (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(4.9)   Convertible Promissory Note, dated as of February 26, 2021, from Eastman Kodak Company to Kennedy Lewis Capital Partners Master Fund LP. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(4.10)   Convertible Promissory Note, dated as of February 26, 2021, from Eastman Kodak Company to Kennedy Lewis Capital Partners Master Fund II LP. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(4.11)   Description of Securities (Incorporated by reference to Exhibit 4.11 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.1)   Eastman Kodak Company 2013 Omnibus Incentive Plan (As Amended and Restated effective May 20, 2020 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 as filed August 11, 2020).

*(10.2)   First Amendment to the Eastman Kodak Company 2013 Omnibus Incentive Plan, as amended and restated (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 as filed on August 10, 2021).

*(10.3)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 as filed on November 12, 2013).

*(10.4)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 as filed on May 7, 2015).

*(10.5)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Modified Accelerated Vesting).(Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed on March 7, 2017).

*(10.6)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Continued Vesting). (Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed on March 7, 2017).

*(10.7)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit and Nonqualified Stock Option Award Agreement (with Forfeiture upon Termination). (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 as filed on August 9, 2017).

*(10.8)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed on March 19, 2014).

*(10.9)   Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Stock Unit Award Agreement (One Year Vesting). (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 as filed on August 9, 2017).

*(10.10) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Quarterly Director Restricted Stock Unit Award Agreement (Immediate Vesting). (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 as filed on November 7, 2019).

*(10.11) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Nonqualifed Stock Option Award Agreement (multiple tranches). (Incorporated by reference to Exhibit (10.2) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 as filed on November 10, 2020).

*(10.12) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Nonqualifed Stock Option Award Agreement (multiple tranches). (Incorporated by reference to Exhibit (10.3) of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 as filed on November 10, 2020).

*(10.13) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement (with Immediate Vesting) (Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.14) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Executive Restricted Stock Unit Award Agreement (with Modified Accelerated Vesting) (Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.15) Eastman Kodak Company 2013 Omnibus Incentive Plan Form of Director Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 as filed on August 10, 2021).

*(10.16) Eastman Kodak Company Deferred Compensation Plan for Directors dated December 26, 2013. (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed on March 19, 2014).

*(10.17) Eastman Kodak Company Officer Severance Policy, effective as of November 10, 2015 and revised as of February 16, 2023. (filed herewith).

*(10.18) Eastman Kodak Company Executive Compensation for Excellence and Leadership (as amended and restated January 1, 2014). (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 as filed on May 6, 2014).

*(10.19) Executive Chairman and CEO Agreement between Eastman Kodak Company and James V. Continenza, dated February 26, 2021 (Incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

*(10.20) James V. Continenza Consolidated Award Agreements, Tranches 1-4, dated February 20, 2019 (Incorporated by reference to Exhibit (10.24) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 as filed on April 1, 2019).

*(10.21) Amendment to Executive Chairman and CEO Agreement between Eastman Kodak Company and James V. Continenza, dated November 30, 2022 (filed herewith).

*(10.22) Employment Agreement between Eastman Kodak Company and David E. Bullwinkle, dated June 20, 2016. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 as filed on August 9, 2016).

*(10.23) Description of David E. Bullwinkle Compensation Increase. (Incorporated by reference to the description in Item 5.02 in the Company's Current Report on Form 8-K as filed on November 30, 2018).

*(10.24) Description of John O'Grady Compensation Increase. (Incorporated by reference to the description in Item 5.02 in the Company's Current Report on Form 8-K as filed on April 9, 2018).

*(10.25)   Letter Agreement Regarding Special Severance Plan dated May 31, 2018 between Eastman Kodak Company and Roger W. Byrd, Incorporated by reference to Exhibit (10.31) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 as filed on March 17, 2020).

(10.26)   Amendment No. 4 to Amended and Restated Credit Agreement (including attached Amended and Restated Credit Agreement), dated as of August 26, 2021 by and among Eastman Kodak Company, the Lenders named therein, the Guarantors named therein and Bank of America, N.A., as agent. (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.27)   Amendment No. 5 to Amended and Restated Credit Agreement (including attached Amended and Restated Credit Agreement), dated as of March 14, 2023 by and among Eastman Kodak Company, certain Lenders named therein, the Guarantors named therein and Bank of America, N.A., as agent (filed herewith).

(10.28)   Amended and Restated Security Agreement, dated May 26, 2016, from the Grantors referred to therein, as Grantors, to Bank of America, N.A., as Agent. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 as filed on August 9, 2016).

(10.29)   Letter of Credit Facility Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, the Lenders named therein, the Guarantors named therein, Bank of America, N.A., as administrative agent and collateral agent and Bank of America, N.A., as issuing bank. (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.30)   Amendment No. 1 to Letter of Credit Facility Agreement, dated as of March 14, 2023, by and among Eastman Kodak Company, the Lenders named therein, the Guarantors named therein, Bank of America, N.A., as administrative agent and collateral agent, and Bank of America, N.A., as issuing bank (filed herewith).

(10.31)   Security Agreement, dated February 26, 2021, from the Grantors referred to therein, as Grantors, to Bank of America, N.A., as Agent (Incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.32)   Credit Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, the Lenders named therein and Alter Domus (US) LLC, as Administrative Agent. (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.33)   Guarantee and Collateral Agreement, dated February 26, 2021, made by the Grantors referred to therein, as Grantors, to Alter Domus (US) LLC, as Administrative Agent (Incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.34)   Intercreditor Agreement, dated as of February 26, 2021, among Bank of America, N.A., as Representative with respect to the ABL Credit Agreement, Bank of America, N.A., as Representative with respect to the LC Credit Agreement, and Alter Domus (US) LLC, as Representative with respect to the Term Loan Agreement, Eastman Kodak Company, and each of the other Grantors party thereto (Incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.35)   Intercreditor Agreement, dated as of February 26, 2021, among Bank of America, N.A., as Representative with respect to the ABL Credit Agreement, Bank of America, N.A., as Representative with respect to the LC Credit Agreement, Eastman Kodak Company, and each of the other Grantors party thereto (Incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.36)   Series A Preferred Stock Purchase Agreement, dated as of November 7, 2016, by and among Eastman Kodak Company, Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K as filed on November 7, 2016).

(10.37)   Amendment Number One to Series A Preferred Stock Purchase Agreement, dated as of December 24, 2020, by and among Eastman Kodak Company, Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust (Incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on March 16, 2021).

(10.38)   Series A Preferred Stock Repurchase and Exchange Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund, C2W Partners Master Fund Limited and Deseret Mutual Pension Trust. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.39)   Series C Preferred Stock Purchase Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company and GO EK Ventures IV, LLC. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.40)   Securities Purchase Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, Kennedy Lewis Capital Partners Master Fund LP and Kennedy Lewis Capital Partners Master Fund II LP. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K as filed March 1, 2021).

(10.41)   Amended and Restated Settlement Agreement (Eastman Business Park) between Eastman Kodak Company, the New York State Department of Environmental Conservation, and the New York State Urban Development Corporation d/b/a Empire State Development, dated August 6, 2013. (Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 as filed on November 12, 2013).

(21)   Subsidiaries of Eastman Kodak Company, filed herewith.

(23.1)   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

(31.1)   Certification signed by James V. Continenza, filed herewith.

(31.2)   Certification signed by David E. Bullwinkle, filed herewith.

(32.1)   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by James V. Continenza, filed herewith.

(32.2)   Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by David E. Bullwinkle, filed herewith.

(101.CAL) Inline XBRL Taxonomy Extension Calculation Linkbase.

(101.INS) Inline XBRL Instance Document.

(101.LAB) Inline XBRL Taxonomy Extension Label Linkbase.

(101.PRE) Inline XBRL Taxonomy Extension Presentation Linkbase.

(101.SCH) Inline XBRL Taxonomy Extension Scheme Linkbase.

(101.DEF) Inline XBRL Taxonomy Extension Definition Linkbase.

104   Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

* Management contract or compensatory plan or arrangement.

Eastman Kodak Company was granted confidential treatment for certain information contained in this exhibit. Such information was filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment under 17 C.F.R. §§ 200.80(b)(4) and 240.24b-2

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By: /s/ James V. Continenza
James V. Continenza
Executive Chairman and Chief Executive Officer
March 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	**Title**
By: /s/ James V. Continenza James V. Continenza	Executive Chairman and Chief Executive Officer (Principal Executive Officer)
By: /s/ David E. Bullwinkle David E. Bullwinkle	Chief Financial Officer (Principal Financial Officer)
By: /s/ Richard T. Michaels Richard T. Michaels	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)
By: /s/ B. Thomas Golisano B. Thomas Golisano	Director
By: /s/ Philippe D. Katz Philippe D. Katz	Director
By: /s/ Kathleen B. Lynch Kathleen B. Lynch	Director
By: /s/ Jason New Jason New	Director
By: /s/ Darren L. Richman Darren L. Richman	Director
By: /s/ Michael E. Sileck, Jr. Michael E. Sileck, Jr.	Director

Date: March 16, 2023

[This page intentionally left blank]

NOTICE OF 2023 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice: April 5, 2023

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

[This page intentionally left blank]

TABLE OF CONTENTS

CAUTIONARY NOTE:

This proxy statement includes "forward–looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Forward–looking statements include statements concerning Eastman Kodak Company's plans, objectives, goals, strategies, future events, and business trends and other information that is not historical information. When used in this document, the words ''estimates,'' ''expects,'' ''intends,'' ''believes,'' ''continues,'' ''goals,'' ''targets,'' ''ongoing,'' or future or conditional verbs, such as ''will,'' ''should,'' ''could,'' or ''may,'' and similar words and expressions, as well as statements that do not relate strictly to historical or current facts, are intended to identify forward–looking statements. All forward–looking statements are based upon our current expectations and assumptions. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or those expressed in or implied by such forward-looking statements. Important factors that could cause actual events or results to differ materially from the forward-looking statements include, among others, the risks and uncertainties described in more detail in our Annual Report on Form 10-K under the headings ''Business,'' ''Risk Factors,'' ''Legal Proceedings'' and/or ''Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources,'' and in other filings we make with the Securities and Exchange Commission (SEC) from time to time.

Future events and other factors may cause our actual results to differ materially from the forward–looking statements. All forward–looking statements attributable to us or persons acting on our behalf apply only as of the date of this proxy statement and are expressly qualified in their entirety by the cautionary statements included or referenced in this document. We undertake no obligation to update or revise forward–looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by law.



April 5, 2023

Dear Shareholder:

*You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 17, 2023 at 1:00 p.m. Eastern Time. The Annual Meeting will be conducted as a virtual meeting of shareholders by means of a live webcast. We believe hosting a virtual meeting enables greater shareholder attendance and participation from any location. You will be able to attend the Annual Meeting online, vote your shares electronically, and submit your questions during the meeting by visiting **meetnow.global/MXP95AC** and entering the 15-digit control number on your proxy card or Notice of Internet Availability of Proxy Materials. There is no physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. For additional information regarding procedures for attending the Annual Meeting, see "What do I need to do to participate in the Annual Meeting?" in the accompanying Proxy Statement.*

Whether or not you will participate in the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card (if you have requested and received a printed copy of the proxy materials) or voting instruction form. We encourage you to use the internet, as it is the most cost-effective way to vote. Even if you have voted by internet, telephone or proxy card, you may still vote online if you participate in the virtual meeting. We would like to take this opportunity to remind you that your vote is very important.

Sincerely,

James V. Continenza
Executive Chairman and Chief Executive Officer

NOTICE OF THE 2023 ANNUAL MEETING OF SHAREHOLDERS

The 2023 Annual Meeting of Shareholders (Annual Meeting) of Eastman Kodak Company will be held on Wednesday, May 17, 2023 at 1:00 p.m. Eastern Time, virtually via a live webcast at meetnow.global/MXP95AC. To attend the Annual Meeting, you will need your 15-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. For additional information regarding procedures for attending the Annual Meeting, see "What do I need to do to participate in the Annual Meeting?" in the accompanying Proxy Statement. We are asking our shareholders to vote on the following proposals at the Annual Meeting:

1. Election of the seven director nominees named in the Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Advisory vote to approve the compensation of our named executive officers.
3. Ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.
4. Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors recommends you vote FOR each of the nominees listed in Proposal 1 and FOR Proposals 2 and 3.

If you held your shares at the close of business on March 23, 2023, you are entitled to vote at the Annual Meeting.

We follow the Securities and Exchange Commission's "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. These rules allow us to provide you with the information you need, while lowering the cost of delivery.

If you have any questions about the Annual Meeting, please contact: Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0235, (585) 724-4053, e-mail: **shareholderservices@kodak.com.**

By Order of the Board of Directors

Roger W. Byrd
General Counsel, Secretary and Senior Vice President
Eastman Kodak Company
April 5, 2023

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 17, 2023: The Notice of the 2023 Annual Meeting and Proxy Statement and 2022 Annual Report on Form 10-K are available at www.envisionreports.com/KODK.

[This page intentionally left blank]

PROXY STATEMENT

QUESTIONS & ANSWERS

Q. *Why am I receiving these proxy materials?*

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or has delivered printed versions to you by mail if requested, in connection with the 2023 Annual Meeting of Shareholders (the Annual Meeting) of Eastman Kodak Company (the Company), which will take place on Wednesday, May 17, 2023 at 1:00 p.m. Eastern Time. We are holding the Annual Meeting virtually by means of a live webcast. By visiting **meetnow.global/MXP95AC**, you will be able to attend the Annual Meeting online, vote your shares, and submit your questions during the meeting via the internet. There will not be a physical meeting location, and you will not be able to attend in-person. Please note that if you hold your shares in ''street name'' through a bank, broker or other nominee, you must contact your bank, broker or other nominee to obtain a legal proxy, and register in advance with Computershare to attend and vote at the Annual Meeting. Please see ''How do I register to participate in the Annual Meeting?'' below. As a shareholder, you are invited to attend the Annual Meeting online and are entitled and requested to vote on the proposals described in this Proxy Statement. We are making these proxy materials available to you on April 5, 2023.

Q. *What is included in these proxy materials?*

A. These proxy materials include:

- Notice of the Annual Meeting and Proxy Statement; and
- Our 2022 Annual Report on Form 10-K.

If you received printed versions of the proxy materials by mail, these proxy materials also include a proxy card.

Q. *What am I voting on?*

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 17, 2023 at 1:00 p.m. Eastern Time, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of the seven director nominees named in this Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Advisory vote to approve the compensation of our named executive officers.
3. Ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.

The Board recommends you vote FOR each of the director nominees listed in Proposal 1 and FOR Proposals 2 and 3.

Q. *Will any other matters be voted on?*

A. We are not aware of any other matters that shareholders will be asked to vote on at the Annual Meeting. If any other matter is properly brought before the Annual Meeting, the named proxies, James V. Continenza and Roger W. Byrd, will vote for you on such matter in their discretion. New Jersey law (under which the Company is incorporated) requires you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. *Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?*

A. We follow the SEC's ''e-proxy'' rules that allow public companies to furnish proxy materials to shareholders over the internet. The ''e-proxy'' rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials. We mailed the Notice of Internet Availability to many of our shareholders on April 5, 2023.

The Notice of Internet Availability provides instructions on how to:

- View our proxy materials for the Annual Meeting on the internet and vote; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of mailing documents to you.

Q. *Why didn't I receive a notice in the mail about the internet availability of the proxy materials?*

A. We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice of Internet Availability.

In addition, we are providing the Notice of Internet Availability by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where the proxy materials are available.

Q. *Where can I view the proxy materials on the internet?*

A. We are making this Proxy Statement and voting instructions available to shareholders on April 5, 2023, at **www.edocumentview.com/KODK**. We are also making our 2022 Annual Report on Form 10-K available at the same time and by the same method. The 2022 Annual Report on Form 10-K is not a part of the proxy solicitation material and is not incorporated herein by reference.

Q. *How can I receive a printed copy of the proxy materials?*

A. **Shareholder of Record.** You may request a printed copy of the proxy materials by any of the following methods:

- Telephone: call toll-free at 1-866-641-4276;
- Internet at www.envisionreports.com/KODK; or
- E-mail at investorvote@computershare.com. Reference "Proxy Materials Eastman Kodak Company" in the subject line. In the message, include your full name and address, the 15-digit control number located in the shaded bar on the Notice of Internet Availability/proxy card, and state that you want to receive a paper copy of current and/or future meeting materials.

To facilitate timely delivery, your request must be received by May 8, 2023.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your bank, broker or other nominee.

Q. *What is the difference between holding shares as a shareholder of record and as a beneficial owner?*

A. Most of our shareholders hold their shares in "street name" through a bank, broker or other nominee (beneficial owner) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shareholders of record and beneficial owners.

Shareholder of Record. If your shares are registered in your name with our transfer agent, Computershare, you are considered the shareholder of record of these shares, and we are making these proxy materials available directly to you. As a shareholder of record, you have the right to give your voting proxy to our management or a third party, or to vote electronically via the internet at the Annual Meeting.

Beneficial Owner. If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, broker or nominee is making these proxy materials available to you together with a voting instruction form. As the beneficial owner, you have the right to direct your bank, broker or nominee on how to vote your shares. Your bank, broker or nominee has enclosed or provided voting instructions for you to use in directing the bank, broker or nominee on how to vote your shares. You are also invited to participate in the Annual Meeting; however; you may not attend the Annual Meeting as a shareholder unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares and register in advance with Computershare. For more information, see "How do I register to participate in the Annual Meeting" below.

Q. *How do I vote?*

A. **Shareholder of Record.** If you are a shareholder of record, there are four ways to vote:

- By internet at www.envisionreports.com/KODK. We encourage you to vote this way.
- By touch tone telephone: within the U.S.A., U.S. territories and Canada, call toll-free at 1-800-652-VOTE (8683); or outside the U.S.A., U.S. territories and Canada, call collect at 1-781-575-2300.
- By completing and mailing your proxy card (if you requested and received a printed copy of the proxy materials).
- By using the electronic voting options included as part of the live webcast during the Annual Meeting at meetnow.global/MXP95AC.

Votes submitted during the Annual Meeting must be received no later than the closing of the polls at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your bank, broker or nominee.

Whether you are a shareholder of record or a beneficial owner, your shares will be voted as you indicate.

Q. *What happens if I do not give specific voting instructions?*

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the named proxies, James V. Continenza and Roger W. Byrd, will vote your shares in the manner recommended by our Board (i.e., FOR each of the director nominees named in Proposal 1 and FOR Proposals 2 and 3) and in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. If you do not provide your bank, broker or nominee with specific voting instructions, or if you do not obtain a legal proxy that gives you the right to vote the shares electronically via the internet at the Annual Meeting, your shares will not be voted or counted with respect to Proposals 1 and 2, which are non-routine proposals. Your bank, broker or nominee has discretionary authority to vote your uninstructed shares with respect to Proposal 3, which is a routine proposal. Uninstructed shares with respect to non-routine proposals (Proposals 1 and 2) for which your bank, broker or nominee does not have discretionary authority are known as "broker non-votes."

Q. *Who can vote?*

A. You must be a shareholder of record or a beneficial owner as of the close of business on March 23, 2023, the record date for the Annual Meeting, to be eligible to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Holders of 5.0% Series C Convertible Preferred Stock (Series C preferred stock) are entitled to vote upon all matters upon which holders of common stock have the right to vote, and at the Annual Meeting are entitled to the number of votes equal to 10 times the number of full shares of Series C preferred stock outstanding at the record date. Such votes will be counted together with shares of common stock and not separately as a class.

Q. *How can I change my vote or revoke my proxy?*

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a new vote by internet or telephone;
- Returning a timely, properly completed, later-dated proxy card; or
- Sending a timely, written notification of revocation to Roger W. Byrd, Secretary, at our principal executive office.

Shareholders who participate in the Annual Meeting and who have not voted their shares prior to the Annual Meeting or who wish to change their vote will be able to vote their shares electronically via the internet at the Annual Meeting while the polls are open. Attending the meeting without voting during the meeting will not, by itself, revoke a previously submitted proxy unless you specifically request your prior proxy be revoked. Only your latest, properly submitted vote will be counted.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or nominee.

Q. *What vote is required to approve each proposal?*

A. The following table describes the voting requirements for each proposal:

Proposal 1 – Election of Directors	As set forth in our By-laws, the Board has adopted a majority voting standard for uncontested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the 2023 election of directors is an uncontested election.
	To be elected in an uncontested election, a director nominee must be elected by a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast FOR a nominee's election must exceed the number of votes cast AGAINST the nominee's election. Each nominee receiving more votes FOR his or her election than votes AGAINST his or her election will be elected.

Proposal 2 – Advisory Vote to Approve the Compensation of our Named Executive Officers	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon. However, because this is an advisory vote, the results of the vote are not binding on the Board or our Compensation, Nominating and Governance Committee who value the opinions expressed by our shareholders in their votes on this proposal. The outcome of the vote will be taken under advisement by the Board and the Compensation, Nominating and Governance Committee in future consideration and development of our compensation practices.
Proposal 3 – Ratification of the Audit and Finance Committee's Selection of Ernst & Young LLP as our Independent Registered Public Accounting Firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting by holders entitled to vote thereon.

Q. *How are votes counted?*

A. For Proposal 1, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. In tabulating the voting results for the election of directors, only votes "FOR" and "AGAINST" will impact the outcome of the vote. For Proposal 1, abstentions are not counted and will not impact the outcome of the vote. Broker non-votes are not counted and will not impact the outcome of the vote.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to Proposals 2 and 3. In tabulating the voting results for these proposals, "FOR" and "AGAINST" votes are counted. For Proposals 2 and 3, abstentions are not counted and will not impact the outcome of the vote. With respect to Proposal 2, broker non-votes are not counted and will not impact the outcome of the vote. A bank, broker or nominee will have discretionary authority to vote on Proposal 3 relating to the ratification of the selection of our independent registered public accounting firm. Since brokers have authority to vote on behalf of beneficial owners with respect to Proposal 3, there will be no broker non-votes for Proposal 3.

Q. *Who will count the vote?*

A. Computershare will count the votes. A representative from Computershare will serve as the inspector of election.

Q. *Who can attend the virtual Annual Meeting?*

A. If you held your shares as of the close of business on March 23, 2023, the record date for the Annual Meeting, you may attend the virtual Annual Meeting and electronically vote on the proposals for consideration at the Annual Meeting. Beneficial owners holding shares in "street name" must register in advance to attend the Annual Meeting. See "How do I register to participate in the Annual Meeting?" below.

Q. *What do I need to do to participate in the Annual Meeting?*

A. We will conduct the Annual Meeting as a virtual meeting of shareholders by means of a live webcast. We aim to provide shareholders the same rights and comparable opportunities for participation that have been historically provided at our in-person annual meetings.

You are entitled to participate in the Annual Meeting only if you were a shareholder of the Company as of the close of business on the record date or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held, and you will not be able to attend the Annual Meeting in person.

Shareholders will be able to attend the Annual Meeting online and submit questions during the meeting by visiting meetnow.global/MXP95AC. You also will be able to vote your shares online by attending the Annual Meeting by webcast. To participate in the Annual Meeting, you will need to review the information included on your Notice of Internet Availability, on your proxy card or on the instructions that accompanied your proxy materials. You will need to enter the 15-digit control number on your proxy card or Notice of Internet Availability.

If you are a Beneficial Owner, you must register in advance using the instructions below.

The online Annual Meeting will begin promptly at 1:00 p.m. Eastern Time. We encourage you to access the meeting prior to the start time leaving ample time for the check-in process. Please follow the registration instructions as outlined in this Proxy Statement.

Q. *How do I register to participate in the Annual Meeting?*

A. If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the Notice of Internet Availability or proxy card you received.

If you are a Beneficial Owner holding your shares through an intermediary, such as a bank, broker or other nominee, you must obtain a legal proxy from your bank, broker or nominee and register in advance to attend the Annual Meeting virtually on the internet. To register to attend the Annual Meeting online by webcast you must submit proof of your legal proxy obtained from your bank, broker or other nominee, reflecting your Kodak holdings along with your name and e-mail address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on May 12, 2023.

You will receive a confirmation of your registration by e-mail after Computershare receives your registration materials.

Requests for registration should be directed to the following:

By e-mail:

Forward the e-mail from your bank, broker or other nominee or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare
Eastman Kodak Company Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Q. *How can I ask questions during the Annual Meeting?*

A. Shareholders participating in the Annual Meeting may, after entering the 15-digit control number on your proxy card or Notice of Internet Availability, submit questions during the Annual Meeting. We will answer questions submitted during the Annual Meeting that are pertinent to meeting matters and that comply with the meeting rules of conduct, as time permits.

Q. *What if I have trouble accessing the Annual Meeting virtually?*

A. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Q. *What is the quorum requirement of the Annual Meeting?*

A. The holders of shares entitled to cast a majority of the votes on March 23, 2023, will constitute a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum. On March 23, 2023, there were 79,340,439 shares of our common stock outstanding and 1,096,797 shares of our Series C preferred stock outstanding. As of the record date, each share of Series C preferred stock is entitled to 10 votes. Accordingly, holders entitled to cast 45,154,205 votes will constitute a quorum for the Annual Meeting.

Q. *Where can I find the voting results of the Annual Meeting?*

A. We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If final results are not available at such time, the Form 8-K will disclose preliminary results, to be followed with an amended Form 8-K when final results are available.

Q. *What is the procedure to nominate someone to the Board in 2024?*

A. Our By-laws provide that any shareholder can nominate a person for election to the Board so long as the shareholder follows the procedure outlined in our By-laws as summarized below. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Compensation, Nominating and Governance Committee. The complete description of the procedure for shareholder nominations of director candidates is contained in our By-laws. You can request a copy of the full text of this By-law provision by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at https://investor.kodak.com/corporate-governance/supporting-documents.

For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming annual meeting is within 30 days of the anniversary of the annual meeting for the previous year and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 100 days prior to

the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal executive office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The deadline to nominate a person for election to the Board at the Annual Meeting has passed. For our 2024 Annual Meeting of Shareholders (the 2024 Annual Meeting), notice of nomination must be delivered to our Secretary no earlier than January 18, 2024 and no later than February 17, 2024.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons nominated in accordance with this procedure will be eligible for election as directors at the 2024 Annual Meeting.

In addition to satisfying the advance notice requirements under our By-laws and Rule 14a-8 of the Securities Exchange Act of 1934, as amended (Exchange Act), shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Q. *What is the deadline to propose actions for inclusion in our 2024 Proxy Statement?*

A. For a shareholder proposal to be considered for inclusion in our proxy statement for the 2024 Annual Meeting, the Secretary must receive the written proposal at our principal executive office no later than the close of business on December 7, 2023. Proposals received after this date will be considered untimely. Proposals must comply with SEC regulations under Rule 14a-8 of the Exchange Act, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

> Secretary
> Eastman Kodak Company
> 343 State Street
> Rochester, NY 14650-0224

Q. *What is the deadline to propose actions for consideration at the 2024 Annual Meeting?*

A. For a shareholder proposal that is not intended to be included in our proxy statement under Rule 14a-8, the shareholder must provide the information required by our By-laws and give timely notice to the Secretary in accordance with our By-laws, which, in general, require that the notice be received by the Secretary:

- No earlier than the close of business on January 18, 2024; and
- No later than the close of business on February 17, 2024.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2023 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the anniversary of the 2023 Annual Meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our principal executive office for a copy of the relevant By-law provisions regarding the requirements for shareholder proposals. Our By-laws can also be accessed at https://investor.kodak.com/corporate-governance/supporting-documents.

Q. *Who will pay the cost of this proxy solicitation?*

A. We will bear all costs related to this proxy solicitation. We will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries representing beneficial owners of shares for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to such beneficial owners. Our directors, officers and employees may also solicit proxies and voting instructions in person, by telephone or by other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. *What other information about us is available?*

A. The following information is available on our website at https://investor.kodak.com/corporate-governance/supporting-documents:

- Corporate Responsibility Principles
- Corporate Governance Guidelines
- Business Conduct Guide
- Eastman Kodak Company Certificate of Incorporation and By-laws
- Charters of the Board's Committees (Audit and Finance Committee and Compensation, Nominating and Governance Committee)
- Directors' Code of Conduct
- Board of Directors Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements
- Majority Vote Policy
- Anti-Hedging and Pledging Policy
- Related Party Transactions Policy and Procedures
- Compensation, Nominating and Governance Committee Policy on Equity Awards
- Corporate Political Contributions and Expenditures Policy

You may request printed copies of any of these documents by contacting:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0235
(585) 724-4053

E-mail: shareholderservices@kodak.com

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

We are sending a Notice of Internet Availability or set of proxy materials to each shareholder of record. This year, we have elected not to take advantage of the SEC's householding rules that allow us to deliver a single set of the Notice of Internet Availability or proxy materials to shareholders of record who share the same address. If you are a beneficial owner, your bank, broker or other nominee may continue to send a single set of the Notice of Internet Availability or proxy materials to your household. Please contact your bank, broker or other nominee if you wish to adjust your preferences regarding the delivery of the Notice of Internet Availability or proxy materials.

PRINTED COPY OF 2022 ANNUAL REPORT ON FORM 10-K

Our 2022 Annual Report on Form 10-K is available on our website at https://investor.kodak.com/financials.cfm. We will provide you, without charge, upon request, a printed copy of our 2022 Annual Report on Form 10-K. To receive a printed copy of the 2022 Annual Report on Form 10-K, please contact:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0235
(585) 724-4053

E-mail: shareholderservices@kodak.com

PROPOSAL 1

PROPOSAL 1 – ELECTION OF DIRECTORS

Our By-laws require us to have at least five but no more than 13 directors. The number of directors, which is set by the Board, is currently seven. Mr. Continenza, our Executive Chairman and Chief Executive Officer, is the only director who is an employee of the Company.

The following directors are standing for re-election, having been elected at the 2022 Annual Meeting of Shareholders (2022 Annual Meeting), and have been recommended for nomination by the Compensation, Nominating and Governance Committee: James V. Continenza, B. Thomas Golisano, Philippe D. Katz, Kathleen B. Lynch, Jason New, Darren L. Richman and Michael E. Sileck, Jr. All nominees have consented to serve if elected.

Mr. Richman has served on the Board since April 2021 and is a designee of Kennedy Lewis Investment Management LLC (KLIM). In connection with debt financing we obtained from Kennedy Lewis Capital Partners Master Fund LP (KLIM Fund I) and Kennedy Lewis Capital Partners Master Fund II LP (KLIM Fund II and, collectively with KLIM Fund I, the KLIM Lenders) pursuant to the Credit Agreement among the Company, the KLIM Lenders, as lenders, and Alter Domus (US) LLC, as administrative agent (the Term Loan Credit Agreement), we agreed to appoint an individual designated by KLIM as a Board member at or prior to the 2021 Annual Meeting. KLIM has the right to nominate one director at each subsequent shareholder meeting until the earlier to occur of (i) February 26, 2024 or (ii) KLIM affiliated funds ceasing to hold at least 50% of the original principal amount of the term loans and commitments under the Term Loan Credit Agreement. Until KLIM affiliated funds cease to hold at least 50% of the original principal amount of the term loans and commitments under the Term Loan Credit Agreement, at any time that KLIM's designated director is not serving on the Board, KLIM will have the right to designate a non-voting observer to the Board.

Mr. Golisano is a nominee designated in connection with the Series C Preferred Stock Purchase Agreement (the Series C Purchase Agreement) dated as of February 26, 2021, between the Company and GO EK Ventures IV, LLC (GO EK Ventures), whereby GO EK Ventures has the contractual right to nominate one director to the Board. This nomination right expires on February 26, 2024. Following February 26, 2024, if dividends on the Series C preferred stock are in arrears for six or more consecutive or non-consecutive dividend periods, GO EK Ventures will be entitled to nominate one director at the next annual shareholder meeting and all subsequent shareholder meetings until all accumulated dividends on such Series C preferred stock have been paid in full in the form of additional shares of Series C preferred stock or the liquidation preference has been increased by the amount of any unpaid dividends, at which time any such director serving on the Board shall resign. The foregoing nomination rights will automatically terminate upon GO EK Ventures ceasing to directly or indirectly hold at least a majority of the shares of the Series C preferred stock purchased or the common stock received upon the conversion of such shares. Such nomination rights are exclusive to GO EK Ventures and do not transfer with the Series C preferred stock.

If elected, all of the nominees for director will serve a one-year term or until their successors are duly elected and qualified. Information about the director nominees is provided in the section entitled "Board of Directors and Corporate Governance" in this Proxy Statement. If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

Director nominees are elected by a majority of votes cast. Each director nominee who receives more "FOR" than "AGAINST" votes cast for his or her election will be elected. If a director nominee receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, the Board will decide whether to accept the irrevocable letter of resignation the nominee submitted as a condition of being nominated to the Board in accordance with our Majority Vote Policy.

The Board of Directors recommends a vote FOR the election of each of the director nominees.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

DIRECTOR NOMINEES

The Compensation, Nominating and Governance Committee and the Board seek to ensure the Board is composed of members who bring an appropriate mix of skills and experience across a variety of disciplines, including strategic planning, organizational management, technology, corporate finance, mergers and acquisitions, marketing, digital technologies, public policy, economics, executive compensation, risk management, international operations, corporate governance and internal controls, each of which is an important area of responsibility for the Board and its committees.

The Board and the Compensation, Nominating and Governance Committee believe each of the director nominees possesses important experience and skills that provide the Board with an optimal balance of leadership, competencies and qualifications in areas that are important to our company. Each of our director nominees has high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of our shareholders.

In addition to the biographical information in each director nominee's profile below, the Board and the Compensation, Nominating and Governance Committee considered the listed *Key Experience, Skills and other Qualifications* in its evaluation and determination to nominate each director for re-election.

JAMES V. CONTINENZA   *Director since April 2013, Chairman since September 2013,*
Executive Chairman since February 2019 , and Chief Executive Officer since July 2020

James V. Continenza, age 60, leads the transformation of Kodak as Executive Chairman and Chief Executive Officer. He was appointed by the Board as Executive Chairman in February 2019 and as Chief Executive Officer in July 2020. Mr. Continenza joined the Board of Kodak in April 2013 and became Chairman of the Board in September 2013. Mr. Continenza served as the Chairman and Chief Executive Officer of Vivial Inc., a privately held marketing technology and communications company from September 2012 through June 2021, and served as Chairman and Chief Executive Officer of Vivial Media LLC, a portion of Vivial Inc. remaining after a partial sale, from June 2021 to January 2022. He has also held leadership roles at STi Prepaid, LLC, a telecommunications company; Anchor Glass Container Corp., a leading manufacturer of glass containers; Teligent, Inc., a provider of communications services including voice, data, and internet access; Lucent Technologies Product Finance, a global leader in telecom equipment; and AT&T Inc., a telecommunications company.

In addition to his management experience, Mr. Continenza serves and has served on the board of directors of a number of public and private companies. Mr. Continenza served on the boards of directors of NII Holdings, Inc. (Nasdaq: NIHD), the holding company for Nextel Brazil, a wireless communication services provider, from August 2015 to August 2019. Among other private company boards, Mr. Continenza currently serves on the board of directors of Wildcat Discovery Technologies, Inc. ("Wildcat"), a private technology company that uses proprietary methods to research and develop new battery materials. Mr. Continenza was appointed to the board of Wildcat as the Company's designee in connection with the Company's purchase of preferred securities of Wildcat.

Previously, Mr. Continenza served on the boards of directors of Datasite LLC (formerly known as Merrill Corporation) from July 2013 to December 2020 and Cenveo Corporation, an industry leader in transformative publishing solutions, from September 2018 to September 2022.

Key Experience, Skills and other Qualifications:

Mr. Continenza brings a proven track record of guiding leading technology companies through transformations. Mr. Continenza has extensive experience in the management and governance of a wide range of companies, including technology companies, with a particular focus on companies that have undergone significant corporate restructuring. He brings to the Board valuable expertise in technology, marketing, operations, strategic planning, mergers and acquisitions, and executive compensation. In addition, Mr. Continenza brings corporate governance and risk management expertise to the Board through his past and current executive positions and service as a board member of diverse companies.

B. THOMAS GOLISANO   *Director since May 2021*

B. Thomas Golisano, age 81, is an entrepreneur, philanthropist and founder of Paychex, Inc. (Nasdaq: PAYX), a provider of human resource, payroll, and benefits outsourcing services for small- to medium-sized businesses. Mr. Golisano founded Paychex in 1971 and served as its President and Chief Executive Officer until October 2004 and Chairman of the Board until December 2021. Since April 2016, Mr. Golisano has served on the board of directors of Twinlab Consolidated Holdings, Inc. (OTC.PK: TLCC), a marketer, distributor, and direct-to-consumer retailer of branded nutritional supplements and other natural products. He is also an investor and member of the board of directors of numerous private companies, including Botkeeper, Inc., Ouiby, Inc., Cognivue, Inc., and Greenlight Networks, Inc. Mr. Golisano is the founder and member of the board of trustees of the B. Thomas Golisano Foundation.

Key Experience, Skills and other Qualifications:

Mr. Golisano brings to the Board substantial executive leadership experience, including as the founder and chair of a large public company.

PHILIPPE D. KATZ   *Director since February 2019*

Philippe D. Katz, age 61, has been a partner of the private investment firm United Equities Commodities Company since February 1995. Mr. Katz has been a director and officer of Momar Corp., a private investment firm, since May 2010, a partner of Marneu Holding Company, a privately held investment company, since February 2007, and a director and officer of 111 John Realty Corp., a property management company, since December 1995. In addition, Mr. Katz is a managing member of K.F. Investors LLC, a privately held investment company, a position he has held since March 2007. Mr. Katz has served on the board of directors of Berkshire Bancorp, Inc. since June 2013. Mr. Katz served as an observer to our Board from September 2013 to February 2019.

Key Experience, Skills and other Qualifications:

Mr. Katz has extensive experience in investing, finance and corporate strategy. Mr. Katz brings to the Board knowledge of capital markets, risk management and corporate finance, all of which are considered important to our business.

KATHLEEN B. LYNCH   *Director since May 2021*

Kathleen B. Lynch, age 57, served as the Chief Operating Officer and Group Managing Director of UBS Wealth Management Americas and UBS Americas Holding LLC, an intermediate holding company for the U.S. based subsidiaries of UBS Group AG, a global wealth manager and financial services firm, from February 2013 until May 2018. Prior to that she served twenty-five years at Merrill Lynch/Bank of America in a variety of leadership positions in global markets and investment banking and global research. Ms. Lynch has served on the board of directors of UBS Americas Holding LLC since July 2016, where she serves on the audit & finance committee and risk committee. From April 2017 until March 2022, Ms. Lynch served on the board of directors of Depository Trust & Clearing Corporation (DTCC), the premier post-trade market infrastructure for the world's financial markets.

Key Experience, Skills and other Qualifications:

In addition to governance and board service as a skill set, Ms. Lynch brings to the Board extensive skills, leadership and deep expertise in strategy execution and development, risk and talent management and regulatory matters. Her leadership experience is across a diverse set of businesses including wealth management, operations, technology and global markets. She has held global, regional, and business responsibilities throughout her career, overseeing major transformation initiatives, business integration efforts and implementation of digital strategy and platforms. She brings a strong focus on the full spectrum of risk types in crisis management.

JASON NEW   *Director since September 2013*

Jason New, age 54, is the Co-Founder and Managing Partner of NovaWulf Digital Management, LP, an investment fund formed in 2021. Mr. New oversees the firm's portfolio construction, research, legal and regulatory review, deal origination and execution. Previously, Mr. New served as Co-CEO of Onex Credit, the credit investing arm of Onex Corporation (Onex) from April 2020 to December 2021. Prior to joining Onex, Mr. New was the Senior Managing Director of The Blackstone Group L.P., a global investment and advisory firm, and the Head of Special Situation Investing for GSO Capital Partners LP (GSO), a credit-oriented alternative asset manager, having served in such positions from 2005 until December 2019. Before joining GSO in 2005, Mr. New was a senior member of Credit Suisse's distressed finance group. Mr. New joined Credit Suisse in 2000 when it acquired Donaldson, Lufkin & Jenrette (DLJ), where he was a member of DLJ's restructuring group. Prior to joining DLJ in 1999, he was an associate with the law firm Sidley Austin LLP, where he practiced in the firm's corporate reorganization group.

Mr. New has served on the board of directors of several public companies, including TeraWulf Inc. (Nasdaq: WULF), a digital asset technology company with a core business of sustainable bitcoin mining, where he has served since November 2021.

Key Experience, Skills and other Qualifications:

Mr. New has significant expertise in investment strategies and opportunities, with a particular focus on companies that have experienced distressed economic conditions or are in various stages of restructuring. He brings to the Board skills in developing creative financial solutions and strategies, which are critical to our ability to sustain growth and profitability as a manufacturing company in a competitive environment. Mr. New is highly experienced in complex financial and investment transactions. He also has a legal background, which is useful in the governance and risk management issues facing our company.

DARREN L. RICHMAN   *Director since April 2021*

Darren L. Richman, age 51, is the Co-Founder and a Managing Member of Kennedy Lewis Investment Management LLC (KLIM), an investment adviser, and a Managing Member of funds managed by KLIM, having served in those positions since November 2017. Mr. Richman was a Senior Managing Director with Blackstone from 2006 to 2016 where he focused on special situation and opportunistic investments, and he sat on the Investment Committee for GSO Capital Partner's opportunistic credit funds and special situation funds. Before joining GSO Capital Partners, Mr. Richman was a Founding Member of DiMaio Ahmad Capital, where he was the Co-Head of its Investment Research Team, from 2003 to 2006. Previously, Mr. Richman was a Vice President and Senior Special Situations Analyst at Goldman Sachs, from 1999 to 2003. Mr. Richman began his career with Deloitte & Touche, ultimately serving as a Manager in the firm's Mergers and Acquisitions Services Group, from 1994 to 1999. He was formerly a Certified Public Accountant and a Member of the American Institute of Certified Public Accountants.

Mr. Richman has also served on the boards of directors of several public and private companies and not-for-profit organizations. From October 2020 through November 2022, Mr. Richman served on the board of directors of F45 Training Holdings Inc. (NYSE:FXLV), a fitness franchisor focused on creating a leading global fitness training and lifestyle brand. Mr. Richman also currently serves on the board of directors of Outward Bound USA, and on the executive board of directors of the New York University Stern School of Business.

Key Experience, Skills and other Qualifications:

Mr. Richman brings to the Board valuable financial, accounting and investment experience. In particular, the Board values Mr. Richman's knowledge, expertise and experience with respect to special situation and opportunistic investments.

MICHAEL E. SILECK, JR.   *Director since May 2021*

Michael E. Sileck, Jr., age 62, has served as the President and owner of SeaAgri Solutions, LLC, a global manufacturer and distributor of proprietary ocean minerals for the agricultural and human consumption markets since March 2020. Mr. Sileck was the Chief Operating Officer and Chief Financial Officer of World Wrestling Entertainment, Inc. (NYSE: WWE) from June 2005 to December 2008 and previously served as the Chief Financial Officer of Monster Worldwide, Inc. from March 2002 to March 2005 and Senior Vice President and Chief Financial Officer of USA Networks, Inc. (predecessor to InterActiveCorp) from September 1999 to February 2002.

Mr. Sileck has served on the boards of directors of numerous public and private companies.

Key Experience, Skills and other Qualifications:

Mr. Sileck brings to the Board expertise in value creation, strategic transformation, and financial and operational leadership. Mr. Sileck is an operationally oriented executive with extensive C-suite experience within large public and smaller private companies. Mr. Sileck brings to the Board over 20 years of financial and operational leadership experience.

DIRECTOR INDEPENDENCE

The Board has determined that each of the following directors has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent under our Director Independence Standards and the independence standards of the New York Stock Exchange (NYSE): B. Thomas Golisano, Philippe D. Katz, Kathleen B. Lynch, Jason New, Darren L. Richman, and Michael E. Sileck, Jr. In determining the independence of the non-management directors, the Board considered the relationships of Mr. Katz, as an affiliate of entities that are beneficial owners of our common stock, and the relationships of Messrs. Golisano and Richman described in "Interested Transactions, and determined that these relationships do not preclude independence from management.

The Board has adopted Director Independence Standards for use in determining whether a director is independent. The Director Independence Standards are consistent with NYSE independence standards. The Board also uses the NYSE independence standards in determining whether members of specific committees are independent. The Director Independence Standards are part of our Corporate Governance Guidelines, which are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

BOARD LEADERSHIP STRUCTURE

The Board recognizes that one of its key responsibilities is to determine the most appropriate leadership structure for our company and to provide independent oversight of management. James V. Continenza serves as our Executive Chairman and Chief Executive Officer. The Board believes it is appropriate to have the same person perform the roles of Chairman and Chief Executive Officer in order to best oversee our company and management and provide a unified structure ensuring strong and consistent leadership. The Company does not have a lead independent director. Instead, in accordance with NYSE listing standards and our Corporate Governance Guidelines, our independent directors are required to meet in executive session without management and, at each such session, an independent director chosen by the independent directors will preside at such executive session.

COMMITTEES OF THE BOARD

The Board has two standing committees including an Audit and Finance Committee and the Compensation, Nominating and Governance Committee. We describe below the composition and functions of each of our standing committees.

Board Committee Membership

Director Name	Audit and Finance Committee	Compensation, Nominating and Governance Committee
B. Thomas Golisano		Member
Philippe D. Katz		Chair
Kathleen B. Lynch	Chair	
Jason New		Member
Darren L. Richman	Member	
Michael E. Sileck, Jr.	Member	
Total Meetings in 2022	**7**	**5**

Audit and Finance Committee

The current members of the Audit and Finance Committee are Ms. Lynch (Chair) and Messrs. Richman and Sileck. The Audit and Finance Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has determined that all members of the Audit and Finance Committee are independent and financially literate under NYSE listing standards. The Board has also determined that Mr. Sileck possesses the qualifications of an "audit committee financial expert," as defined by SEC rules.

The Audit and Finance Committee assists the Board in overseeing and making recommendations to the Board on such matters as: the integrity of our financial statements; our compliance with legal and regulatory requirements; our independent registered public accounting firm's selection, compensation, retention, performance and evaluation, including assessing the firm's

qualifications and independence; our systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of our internal audit function. The Audit and Finance Committee charter is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Compensation, Nominating and Governance Committee

The current members of the Compensation, Nominating and Governance Committee are Messrs. Golisano, Katz (Chair) and New, each of whom the Board has determined is independent under NYSE listing standards. The Compensation, Nominating and Governance Committee is responsible for the dual roles of overseeing (i) our corporate governance matters and the nomination of director candidates to the board of directors and (ii) our compensation program and responsibilities. The Compensation, Nominating and Governance Committee charter is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

With respect to its compensation functions, the Compensation, Nominating and Governance Committee assists the Board in fulfilling its responsibilities in connection with the compensation of our Chief Executive Officer and Section 16 Executive Officers as defined under Section 16 of the Exchange Act (a Section 16 Executive Officer), including our named executive officers. The Compensation, Nominating and Governance Committee also reviews and makes recommendations to the Board from time to time regarding compensation of directors.

The Compensation, Nominating and Governance Committee may engage compensation consultants at the Company's expense. In 2022, the Compensation, Nominating and Governance Committee engaged Lyons, Benenson & Company, Inc. to develop an executive compensation peer group and to provide the Committee with guidance regarding the compensation of the Company's executive officers.

In accordance with its charter, the Compensation, Nominating and Governance Committee may delegate authority to one or more subcommittees or management as it deems fit. The Compensation, Nominating and Governance Committee has delegated limited authority to our Vice President, Human Resources to assist in the administration of executive compensation and equity-based compensation plans. Except as a plan may otherwise provide, the Compensation, Nominating and Governance Committee has authorized the Vice President, Human Resources to amend any executive compensation or equity-based compensation plan in which our named executive officers participate, other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation under the plans. In addition, the Vice President, Human Resources is authorized to amend any award agreement and related documents under the plans, other than to increase the benefits accruing to a participant.

Mr. Continenza, the Executive Chairman and Chief Executive Officer, attends meetings of the Compensation, Nominating and Governance Committee and provides input regarding the compensation of the other executive officers. Mr. Continenza is not present during Compensation, Nominating and Governance Committee deliberations or voting regarding his compensation.

With respect to its governance and nominating functions, some of the primary duties of the Compensation, Nominating and Governance Committee are to oversee our corporate governance structure, which includes the development of our Corporate Governance Guidelines, recommend individuals to the Board for nomination as members of the Board and its committees, determine director independence, lead the Board in its periodic review of Board performance and review "Interested Transactions" in accordance with our Related Party Transactions Policy and Procedures.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Golisano, Katz and New served as members of the Compensation, Nominating and Governance Committee during 2022. As disclosed in "Certain Relationships and Related Transactions", Mr. Golisano is the sole member of GO EK Ventures, IV LLC (GO EK Ventures) a greater than 10% beneficial owner of the Company's shares and sole shareholder of the Company's Series C preferred stock, which is entitled to cumulative dividends payable quarterly "in-kind" in the form of additional shares of Series C preferred stock at a rate of 5.0% per annum.

CORPORATE GOVERNANCE OVERVIEW

Ethical business conduct and good corporate governance are well-established practices at Kodak. We practice good corporate governance and believe it to be a prerequisite to delivering sustained, long-term value to our shareholders. We monitor developments in the area of corporate governance to maintain and implement sound practices. Strong corporate governance is an important goal of our Board.

Our Corporate Governance Guidelines reflect the principles by which our Board operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving market practices. Our Corporate Governance Guidelines are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

Our reputation and our brand have been built by more than a century of ethical business conduct. All of our employees, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, the Controller, all other senior financial officers and all other Section 16 Executive Officers, are required to comply with our code of conduct, the "Business Conduct Guide." We also have a Directors' Code of Conduct. Our Business Conduct Guide and our Directors' Code of Conduct are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

GOVERNANCE PRACTICES

Meeting Attendance

Our Board has a Director Attendance Policy that is part of our Corporate Governance Guidelines, which is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents. Under this policy, all of our directors are strongly encouraged to attend all Board meetings and our annual meeting of shareholders. In 2022, the Board held a total of 7 meetings. Each director attended more than 75% of the meetings of the Board and committees of the Board on which the director served, except for Mr. Golisano. All but one of our then serving directors attended the annual meeting of shareholders held on May 18, 2022.

Executive Sessions

Each executive session of our non-management directors is chaired by an independent director, chosen by the independent directors to preside at such executive session.

Communications with Our Board

Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group or an individual director, may send an e-mail to our Executive Chairman at chairman@kodak.com or may send a letter to our Executive Chairman or to the independent director(s) c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0224. Communications received will be forwarded to the Board, the independent directors as a group or the individual director as directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to the Company or its business, or is similarly inappropriate. The Executive Chairman and the directors have authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Consideration of Director Candidates

The Compensation, Nominating and Governance Committee will consider nominations for director candidates recommended by its members, other Board members, management, shareholders and the search firms as it may retain. The Compensation, Nominating and Governance Committee reviews all potential candidates under our Director Selection Process and Qualification Standards described below.

Shareholders wishing to recommend candidates for consideration by the Board may do so by providing the following information, in writing, to the Compensation, Nominating and Governance Committee of the Board, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0224: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder).

Director Selection Process and Qualification Standards

The Compensation, Nominating and Governance Committee is responsible for identifying, screening and recommending candidates for Board membership. When reviewing a potential candidate for the Board, the Compensation, Nominating and Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Compensation, Nominating and Governance Committee has adopted Director Qualification Standards and a Director Selection Process, which are posted as part of our Corporate Governance Guidelines on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

The Director Qualification Standards specify that, in addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should at a minimum consider the following factors, as more fully described in our Director Qualification Standards, in the nomination or appointment of members of the Board: integrity, reputation, judgment, knowledge, experience, maturity, commitment, skills, track record, diversity (including with respect to gender, race, ethnicity and sexual orientation), age, independence and ownership stake. The Compensation, Nominating and Governance Committee, in accordance with its Director Selection Process, will then consider the candidate's qualifications in light of the needs of the Board and our company at that time, given the then-current mix of director attributes and the Board's projected strengths and future needs. Based on the Compensation, Nominating and Governance Committee's results of the assessment of Board needs, they may develop a target candidate profile. As provided in our Corporate Governance Guidelines, the Compensation, Nominating and Governance Committee seeks to create a multi-disciplinary Board that, as a whole, is strong in both its knowledge and experience. The Compensation, Nominating and Governance Committee may use the services of a third-party executive search firm, as well as the personal network of the Board and senior management, and may consider any previously recommended nominees when identifying and evaluating possible nominees for director. A list of preferred candidates is developed and presented to the full Board, including the Executive Chairman, for review and input. Interest on the part of the potential candidate is gauged and an interview and reference check are performed. The full Board makes a determination with respect to the candidate. Candidates that are successfully elected to the Board participate in orientation sessions to familiarize them with our business. The Board has a mandatory retirement age of 72, unless an extension is approved by the Board, but in no event above age 75; however, this requirement does not apply to candidates nominated pursuant to contractual nomination rights.

Although the Compensation, Nominating and Governance Committee does not have a formal policy regarding the consideration of diversity in the selection of candidates, the Compensation, Nominating and Governance Committee considers diversity when evaluating possible nominees under our Director Qualification Standards, which provide that the Board should be a diverse body, with diversity reflecting gender, ethnic background, race, sexual orientation, country of citizenship and professional experience. In addition, the Compensation, Nominating and Governance Committee and the Board periodically evaluates diversity as part of their self-evaluation processes.

Strategic Role of the Board

The Board plays a key role in developing, reviewing and overseeing the execution of our business strategy. The Board receives progress reports from management throughout the year on the implementation of the strategic plan, including business segment performance and strategy reviews for each of our key businesses, product line reviews and presentations regarding research and development initiatives and growth.

Succession Planning

The entire Board is responsible for reviewing our succession plans for our Executive Chairman and Chief Executive Officer and other key senior management positions and for overseeing our activities in the areas of leadership and executive development. To assist the Board, management periodically reports to the Board on succession planning to ensure that it is a continuous and ongoing effort.

Majority Voting for Directors

Our By-laws provide for majority voting in uncontested director elections.

We also maintain a Majority Vote Policy that requires a director nominee, in connection with his or her nomination to the Board, to submit a resignation letter in which the director nominee irrevocably elects to resign if he or she fails to receive the required majority vote in the next election and the Board accepts the resignation. The policy requires the Board to nominate for election or re-election as a director only those candidates who agree to execute such a letter upon his or her nomination. The Majority Vote Policy is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

If a director nominee fails to receive a majority vote in an uncontested election, the Majority Vote Policy provides that the Compensation, Nominating and Governance Committee will consider the resignation letter and recommend to the Board whether to accept it. The Compensation, Nominating and Governance Committee, in making its recommendation to the Board, and the

Board, in reaching its decision, may consider relevant factors, including any stated reason why shareholders voted against the election of the director, the director's qualifications, the director's past and expected future contributions to us, the overall composition of the Board and whether accepting the resignation letter would cause us to fail to comply with any applicable rule, such as the NYSE's listing standards.

The policy provides the Board will act on the Compensation, Nominating and Governance Committee's recommendation and publicly disclose its decision whether to accept the director's letter of resignation within 90 days following the certification of the shareholder vote. If the letter of resignation is not accepted by the Board within this 90-day period, the resignation will not be effective until the next annual meeting.

All seven director nominees standing for election at the Annual Meeting have submitted an irrevocable letter of resignation as a condition of nomination pursuant to the Majority Vote Policy.

Anti-Hedging and Pledging Policy

Our Anti-Hedging and Pledging Policy prohibits our directors and executive officers from engaging, directly or indirectly, in any transactions that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of our equity securities. In addition, the policy prohibits directors and executive officers from purchasing our equity securities on margin, borrowing against our securities on margin or pledging our equity securities as collateral for a loan. The Anti-Hedging and Pledging Policy is posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents.

Risk Management

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of our objectives, including strategic objectives, to improve long-term performance and enhance shareholder value. A fundamental part of risk management is not only identifying and prioritizing the risks we face and monitoring the steps management is taking to manage those risks, but also determining the level of risk that is appropriate for us. As an integral part of its review and approval of our strategic plan, the Board considers the appropriate level of risk that is acceptable. Through this process, the Board assesses risk throughout the Company, focusing on four primary risk categories: strategic, operational (including with respect to cybersecurity), legal/compliance and financial reporting. The Audit and Finance Committee is responsible for reviewing the results of our enterprise risk assessment on an annual basis. The Board also receives reports on management's progress in mitigating key risks.

The Board has delegated to its committees responsibility for the oversight of risk management in specific risk areas. For example, the committees of the Board oversee:

- Risk management relating to our financial reporting (including internal controls).
- Risk management relating to our compensation programs and awards.
- Risk management relating to our capital structure.
- Risk management relating to our insurance and pension programs.
- Risk management relating to information technology security/cybersecurity.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

Management is responsible for our internal control over financial reporting, disclosure controls and procedures, and preparation of our consolidated financial statements. Our independent registered public accounting firm (independent accountants) for 2022, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements and of our internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and for issuing a report of the results. As outlined in its charter, the Audit and Finance Committee is responsible for overseeing these processes.

The Audit and Finance Committee met and held discussions with management and the independent accountants on a regular basis. The Audit and Finance Committee reviewed and discussed the audited consolidated financial statements and significant accounting matters with management and the independent accountants.

The Audit and Finance Committee discussed with the independent accountants the matters required to be discussed under auditing standards established from time to time by the PCAOB and by the rules of the Securities and Exchange Commission. The Audit and Finance Committee has received from the independent accountants the written disclosures and letter required by the applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit and Finance Committee concerning independence. The Audit and Finance Committee discussed with the independent accountants their independence.

The Audit and Finance Committee discussed with the director of internal audit and independent accountants the plans for their audits. The Audit and Finance Committee met with the director of internal audit and independent accountants, with and without management present. Based on these reviews, discussions and reports, the Audit and Finance Committee recommended that the Board approve the audited financial statements for inclusion in our Annual Report on Form 10-K for the year ended December 31, 2022, and the Board accepted the Audit and Finance Committee's recommendation.

Kathleen B. Lynch, Chair
Darren L. Richman
Michael E. Sileck, Jr.

EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE

The Compensation, Nominating and Governance Committee (the Committee) has reviewed and discussed with management the following Compensation Discussion and Analysis prepared by the Company.

Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Philippe D. Katz, Chair
B. Thomas Golisano
Jason New

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers

This Compensation Discussion and Analysis discusses compensation awarded to, earned by, or paid to the following named executive officers during 2022 (whom we refer to as our NEOs):

- **James V Continenza**, Executive Chairman and Chief Executive Officer (CEO)
- **David E. Bullwinkle**, Chief Financial Officer (CFO), President, Eastman Business Park, and Senior Vice President
- **Terry R. Taber**, Senior Vice President, Advanced Materials and Chemicals, Chief Technical Officer and Vice President
- **Randy D. Vandagriff**, Senior Vice President, Digital Print, and Vice President
- **Roger W. Byrd,** General Counsel, Secretary and Senior Vice President
- **John O'Grady,** former Senior Vice President, Print, and Vice President

Mr. O'Grady separated from the Company on April 2, 2022, but he is included as a named executive officer because he would have been among the three most highly compensated executive officers (other than the CEO and CFO) if he had been employed by the Company on the last day of 2022.

Mr. Vandagriff has served as Senior Vice President of Digital Print, with senior responsibilities relating to the Digital Print segment since January 2020. He has served as a corporate vice president since May 2017. From May 2017 to January 2020 Vandagriff was President, Enterprise Inkjet Systems Division, responsible for delivering commercial inkjet technology, printers and solutions to the market. From January 2015 to May 2017, Vandagriff led the Kodak Creo Server business located in Tel Aviv, Israel. Based on changes to Mr. Vandagriff's responsibilities, the Board determined that he ceased to be an executive officer effective January 1, 2023.

EXECUTIVE SUMMARY

Business Highlights

Our consolidated revenues in the year ended December 31, 2022 were $1.205 billion, an improvement of $55 million (5%) from 2021. Currency impacted revenue unfavorably in 2022 compared to 2021 ($70 million).

Traditional Printing's revenues, which accounted for 59% of our total revenues in 2022, improved by $52 million (8%) compared to 2021. Volume for SONORA Process Free Plates improved by 2% compared to the prior year period or 9% when including volume under a licensing agreement pursuant to which we received approximately $1 million in royalties in 2022. Digital Printing revenues declined $22 million (9%) and Advanced Materials and Chemicals revenue improved $22 million (10%) from 2021 to 2022.

Our products are sold and serviced in numerous countries across the globe with more than half of sales generated outside the U.S. During 2022, global economic conditions were highly volatile due to the ongoing impacts from the COVID-19 pandemic, heightened levels of inflation, unfavorable foreign exchange rates, the war in Ukraine, and other global events which impacted our operations. We experienced supply chain disruptions, shortages in materials and labor, and increased labor, material and distribution costs as well as volume declines for certain businesses in 2022. The ongoing impact of the COVID-19 pandemic, the war in Ukraine, changes in global economic conditions and other global events on our operations and financial performance remains uncertain and will depend on several factors such as the duration of supply chain disruptions and slowdown in customer demand, the ability to secure raw materials and components, the ability to offset higher labor, material and distribution costs through pricing actions and the duration and further evolution of the COVID-19 pandemic and governmental responses thereto.

In an attempt to mitigate the effects of these challenges on our financial situation, no payments were made under our annual variable incentive program, known as Executive Compensation for Excellence and Leadership (EXCEL), in 2022 and we only granted limited long-term incentive awards.

Best Practices

We periodically evaluate best practices in executive compensation and governance and consider modifications to our executive compensation programs that support our business strategies, provide an appropriate balance of risk and reward for our NEOs, and align their compensation with long-term shareholder interests. Key compensation and governance practices include:

- *Prohibition on Hedging and Pledging.* Our executive officers and directors are prohibited from engaging in any hedging or pledging transactions involving our equity securities. Please see "Restrictions on Hedging and Pledging" on page 24 for a description.
- *Share Ownership Guidelines*. Our executive officers and directors are subject to share ownership guidelines. Please see "Share Ownership Guidelines" on page 24 for a description of executive officer guidelines and page 42 for a description of director guidelines.
- *Recoupment ("Clawback") Policy.* We have a policy requiring the recoupment of performance-based bonuses paid to NEOs in the event of certain financial restatements. Please see "Recoupment ("Clawback") Policy" on page 23 for a description.
- *Double-Trigger Change in Control Benefits.* All arrangements with our NEOs that provide change in control benefits contain a "double trigger" provision, which requires that the NEO experience a qualifying termination following a change in control in order to receive change in control benefits. Please see "Change in Control Arrangements" on page 23 for a description.
- *No Change in Control Excise Tax Gross-Ups.* None of our compensation arrangements provide for a gross-up to our NEOs for any excise taxes incurred by them upon a change in control.

DETERMINING EXECUTIVE COMPENSATION

Compensation Philosophy

Kodak designs our executive compensation programs to attract and retain the best talent, reinforce ownership, and emphasize performance and contribution to our long-term success. Our executive compensation programs, practices, and policies reflect the Company's commitment to reward short- and long-term performance that aligns with and drives shareholder value by:

- Balancing rewards for both short-term results and the long-term strategic decisions needed to ensure sustained business performance over time
- Enabling us to attract and retain the highly qualified leaders needed to drive a global enterprise to succeed in today's highly competitive marketplace
- Recognizing we are one Kodak – put the customer first, communicate honestly, act with courage and celebrate competitive spirit
- Motivating our leaders to deliver a high degree of business performance and effectively managing risks
- Differentiating rewards to reflect individual and team performance

The guiding principles that support our philosophy are:

- Total direct compensation is generally positioned within a competitive range of the market or peer group median, with differentiation by executive, as appropriate, based on individual factors such as technical knowledge, criticality of the role, proficiency in the role, sustained performance over time, and importance to leadership team succession plans
- Total Direct Compensation includes:
  - ➢ Base Salary: Fixed pay aligned to market for similar job
  - ➢ Short-Term Incentive Awards (Bonus): Calculated as a percentage of base salary; heavily dependent upon achievement of critical operating goals and are primarily measured against objective metrics that directly link to the creation of sustainable value for our shareholders
  - ➢ Long-Term Incentive Awards (Equity): Incentive, typically in the form of Restricted Stock Units (RSUs) or Non-Qualified Stock Options (NQSOs), used for retention of key talent and to provide incentive to grow shareholder value over time

Role of the Committee

The Committee annually reviews and approves goals and objectives relevant to the compensation of the CEO and evaluates, in conjunction with the full Board, the CEO's performance considering those goals and objectives and sets the CEO's individual elements of total compensation based on this evaluation, taking into account the terms of the CEO's employment agreement. The Committee also approves all compensation and awards, including each component of total compensation, for each of our NEOs and other Section 16 Executive Officers.

Role of the CEO and Management

Our CEO makes recommendations to the Committee regarding each compensation element for our NEOs (other than the CEO himself), and reviews and discusses any changes to such compensation with the Committee. No member of management (including our CEO and our CFO) participates in the determination of his or her own compensation.

Role of the Compensation Consultant

During 2022, the Committee continued to engage Lyons, Benenson & Company Inc. (Lyons Benenson), a compensation consultant, to assist the Committee. Lyons Benenson attends all Committee meetings and makes recommendations regarding director and officer compensation. During 2022, Lyons Benenson also assisted with the creation of a new peer group for assessing NEO pay. The Committee assessed the independence of Lyons Benenson pursuant to SEC rules and concluded their work did not raise any conflicts of interest.

Use of Market Reference Data

In 2022, we engaged Lyons Benenson to provide a competitive frame of reference for compensation decisions, which included the recommendation of a new peer group.

Our peer group consists of selected companies drawn from a broad group of public companies from similar industries (commercial printing, commodity chemicals, communications equipment, health care technology, semiconductors, specialty chemicals, technology hardware, storage and peripherals) that meet minimum performance tests and have similar business models to ours. The companies considered for the peer group had to (1) be incorporated in the United States, (2) be traded on a stock exchange in the United States, (3) have revenues between $600 million and $3.6 billion, and (4) be categorized in a complementary GICS Sub-Industry. We then considered the total return, business alignment and other financial measurements of the companies in the selected group in order to achieve a group with closer alignment to us.

3D Systems Corporation	Ecovyst Inc.	Stepan Company
Agfa-Gevaert NV	Infinera Corporation	Stratasys Ltd.
Arista Networks, Inc.	Minerals Technologies Inc.	Universal Display Corporation
Ashland Inc.	Quad/Graphics, Inc.	Venator Materials PLC
Cabot Corporation	Quaker Chemical Corporation	Xilinx, Inc.
Ciena Corporation	Rayonier Advanced Materials Inc.	

Lyons Benenson provided a comparison of the base salaries, total target cash compensation and total direct compensation of our NEOs to both the peer group described above and Willis Towers Watson national survey data in November 2022. The Willis Towers Watson data used had two forms (1) regressed to revenues commensurate with each executive's revenue responsibility and (2) not regressed. We review national survey data and peer group comparisons to provide a competitive frame of reference for compensation decisions and we compare the compensation of our NEOs to the median as a reference point to assist us in evaluating the competitiveness of their compensation. However, we do not necessarily adjust the compensation of any of our NEOs to any specific percentile or other absolute measure.

No pay changes were made for our NEOs in 2022.

ELEMENTS OF COMPENSATION

We typically use base salary, annual variable pay and long-term incentives as our primary elements of direct compensation to be competitive with market practice. These elements have the following objectives and features:

Compensation Element	Objective	Key Features
Base Salary	Provide a regular source of income to our NEOs to compensate them for fulfilling the regular duties and responsibilities of their positions.	We typically review base salaries annually, but do not automatically increase salaries. Rather, base salaries are adjusted only if deemed appropriate by us in consideration of: (1) experience; (2) responsibilities; (3) the importance of the position relative to our other senior management positions; (4) external relative scope or changes in the competitive marketplace; and (5) years elapsed since the last base salary change. Any change in an executive's base salary will affect an executive's target opportunity under our annual variable pay plan, which is based on a percentage of base salary.
Annual Variable Pay	Drive the annual performance of our NEOs to align their financial interests with our business strategy and the interests of our shareholders.	Annual variable pay is considered at risk. Payouts are based on a formula that represents results achieved against performance metrics.
Long-Term Incentives (restricted stock units, stock options)	Align executive compensation with shareholder interests; create incentives for executive retention; encourage long-term performance; and promote stock ownership.	Our long-term incentives are mainly in the form of equity-based compensation awards, which tie our NEOs' wealth creation to the performance of our stock and provide a retention incentive with multi-year vesting schedules.

Additionally, we provide indirect compensation to our NEOs that includes retirement benefits and severance protection. Our NEOs are also eligible to participate in the benefit plans and programs that are generally available to our U.S. employees. Please see ''Other Compensation'' beginning on page 22 for more information on the indirect compensation of our NEOs.

2022 COMPENSATION DECISIONS

Base Salary

The annual base salary rate for each NEO in 2022 is set forth in the table below. No changes were made to the base salaries of our NEOs during 2022.

Name	Annual Base Salary Rate
J.V. Continenza	$1,000,000
D.E. Bullwinkle	$460,000
T.R. Taber	$400,000
R.D. Vandagriff	$350,000
R.W. Byrd	$325,000
J. O'Grady	$420,000

Annual Variable Pay

Typically, our NEOs (other than Mr. Continenza) are eligible for an annual variable incentive program, known as Executive Compensation for Excellence and Leadership (EXCEL). Payouts under EXCEL are typically based on a formula that represents results achieved against Company performance metrics. Given our strategic focus to strengthen our balance sheet, no payments were made under EXCEL during 2022.

Pursuant to his amended and restated employment agreement, Mr. Continenza is eligible for an annual incentive valued at 100% of his annual salary, determined by the Committee in its discretion based on an evaluation of Mr. Continenza's and the Company's performance. To date, no decision has been made as to whether he will be paid an annual bonus for 2022.

Long-Term Incentive Compensation

Pursuant to his amended and restated employment agreement, Mr. Continenza received a grant of 300,000 restricted stock units (RSUs) under the Eastman Kodak Company 2013 Omnibus Incentive Plan, as amended and restated (our 2013 Omnibus Incentive Plan), in 2022, which vest one-third on each of February 26, 2023, February 26, 2024, and February 26, 2025, subject to continued employment through each vesting date. No other equity grants were made for our NEOs in 2022.

Please see the "Grants of Plan-Based Awards Table" on page 27 for the number and grant date fair value of the above equity award.

OTHER COMPENSATION

Tax-Qualified Retirement Plans: KRIP and SIP

We offer tax-qualified retirement plans in the U.S. designed and intended to attract and retain employees. Our tax-qualified defined benefit plan, comprised of a cash balance component and a traditional defined benefit component (KRIP), and our tax-qualified 401(k) defined contribution plan (SIP), cover all U.S. employees. Benefit accruals in the traditional defined benefit component of KRIP and employer contributions to SIP were frozen as of January 1, 2015. Effective January 1, 2022, the cash balance accrual was increased from 9% to 12% along with a one-time service credit contribution, effective May 31, 2022, in recognition of the hard work and dedication demonstrated by our employees as we continue to move towards profitability.

The details of KRIP are described following the "Pension Benefits Table" beginning on page 30.

Non-Qualified Retirement Plan: KURIP

Until September 3, 2013, we provided non-qualified retirement benefits to our eligible U.S. employees under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP was terminated upon our emergence from bankruptcy. KURIP benefits earned after the filing date and prior to emergence from bankruptcy on September 3, 2013 were frozen and are payable as a lump sum upon the employee's termination of employment with us (less applicable withholding and subject to compliance with Code Section 409A).

Dr. Taber is the only NEO with a benefit remaining under KURIP as of December 31, 2022. Mr. O'Grady had a balance under KURIP which was paid to him in 2022. The details of KURIP are described following the "Pension Benefits Table" on page 30.

Perquisites

We generally do not provide any perquisites to our NEOs.

Severance Arrangements

We provide our NEOs with severance provisions designed to serve as a retention tool and to provide incentive for our NEOs to focus on the best interests of shareholders in connection with the transformational components of our strategic plan given that, in certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his or her job. These severance provisions also provide an incentive for our NEOs to sign a release of claims against us, to refrain from competing with us and to cooperate with us both before and after their employment is terminated. When approving any agreement for employment or retention, we focus on the reasons for which severance may be triggered relative to the NEO's position and responsibilities.

Each of the employment agreements with Messrs. Continenza and Bullwinkle provide severance benefits in the event his employment is terminated by us without "cause" or if he terminates for "good reason." The definitions of "cause" and "good reason" as applicable to these severance provisions are described below in the "Potential Payments upon Termination or Change in Control" discussion beginning on page 32. Mr. Continenza's employment agreement also provides that if his employment terminates by reason of the expiration of his scheduled employment term, he is entitled to certain benefits as more fully described under "Individual Termination Arrangements" beginning on page 33.

The severance benefits for Dr. Taber and Messrs. Vandagriff and Byrd are provided under our Officer Severance Policy, as discussed below under "Officer Severance Policy" on page 23.

Mr. O'Grady voluntarily resigned on April 2, 2022, with no right to severance benefits. As recognition of his strong contributions to the Company during his tenure, we agreed to provide him with severance pay in the amount of $201,219 and the cost of one-year of COBRA coverage for Mr. O'Grady and his family of an additional $37,563, for a total severance benefit of $238,782.

Officer Severance Policy

In order to provide severance benefits to certain officers and employees, we maintain an Officer Severance Policy (Policy) which provides for compensation to eligible corporate officers in the event of a qualifying termination without "cause" or with "good reason."

Under the Policy, "cause" is generally defined to include a participant's failure to perform his or her duties or follow proper direction, violation of Company rules, possession, use or sale of controlled substances, certain actions that result in a penalty against the Company or could result in violation of law, conviction of a crime, misrepresentation or concealment of a material fact from the Company or breach of our Business Conduct Guide or his or her Eastman Kodak Company Employee's Agreement. "Good reason" is generally defined to include a material diminution in compensation, authority or responsibilities, transfer to a new work site that increases the participant's one-way commute by more than 75 miles, and failure of an acquirer or successor entity to offer the participant employment with comparable severance protection.

By its terms, the Policy does not apply to (1) our chief executive officer, or (2) a corporate officer with an employment agreement with an indefinite term. It also does not provide benefits to any employee who, at the time of termination, is covered by another severance agreement or arrangement with the Company. Accordingly, Messrs. Continenza and Bullwinkle are not eligible for benefits under the Policy.

The Policy provides that a participant is generally entitled to receive separation pay equal to his or her base salary in effect as of the date of termination. However, Dr. Taber is eligible for grandfathered benefits under the Policy and is entitled to separation pay of 100% of his total target cash compensation. Payment under the Policy is conditioned on the participant's execution of a general waiver and release and his or her compliance with the Policy's non-disparagement provisions.

For additional information regarding the potential severance benefits payable to our NEOs under various circumstances, please see the discussion preceding the "Severance Payments Table" beginning on page 36.

Change in Control Arrangements

The employment agreement with Mr. Bullwinkle allows for payment of severance under certain conditions upon a termination following a change in control (double trigger). These provisions were designed to protect against the possible loss of certain benefits after a change in control. Please see "Employment Agreements" beginning on page 27 for more details on these provisions. We believe that a double trigger is appropriate for such payments because it helps to ensure that the individual does not receive an unintended benefit by receiving severance pay while continuing in their position following a change in control.

Additionally, under our 2013 Omnibus Incentive Plan, we may provide for accelerated exercisability, lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding awards upon a change in control. While we do not believe that automatic acceleration of vesting is appropriate upon a change in control because an executive may continue in his position, we do believe that allowing the Committee the discretion to accelerate vesting of equity awards upon a change in control is appropriate because it may not be possible to continue vesting of existing equity awards or to replace existing equity awards with comparable awards of the acquiring company's equity, and the acceleration of vesting would provide the executives with the same rights as other shareholders to sell their equity in the Company at the time of a change in control.

PROGRAM GOVERNANCE

Risk Mitigating Policies

Recoupment ("Clawback") Policy

The Board has a policy requiring the recoupment of bonuses paid to our NEOs in the event of certain financial restatements. Under this policy, which is posted on our website at https://investor.kodak.com/static-files/6a059c8a-57ca-4aeb-893c-b1682b8ab725, we require reimbursement of a certain portion of any amounts paid to an NEO under EXCEL when:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, we will, to the extent practicable, seek to recover the amount by which the NEO's annual incentive payment for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Restrictions on Hedging and Pledging

Our executive officers and directors are prohibited from engaging in any transactions (such as puts, calls, options or other derivative securities) with respect to our equity securities held by them to hedge or offset any decrease in the market value of those equity securities.

Our executive officers and directors are also prohibited from purchasing our equity securities on margin, borrowing against our equity securities on margin or pledging our equity securities as collateral for a loan.

Share Ownership Guidelines

Our executive officers are expected to accumulate certain levels of ownership of our equity securities within five years of first becoming an executive officer, as follows:

Title	Target Share Ownership	Holding Requirement	
		Before Target Met	After Target Met
CEO	5X base salary	50% of net-settled shares	None
Executive Vice President	3X base salary		
Senior Vice President	2X base salary		
Vice President and Other Officers	1X base salary		

The holding requirement does not pertain to grants already received at the time of the adoption of the guidelines or to grants of equity awards made in satisfaction of EXCEL or other variable pay programs.

If an executive officer receives a promotional salary increase, the Committee may extend that executive officer's time to meet the ownership guidelines by one year, at its discretion.

Tax Considerations

Tax rules generally limit the deductibility of compensation paid to each of our current and former NEOs to $1 million per year. The Committee retains the discretion to pay compensation that may not be tax deductible.

Say-On-Pay

At our 2022 annual meeting of shareholders, we held an advisory vote on our compensation program for our NEOs, commonly referred to as the say-on-pay vote, which resulted in 96% of the votes cast approving our compensation program for our NEOs. We evaluated the results of this vote as part of our overall assessment of our compensation program for our NEOs. Based on this overall assessment and the strong support expressed by our shareholders, we did not make any related material changes to our compensation program for our NEOs in 2022.

At our 2020 annual meeting of shareholders, we recommended, and our shareholders approved, an annual frequency for the say-on-pay vote. After considering that recommendation, the Board determined that the say-on-pay vote will be held annually until the next required vote on the frequency of the say-on-pay vote to be held at our 2026 annual meeting of shareholders.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following tables and related narrative contain information regarding the compensation paid to our NEOs for our three most recently completed fiscal years, which ended on December 31, 2022, December 31, 2021 and December 31, 2020.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
J.V. Continenza Executive Chairman and Chief Executive Officer	2022	996,516	0	1,428,000	0	0	278,604	0	2,703,120
	2021	986,934	0	5,000,000	0	0	26,324	28,833	6,042,091
	2020	824,040	0	0	11,112,869	0	25,973	0	11,962,882
D.E. Bullwinkle Chief Financial Officer, President, Eastman Business Park and Senior Vice President	2022	458,397	0	0	0	0	116,680	0	575,077
	2021	453,990	0	0	0	0	21,926	0	475,916
	2020	379,059	0	0	322,267	0	32,611	0	733,937
T.R. Taber Senior Vice President Advanced Materials & Chemicals, Chief Technical Officer and Vice President	2022	398,606	0	0	0	0	143,673	0	542,279
	2021	385,477	0	0	0	0	29,034	0	414,511
	2020	300,858	0	0	0	0	138,236	0	439,094
R.D. Vandagriff Senior Vice President, Print and Vice President	2022	348,781	0	0	0	0	121,881	0	470,662
	2021	345,427	0	0	0	0	28,404	0	373,831
	2020	288,415	0	0	322,267	0	31,160	0	641,842
R.W. Byrd General Counsel, Secretary and Senior Vice President	2022	323,868	0	0	0	0	109,394	0	433,262
	2021	320,754	0	0	0	0	25,954	0	346,708
	2020	267,817	0	0	322,267	0	26,425	0	616,509
J. O'Grady Senior Vice President, Print and Vice President	2022	120,732	0	0	0	0	12,549	238,782	372,063
	2021	414,513	0	0	0	0	28,180	0	442,693
	2020	346,098	0	0	0	0	34,483	0	380,581

[1] This column reports the base salary paid to each of our NEOs during each year reported.

[2] Mr. Continenza is eligible for an annual incentive of up to $1 million as determined by the Committee in its discretion based on an evaluation of Mr. Continenza's and the Company's performance. To date, no decision has been made as to whether he

will be paid an annual bonus for 2022. Therefore, the amount of his bonus (if any) is not calculable as of the latest practicable date and it is not known when a decision will be made. If a bonus is paid to Mr. Continenza for 2022, we will file a Form 8-K to disclose the amount of such bonus and his revised total compensation amount.

(3) This column reports the aggregate grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all restricted stock units (RSUs) granted during each year reported. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. For 2022, the grant date fair value of each RSU granted to Mr. Continenza on February 26, 2022 was $4.76.

(4) This column reports the aggregate grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock option awards granted during each year reported. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718.

(5) This column reports the aggregate change in the present value of the NEO's accumulated benefits under their applicable pension plan (KRIP, KURIP), to the extent the NEO participates in such arrangement. All of our NEOs participate in KRIP. Dr. Taber has a frozen benefit under KURIP. Mr. O'Grady also had a frozen benefit under KURIP, which was distributed to him following his resignation. Mr. O'Grady had payouts for portions of his benefits during one of the measurement periods. The amount of their payout was included in the reconciliation and thus was netted out for the change in pension value shown in the table.

Name	2022			2021			2020		
	Change in Pension Value ($)[a]	Above-Market Interest ($)	Total Value ($)	Change in Pension Value ($)	Above-Market Interest ($)	Total Value ($)	Change in Pension Value ($)	Above-Market Interest ($)	Total Value ($)
J.V. Continenza	278,604	0	278,604	26,324	0	26,324	25,973	0	25,973
D.E. Bullwinkle	116,680	0	116,680	21,926	0	21,926	32,611	0	32,611
T.R. Taber	143,673	0	143,673	29,034	0	29,034	138,236	0	138,236
R.D. Vandagriff	121,881	0	121,881	28,404	0	28,404	31,160	0	31,160
R.W. Byrd	109,394	0	109,394	25,954	0	25,954	26,425	0	26,425
J. O'Grady[b]	12,549	0	12,549	28,180	0	28,180	34,483	0	34,483

(a) Changes in pension value are due to interest on past accruals, additional pay and service credits and changes in assumptions.

(b) Mr. O'Grady received a distribution of $13,355 for his KURIP benefit during 2022 in the form of a lump sum.

(6) The table below shows the components of the All Other Compensation column for 2022:

Name	Severance Pay ($)	COBRA Cost ($)	Total ($)
J. O'Grady[a]	201,219	37,563	238,782

(a) Following his resignation on April 2, 2022, as recognition of his strong contributions to the Company during his tenure, we agreed to provide Mr. O'Grady with severance pay in the amount of $201,219 and the cost of one-year of COBRA coverage for him and his family of an additional $37,563, for a total severance benefit of $238,782. Of such total, $60,450 was payable in bi-weekly installments.

EMPLOYMENT AGREEMENTS

The material terms of employment agreements we have with Messrs. Continenza and Bullwinkle are described below. We do not have employment agreements with Dr. Taber or Messrs. Byrd, Vandagriff or O'Grady.

James V. Continenza

On February 26, 2021, we entered into an amended and restated employment agreement with Mr. Continenza, which has an initial three-year term.

The employment agreement provides Mr. Continenza the following:

- an annual base salary of $1 million;
- participation in an annual incentive plan, with an annual target opportunity of 100% of base salary as determined by the Committee in its discretion based on an evaluation of Mr. Continenza's and the Company's performance;
- an annual grant of 300,000 RSUs that vest in three substantially equal installments on the first, second and third anniversaries of the applicable grant date, subject to continued employment through each applicable vesting date;
- participation in all benefit plans, policies and arrangements that are provided to employees generally; and
- certain severance benefits as described under ''Individual Termination Arrangements'' beginning on page 33.

Mr. Continenza's employment agreement contains notice and negotiation provisions the result of which, may result in the term being automatically renewed for successive three-year periods. During any renewal periods, if applicable, the terms of Mr. Continenza's employment will remain the same except that his annual grant of RSUs, instead of being a fixed number of 300,000 RSUs, will be equal to $3,000,000 divided by the volume-weighted average price per share of common stock of the Company, par value $.01 per share (common stock), for the 20 trading days prior to the date of grant.

Mr. Continenza's employment agreement also provides that Mr. Continenza will not have the right to exercise any stock options granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of common stock.

David E. Bullwinkle

We employ Mr. Bullwinkle under an employment agreement effective July 1, 2016 with no scheduled term ending date. Under this employment agreement, Mr. Bullwinkle is eligible for the following:

- an annual base salary of $400,000, which was increased to $460,000 effective November 12, 2018;
- participation in all benefit plans, policies and arrangements that are provided to employees generally; and
- certain severance benefits as described under ''Individual Termination Arrangements'' beginning on page 33.

GRANTS OF PLAN-BASED AWARDS TABLE

The compensation included in the following table reflects the equity granted under our 2013 Omnibus Incentive Plan during 2022. Dr. Taber and Messrs. Bullwinkle, Vandagriff, Byrd and O'Grady did not receive any equity grants during 2022.

Name	Award Description	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Max. ($)				
J.V. Continenza	2022RSU[1]	02/26/22				300,000			1,428,000

[1] The RSUs vest in substantially equal installments on the first, second and third anniversaries of the grant date, subject to continued employment through each vesting date.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END TABLE

The following table sets forth additional information concerning equity awards held by our NEOs as of December 31, 2022.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock Held that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
J.V. Continenza	981,707[4]		3.03	02/19/2026				
	298,780[4]		4.53	02/19/2026				
	298,780[4]		6.03	02/19/2026				
	170,733[4]		12.00	02/19/2026				
	1,150,000		3.03	02/19/2026				
	350,000		4.53	02/19/2026				
	350,000		6.03	02/19/2026				
	200,000		12.00	02/19/2026				
					200,000[5]	610,000		
					300,000[6]	915,000		
D.E. Bullwinkle	10,000[7]	5,000	3.03	02/19/2026				
	6,667[7]	3,333	4.53	02/19/2026				
	6,667[7]	3,333	6.03	02/19/2026				
	6,667[7]	3,333	12.00	02/19/2026				
	45,942[8]		16.24	06/30/2023				
	355,330[9]		12.50	09/13/2024				
	72,017[10]		3.90	12/03/2025				
T.R. Taber	36,927[11]		15.58	09/02/2023				
	182,742[9]		12.50	09/13/2024				
	37,038[10]		3.90	12/03/2025				
R.D. Vandagriff	152,285[9]		12.50	09/13/2024				
	30,865[10]		3.90	12/03/2025				
	10,000[7]	5,000	3.03	02/19/2026				
	6,667[7]	3,333	4.53	02/19/2026				
	6,667[7]	3,333	6.03	02/19/2026				
	6,667[7]	3,333	12.00	02/19/2026				
R.W. Byrd	10,000[7]	5,000	3.03	02/19/2026				
	6,667[7]	3,333	4.53	02/19/2026				
	6,667[7]	3,333	6.03	02/19/2026				
	6,667[7]	3,333	12.00	02/19/2026				
	30,457[9]		12.50	09/13/2024				
	89,744[12]		3.09	01/15/2026				

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock Held that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
J. O'Grady	29,712[12]		15.58	09/02/2023				
	39,247[13]		15.20	11/14/2023				
	51,441[10]		3.90	12/03/2025				

[1] The dates reflected in the table show the expiration dates as of December 31, 2022.

[2] This column represents outstanding awards of RSUs.

[3] This column represents the market value of RSUs that have not vested, which was calculated using a stock value of $3.05 per share, which was the closing price of our common stock as of December 30, 2022, the last trading day of the year.

[4] This stock option was granted on July 27, 2020 in four tranches with separate exercise prices. Pursuant to the terms of the award agreement, 499,974 shares (28.57% of each tranche) vested on the grant date, an additional 1,187,549 shares (67.86% of each tranche) vested on July 29, 2020 upon the conversion of 95% of the $100,000,000 of our outstanding 5% Secured Convertible Promissory Notes due 2021 (2021 Notes), and the remaining 62,477 shares (3.57% of each tranche) vested on September 30, 2020 upon the conversion of the remaining 5% of the outstanding 2021 Notes.

[5] These RSUs were granted on February 26, 2021. The first tranche vested on February 26, 2022, and the remaining two tranches vest on February 26, 2023 and February 26, 2024.

[6] These RSUs were granted on February 26, 2022 and vest in three equal installments on February 26, 2023, February 26, 2024 and February 26, 2025.

[7] This stock option was granted on July 27, 2020 in four tranches with separate exercise prices. The first two tranches vested on July 27, 2021 and July 27, 2022, and the remaining tranche vests on July 27, 2023.

[8] This stock option was granted on July 1, 2016 and vested in three substantially equal installments on July 1, 2017, July 1, 2018 and July 1, 2019.

[9] This stock option was granted on September 14, 2017 and vested in three substantially equal installments on September 14, 2018, September 14, 2019 and September 14, 2020.

[10] This stock option was granted on December 4, 2018 and vested in three substantially equal installments on September 3, 2019, September 3, 2020 and September 3, 2021.

[11] This stock option was granted on September 3, 2016 and vested in three equal installments on September 3, 2017, September 3, 2018 and September 3, 2019.

[12] This stock option was granted on January 16, 2019 and vested in three substantially equal installments on January 16, 2020, January 16, 2021 and January 16, 2022.

[13] This stock option was granted on November 15, 2016 and vested in three substantially equal installments on September 3, 2018, September 3, 2019 and September 3, 2020.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting[1] ($)
J.V. Continenza	0	0	100,000	476,000
D.E. Bullwinkle	0	0	0	0
T.R. Taber	0	0	0	0
R.D. Vandagriff	0	0	0	0
R.W. Byrd	0	0	18,879	85,144
J. O'Grady	0	0	0	0

[1] This column represents the value of RSUs that vested during 2022, based on the closing stock price on the vesting date.

PENSION BENEFITS FOR 2022

The "Pension Benefits Table" below shows the present value as of December 31, 2022 of the accumulated benefits payable to our NEOs under KRIP and KURIP, including the number of years of service credited to each NEO, as applicable. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in FASB ASC Topic 715 and are consistent with those used in our financial statements as described in Note 17 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022. The assumptions used to calculate the present value of accumulated benefits for each NEO are described below.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J.V. Continenza[1]	KRIP	3.86	350,140	0
D.E. Bullwinkle[2]	KRIP	18.35	356,392	0
T.R. Taber[3]	KRIP	42.20	302,330	0
	KURIP	1.62	58,593	0
R.D. Vandagriff[4]	KRIP	16.55	377,779	0
R.W. Byrd[5]	KRIP	7.68	248,425	0
J. O'Grady[6]	KRIP	19.67	332,396	0
	KURIP	1.62	0	13,355

[1] Mr. Continenza had been employed with us for 3.86 years as of December 31, 2022. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP.

[2] Mr. Bullwinkle had been employed with us for 18.35 years as of December 31, 2022. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP.

[3] Dr. Taber had been employed with us for 42.20 years as of December 31, 2022. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP. Dr. Taber's post-petition KURIP benefit of $58,593 is payable to him as a lump sum upon his termination of employment with us (less applicable withholding); this amount was fixed following our emergence from bankruptcy. Dr. Taber no longer has a traditional KRIP benefit as he took a lump sum in-service distribution in 2020.

[4] Mr. Vandagriff had been employed with us for 16.55 years as of December 31, 2022. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP.

(5) Mr. Byrd had been employed with us for 7.68 years as of December 31, 2022. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP.

(6) Mr. O'Grady had been employed with us for 19.67 years as of the date of his separation of service and he accrued 19.67 years of credited service as of such date, which excludes his time with us at a foreign subsidiary. His accumulated benefit is the value of his account value under the cash balance arrangement in KRIP. Mr. O'Grady received a distribution of $13,355 for his KURIP Benefit during 2022 in the form of a lump sum.

Tax-Qualified Retirement Plan: Kodak Retirement Income Plan (KRIP)

We fund a tax-qualified defined benefit pension plan known as the Kodak Retirement Income Plan (KRIP) for all U.S. employees. Effective January 1, 2000, we amended KRIP to include a cash balance component. KRIP's cash balance component covers employees hired before March 1, 1999 who elected that coverage and all new U.S. employees hired on or after March 1, 1999, including Messrs. Continenza, Bullwinkle, Vandagriff, Byrd and O'Grady. Dr. Taber participated in KRIP's traditional defined benefit component.

On January 1, 2015, we froze all benefit accruals in the traditional component of KRIP for all participants. Beginning on that date, accruals in KRIP were made under the cash balance component for all participating employees in an amount equal to 7% of the employee's monthly pay, which had previously been 4% for cash balance participants. The cash balance accrual rate was increased from 7% to 9% effective January 1, 2020, and from 9% to 12% effective January 1, 2022, along with a one-time additional pay credit, effective May 31, 2022. Accruals for Dr. Taber since January 1, 2015 have been made under the cash balance component.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to a percentage of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). Prior to January 1, 2015, the cash balance component provided a credit of 4% of an employee's monthly pay. The credit was increased to 7% starting January 1, 2015, to 9% starting January 1, 2020 and to 12% starting January 1, 2022. In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Before 2015, employees vested in their account balance after completing three years of service. Beginning on January 1, 2015, all active employees were immediately vested. Vested benefits under the cash balance component are payable upon normal retirement (age 65), termination or death. Participants in the cash balance component of the plan may choose from among various forms of benefits such as a lump sum, a joint and survivor annuity and a straight life annuity. Effective November 1, 2022, KRIP was amended to allow for a cash balance in-service distribution for employees age 59½ or older. In addition, the prior requirement to commence payment no later than April 1 after attaining age 70½ even if still employed was removed, impacting distributions in 2023 and later.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, which was frozen as of January 1, 2015, benefits are based upon a participating employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to the earliest of January 1, 2015, commencement of payment, or termination of employment. Participating compensation is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For a participating employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of: (a) 1.3% of APC not in excess of the average social security wage base, plus (b) 1.6% of APC in excess of the average social security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for social security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity or (under certain circumstances) a lump sum.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with us ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or, for certain employees, have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. All current employees with traditional retirement benefits

are eligible to receive an in-service distribution of their traditional retirement benefit at age 65, and current employees who are eligible for early retirement, were employed prior to 1996 and have earned at least 30 years of service are eligible for an in-service distribution of their traditional retirement benefit at age 60. Prior to 2015, employees became vested in their accrued benefit after completing three years of service with us. Beginning January 1, 2015, vesting is immediate.

Non-Qualified Retirement Plan: Kodak Unfunded Retirement Income Plan (KURIP)

Dr. Taber is our only NEO eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP) as of December 31, 2022. Mr. O'Grady had a balance under KURIP which was paid to him in 2022. KURIP was an unfunded retirement plan that was designed to provide our U.S. employees with pension benefits that (1) made up for the Internal Revenue Code's limitations on allocations and benefits that may be paid under KRIP and SIP, and (2) recognize deferred compensation that was ignored when calculating benefits under KRIP and SIP.

Benefits due under KURIP were payable upon a participating employee's termination of employment or death. Upon our emergence from bankruptcy, KURIP was terminated and, as a result, each participating employee's pre-petition benefit was settled in the form of an equity distribution, consistent with treatment for other similarly situated general unsecured creditors, and post-petition benefits were calculated using September 3, 2013 as the hypothetical last day of employment with us. The post-petition benefit is frozen and payable as a lump sum upon the participating employee's termination of employment with us (less applicable withholding and deduction).

NON-QUALIFIED DEFERRED COMPENSATION FOR 2022

Except for Mr. Continenza, none of our NEOs have non-qualified deferred compensation.

We maintain our Deferred Compensation Plan for Directors, which allows non-employee directors to defer some or all of their RSU awards into a phantom stock account. Prior to his appointment as our Executive Chairman effective February 20, 2019, Mr. Continenza had elected to defer 241,589 RSUs for his services as a non-employee director to the Deferred Compensation Plan for Directors.

Name	Account Type	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J.V. Continenza	Deferred RSUs[1]	0	0	(393,791)[2]	0	736,846[3]

[1] Represents the 241,589 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors, which were received for services as a non-employee director prior to his appointment as our Executive Director effective February 20, 2019. This account is payable to Mr. Continenza upon his separation from us as a director in shares of our common stock.

[2] This amount reflects the change in the value of the phantom stock credited to his account under the Deferred Compensation Plan for Directors from December 31, 2021 to December 31, 2022.

[3] This amount reflects the value of the phantom stock credited to his account under the Deferred Compensation Plan for Directors on December 31, 2022, which was calculated using a stock value of $3.05 per share, which was the closing price of our common stock as of December 30, 2022, the last trading day of the year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The discussion below regarding the amounts payable to our NEOs upon certain employment terminations reflects the amounts payable under our outstanding arrangements as of December 31, 2022.

Potential Benefits upon Termination for Reasons other than Change in Control

Each of our NEOs is or was eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our NEOs in the event of termination of employment on December 31, 2022 pursuant to their employment agreements with us and our Officer Severance Policy are described below. For Mr. O'Grady, the Severance Payments Table below shows the actual amounts he received in connection with his voluntary resignation on April 2, 2022.

Actual amounts paid or distributed to our NEOs as a result of one of the separation events occurring in the future may be different from those described below due to the fact that many factors affect the amounts of any payments described under the various separation events. For example, factors that could affect the amounts payable include the executive's base salary and our stock price. At the time of separation of the NEO, we may approve severance terms that vary from those provided in the NEO's pre-existing individual employment agreement(s), if any, or in relevant employee benefit plans.

In addition to the benefits outlined in our NEO's employment agreements and our Officer Severance Policy, our NEOs were eligible to receive any benefits provided under our benefit and compensation plans applicable to U.S. employees generally, such as distributions under SIP, outplacement services under our Termination Allowance Plan, frozen KURIP benefits (for Dr. Taber and Mr. O'Grady), and disability benefits (for Mr. Continenza), in accordance with those plans and policies. Our NEOs will also be eligible to receive any present value of accrued benefits as set forth in "Pension Benefits for 2022" beginning on page 30.

Following termination of employment, Messrs. Bullwinkle, Vandagriff, Byrd and O'Grady and Dr. Taber are subject to compliance with the post-termination restrictive covenants set forth in his Eastman Kodak Company Employee's Agreement, in addition to any covenants under individual arrangements with us. These covenants generally prohibit these NEOs from disclosing our proprietary or confidential information, engaging in certain activity in competition with us for up to 18 months after termination of employment with us and for one year after termination of employment with us, from soliciting any of our employees to leave employment with us, or soliciting any of our customers or suppliers to do business with any of our competitors. Mr. Continenza is party to an Eastman Kodak Company Employee's Agreement that prohibits him from disclosing our proprietary or confidential information.

Pursuant to his employment agreement, Mr. Continenza is prohibited from soliciting any of our employees to leave employment with us, or soliciting any of our customers to do business with any of our competitors (or reduce its business with us), for 12 months after termination of his employment with us.

Potential Benefits upon Termination following a Change in Control (Double Trigger)

Our employment agreement with Mr. Bullwinkle provides for payments if there is an involuntary termination of his employment within two years following a "change in control" (commonly referred to in combination as a "double trigger"). A "change in control" generally occurs upon (1) any person or group becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power to elect directors, (2) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us that requires the approval of our shareholders, (3) a sale of all or substantially all of our assets (other than to an affiliate); or (4) approval by our shareholders of a complete liquidation or dissolution of us.

In the event of a termination within two years following a change in control, Mr. Bullwinkle would be entitled to receive the same payments and benefits that they would receive upon a termination of employment for good reason. Please see "Potential Benefits upon Termination for Reasons other than Change in Control" beginning on page 32 and "Individual Termination Arrangements" below for a description of those payments and benefits.

Individual Termination Arrangements

Under their employment agreements, Messrs. Continenza and Bullwinkle are eligible to receive severance benefits payable in connection with termination without cause or with good reason, subject to:

- Execution of a general release and covenant not to sue in favor of us;
- Compliance with non-solicitation (and in the case of Mr. Bullwinkle, non-competition) provisions following termination of employment; and
- The understanding that severance payments provided under the employment agreements are in lieu of those provided under our Termination Allowance Plan.

James V. Continenza

Under the terms of his employment agreement, Mr. Continenza would be eligible for certain severance benefits in the event his employment is terminated.

The employment agreement provides the following definitions:

- "Cause" means any of the following: (1) his willful and continued failure or to attempt to perform the usual, customary or reasonable functions of his positions other than due to a disability or approved leave; (2) his gross negligence or willful misconduct in the performance of his duties or obligations to us that has caused material injury to us; (3) his conviction of any felony (other than a felony predicated on your vicarious liability or involving a traffic violation) or crime involving moral

turpitude; (4) his unlawful possession, use or sale of narcotics or other controlled substances on our premises, or performing job duties while under the influence of illegally used controlled substances; (5) his material breach of the agreement; (6) his material breach of a requirement of our Business Conduct Guide; or (7) his material breach of his Eastman Kodak Company Employee's Agreement.

- ''Good Reason'' means (1) a material breach of the agreement by us; (2) a material reduction in or adverse modification of the nature and scope of his authority, duties, responsibilities, or privileges (whether or not accompanied by a change in title); (3) a material diminution in or failure by us to timely pay any compensation, including your base salary, annual cash performance incentive or long term incentive compensation; or (4) a refusal to allow him to work remotely consistent with his historical practices.

The amount and nature of the severance benefits he would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If Mr. Continenza's employment is terminated by us without cause or by him with good reason, he would be eligible to receive (less applicable withholding and deduction):

- an amount equal to two years of salary plus two years of annual incentive awards;
- an amount equal to earned but unpaid annual incentive for the fiscal year ending immediately prior to the year in which his employment was terminated;
- an amount equal to the annual incentive in respect of the fiscal year in which his termination of employment occurs, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination of employment;
- accelerated vesting of the next tranche of outstanding unvested RSUs that would have vested but for the termination of his employment; and
- continued participation in all health, medical and dental plans and programs maintained by the Company for 24 months with payment by us of all required contributions to maintain such coverage.

Termination by Us for Cause or by the NEO without Good Reason. If Mr. Continenza's employment is terminated by us for cause or by him without good reason, he would not be eligible to receive any severance benefits, and he would forfeit any unvested equity-based compensation.

Termination for Disability or Death. In the event Mr. Continenza's employment is terminated due to his disability or death, he or his estate, as applicable, would be eligible to receive (less applicable withholding and deduction) his accrued compensation, earned but unpaid annual incentive awards for the fiscal year ending immediately prior to the year of the termination, an amount equal to the annual incentive in respect of the fiscal year in which the termination occurs, pro-rated based upon the number of days from the beginning of such fiscal year through the date of termination, and accelerated vesting of the next tranche of unvested RSUs. All unvested portions of remaining RSUs would be forfeited.

Change in Control. No payments are made to Mr. Continenza in connection with a change in control.

David E. Bullwinkle

Under the terms of his employment agreement, Mr. Bullwinkle will be eligible for certain severance benefits in the event his employment is terminated.

The employment agreement provides the following definitions:

- ''Cause'' means any of the following: (1) his continued failure to perform his duties in a manner deemed satisfactory by your supervisor; (2) his failure to follow a lawful written directive of our CEO, his supervisor or the Board; (3) his willful violation of any material rule, regulation, or policy that may be established from time to time for the conduct of our business; (4) his unlawful possession, use or sale of narcotics or other controlled substances, or performing job duties while illegally used controlled substances are present in his system; (5) any act or omission or commission by him in the scope of his employment (i) which results in the assessment of a civil or criminal penalty against his or us, or (ii) which in the reasonable judgment of his supervisor could result in a material violation of any foreign or U.S. federal, state or local law or regulation having the force of law; (6) his conviction of or plea of guilty or no contest to any crime involving moral turpitude; (7) any misrepresentation of a material fact to, or concealment of a material fact from, his supervisor or any other person in the Company to whom he has a reporting relationship in any capacity; or (8) his breach of our Business Conduct Guide or his Eastman Kodak Company Employee's Agreement.
- ''Good Reason'' means any of the following: (1) a material diminution in his total target cash compensation (salary and target annual incentive); (2) a material diminution in his authority or responsibilities; (3) the transfer of his primary work site to a new primary work site that increases his one-way commute to work by more than 35 miles; (4) any material breach of the agreement by us; (5) any purported termination by us of his employment other than as expressly permitted by the agreement; or (6) a change in control followed by his involuntary termination within two years of the change in control.

The amount and nature of the severance benefits he would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If Mr. Bullwinkle's employment is terminated by us without cause or by him with good reason, he is eligible to receive (less applicable withholding and deduction):

- an amount equal to his annual base salary;
- continued vesting of his equity grants in accordance with the terms of such awards; and
- annual incentive eligibility consisting of EXCEL as governed by the terms of the EXCEL Plan and applicable award agreement.

Termination by Us for Cause or by the NEO without Good Reason. If Mr. Bullwinkle's employment is terminated by us for cause or by him without good reason, he is not eligible to receive any severance benefits and he forfeits any unvested equity-based compensation.

Termination for Disability or Death. In the event Mr. Bullwinkle's employment is terminated due to his disability or death, he or his estate, as applicable, will be eligible to receive (less applicable withholding and deduction) continued vesting of his equity awards in accordance with the terms of such awards and a pro rata EXCEL award, if earned, as governed by the terms of the EXCEL Plan and applicable award agreement.

Change in Control. No payments are made to Mr. Bullwinkle in connection with a change in control unless the change in control is followed by an involuntary termination within two years following the change in control, in which case he then would be eligible to receive the severance benefits described above for a "Termination by Us without Cause or by the NEO with Good Reason."

Dr. Taber and Messrs. Vandagriff and Byrd

Under our Officer Severance Policy, Dr. Taber and Messrs. Vandagriff and Byrd each would be eligible for certain severance benefits in the event his employment is terminated. The amount and nature of the severance benefits each would be eligible to receive vary depending on the circumstances surrounding termination as described below:

Termination by Us without Cause or by the NEO with Good Reason. If the employment of Dr. Taber or Mr. Vandagriff or Byrd is terminated by us without cause or by him with good reason (including an involuntary termination within two years following a change in control), he would be eligible to receive (less applicable withholding and deduction):

- an amount equal to 100% of his annual base salary (100% of his total target cash compensation for Dr. Taber);
- modified accelerated vesting of his equity grants in accordance with the terms of such awards; and
- eligibility for an EXCEL award for the fiscal year in which the termination occurs, if earned, as governed by the terms of the EXCEL Plan and applicable Administrative Guide or Award Notice.

Termination by Us for Cause or by the NEO without Good Reason. If the employment of Dr. Taber or Mr. Vandagriff or Byrd is terminated by us for cause or by him without good reason, he is not eligible to receive any severance benefits and he forfeits any unvested equity-based compensation.

Termination for Disability or Death. In the event the employment of Dr. Taber or Mr. Vandagriff or Byrd is terminated due to his disability or death, he or his estate, as applicable, will be eligible to receive (less applicable withholding and deduction) continued vesting of his equity awards in accordance with the terms of such awards.

Change in Control. No payments are made to Dr. Taber or Messrs. Vandagriff or Byrd in connection with a change in control unless the change in control is followed by an involuntary termination within two years following the change in control, in which case the terminated individual would then be eligible to receive the severance benefits described above for a "Termination by Us without Cause or by the NEO with Good Reason.

Mr. O'Grady

Mr. O'Grady voluntarily resigned on April 2, 2022, with no right to severance benefits. As recognition of his strong contributions to the Company during his tenure, we agreed to provide him severance pay in the amount of $201,219 and the cost of one-year of COBRA coverage for him and his family of an additional $37,563, for a total severance benefit of $238,782.

Potential Benefits upon Change in Control

Under our 2013 Omnibus Incentive Plan, upon a change in control, we may provide for accelerated exercisability, lapse of restrictions or deemed satisfaction of performance goals with respect to any outstanding awards. The events constituting a change in control under our 2013 Omnibus Incentive Plan include the change in control events described above for the employment agreement with Mr. Bullwinkle, and also include a change in the composition of the Board such that within a period of 24 consecutive months, individuals who were either directors at the beginning of such 24-month period or were elected or nominated by at least two-thirds of such directors cease for any reason to constitute at least a majority of the Board.

SEVERANCE PAYMENTS TABLE

The table below generally estimates the incremental amounts payable upon a termination of employment by us under various circumstances as if the NEO's last date of employment was December 31, 2022, using the closing price of our common stock as of December 30, 2022 (the last trading day of the year), which was $3.05, and including all outstanding grants through the assumed last date of employment of December 31, 2022. The table does not include the pension benefits nor non-qualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits Table and Non-Qualified Deferred Compensation Table on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. The amounts shown for Mr. O'Grady are the actual amounts he received as a result of his voluntary resignation on April 2, 2022.

	Termination Without Cause or With Good Reason[1] ($)	Termination For Cause or Without Good Reason ($)	Voluntary Resignation ($)	Termination Based on Disability ($)	Termination Based on Death ($)
J.V. Continenza					
Cash Severance[2]	4,000,000	0	0	0	0
Restricted Stock/RSUs[3]	610,000	0	0	610,000	610,000
Stock Options	0	0	0	0	0
Benefits/Perquisites[5]	113,307	0	0	0	0
Total	4,723,307	0	0	610,000	610,000
D.E. Bullwinkle					
Cash Severance[2]	460,000	0	0	0	0
Restricted Stock/RSUs	0	0	0	0	0
Stock Options[4]	45,756	0	0	45,756	45,756
EXCEL[5]	0	0	0	0	0
Benefits/Perquisites[5]	4,500	0	0	0	0
Total	510,256	0	0	45,756	45,756
T.R. Taber					
Cash Severance[2]	660,000	0	0	0	0
Restricted Stock/RSUs	0	0	0	0	0
Stock Options	0	0	0	0	0
Benefits/Perquisites[5]	4,500	0	0	0	0
Total	664,500	0	0	0	0
R.D. Vandagriff					
Cash Severance[2]	350,000	0	0	0	0
Restricted Stock/RSUs	0	0	0	0	0
Stock Options[4]	45,756	0	0	45,756	45,756
Benefits/Perquisites[5]	4,500	0	0	0	0
Total	400,256	0	0	45,756	45,756
R.W. Byrd					
Cash Severance[2]	325,000	0	0	0	0
Restricted Stock/RSUs	0	0	0	0	0
Stock Options[4]	45,756	0	0	45,756	45,756
Benefits/Perquisites[5]	4,500	0	0	0	0
Total	375,256	0	0	45,756	45,756

	Termination Without Cause or With Good Reason[1] ($)	Termination For Cause or Without Good Reason ($)	Voluntary Resignation ($)	Termination Based on Disability ($)	Termination Based on Death ($)
J. O'Grady					
Cash Severance[2]	—	—	201,219	—	—
Benefits/Perquisites[5]	—	—	37,563	—	—
Total	—	—	238,782	—	—

[1] For Mr. Bullwinkle, "good reason" includes an involuntary termination within two years following a change in control.

[2] The cash severance amount for Mr. Continenza is equal to 2 times base salary plus 2 times annual incentive. The cash severance amounts for Messrs. Bullwinkle, Vandagriff and Byrd is equal to 1 times annual base salary. The cash severance amount for Dr. Taber is equal to 1 times his total target cash compensation (base salary plus EXCEL target award). The severance amount for Mr. O'Grady is the actual amount he received.

[3] Mr. Continenza has unvested RSUs from grants in 2021 and 2022. In the event of all termination reasons except in the case of termination for cause or without good reason or voluntary resignation, these grants have an accelerated vesting provision for the first tranche of equity to vest following the date of termination, all other unvested RSUs and stock options would be forfeited. As at December 31, 2022 there would be accelerated vesting of 100,000 RSUs from his February 26, 2021 contractual grant and 100,000 RSUs from his February 26, 2022 contractual grant.

[4] The stock option awards for Messrs. Bullwinkle, Byrd, and Vandagriff granted in 2020 have an accelerated vesting provision for all termination reasons except in the case of termination for cause or without good reason. This provides for the first tranche of equity to vest following the date of termination; all other unvested RSUs and stock options would be forfeited.

[5] In the event of termination without cause, each NEO is eligible to receive outplacement services valued at $4,500 provided in accordance with our Termination Allowance Plan, and Mr. Continenza is also eligible for continued participation in all health, medical and dental plans for 24 months and payment of all required contributions for such coverage. The amount for Mr. O'Grady is the payment he received for the cost of one-year of COBRA coverage for him and his family. In the event of termination due to disability, each NEO is eligible to receive benefits under our long-term disability plan. In the event of termination due to death, each NEO is eligible to receive $50,000 in term life insurance provided under our employee life insurance plan.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of James V. Continenza, our Executive Chairman and Chief Executive Office (our CEO).

For 2022, the median of the annual total compensation of all employees of the Company (other than our CEO) was $55,106, and the annual total compensation of our CEO was $2,703,120. Based on this information, we reasonably estimate that the ratio of the annual total compensation of our CEO to the median annual total compensation of all other employees for 2022 was 49 to 1.

To identify the median employee, we used the following methodology and material assumptions, adjustments and estimates:

- We selected October 1, 2022, as the date upon which we would identify our median employee. We determined that as of such date, our overall employee population consisted of approximately 4,198 employees, of which approximately 48% were located in the U.S.

- To identify our median employee, as permitted by the de minimis exception in Item 402(u), we excluded from our overall employee population the employees located in the following countries, which consisted of 196 employees in total: Austria, 4; Denmark, 6; Finland, 2; Netherlands, 13; Poland, 11; Russia, 2; Spain, 23; Sweden, 9; Switzerland, 11; UAE, 9; Argentina, 7; Brazil, 22; Colombia, 4; Hong Kong, 5; Indonesia, 1; Malaysia, 3; New Zealand, 4; Singapore, 24; South Korea, 27; Taiwan, 1; Thailand, 7; and Vietnam, 1.

- From our adjusted employee population, we compared the amount of base salary plus bonus and sales incentive from January 1, 2022 through September 30, 2022. We did not prorate the compensation of part-time employees or newly hired employees for this period. For an employee located outside the U.S. who was compensated using non-U.S. currency, we converted the employee's compensation to U.S. dollars using the exchange rate in effect on October 1, 2022. We did not make any cost-of-living adjustments.

After we identified our median employee, we calculated the median employee's annual total compensation for 2022 in accordance with the requirements of the applicable SEC rules. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2022 Summary Compensation Table included in this Proxy Statement. To calculate the pay ratio, we divided our CEO's annual total compensation by our median employee's annual total compensation.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures. The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

PAY VERSUS PERFORMANCE TABLE

The following table sets forth the compensation information of our Principal Executive Officer (PEO) and the average compensation for our other named executive officers (non-PEO NEOs), along with the total shareholder return and net income for each of fiscal year 2022, 2021 and 2020. For further information regarding our executive compensation programs, please refer to "Compensation Discussion and Analysis" starting on page 18.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[1]	Average Compensation Actually Paid to non-PEO NEOs[3]	Value of Initial Fixed $100 Investment Based On:		Net Income	Company-Selected Measure[5]
					Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]		
2022	$2,703,120	$1,862,776	$478,669	$464,672	$66	$126	$26,000,000	—
2021	$6,042,091	$4,167,196	$459,305	$343,204	$101	$162	$24,000,000	—
2020	$11,962,882	$35,160,284	$675,223	$939,203	$175	$128	($541,000,000)	—

[1] Our PEO for 2020 through 2022 was James V. Continenza. The individuals comprising our non-PEO NEOs for each year were as follows:

2020	2021	2022
David E. Bullwinkle	David E. Bullwinkle	David E. Bullwinkle
Roger W. Byrd	John O'Grady	Terry R. Taber
		Randy D. Vandagriff
		Roger W. Byrd
		John O'Grady

[2] The dollar amounts reported in this column represent the amount of "compensation actually paid" to the PEO in 2022, 2021 and 2020, as computed in accordance with Item 402(v) of Regulation S-K. Equity compensation fair value was calculated based on assumptions determined in accordance with FASB ASC Topic 718. The dollar amounts do not necessarily reflect the actual amount of compensation earned by or paid to the PEO during the applicable fiscal years.

PEO Compensation Actually Paid Detail

Compensation Element	Compensation Actually Paid Detail		
	2020	2021	2022
Summary Compensation Table (SCT) Reported Total Compensation	$11,962,882	$6,042,091	$2,703,120
Aggregate SCT Reported Equity Compensation (-)	($11,112,869)	($5,000,000)	($1,428,000)
Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$0	$1,404,000	$915,000
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Outstanding (+/-)	$0	$0	($326,000)
Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$34,623,783	$1,724,000	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Vested During Covered FY (+/-)	($312,324)	$0	$8,000
Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$0	$0	$0

PEO Compensation Actually Paid Detail

	Compensation Actually Paid Detail		
Compensation Element	**2020**	**2021**	**2022**
Aggregate Change in the Actuarial Present Value of the Accumulated Benefits under Actuarial Pension Plans Reported in the SCT (-)	($25,973)	($26,324)	($278,604)
Actuarially Determined Service Costs for Services Rendered During the Fiscal Year (+)	$24,786	$23,429	$33,524
Cost/Credit of Benefits Granted During the Covered FY Attributed to Services Rendered in Periods Prior to an Amendment/Initiation (+)	$0	$0	$235,736
Compensation Actually Paid Determination	**$35,160,284**	**$4,167,196**	**$1,862,776**

[3] The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the non-PEO NEOs in 2022, 2021 and 2020, as computed in accordance with Item 402(v) of Regulation S-K. Equity compensation fair value was calculated based on assumptions determined in accordance with FASB ASC Topic 718. The dollar amounts do not necessarily reflect the actual average amount of compensation earned by or paid to the non-PEO NEOs during the applicable fiscal years.

Average Non-PEO NEOs Compensation Actually Paid Detail

	Compensation Actually Paid Detail		
Compensation Element	**2020**	**2021**	**2022**
Summary Compensation Table (SCT) Reported Total Compensation	**$675,223**	**$459,305**	**$478,669**
Aggregate SCT Reported Equity Compensation (-)	($322,267)	$0	$0
Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$277,252	$0	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Outstanding (+/-)	$206,909	($54,935)	($12,962)
Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$0	$0	$0
Year-Over-Year Change in Fair Value of Awards Granted During Previous FYs & Vested During Covered FY (+/-)	$107,306	($59,086)	$1,059
Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$0	$0	$0
Aggregate Change in the Actuarial Present Value of the Accumulated Benefits under Actuarial Pension Plans Reported in the SCT (-)	($29,518)	($25,053)	($100,835)
Actuarially Determined Service Costs for Services Rendered During the Fiscal Year (+)	$24,298	$22,974	$27,382
Cost/Credit of Benefits Granted During the Covered FY Attributed to Services Rendered in Periods Prior to an Amendment/Initiation (+)	$0	$0	$71,360
Compensation Actually Paid Determination	**$939,203**	**$343,204**	**$464,672**

[4] Cumulative total shareholder return (TSR) calculated based on an assumed $100 investment as of December 31, 2019. Peer Group TSR reflects the TSR of the S&P Small Cap 600 IT (total return).

[5] All compensation issued by the us during the three most recently completed fiscal years has been pursuant to contractual obligations. There have been no financial performance measures used by us to link compensation for the most recently completed fiscal year to the Company's performance. Therefore, we are not able to use a Company-selected measure. See "Financial Performance Measures" below.

Financial Performance Measures

Our Compensation, Nominating and Governance Committee (the Committee) reviews a variety of Company-wide and individual factors, as well as peer practices, when considering compensation actions with respect to our executive officers. Over the past three most recently completed fiscal years, in recognition of market conditions, no payments were made under our annual variable incentive program which has been historically used to link executive officer compensation with the Company's financial performance. Furthermore, any equity award issuances over the three most recently completed fiscal years have been made in the form of RSUs or stock options with vesting dependent upon continued employment and the compensation value ultimately realized by our executive officers remains subject to significant variation over time (e.g., forfeiture of unvested awards prior to vesting, variation in stock price prior to award monetization). As all compensation issued by us during the three most recently completed fiscal years has been pursuant to contractual obligations, there were no financial performance measures used by us to link compensation for the most recently completed fiscal year to the Company's performance.

Compensation Actually Paid versus TSR



Compensation Actually Paid versus Net Income



DIRECTOR COMPENSATION

Introduction

Historically, our directors have been compensated through a combination of cash retainers and equity. We do not pay employee directors for Board service in addition to their regular employee compensation. The following table reflects the amounts earned or granted to our non-employee directors for a full year of service, subject to proration based on period of service.

	Cash Retainer ($)	Committee Chair/Board Chair Fee ($)	Equity Value ($)	Total Retainer ($)
B. Thomas Golisano	90,000	—	100,000	190,000
Philippe D. Katz	90,000	20,000	100,000	210,000
Kathleen B. Lynch	90,000	20,000	100,000	210,000
Jason New	90,000	—	100,000	190,000
Darren L. Richman	90,000	—	100,000	190,000
Michael E. Sileck Jr.	90,000	—	100,000	190,000

The amounts shown in the schedule above and in the 2022 Director Compensation table below do not reflect the value of awards actually realized by the directors in fiscal year 2022, because the Board, upon the recommendation of the Compensation, Nominating and Governance Committee, adjusted the grant date and vesting schedule for the grants of directors' equity awards to coincide with the annual meeting of shareholders.

Following the 2022 Annual Meeting, directors have been paid a cash retainer in quarterly installments, and on the day following the 2022 Annual Meeting, directors received a grant of RSUs that vest on May 16, 2023, the day immediately preceding the 2023 annual meeting of shareholders (except that Mr. Richman will be paid $100,000 of cash on May 16, 2023 in lieu of RSUs). Directors were eligible to elect to receive RSAs that vest in quarterly installments in lieu of the cash retainer.

2022 Director Compensation Table

Our non-employee directors received the following compensation in 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
B. Thomas Golisano	45,000[2]	100,000	145,000
Philippe D. Katz	—	210,000[2][3]	210,000
Kathleen B. Lynch	110,000	100,000	210,000
Jason New	45,000[2]	100,000	145,000
Darren L. Richman	45,000[2][4]	—	45,000
Michael E. Sileck Jr.	90,000	100,000	190,000

[1] Pursuant to the previous determination of the Board that annual director grants be made on the day following the annual meeting of shareholders, the 2022 RSUs were granted effective May 18, 2022, and vest on May 16, 2023, the day immediately preceding the 2023 annual meeting of shareholders. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718.

[2] Messrs. Golisano, Katz, New and Richman elected to receive RSAs in lieu of their cash retainer for the period from May 19, 2021 to May 18, 2022. They received their retainer in cash for the period May 18, 2022 to May 17, 2023.

[3] Mr. Katz elected to receive RSAs in lieu of the cash retainer for the period May 18, 2022 to May 17, 2023. The grant used a reference price of $10 per share of common stock to determine the number of equity awards to grant, rather than the closing price of our common stock on the date of grant.

[4] Mr. Richman elected to receive cash in lieu of the annual stock grant of RSUs, which will be paid to him following the date of the 2023 annual meeting of shareholders.

The following table reports the outstanding restricted stock awards and stock option awards held by each of the non-employee directors as of December 31, 2022:

Aggregate Stock and Option Awards Outstanding at Fiscal Year End

Name	Stock Awards Unvested (#)	Stock Options Vested (#)
B. Thomas Golisano	22,075	0
Philippe D. Katz	27,575	45,095
Kathleen B. Lynch	22,075	0
Jason New	22,075	37,579
Darren L. Richman	—	0
Michael E. Sileck Jr.	22,075	0

Share Ownership Guidelines

Our directors are subject to share ownership guidelines, which were adopted on August 11, 2015. Our directors are required to accumulate certain levels of ownership of our equity securities within five years of first becoming a director, as follows:

Title	Target Share Ownership	Holding Requirement	
		Before Target Met	After Target Met
Director	3X annual cash retainer	None	None

Deferred Compensation

Effective December 26, 2013, we adopted the Deferred Compensation Plan for Directors, which allows non-employee directors to defer some or all of their Board retainer and RSU awards into a phantom stock account.

Pursuant to this plan, Messrs. Katz and New and Ms. Lynch each elected to defer 22,075 restricted stock unit awards granted on May 18, 2022.

Expense Reimbursement

We reimburse our directors for reasonable travel expenses incurred in connection with attending Board, committee and shareholder meetings and other Board business events.

PROPOSAL 2

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We describe the compensation of our named executive officers in the "Executive Compensation" section of this Proxy Statement. Pursuant to Section 14A of the Exchange Act, you are voting on a proposal, commonly known as a "say-on-pay" proposal, which gives our shareholders the opportunity to approve, on an advisory basis, the compensation of our named executive officers through the following resolution:

> RESOLVED, that the shareholders of Eastman Kodak Company approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders.

At our 2020 annual meeting of shareholders, we recommended, and our shareholders approved, that we hold this non-binding, advisory vote on executive compensation on an annual basis. The next required vote on frequency will occur at our 2026 annual meeting of shareholders.

We believe that the compensation of our named executive officers for 2022 was appropriate and aligned with our financial results and strategic plan.

In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of votes cast by holders entitled to vote thereon. Because your vote is advisory, it will not be binding on our Board of Directors. However, our Board values the opinions that our shareholders express in their votes and will take the results of the vote into account when considering future executive compensation arrangements as it deems appropriate.

The Board of Directors recommends you vote FOR the advisory resolution to approve the compensation of our named executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S SHARES

The table below presents certain information as of March 23, 2023 regarding the persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock and our Series C preferred stock, with percentages based on 79,340,439 shares of common stock outstanding and 1,096,797 shares of Series C preferred stock outstanding as of March 23, 2023. We also have 1,000,000 shares of 4.0% Series B Convertible Preferred Stock (Series B preferred stock) outstanding that do not have voting rights at the Annual Meeting.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class Beneficially Owned	Number of Shares of Series C Preferred Stock Beneficially Owned	Percent of Class Beneficially Owned
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,253,199[(1)]	5.36%	—	—
GO EK Ventures IV, LLC B. Thomas Golisano 7632 County Road 42 Victor, New York, 14564-8906	11,146,145[(2)]	12.32%	1,110,507[(2)]	100%
George and Renee Karfunkel 1671 52nd Street Brooklyn, New York 11204	5,027,724[(3)]	6.33%	—	—
K.F. Investors LLC, et al. 160 Broadway New York, New York 10038	10,537,451[(4)(5)]	13.28%	—	—
Kennedy Lewis Management LP, et al. 111 West 33rd Street, Suite 1910 New York, New York 10120	6,485,427[(6)]	8.17%	—	—
Southeastern Asset Management, Inc., et al. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	9,353,800[(7)]	10.53%	—	—

[(1)] BlackRock, Inc. (BlackRock) reports sole voting power with respect to 4,144,621 shares and sole dispositive power with respect to 4,253,199 shares. This information is based on a Schedule 13G filed by BlackRock on February 3, 2023.

[(2)] B. Thomas Golisano, a current director, is the sole member of GO EK Ventures. GO EK Ventures and Mr. Golisano have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 11,105,070 shares of common stock underlying the Series C preferred stock. The Series C preferred stock is convertible at any time into shares of our common stock at a conversion rate of 10 shares of common stock for each share of Series C preferred stock held by GO EK Ventures. The amount shown also includes 137,100 shares of common stock issuable upon conversion of 13,710 shares of Series C preferred stock issuable on April 15, 2023 as a dividend payable in kind. For purposes of determining the percent of beneficial ownership of GO EK Ventures, the shares of common stock underlying the Series C preferred stock are included in the outstanding share amount. This information is based on a Schedule 13D/A filed by the reporting persons on October 4, 2022 and Section 16 reports filed with the SEC by GO EK Ventures and Mr. Golisano. 41,075 shares over which Mr. Golisano has direct beneficial ownership are included above and reported below in "Beneficial Security Ownership of Directors, Nominees and Executive Officers."

[(3)] George and Renee Karfunkel each reports shared voting and shared dispositive power with respect to 4,490,145 shares of our common stock. The amount shown includes Mr. Karfunkel's presently exercisable options to purchase 37,579 shares of our common stock and 500,000 shares of our common stock owned by the Chesed Foundation of America, a charitable foundation controlled by Mr. Karfunkel. This information is based on a Schedule 13D/A filed by Mr. and Mrs. Karfunkel on January 14, 2021 and Section 16 reports filed with the SEC by Mr. and Mrs. Karfunkel.

[(4)] This information is based on a Schedule 13D/A filed on August 3, 2020 by the following reporting persons who have agreed to act as a "group" within the meaning of Section 13(d)(3) of the Exchange Act: K.F. Investors, LLC (KF Investors) reports

sole voting and sole dispositive power with respect to 5,044,023 shares; Momar Corporation (Momar) reports sole voting and sole dispositive power with respect to 3,139,741 shares; Marneu Holding Company (Marneu) reports sole voting power and sole dispositive power with respect to 614,041 shares; United Equities Commodities Company (UECC) reports sole voting and sole dispositive power with respect to 1,519,646 shares; 111 John Realty Corp (111 John) reports sole voting and sole dispositive power with respect to 170,000 shares; Moses Marx reports sole voting power and sole dispositive power with respect to 2,353,687 shares, which includes 50,000 shares held directly and indirect ownership of 1,519,646 shares held by UECC, 614,041 shares held by Marneu and 170,000 shares held by 111 John.

(5) Dr. Joseph Fink and our director, Philippe Katz, may be deemed to have indirect beneficial ownership of the shares beneficially owned by the reporting persons by virtue of their positions with the entities. Mr. Katz is the son-in-law of Moses Marx. Dr. Fink and Mr. Katz are managing members of KF Investors, a New York limited liability company. Dr. Fink is the President, Treasurer and a director and Mr. Katz is Vice President, Secretary and a director of Momar, a New York corporation. Dr. Fink and Messrs. Katz and Marx are general partners of UECC, a New York general partnership. Mr. Marx holds a 99% general partnership interest in UECC. The general partners of Marneu, a New York general partnership are Moses Marx and United Equities Realty Associates, a New York general partnership, of which Dr. Fink and Messrs. Katz and Marx are general partners. Mr. Marx holds a direct and indirect 71.4285% general partnership interest in Marneu. Dr. Fink and Messrs. Katz comprise the board of directors and President, Treasurer, and Secretary, respectively, of 111 John, a New York corporation.

209,666 shares over which Mr. Katz has direct beneficial ownership are not included above but are reported below in "Beneficial Security Ownership of Directors, Nominees and Executive Officers."

(6) This information is based on a Schedule 13D filed by Kennedy Lewis Management LP (Adviser), et al. on March 28, 2022 and Section 16 reports filed with the SEC by Kennedy Lewis Management LP (Adviser), et al.

KLIM Fund I, Kennedy Lewis GP LLC (Fund I GP) and Kennedy Lewis Investment Holdings LLC (Holdings I) each reports sole voting and sole dispositive power with respect to 740,988 shares of common stock, which includes (i) 543,988 shares of common stock issuable upon conversion of a convertible note held by KLIM Fund I, including upon conversion of accrued interest payable in kind, and (ii)197,000 shares of common stock held directly by KLIM Fund I. The amounts reported in the table above also include 4,052 additional shares of common stock issuable upon conversion of accrued interest payable in kind through May 22, 2023.

KLIM Fund II and Kennedy Lewis GP II LLC (Fund II GP), each reports sole voting and sole dispositive power with respect to 4,123,839 shares of common stock, which includes (i) 2,214,573 shares of common stock issuable upon conversion of a convertible note held by KLIM Fund II, including upon conversion of accrued interest payable in kind, and (ii) 1,909,266 shares of common stock held directly by KLIM Fund II. The amounts reported in the table above also include 16,496 additional shares issuable upon conversion of accrued interest payable in kind through May 22, 2023.

Kennedy Lewis Capital Partners Master Fund III LP (KLIM Fund III) and Kennedy Lewis GP III LLC (Fund III GP) each reports sole voting and sole dispositive power with respect to 1,578,606 shares of common stock held directly by KLIM Fund III.

Kennedy Lewis Investment Holdings II LLC (Holdings II) reports sole voting and sole dispositive power with respect to 5,601,545 shares of common stock.

The Adviser, Kennedy Lewis Investment Management LLC (KLIM), KLM GP LLC (KLM), David Chene and our director, Darren Richman, each reports sole voting and sole dispositive power with respect to 6,329,194 shares of common stock, which includes 21,446 shares granted to Darren Richman for his service on our Board of Directors.

The Adviser acts as investment adviser to KLIM Fund I, KLIM Fund II and KLIM Fund III (collectively, the KLIM Funds). The KLIM Funds delegated to the Adviser voting and investment power over the securities held by the KLIM Funds pursuant to an Investment Management Agreement with the KLIM Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, KLIM, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of KLIM, may be deemed to exercise voting and investment power over the shares directly held by the KLIM Funds. Each of the KLIM Funds may be deemed the beneficial owners of the shares such KLIM Fund holds. Fund I GP, as general partner of KLIM Fund I, and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the shares held by KLIM Fund I. Fund II GP, as general partner of KLIM Fund II, and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the shares held by KLIM Fund II. Fund III GP, as general partner of KLIM Fund III, and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the shares held by KLIM Fund III.

(7) Southeastern Asset Management, Inc. (Southeastern), a registered investment advisor, reports shared voting power with respect to 8,877,610 shares, shared dispositive power with respect to 9,353,800 shares, and no voting power with respect to 476,190 shares. Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust, reports shared voting power and shared dispositive power with respect to 8,877,610 shares. Southeastern reports that all shares are owned by Southeastern's investment advisory clients, including Longleaf, and none are owned directly or indirectly by Southeastern. As Chairman of the Board of Southeastern, O. Mason Hawkins may be deemed to control and

beneficially own the shares reported by Southeastern; however, Mr. Hawkins reports that he does not own directly or indirectly any of the reported shares for his own account. This information is based on a Schedule 13G/A filed by Southeastern, et al. on February 14, 2023. The shares reported include shares of common stock issuable upon conversion of our 4% Series B Preferred Stock. Shares of Series B Preferred Stock are convertible into shares of common stock at a conversion rate of 9.5238 shares of common stock per share of Series B Preferred Stock.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The table below presents certain information as of March 23, 2023 regarding shares of our common stock and shares of our Series C preferred stock held by our directors, nominees, each of our named executive officers and all directors, nominees and executive officers as a group.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned[1]	Percent of Class Beneficially Owned[1][2]	Number of Shares of Series C Preferred Stock Beneficially Owned[1]	Percent of Class Beneficially Owned[1][2]
Directors and Nominees				
B. Thomas Golisano	11,146,145[3]	12.32%	1,110,507[3]	100%
Philippe D. Katz	10,757,117[4]	13.55%	—	—
Kathleen B. Lynch	32,075[5]	—	—	—
Jason New	145,548[6]	—	—	—
Darren L. Richman	6,485,427[7]	8.17%	—	—
Michael E. Sileck, Jr.	59,575[8]	—	—	—
Named Executive Officers				
David E. Bullwinkle	566,270[9]	—	—	—
Roger W. Byrd	189,491[10]	—	—	—
James V. Continenza	4,111,121[11]	4.99%[12]	—	—
John O'Grady	169,217[13]	—	—	—
Terry R. Taber	311,154[14]	—	—	—
Randy D. Vandagriff	217,773[15]	—	—	—
All directors, director nominees, named executive officers and executive officers as a group (13 persons, including the above)	34,201,404[16][12]	36.03%[12]	1,110,507[3]	100%

[1] Under the rules of the SEC, "beneficial ownership" is deemed to include shares for which an individual, directly or indirectly, has or shares voting or dispositive power, whether or not they are held for the individual's benefit, and includes shares that may be acquired within 60 days, including, but not limited to, the right to acquire shares by the exercise of options or upon the conversion of convertible securities. Shares that may be acquired by the exercise of options within 60 days are referred to in the footnotes to this table as "presently exercisable options." Percentages are based on 79,340,439 shares of common stock outstanding as of March 23, 2023 except where the person has the right to receive shares within the next 60 days from the conversion of convertible securities or the exercise of options (as indicated in the other footnotes to this table), which increases the number of shares owned by such person and the number of shares outstanding. Unless otherwise indicated in the other footnotes to this table, each shareholder named in the table has sole voting and dispositive power with respect to all of the shares shown as owned by the shareholder.

[2] We have omitted percentages of less than 1% from the table.

[3] The amount shown includes 11,105,070 shares of common stock issuable upon conversion of 1,110,507 shares of Series C preferred stock, which are convertible at any time into shares of our common stock at a conversion rate of 10 shares of common stock for each share of Series C preferred stock held by GO EK Ventures, IV, LLC. In addition, the amount shown includes 137,100 shares of common stock issuable upon conversion of 13,710 shares of Series C preferred stock issuable on April 15, 2023 as a dividend payable in kind. Mr. Golisano is the sole member of GO EK Ventures. The amount shown also includes 22,075 RSUs that vest on May 16, 2023 and 19,000 shares held by Mr. Golisano in connection with his service as a director.

(4) The amount shown includes presently exercisable options to purchase 45,095 shares of our common stock, 152,496 shares held directly by Mr. Katz and 22,075 RSUs that vest on May 16, 2023. Mr. Katz also may be deemed to have an indirect beneficial ownership interest with respect to shares beneficially owned by certain reporting persons as reflected and further described in footnote 4 to the "Beneficial Security Ownership of More Than 5% of the Company's Shares" table above. Mr. Katz has 60,510 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors.

(5) The amount shown includes 22,075 RSUs that vest on May 16, 2023.

(6) The amount shown includes 22,075 RSUs that vest on May 16, 2023 and presently exercisable options to purchase 37,579 shares of our common stock.

(7) The amount shown includes the shares held directly by the KLIM Funds. David K. Chene and Darren L. Richman may be deemed to beneficially own the shares reported by the KLIM Funds due to their relationship with the KLIM Funds as described in Footnote 5 to the "Beneficial Security Ownership of More Than 5% of the Company's Shares" table above.

(8) The amount shown includes 22,075 RSUs that vest on May 16, 2023.

(9) The amount shown includes presently exercisable options to purchase 503,287 shares of our common stock.

(10) The amount shown includes presently exercisable options to purchase 150,199 shares of our common stock.

(11) Mr. Continenza holds 1,064,369 shares of common stock and presently exercisable options to purchase 3,800,000 shares of our common stock. Mr. Continenza also has 241,589 shares of phantom stock credited to his account under the Deferred Compensation Plan for Directors. Mr. Continenza's employment agreement provides that Mr. Continenza will not have the right to exercise any stock options granted to him pursuant to the terms of any award granted to him in February 2019 or July 2020 to the extent that, after giving effect to the issuance of the common stock resulting from such exercise, Mr. Continenza (together with his affiliates and any person acting as a group), would beneficially own more than 4.99% of the then issued and outstanding shares of common stock. Accordingly, the shares reported on the table above as beneficially owned by Mr. Continenza and his percentage ownership of our outstanding shares do not include amounts in excess of Mr. Continenza's ownership limit.

(12) The shares and percentage ownership of our outstanding shares do not include amounts in excess of the ownership limit for Mr. Continenza described above in footnote 11 to this table.

(13) The amount shown includes presently exercisable options to purchase 120,400 shares of our common stock.

(14) The amount shown includes presently exercisable options to purchase 256,707 shares of our common stock.

(15) The amount shown includes presently exercisable options to purchase 213,148 shares of our common stock.

(16) The amount shown includes 5,000 RSUs that vest on April 27, 2023 for executive officers who are not named executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTERESTED TRANSACTIONS

Our Board has adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at https://investor.kodak.com/corporate-governance/supporting-documents, our Compensation, Nominating and Governance Committee reviews the material facts of all interested transactions that require the Committee's approval. The Compensation, Nominating and Governance Committee will approve or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director or board observer may participate in any discussion or approval of an interested transaction for which he or she is a related party, other than providing material information concerning the interested transaction to the Compensation, Nominating and Governance Committee. If an interested transaction will be ongoing, the Compensation, Nominating and Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then, at least annually, must review and assess ongoing relationships with the related party.

Under the Board's policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000, our company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was, since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, an Executive Officer, director or nominee for election as a director or board observer (even if the

person does not presently serve in that role), a beneficial owner of greater than 5% of our common stock or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Board has granted standing pre-approval or ratification for the categories of interested transactions described below. In addition, any interested transaction with a related party in which the aggregate amount involved is expected to be less than $120,000 may be pre-approved by the Chair of the Compensation, Nominating and Governance Committee. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director, and the related compensation would be reported if the Section 16 Executive Officer was a "Named Executive Officer" and our Compensation, Nominating and Governance Committee approved (or recommended that the Board approve) such compensation.

- Any compensation paid to a director if the compensation is required to be reported.

- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues.

- Any charitable contribution, grant or endowment by our company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts.

- Any transaction where the related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).

- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.

- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Compensation, Nominating and Governance Committee reviews pre-approved transactions at its regularly scheduled meetings.

Since January 2022, the Company has entered into the following transactions with Interested Parties who have a direct or indirect material interest in the transactions as defined in Item 404 of Regulation S-K under the Exchange Act:

- Nicholas Continenza, the son of Mr. Continenza, our Executive Chairman and Chief Executive Officer, has been employed by Kodak as Global Commercial Counsel since July 2021. In 2022, Nicholas Continenza received total cash compensation of approximately $189,000 consisting of base salary and bonus amounts. In connection with his hiring, Nicholas Continenza also received an equity grant of 50,000 restricted stock units (RSUs) with a grant date value of $369,500, which RSUs vest over a three-year period and are subject to his continued employment on the applicable vesting dates. Nicholas Continenza is eligible to participate in Kodak's benefit plans, policies and arrangements that are provided to employees generally.

- Mr. Richman, a director, is a managing member of KLIM, the owner and control person of KLM GP LLC (KLM). KLM is the general partner of Kennedy Lewis Management LP, which is the investment adviser to the KLIM Funds. On February 26, 2021, the Company entered into the Term Loan Credit Agreement with the KLIM Lenders, as lenders, and Alter Domus (US) LLC, as administrative agent, that provided the Company with (i) an initial term loan in the amount of $225,000,000, which was drawn in full on the same date, and (ii) a commitment to provide delayed draw term loans in an aggregate principal amount of up to $50,000,000 on or before February 26, 2023, which was drawn in full in June 2022. In connection with the Term Loan Credit Agreement, we entered into a letter agreement with KLIM to provide KLIM with certain board nominee rights pursuant to which Mr. Richman was appointed a director of the Company. In addition, pursuant to a securities purchase agreement, the KLIM Lenders purchased from the Company (i) 1,000,000 shares of our common stock for an aggregate purchase price of $10,000,000, and (ii) $25,000,000 aggregate principal amount of the Company's 5.0% unsecured convertible promissory notes due May 28, 2026 in a private placement transaction. From January 1, 2022 through March 31, 2023, the Company has paid $30,195,000 in interest on the initial term loan and $3,462,000 in interest on the delayed draw term loan. Loan Credit Agreement and has reserved 155,480 shares of common stock issuable upon conversion of the 5.0% unsecured promissory as interest payable in kind. The Company has registered for resale the shares of common stock purchased by the KLIM

Lenders from the Company and the shares of common stock issuable upon conversion of the notes pursuant to a registration rights agreement.

• Mr. Golisano, a director, is the sole member of GO EK Ventures, IV LLC (GO EK Ventures) a greater than 10% beneficial owner of the Company's shares as reported above in the table "Beneficial Security Ownership of More than 5% of the Company's Shares." On February 26, 2021, the Company and GO EK Ventures, entered into a Series C Purchase Agreement pursuant to which the Company sold to GO EK Ventures 1,000,000 shares of Series C preferred stock for a purchase price of $100 per share, representing $100,000,000 of gross proceeds to the Company. In connection with the Series C Purchase Agreement, the Company granted GO EK Ventures board nominee rights pursuant to which Mr. Golisano was nominated as a director of the Company. Series C preferred stock is entitled to cumulative dividends payable quarterly "in-kind" in the form of additional shares of Series C preferred stock at a rate of 5.0% per annum. From January 1, 2022 through the Record Date, the Company has issued 66,053 additional shares of Series C preferred stock to GO EK Ventures as dividends in-kind. The Company has registered for resale the shares of common stock issuable upon conversion of the Series C preferred stock pursuant to a registration rights agreement with GO EK Ventures.

• Mr. Golisano is also a director and greater than 10% shareholder of Paychex, Inc., ("Paychex"), a provider of human resources and payroll solutions. During the year ended December 31, 2022, the Company paid Paychex approximately $463,000 to provide payroll and other ancillary services. As a director and a beneficial owner of greater than 10% of the Company's shares, Mr. Golisano may be deemed to have an interest in this transaction but is not expected to have any direct identifiable interest in this transaction. Mr. Golisano did not participate in the negotiation, decision-making process, or approval of the agreement between Paychex and the Company.

• Mr. Michaels, an executive officer of the Company, is the spouse of Ann Miller Michaels, Chief Sales Officer for Intivity, Inc., a full-service office furniture and supplies company. The Company paid Intivity, Inc. approximately $677,500 in connection with various business transactions during the year ended December 31, 2022. The Company has a long-standing business relationship with Intivity, Inc. which predates Mr. Michaels' employment with the Company. Further, Mr. Michaels' position with the Company does not provide him with control over or involvement with the Company's relationship with Intivity, Inc.

PRINCIPAL ACCOUNTING FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following fees were approved by the Audit and Finance Committee and were billed by Ernst & Young LLP, our independent registered public accounting firm (independent accountants), for services rendered in 2021 and 2022.

Type of Service (in millions)	2021	2022
Audit Fees [1]	$3.279	$2.889
Audit-Related Fees [2]	0.056	0.057
Tax Fees [3]	0.186	0.112
All Other Fees [4]	0.006	0.006
Total	3.527	3.064

[1] Audit fees related primarily to the annual audit of our consolidated financial statements included in our Annual Report on Form 10-K, quarterly reviews of interim financial statements included in our Quarterly Reports on Forms 10-Q, and statutory audits of certain of our subsidiaries.

[2] Audit related fees primarily consisted of fees related to the audit of our subsidiary's retirement plan.

[3] Tax fees were for tax compliance and assistance services.

[4] All other fees consisted of non-audit related procurement of an on-line accounting research tool offered by Ernst & Young LLP to its clients.

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY OUR INDEPENDENT ACCOUNTANTS

The Audit and Finance Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the Pre-Approval Policy) requiring the Audit and Finance Committee's pre-approval of all audit and permissible non-audit services provided by the independent accountants. The Pre-Approval Policy sets forth principles that must be considered by the Audit and Finance Committee in approving services to ensure that the independent accountant's independence is not impaired; describes the audit, audit-related, tax and other permissible non-audit services that may be provided and the non-audit services that are prohibited; and sets forth the pre-approval requirements for all permitted services.

The Pre-Approval Policy provides for the general pre-approval of specific types of audit, audit-related, tax and other permissible non-audit services and annual approval of a budget for such services. As set forth in the Pre-Approval Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit and Finance Committee. In addition, any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit and Finance Committee. The independent accountant is required to report quarterly to the Audit and Finance Committee regarding the extent of services provided in accordance with their pre-approval and the fees for the services performed to date. The Pre-Approval Policy also delegates to the Audit and Finance Committee's Chair the authority to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Audit and Finance Committee as a whole. The Audit and Finance Committee may not delegate its responsibilities to pre-approve services performed by the independent accountant to management or to others.

In 2021 and 2022, the Audit and Finance Committee pre-approved all services performed by Ernst & Young LLP.

PROPOSAL 3

PROPOSAL 3 - RATIFICATION OF THE AUDIT AND FINANCE COMMITTEE'S SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee is directly responsible for the selection, compensation, retention, performance and evaluation of our independent registered public accounting firm. The Audit and Finance Committee assesses the selection of the independent registered public accounting firm each year. In addition, the Audit and Finance Committee considers the independence of the independent registered public accounting firm each year.

Ernst & Young LLP has been our independent registered public accounting firm since fiscal year 2021. After consideration of a number of factors, including the firm's performance and an assessment of the firm's qualifications and resources, the Audit and Finance Committee has selected Ernst & Young LLP as our independent registered public accounting firm to serve a one-year term beginning on the date of the Annual Meeting.

A representative of Ernst & Young LLP is expected to attend the Annual Meeting to respond to appropriate questions and, if he or she desires, make a statement.

As a matter of good corporate governance, the Audit and Finance Committee has determined to submit its selection of the independent registered public accounting firm to our shareholders for ratification. In the event that the selection of Ernst & Young LLP is not ratified, the Audit and Finance Committee will review its future selection of an independent registered public accounting firm. Even if the selection is ratified, the Audit and Finance Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

The ratification of the Audit and Finance Committee's selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes cast by holders entitled to vote thereon.

The Board of Directors recommends a vote FOR ratification of the Audit and Finance Committee's selection of Ernst & Young LLP as our independent registered public accounting firm.

By Order of the Board of Directors

Roger W. Byrd
General Counsel, Secretary and Senior Vice President
April 5, 2023

[This page intentionally left blank]

About Kodak

Kodak (NYSE: KODK) is a leading global manufacturer focused on commercial print and advanced materials & chemicals. With 79,000 worldwide patents earned over 130 years of R&D, we believe in the power of technology and science to enhance what the world sees and creates. Our innovative, award-winning products, combined with our customer-first approach, make us the partner of choice for commercial printers worldwide. Kodak is committed to environmental stewardship, including industry leadership in developing sustainable solutions for print.

For additional information on Kodak, visit us at kodak.com, or follow us on Twitter @Kodak and LinkedIn.



Eastman Kodak Company
343 State Street
Rochester, NY 14650
www.kodak.com

FSC
www.fsc.org

MIX
Paper | Supporting
responsible forestry
FSC® C127009